2022 Annual Report

Driving value

Algonquin

Liberty

2022 Annual Report Driving value

ALGONQUIN | LIBERTY 2022 Annual Report Corporate profile Algonquin Power & Utilities Corp. (“AQN”, the “Company”, or “we”), parent company of Liberty, is a diversified international generation, transmission, and distribution utility with over $17 billion of total assets. Through its two business groups, the Regulated Services Group and the Renewable Energy Group, AQN is committed to providing safe, secure, reliable, cost-effective, and sustainable energy and water solutions through its portfolio of electric generation, transmission, and distribution utility investments to over one million customer connections, largely in the United States and Canada. AQN is a global leader in renewable energy through its portfolio of long-term contracted wind, solar, and hydroelectric generating facilities, together with its pipeline of renewable energy development projects. AQN owns, operates, and/or has net interests in over 4 GW of installed renewable energy capacity. AlgonquinPowerandUtilities.com TSX/NYSE: AQN ALGONQUIN | LIBERTY II 2022 Annual Report

Forward-looking information This document contains statements that constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation (collectively, “forward-looking information”). The words “aims”, “anticipates”, “expects”, “could”, “intends”, “may”, “plans”, “potential”, “will”, “would”, “seeks”, “target”, “trends” and similar words and expressions are often intended to identify forward-looking information, although not all forward-looking information contains these identifying words. Specific forward-looking information in this document includes, but is not limited to: expected future growth, earnings, and operational performance; statements regarding acquisitions, projects, strategies and asset recycling; statements regarding the Company’s use of capital; the expected generating capacity and completion of the Sandhill RNG project; statements regarding services provided to customers; statements regarding sustainability; statements regarding the Company’s emissions; the Company’s ESG targets, plans and activities, including its net-zero by 2050 target; and expectations regarding future “greening the fleet” opportunities. Readers are advised that all forward-looking information in this document is provided subject to the “Caution Concerning Forward-Looking Statements and Forward-Looking Information” section of the Management Discussion & Analysis section of this Annual Report. Algonquin Power & Utilities Corp. 2022 annual report Corporate profile II 2022 stats at a glance IV Renewable Services Group V Regulated Energy Group V Financial highlights VI Growth Pillar VIII Operational Excellence Pillar XI Sustainability Pillar XII Appendices Management Discussion & Analysis 1 Consolidated Financial Statements 70 Management’s Report 71 Independent Auditor’s Report 72 Notes to the Consolidated 85 Financial Statements Algonquin’s leadership 153 Corporate info BC III

 ALGONQUIN | LIBERTY  2022 Annual Report  IV  ~309,000  electric customer connections  ~375,000  natural gas customer connections  ~560,000  water and wastewater customer connections  1,261  wind turbines  1,520,280  solar panels  53  hydroelectric generators  Founded in 1988  3,900+  employees  Headquartered in  Greater Toronto Area, Ontario  Over $17 billion  total assets  ~$4.4 billion  market cap (NYSE)  8,482 miles  of gas distribution lines  13,517 miles  of electricity distribution lines  6,941 miles  of water distribution mains  1. Data in this report is provided as of December 31, 2022 unless otherwise stated. Dollar figures herein are presented in U.S. dollars unless otherwise stated.  At a glance stats1

V ~1,244,000 customer connections $12.1 billion regulated utility assets ~2.5 GW gross installed capacity ~$5.3 billion non-regulated power generation assets1 13 U.S. states, 1 Canadian province, Bermuda, and Chile 44 renewable and clean energy facilities ~1.4 GW net generating capacity investments Regulated Services Group The Regulated Services Group primarily operates a diversified portfolio of regulated utility systems located in the United States, Canada, Bermuda, and Chile serving approximately 1,244,000 customer connections. The Regulated Services Group seeks to provide safe, high-quality, and reliable services to its customers and to deliver stable and predictable earnings to AQN. In addition to encouraging and supporting organic growth within its service territories, the Regulated Services Group seeks to deliver long-term growth through accretive acquisitions of additional utility systems and pursuing “greening the fleet” opportunities. Renewable Energy Group The Renewable Energy Group generates and sells electrical energy produced by its diverse portfolio of renewable power generation and clean power generation facilities primarily located across the United States and Canada. The Renewable Energy Group seeks to deliver growth through new power generation projects and complementary projects, such as energy storage. The Renewable Energy Group operates, and directly owns interests in hydroelectric, wind, solar, renewable natural gas (“RNG”) and thermal facilities with a combined gross generating capacity of approximately 2.5 GW and a net generating capacity (attributable to the Renewable Energy Group) of approximately 2.1 GW. Approximately 81% of the electrical output is sold pursuant to long-term contractual arrangements which have a production-weighted average remaining contract life of approximately 11 years. In addition to the assets that the Renewable Energy Group operates, the Renewable Energy Group has investments in generating assets with approximately 1.4 GW of net generating capacity, which includes AQN’s 51% interest in the Texas Coastal Wind Facilities and approximately 42% interest in Atlantica Sustainable Infrastructure plc. 1. Includes a proportionate amount based on AQN’s ~42% equity interest in Atlantica Sustainable Infrastructure plc’s wind and solar assets as of December 31, 2022.

ALGONQUIN | LIBERTY VI 2022 Annual Report Twelve Months Ended December 31 (in USD millions except per share information) 2022 2021 Revenue Renewable Energy Group 350.9 256.6 Regulated Services Group 2,328.5 1,944.2 Corporate - - Total Revenue 2,765.2 2,274.1 Net earnings (loss) attributable to shareholders (212.0) 264.9 Adjusted EBITDA1 1,256.8 1,076.3 Earnings, Funds from Operations and Dividends Cash provided by operating activities 619.1 157.5 Adjusted Funds from Operations1 864.1 757.9 Adjusted Net Earnings1 474.9 449.0 Per common Share1 0.69 0.71 Dividends declared to common Shareholders 486.0 423.0 Per Share 0.71 0.67 Balance Sheet Data Total Assets 17,627.6 16,797.5 Long Term Debt (includes current portion) 7,512.3 6,211.7 Weighted average number of common shares outstanding 677,862,207 622,347,677 Renewable energy production (% of long term average) 94% 90% Utility Connections 1,244,000 1,093,000 1. The terms “Adjusted EBITDA”, “Adjusted Net Earnings”, “Adjusted Net Earnings per common share” and “Adjusted Funds from Operations” (together, the “Non-GAAP Measures”) are used herein. The Non-GAAP Measures are not recognized measures under United States generally accepted accounting principles (“U.S. GAAP”). There is no standardized measure of the Non-GAAP Measures. Consequently, AQN’s method of calculating the Non-GAAP Measures may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies. An explanation and analysis of the Non-GAAP Measures and a reconciliation to the most comparable U.S. GAAP measure can be found in the Management Discussion & Analysis section of this Annual Report under the headings “Caution Concerning Non-GAAP Measures” and “Non-GAAP Financial Measures”. Financial highlights

VII +17% Adjusted EBITDA1 $1,256.8 million +6% Adjusted Net Earnings1 $474.9 million +22% Total Revenue $2,765.2 million Total assets (in USD millions) 2018 $9,398.6 2021 $16,797.5 2020 $13,224.1 2019 $10,920.8 2022 $17,627.6 1. The terms “Adjusted EBITDA” and “Adjusted Net Earnings” are not recognized measures under U.S. GAAP. There is no standardized measure of “Adjusted EBITDA” and “Adjusted Net Earnings”. Consequently, AQN’s method of calculating “Adjusted EBITDA” and “Adjusted Net Earnings” may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies. An explanation and analysis of “Adjusted EBITDA” and “Adjusted Net Earnings” and a reconciliation to the most comparable U.S. GAAP measure can be found in the Management Discussion & Analysis section of this Annual Report under the headings “Caution Concerning Non-GAAP Measures” and “Non-GAAP Financial Measures”. 5-year CAGR: 16%

Growth Pillar Pursuing long-term profitable growth Despite our recent commitment to reducing our capital intensity, long-term profitable growth remains an important component of our strategy. In 2022, we successfully closed the New York Water transaction, and have now fully integrated the business into Liberty operations. Liberty New York Water is a regulated water and wastewater utility serving approximately 127,000 customer connections across eight counties in southeastern New York state. On the renewable side, the Company completed its acquisition of Sandhill Advanced Biofuels, LLC (“Sandhill”) in August 2022. Sandhill is a developer of RNG anaerobic digestion projects located on dairy farms with a portfolio of four projects in the state of Wisconsin. Two of the projects achieved commercial operation in August 2022. Once fully constructed, the portfolio is expected to produce RNG at a rate of approximately 500 million British thermal units per day. The acquisition represents the Company’s first investment in the non-regulated RNG space. In 2022, the Company continued to execute on its partnerships with commercial and industrial customers to help them achieve their corporate targets for cleaner energy. In the fourth quarter, site preparation commenced at the Carvers Creek Solar project, a 150 MW project in Virginia. Additional advancements on renewable projects included the delivery and installation of wind turbines at our Deerfield II, Sandy Ridge II, and Shady Oaks II wind projects. We currently have over 600 MW of wind and solar projects in various stages of construction. Finally, we ended the year with the announcement of our inaugural asset recycling transaction, in which we sold a 49% ownership interest in three operating wind facilities totaling 551 MW in the U.S. and an 80% ownership interest in the 175 MW operating Blue Hill Wind Facility in Saskatchewan to InfraRed Capital Partners. This announcement represents a meaningful step in achieving the asset recycling financing strategy described out at our 2021 Investor Day. ALGONQUIN | LIBERTY VIII 2022 Annual Report

IX

ALGONQUIN | LIBERTY X 2022 Annual Report

Operational Excellence Pillar Achieving next level operational excellence At AQN, our vision of operational excellence is largely focused on safety, security, and reliability. AQN has and continues to demonstrate ongoing resiliency, while keeping the health, safety and well-being of our employees, customers, and communities a top priority. 2022 was an excellent year for our safety numbers; we had a best-in-class lost time injury rate, top-decile recordable injury rate, and saw a significant drop in motor vehicle accidents year over year. We also received two additional industry awards recognizing another excellent year: the AGA Leading Indicator Safety Award and the AGA Safety Achievement Award. With increasing inclement weather, emergency preparedness and response are more important than ever, and we are proud that our BELCO Bermuda electric utility team received the EEI Emergency Response Award for restoration efforts following Hurricane Fiona in Bermuda. Presented to EEI member companies twice a year, the Emergency Response Awards recognize recovery and assistance efforts of electric companies following service disruptions caused by extreme natural events. XI

Sustainability Pillar Leader in sustainability With more than 30 years of experience developing and operating renewable and clean energy facilities, sustainability has long been in AQN’s DNA and is part of the Company’s business strategy. We continue to include environmental, social, and governance (“ESG”) activities across our business and as part of our key metrics. Our 2022 ESG report, published in the fourth quarter of 2022, included a more quantitative-focused approach to ESG across the enterprise. We also continued our journey to operationalizing net-zero by rolling out transition plans across our top five emitting facilities and advancing work on our Task Force on Climate-Related Financial Disclosures risks for these. Our overall emissions intensity continues to trend downward. We also continue to make progress on our 2023 ESG targets, including an 8% improvement towards our employee engagement target. We are pleased that our ESG efforts are being recognized, as evidenced by AQN’s inclusion in the Bloomberg Gender Equity Index for the fourth consecutive year and recognition on the Globe and Mail’s 2022 Report on Business Women Lead Here list, an annual benchmark program that ranks Canadian companies on achieving or nearing gender parity in their executive ranks. Additionally, we were recently awarded the Sustainable Markets Initiative’s Terra Carta Seal, in recognition of AQN’s commitment and leadership in sustainability. ALGONQUIN | LIBERTY XII 2022 Annual Report

Management Discussion & Analysis

Management of Algonquin Power & Utilities Corp. (“AQN” or the “Company” or the “Corporation”) has prepared the following discussion and analysis to provide information to assist its shareholders’ understanding of the financial results for the three and twelve months ended December 31, 2022. This Management Discussion & Analysis (“MD&A”) should be read in conjunction with AQN’s annual consolidated financial statements for the years ended December 31, 2022 and 2021. This material is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar, and on the AQN website at www.AlgonquinPowerandUtilities.com. Additional information about AQN, including the most recent Annual Information Form (“AIF”), can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

Unless otherwise indicated, financial information provided for the years ended December 31, 2022 and 2021 has been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). As a result, the Company’s financial information may not be comparable with financial information of other Canadian companies that provide financial information on another basis.

All monetary amounts are in U.S. dollars, except where otherwise noted. We denote any amounts denominated in Canadian dollars with “C$” immediately prior to the stated amount.

Capitalized terms used herein and not otherwise defined have the meanings assigned to them in the Company’s most recent AIF.

Unless noted otherwise, this MD&A is based on information available to management as of March 16, 2023.

Management Discussion & Analysis	1

Caution Concerning Forward-Looking Statements and Forward-Looking Information

This document may contain statements that constitute “forward-looking information” within the meaning of applicable securities laws in each of the provinces and territories of Canada and the respective policies, regulations and rules under such laws or “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information”). The words “aims”, “anticipates”, “believes”, “budget”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “will”, “would”, “seeks”, “strives”, “targets” (and grammatical variations of such terms) and similar expressions are often intended to identify forward-looking information, although not all forward-looking information contains these identifying words. Specific forward-looking information in this document includes, but is not limited to, statements relating to: expected future growth, earnings (including 2023 Adjusted Net Earnings per common share) and results of operations; liquidity, capital resources and operational requirements; sources of funding, including adequacy and availability of credit facilities, cash flows from operations, capital markets financing, and asset recycling initiatives (including the 2023 Asset Recycling Plan (as defined herein)); expectations regarding the use of proceeds from financings; ongoing and planned acquisitions, dispositions, projects, initiatives or other transactions, including expectations regarding timing, costs, financing, results, ownership structures, regulatory matters, in-service dates and completion dates; financing plans, including the Company’s expectation that it will not undertake any new common equity financing through the end of 2024; expectations regarding future macroeconomic conditions; expectations regarding the anticipated closing of the Kentucky Power Transaction (as defined herein); expectations regarding the purchase price for the Kentucky Power Transaction; expectations regarding the financial impacts of the flooding that occurred in Kentucky Power’s service territory in late July 2022; expectations regarding financing of the Kentucky Power Transaction; expectations regarding the Company’s corporate development activities and the results thereof, including the expected business mix between the Regulated Services Group and Renewable Energy Group; expectations regarding regulatory hearings, motions, filings, appeals and approvals, including rate reviews, and the timing, impacts and outcomes thereof; expected future generation, capacity and production of the Company’s energy facilities; expectations regarding future capital investments, including expected timing, investment plans, sources of funds and impacts; joint ventures; expectations regarding the outcome of legal claims and disputes; strategy and goals; dividends to shareholders, including expectations regarding the sustainability thereof and the Company’s ability to achieve its targeted annual dividend payout ratio; expectations regarding future “greening the fleet” initiatives, including with respect to Kentucky Power; credit ratings and equity credit from rating agencies; expectations regarding debt repayment and refinancing; the future impact on the Company of actual or proposed laws, regulations and rules; the expected impact of changes in customer usage on the Regulated Services Group’s revenue; accounting estimates; interest rates, including the anticipated effect of an increase thereof; the implementation of new technology systems and infrastructure, including the expected timing thereof; financing costs; and currency exchange rates. All forward-looking information is given pursuant to the “safe harbour” provisions of applicable securities legislation.

The forecasts and projections that make up the forward-looking information contained herein are based on certain factors or assumptions which include, but are not limited to: the receipt of applicable regulatory approvals and requested rate decisions; the absence of a material increase in the costs of compliance with environmental laws following the completion of the Kentucky Power Transaction; the absence of material adverse regulatory decisions being received and the expectation of regulatory stability; the absence of any material equipment breakdown or failure; availability of financing (including tax equity financing and self-monetization transactions for U.S. federal tax credits) on commercially reasonable terms and the stability of credit ratings of the Corporation and its subsidiaries; the absence of unexpected material liabilities or uninsured losses; the continued availability of commodity supplies and stability of commodity prices; the absence of interest rate increases or significant currency exchange rate fluctuations; the absence of significant operational, financial or supply chain disruptions or liability, including relating to import controls and tariffs; the continued ability to maintain systems and facilities to ensure their continued performance; the absence of a severe and prolonged downturn in general economic, credit, social or market conditions; the successful and timely development and construction of new projects; the closing of pending acquisitions substantially in accordance with the expected timing for such acquisitions; the absence of capital project or financing cost overruns; sufficient liquidity and capital resources; the continuation of long term weather patterns and trends; the absence of significant counterparty defaults; the continued competitiveness of electricity pricing when compared with alternative sources of energy; the realization of the anticipated benefits of the Corporation’s acquisitions and joint ventures; the absence of a change in applicable laws, political conditions, public policies and directions by governments, materially negatively affecting the Corporation; the ability to obtain and maintain licenses and permits; maintenance of adequate insurance coverage; the absence of material fluctuations in market energy prices; the absence of material disputes with taxation authorities or changes to applicable tax laws; continued maintenance of information technology infrastructure and the absence of a material breach of cybersecurity; the successful implementation of new information technology systems and infrastructure; favourable relations with external stakeholders; favourable labour relations; the realization of the anticipated benefits of the Kentucky Power Transaction, including that it will be accretive to the Corporation’s Adjusted Net Earnings per common share; that the Corporation will be able to successfully integrate newly acquired entities, and the absence of any material adverse changes to such entities prior to closing; the successful transfer of operational control over the Mitchell Plant (as defined herein) to Wheeling Power

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Company; the Mitchell Plant being transferred or retired in accordance with the Corporation’s expectations; the absence of undisclosed liabilities of entities being acquired; that such entities will maintain constructive regulatory relationships with state regulatory authorities; the ability of the Corporation to retain key personnel of acquired entities and the value of such employees; no adverse developments in the business and affairs of the sellers during the period when transitional services are provided to the Corporation in connection with any acquisition; the ability of the Corporation to satisfy its liabilities and meet its debt service obligations following completion of any acquisition; the absence of any reputational harm to the Corporation as a result of any acquisition; and the ability of the Corporation to successfully execute future “greening the fleet” initiatives.

The forward-looking information contained herein is subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical results or results anticipated by the forward-looking information. Factors which could cause results or events to differ materially from current expectations include, but are not limited to: changes in general economic, credit, social or market conditions; changes in customer energy usage patterns and energy demand; reductions in the liquidity of energy markets; global climate change; the incurrence of environmental liabilities; natural disasters, diseases, pandemics, public health emergencies and other force majeure events; critical equipment breakdown or failure; supply chain disruptions; the imposition of import controls or tariffs; the failure of information technology infrastructure and other cybersecurity measures to protect against data, privacy and cybersecurity breaches; failure to successfully implement, and cost overruns and delays in connection with, new information technology systems and infrastructure; physical security breach; the loss of key personnel and/or labour disruptions; seasonal fluctuations and variability in weather conditions and natural resource availability; reductions in demand for electricity, natural gas and water due to developments in technology; reliance on transmission systems owned and operated by third parties; issues arising with respect to land use rights and access to the Corporation’s facilities; terrorist attacks; fluctuations in commodity and energy prices; capital expenditures; reliance on subsidiaries; the incurrence of an uninsured loss; a credit rating downgrade; an increase in financing costs or limits on access to credit and capital markets; significant inflation; increases and fluctuations in interest rates and failure to manage exposure to credit and financial instrument risk; currency exchange rate fluctuations; restricted financial flexibility due to covenants in existing credit agreements; an inability to refinance maturing debt on favourable terms; disputes with taxation authorities or changes to applicable tax laws; failure to identify, acquire, develop or timely place in service projects to maximize the value of tax credits; requirement for greater than expected contributions to post-employment benefit plans; default by a counterparty; inaccurate assumptions, judgments and/or estimates with respect to asset retirement obligations; failure to maintain required regulatory authorizations; changes in, or failure to comply with, applicable laws and regulations; failure of compliance programs; failure to identify attractive acquisition or development candidates necessary to pursue the Corporation’s growth strategy; failure to dispose of assets (at all or at a competitive price) to fund the Company’s operations and growth plans; delays and cost overruns in the design and construction of projects, including as a result of COVID-19; loss of key customers; failure to complete or realize the anticipated benefits of acquisitions or joint ventures; Atlantica (as defined herein) or a third party joint venture partner acting in a manner contrary to the Corporation’s interests; a drop in the market value of Atlantica’s ordinary shares; facilities being condemned or otherwise taken by governmental entities; increased external stakeholder activism adverse to the Corporation’s interests; fluctuations in the price and liquidity of the Corporation’s common shares and the Corporation’s other securities; the severity and duration of the COVID-19 pandemic, including the potential resurgence of COVID-19 and/ or new strains of COVID-19, and collateral consequences thereof, including the disruption of economic activity, volatility in capital and credit markets and legislative and regulatory responses; impact of significant demands placed on the Corporation as a result of pending acquisitions or growth strategies; potential undisclosed liabilities of any entities being acquired by the Corporation; uncertainty regarding the length of time required to complete pending acquisitions; the failure to implement the Corporation’s strategic objectives or achieve expected benefits relating to acquisitions; Kentucky Power’s failure to receive regulatory approval for the construction of new renewable generation facilities; indebtedness of any entity being acquired by the Corporation; reputational harm and increased costs of compliance with environmental laws as a result of announced or completed acquisitions; unanticipated expenses and/or cash payments as a result of change of control and/or termination for convenience provisions in agreements to which any entity being acquired is a party; and the reliance on third parties for certain transitional services following the completion of an acquisition. Although the Corporation has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Some of these and other factors are discussed in more detail under the heading Enterprise Risk Management in this MD&A and under the heading Enterprise Risk Factors in the Corporation’s most recent AIF.

Forward-looking information contained herein (including any financial outlook) is provided for the purposes of assisting the reader in understanding the Corporation and its business, operations, risks, financial performance, financial position and cash flows as at and for the periods indicated and to present information about management’s current expectations and plans relating to the future, and the reader is cautioned that such information may not be appropriate for other purposes. Forward-looking information contained herein is made as of the date of this document and based on the plans, beliefs, estimates, projections, expectations, opinions and assumptions of management on the date hereof. There can be no

Management Discussion & Analysis	3

assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking information. Accordingly, readers should not place undue reliance on forward-looking information. While subsequent events and developments may cause the Corporation’s views to change, the Corporation disclaims any obligation to update any forward-looking information or to explain any material difference between subsequent actual events and such forward-looking information, except to the extent required by applicable law. All forward-looking information contained herein is qualified by these cautionary statements.

Caution Concerning Non-GAAP Measures

AQN uses a number of financial measures to assess the performance of its business lines. Some measures are calculated in accordance with U.S. GAAP, while other measures do not have a standardized meaning under U.S. GAAP. These non-GAAP measures include non-GAAP financial measures and non-GAAP ratios, each as defined in Canadian National Instrument 52-112 Non-GAAP and Other Financial Measures Disclosure. AQN’s method of calculating these measures may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies.

The terms “Adjusted Net Earnings”, “Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization” (“Adjusted EBITDA”), “Adjusted Funds from Operations”, “Net Energy Sales”, “Net Utility Sales” and “Divisional Operating Profit”, which are used throughout this MD&A, are non-GAAP financial measures. An explanation of each of these non-GAAP financial measures is set out below and a reconciliation to the most directly comparable U.S. GAAP measure, in each case, can be found in this MD&A. In addition, “Adjusted Net Earnings” is presented throughout this MD&A on a per common share basis. Adjusted Net Earnings per common share is a non-GAAP ratio and is calculated by dividing Adjusted Net Earnings by the weighted average number of common shares outstanding during the applicable period.

AQN does not provide reconciliations for forward-looking non-GAAP financial measures as AQN is unable to provide a meaningful or accurate calculation or estimation of reconciling items and the information is not available without unreasonable effort. This is due to the inherent difficulty of forecasting the timing or amount of various events that have not yet occurred, are out of AQN’s control and/or cannot be reasonably predicted, and that would impact the most directly comparable forward-looking U.S. GAAP financial measure. For these same reasons, AQN is unable to address the probable significance of the unavailable information. Forward-looking non-GAAP financial measures may vary materially from the corresponding U.S. GAAP financial measures.

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure used by many investors to compare companies on the basis of ability to generate cash from operations. AQN uses these calculations to monitor the amount of cash generated by AQN. AQN uses Adjusted EBITDA to assess the operating performance of AQN without the effects of (as applicable): depreciation and amortization expense, income tax expense or recoveries, acquisition and transition costs, certain litigation expenses, interest expense, gain or loss on derivative financial instruments, write down of intangibles and property, plant and equipment, earnings attributable to non-controlling interests, non-service pension and post-employment costs, cost related to tax equity financing, costs related to management succession and executive retirement, costs related to prior period adjustments due to changes in tax law, costs related to condemnation proceedings, financial impacts on the Company’s Senate Wind Facility from the significantly elevated pricing that persisted in the Electric Reliability Council of Texas (“ERCOT”) market over several days (the “Market Disruption Event”) as a result of the February 2021 extreme winter storm conditions experienced in Texas and parts of the central U.S. (the “Midwest Extreme Weather Event”), gain or loss on foreign exchange, earnings or loss from discontinued operations, changes in value of investments carried at fair value, and other typically non-recurring or unusual items. AQN adjusts for these factors as they may be non-cash, unusual in nature and are not factors used by management for evaluating the operating performance of the Company. AQN believes that presentation of this measure will enhance an investor’s understanding of AQN’s operating performance. Adjusted EBITDA is not intended to be representative of cash provided by operating activities or results of operations determined in accordance with U.S. GAAP, and can be impacted positively or negatively by these items. For a reconciliation of Adjusted EBITDA to net earnings, see Non-GAAP Financial Measures starting on page 36 of this MD&A.

Adjusted Net Earnings

Adjusted Net Earnings is a non-GAAP financial measure used by many investors to compare net earnings from operations without the effects of certain volatile primarily non-cash items that generally have no current economic impact or items such as acquisition expenses or certain litigation expenses that are viewed as not directly related to a company’s operating performance. AQN uses Adjusted Net Earnings to assess its performance without the effects of (as applicable): gains or losses on foreign exchange, foreign exchange forward contracts, interest rate swaps, acquisition and transition costs, one-time costs of arranging tax equity financing, certain litigation expenses and write down of intangibles and property, plant and equipment, earnings or loss from discontinued operations (excluding sale of assets in the course of normal operations), unrealized mark-to-market revaluation impacts (other than those realized in connection with the sales of development assets), costs related to management succession and executive retirement, costs related to prior period adjustments due to changes in tax law, costs related to condemnation proceedings, financial impacts from the Market Disruption Event on the

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Company’s Senate Wind Facility, changes in value of investments carried at fair value, and other typically non-recurring or unusual items as these are not reflective of the performance of the underlying business of AQN. AQN believes that analysis and presentation of net earnings or loss on this basis will enhance an investor’s understanding of the operating performance of its businesses. Adjusted Net Earnings is not intended to be representative of net earnings or loss determined in accordance with U.S. GAAP, and can be impacted positively or negatively by these items. For a reconciliation of Adjusted Net Earnings to net earnings, see Non-GAAP Financial Measures starting on page 37 of this MD&A.

Adjusted Funds from Operations

Adjusted Funds from Operations is a non-GAAP financial measure used by investors to compare cash provided by operating activities without the effects of certain volatile items that generally have no current economic impact or items such as acquisition expenses that are viewed as not directly related to a company’s operating performance. AQN uses Adjusted Funds from Operations to assess its performance without the effects of (as applicable): changes in working capital balances, acquisition and transition costs, certain litigation expenses, cash provided by or used in discontinued operations, financial impacts from the Market Disruption Event on the Company’s Senate Wind Facility, and other typically non- recurring items affecting cash from operations as these are not reflective of the long-term performance of the underlying businesses of AQN. AQN believes that analysis and presentation of funds from operations on this basis will enhance an investor’s understanding of the operating performance of its businesses. Adjusted Funds from Operations is not intended to be representative of cash provided by operating activities as determined in accordance with U.S. GAAP, and can be impacted positively or negatively by these items. For a reconciliation of Adjusted Funds from Operations to cash provided by operating activities, see Non-GAAP Financial Measures starting on page 38 of this MD&A.

Net Energy Sales

Net Energy Sales is a non-GAAP financial measure used by investors to identify revenue after commodity costs used to generate revenue where such revenue generally increases or decreases in response to increases or decreases in the cost of the commodity used to produce that revenue. AQN uses Net Energy Sales to assess its revenues without the effects of fluctuating commodity costs as such costs are predominantly passed through either directly or indirectly in the rates that are charged to customers. AQN believes that analysis and presentation of Net Energy Sales on this basis will enhance an investor’s understanding of the revenue generation of the Renewable Energy Group. It is not intended to be representative of revenue as determined in accordance with U.S. GAAP. For a reconciliation of Net Energy Sales to revenue, see Renewable Energy Group - 2022 Renewable Energy Group Operating Results on page 31 of this MD&A.

Net Utility Sales

Net Utility Sales is a non-GAAP financial measure used by investors to identify utility revenue after commodity costs, either natural gas or electricity, where these commodity costs are generally included as a pass through in rates to its utility customers. AQN uses Net Utility Sales to assess its utility revenues without the effects of fluctuating commodity costs as such costs are predominantly passed through and paid for by utility customers. AQN believes that analysis and presentation of Net Utility Sales on this basis will enhance an investor’s understanding of the revenue generation of the Regulated Services Group. It is not intended to be representative of revenue as determined in accordance with U.S. GAAP. For a reconciliation of Net Utility Sales to revenue, see Regulated Services Group - 2022 Regulated Services Group Operating Results on page 21 of this MD&A.

Divisional Operating Profit

Divisional Operating Profit is a non-GAAP financial measure. AQN uses Divisional Operating Profit to assess the operating performance of its business groups without the effects of (as applicable): depreciation and amortization expense, corporate administrative expenses, income tax expense or recoveries, acquisition costs, certain litigation expenses, interest expense, gain or loss on derivative financial instruments, write down of intangibles and property, plant and equipment, gain or loss on foreign exchange, earnings or loss from discontinued operations (excluding the sale of assets in the course of normal operations), non-service pension and post-employment costs, financial impacts from the Market Disruption Event on the Company’s Senate Wind Facility, and other typically non-recurring or unusual items. AQN adjusts for these factors as they may be non-cash, unusual in nature and are not factors used by management for evaluating the operating performance of the divisional units. Divisional Operating Profit is calculated inclusive of interest, dividend and equity income earned from indirect investments, and Hypothetical Liquidation at Book Value (“HLBV”) income, which represents the value of net tax attributes earned in the period from electricity generated by certain of its U.S. wind power and U.S. solar generation facilities. AQN believes that presentation of this measure will enhance an investor’s understanding of AQN’s divisional operating performance. Divisional Operating Profit is not intended to be representative of cash provided by operating activities or results of operations determined in accordance with U.S. GAAP, and can be impacted positively or negatively by these items. For a reconciliation of Divisional Operating Profit to revenue for AQN’s main business units, see Regulated Services Group - 2022 Regulated Services Group Operating Results on page 21 and Renewable Energy Group - 2022 Renewable Energy Group Operating Results on page 31 of this MD&A.

Management Discussion & Analysis	5

Overview and Business Strategy

AQN is incorporated under the Canada Business Corporations Act. AQN owns and operates a diversified portfolio of regulated and non-regulated generation, distribution, and transmission assets which are expected to deliver predictable earnings and cash flows. AQN seeks to maximize total shareholder value through new investments in renewable power generating facilities, regulated utilities and other complementary infrastructure projects, supported by the Company’s focus on operational excellence and sustainability. Through these activities, the Company aims to drive growth in earnings and cash flows to support a sustainable dividend and share price appreciation. AQN strives to achieve these results while also seeking to maintain a business risk profile consistent with its BBB flat investment grade credit ratings and a strong focus on Environmental, Social and Governance factors.

In light of the current macroenvironment, including elevated interest and inflation rates, as well as Company specific challenges and the Company’s desire to effectively allocate capital and drive value creation for shareholders, the Company has reset the quarterly dividend to shareholders to $0.1085 per common share, or $0.4340 per common share on an annualized basis. AQN believes that, on a long-term basis, its targeted annual dividend payout will allow for both a return on investment for shareholders and retention of cash within AQN to partially fund growth opportunities. Changes in the level of dividends paid by AQN are at the discretion of AQN’s Board of Directors (the “Board”), with dividend levels being reviewed periodically by the Board in the context of AQN’s financial performance and growth prospects.

In addition, the Company has announced that it is targeting approximately $1 billion of asset sales (the “2023 Asset Recycling Plan”) and that no new common equity financings are expected through the end of 2024.

AQN’s operations are organized across two primary business units consisting of: the Regulated Services Group, which primarily owns and operates a portfolio of regulated assets in the United States, Canada, Bermuda and Chile; and the Renewable Energy Group, which primarily operates a diversified portfolio of owned renewable generation assets.

AQN pursues investment opportunities with an objective of maintaining the current business mix between its Regulated Services Group and Renewable Energy Group and with leverage consistent with its current credit ratings.1 The business mix target may from time to time require AQN to grow its Regulated Services Group or implement other strategies in order to pursue investment opportunities within its Renewable Energy Group.

The Company also undertakes business development activities for both business units, primarily in North America, working to identify, develop, acquire, invest in, or divest of renewable energy facilities, regulated utilities and other complementary infrastructure projects.

Summary Structure of the Business

The following chart depicts, in summary form, AQN’s key businesses. A more detailed description of AQN’s organizational structure can be found in the most recent AIF.

1 See Treasury Risk Management -Downgrade in the Company’s Credit Rating Risk.

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Regulated Services Group

The Regulated Services Group operates a diversified portfolio of regulated utility systems located in the United States, Canada, Bermuda and Chile serving approximately 1,244,000 customer connections as at December 31, 2022 (using an average of 2.5 customers per connection, this translates into approximately 3,110,000 customers). The Regulated Services Group seeks to provide safe, high quality, and reliable services to its customers and to deliver stable and predictable earnings to AQN. In addition to encouraging and supporting organic growth within its service territories, the Regulated Services Group seeks to deliver long-term growth through accretive acquisitions of additional utility systems and pursuing “greening the fleet” opportunities.

The Regulated Services Group’s regulated electrical distribution utility systems and related generation assets are located in the U.S. States of California, New Hampshire, Missouri, Kansas, Oklahoma, and Arkansas, as well as in Bermuda, which together served approximately 309,000 electric customer connections as at December 31, 2022. The group also owns and operates generating assets with a gross capacity of approximately 2.0 GW and has investments in generating assets with approximately 0.3 GW of net generation capacity.

The Regulated Services Group’s regulated water distribution and wastewater collection utility systems are located in the U.S. States of Arizona, Arkansas, California, Illinois, Missouri, New York, and Texas as well as in Chile which together served approximately 560,000 customer connections as at December 31, 2022.

The Regulated Services Group’s regulated natural gas distribution utility systems are located in the U.S. States of Georgia, Illinois, Iowa, Massachusetts, New Hampshire, Missouri, and New York, and in the Canadian Province of New Brunswick, which together served approximately 375,000 natural gas customer connections as at December 31, 2022.

Below is a breakdown of the Regulated Services Group’s Revenue by geographic area for the twelve months ended December 31, 2022.

Regulated Revenue by Geographic Area

Management Discussion & Analysis	7

Renewable Energy Group

The Renewable Energy Group generates and sells electrical energy produced by its diverse portfolio of renewable power generation and clean power generation facilities primarily located across the United States and Canada. The Renewable Energy Group seeks to deliver growth through new power generation projects and complementary projects, such as energy storage.

The Renewable Energy Group operates, and directly owns interests in hydroelectric, wind, solar, renewable natural gas (“RNG”) and thermal facilities with a combined gross generating capacity of approximately 2.5 GW and a net generating capacity (attributable to the Renewable Energy Group) of approximately 2.1 GW. Approximately 81% of the electrical output is sold pursuant to long term contractual arrangements which as of December 31, 2022 had a production-weighted average remaining contract life of approximately 11 years (see Market Price Risk).

In addition to the assets that the Renewable Energy Group operates, the Renewable Energy Group has investments in generating assets with approximately 1.4 GW of net generating capacity, which includes the Company’s 51% interest in the Texas Coastal Wind Facilities (as defined herein) and approximately 42% interest in Atlantica Sustainable Infrastructure plc (“Atlantica”). Atlantica owns and operates a portfolio of international clean energy and water infrastructure assets under long term contracts with a Cash Available for Distribution weighted average remaining contract life of approximately 14 years as of December 31, 2022.

Below is a breakdown of the Renewable Energy Group’s generating capacity by geographic area as of December 31, 2022, which was comprised of net generating capacity of facilities owned and operated and net generating capacity of investments, including the Company’s 51% interest in the Texas Coastal Wind Facilities and approximately 42% interest in Atlantica.

Renewable Generation by Geographic Area

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Significant Updates

Operating Results

AQN operating results relative to the same period last year are as follows:

	Three months ended			Twelve months ended
	December 31			December 31
(all dollar amounts in $ millions except per share information)	2022	2021	Change	2022	2021	Change
Net earnings (loss) attributable to shareholders	$(74.4)	$175.6	(142)%	$(212.0)	$264.9	(180)%
Adjusted Net Earnings[1]	$151.0	$137.0	10%	$474.9	$449.0	6%
Adjusted EBITDA[1]	$358.3	$298.3	20%	$1,256.8	$1,076.3	17%
Net earnings (loss) per common share	$(0.11)	$0.27	(141)%	$(0.33)	$0.41	(180)%
Adjusted Net Earnings per common share[1]	$0.22	$0.21	5%	$0.69	$0.71	(3)%

[1]	See Caution Concerning Non-GAAP Measures.

Declaration of 2023 First Quarter Dividend of $0.1085 (C$0.1495) per Common Share

AQN currently targets annual growth in dividends payable to shareholders underpinned by increases in earnings and cash flow.

The Board has declared a first quarter 2023 dividend of $0.1085 per common share payable on April 14, 2023 to shareholders of record on March 31, 2023.

The Canadian dollar equivalent for the first quarter 2023 dividend is C$0.1495 per common share.

The previous four quarter U.S. and Canadian dollar equivalent dividends per common share have been as follows:

	Q2 2022	Q3 2022	Q4 2022	Q1 2023	Total
U.S. dollar dividend	$0.1808	$0.1808	$0.1808	$0.1085	$0.6509
Canadian dollar equivalent	$0.2345	$0.2312	$0.2438	$0.1495	$0.8590

Pending Acquisition of Kentucky Power Company and AEP Kentucky Transmission Company, Inc.

On October 26, 2021, Liberty Utilities Co. (“Liberty Utilities”), an indirect subsidiary of AQN, entered into an agreement (“the Kentucky Acquisition Agreement”) with American Electric Power Company, Inc. (“AEP”) and AEP Transmission Company, LLC (“AEP Transmission”) to acquire Kentucky Power Company (“Kentucky Power”) and AEP Kentucky Transmission Company, Inc. (“Kentucky TransCo”) for a total purchase price of approximately $2.846 billion, including the assumption of approximately $1.221 billion in debt (the “Kentucky Power Transaction”). On September 29, 2022, the parties entered into an amendment to the Kentucky Acquisition Agreement that, among other things, reduces the purchase price by $200 million to approximately $2.646 billion, including the assumption of approximately $1.221 billion in debt.

Kentucky Power is a state rate-regulated electricity generation, distribution and transmission utility serving customers in 20 eastern Kentucky counties and operating under a cost of service framework. Kentucky TransCo is an electricity transmission business operating in the Kentucky portion of the transmission infrastructure that is part of the Pennsylvania – New Jersey – Maryland regional transmission organization, PJM Interconnection, L.L.C. Kentucky Power and Kentucky TransCo are both regulated by the U.S. Federal Energy Regulatory Commission (“FERC”).

Closing of the Kentucky Power Transaction remains subject to the satisfaction or waiver of certain conditions precedent, which include the approval of the Kentucky Power Transaction by FERC and clearance pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as the clearance received previously has now lapsed). On December 15, 2022, FERC issued an order denying, without prejudice, authorization for the proposed transaction. On February 14, 2023, a new application was filed with FERC for approval of the Kentucky Power Transaction. If the Kentucky Power Transaction has not closed by April 26, 2023, either party may, if certain requirements are met, terminate the Kentucky Acquisition Agreement in accordance with its terms.

Inaugural Asset Recycling Transaction

On December 29, 2022, the Company closed the previously-announced sale of ownership interests in a portfolio of operating wind facilities in the United States and Canada to InfraRed Capital Partners, an international infrastructure investment manager that is part of SLC Management, the institutional alternatives and traditional asset management business of Sun Life Financial Inc. (the “Disposition Transaction”). The Disposition Transaction consisted of the sale of (1) a 49% ownership interest in three operating wind facilities in the United States totaling 551 MW of installed capacity: the Odell Wind Facility in Minnesota, the Deerfield Wind Facility in Michigan, and the Sugar Creek Wind Facility in Illinois; and

Management Discussion & Analysis	9

(2) an 80% ownership interest in the operating 175 MW Blue Hill Wind Facility in Saskatchewan. Total cash proceeds to the Company were approximately $277.5 million for the U.S. facilities and approximately C$108.6 million for the Blue Hill Wind Facility (subject to certain potential future post-closing adjustments). A gain on disposition of $62.8 million was recognized and included in gain on sale of renewable assets on the Company’s consolidated statement of operations. The Company will continue to oversee day-to-day operations and provide management services to the facilities.

Issuance of approximately $1.1 Billion of Subordinated Notes

On January 18, 2022, the Company closed (i) an underwritten public offering in the United States (the “U.S. Note Offering”) of $750 million aggregate principal amount of 4.75% fixed-to-fixed reset rate junior subordinated notes series 2022-B due January 18, 2082 (the “U.S. Notes”); and (ii) an underwritten public offering in Canada (the “Canadian Note Offering” and, together with the U.S. Note Offering, the “Note Offerings”) of C$400 million aggregate principal amount of 5.25% fixed-to-fixed reset rate junior subordinated notes series 2022-A due January 18, 2082 (the “Canadian Notes” and, together with the U.S. Notes, the “Notes”). The Company intends to use the net proceeds of the Note Offerings to partially finance the Kentucky Power Transaction, provided that, in the short-term, prior to closing of the Kentucky Power Transaction, the Company has used such net proceeds to repay certain indebtedness of the Corporation and its subsidiaries. As a result, the Company expects to draw from the credit facilities of the Company and certain of its subsidiaries in connection with the closing of the Kentucky Power Transaction. Concurrent with the pricing of the Note Offerings, the Company entered into a cross currency interest rate swap, to convert the Canadian dollar denominated proceeds from the Canadian Note Offering into U.S. dollars and a forward starting swap to fix the interest rate for the second five year term of the U.S. Notes, resulting in an anticipated effective interest rate to the Company of approximately 4.95% throughout the first ten year period of the Notes.

Acquisition of Liberty NY Water (formerly New York American Water Company, Inc.)

Effective January 1, 2022, Liberty Utilities (Eastern Water Holdings) Corp., a wholly-owned subsidiary of Liberty Utilities, closed the acquisition of Liberty Utilities (New York Water) Corp. (formerly New York American Water Company Inc.) (“Liberty NY Water”) from American Water Works Company, Inc. for a purchase price of approximately $609 million. Headquartered in Merrick, NY, Liberty NY Water is a regulated water and wastewater utility serving approximately 127,000 customer connections across eight counties in southeastern New York. Liberty NY Water’s operations include approximately 1,270 miles of water mains and distribution lines, with 98% of customers located in Nassau County on Long Island. The Company has incorporated the operations of Liberty NY Water into its East Region.

Outlook

The following discussion should be read in conjunction with the Caution Concerning Forward-Looking Statements and Forward-Looking Information section in this MD&A. Actual results may differ materially from the estimates below. Accordingly, investors are cautioned not to place undue reliance on these estimates.

Estimated 2023 Adjusted Net Earnings Per Common Share

The Company estimates that its Adjusted Net Earnings per common share for the 2023 fiscal year will be within a range of $0.55-$0.61 (see Caution Concerning Non-GAAP Measures). Estimated 2023 Adjusted Net Earnings per common share is calculated excluding the impact of gains and losses from asset dispositions, but is otherwise calculated in a manner consistent with the description set out under Caution Concerning Non-GAAP Measures - Adjusted Net Earnings.

The Company’s 2023 Adjusted Net Earnings per common share estimate is based on the following key assumptions, as well as those set out under Caution Concerning Forward-Looking Statements and Forward-Looking Information:

●	normalized weather patterns in the geographical areas in which the Company operates or has projects;

●	renewable energy production consistent with long-term average and realized pricing in line with expectations;

●	capital projects, including renewable energy generation projects, being completed on time and substantially in line with budgeted costs;

●	the absence of significant changes in the macroeconomic environment, including with respect to interest rates and inflation;

●	rate decisions in line with expectations;

●	closing of the Kentucky Power Transaction in late April 2023;

●	a Canadian dollar/U.S. dollar exchange rate and a Chilean Peso/U.S. dollar exchange rate in line with expectations;

●	operating expense savings in line with expectations;

●	a low single-digit percent effective tax rate, including tax credits and excluding an expected one-time 2017 tax reform adjustment related primarily to the Kentucky Power Transaction; and

●	timing of the close of the 2023 Asset Recycling Plan in line with expectations.

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10	2022 Annual Report

Capital Investment Expectations

Assuming closing of the $2.646 billion Kentucky Power Transaction, the Company anticipates making capital investments of approximately $3.6 billion in 2023. See Summary of Property, Plant and Equipment Expenditures for a more detailed discussion of the Company’s 2023 capital investment estimates.

In light of the current macroenvironment, including elevated interest and inflation rates, as well as Company specific challenges and the Company’s desire to effectively allocate capital, the Company expects reduced capital intensity from the Company’s previously-disclosed expectation of $12.4 billion in capital investments for the period from 2022 through the end of 2026.

Management Discussion & Analysis	11

2022 Fourth Quarter Results From Operations

Key Financial Information	Three months ended December 31
(all dollar amounts in $ millions except per share information)	2022	2021
Revenue	$748.0	$592.0
Net earnings (loss) attributable to shareholders	(74.4)	175.6
Cash provided by operating activities	214.6	126.5
Adjusted Net Earnings[1]	151.0	137.0
Adjusted EBITDA[1]	358.3	298.3
Adjusted Funds from Operations[1]	258.4	221.2
Dividends declared to common shareholders	123.7	115.5
Weighted average number of common shares outstanding	683,281,170	653,728,621
Per share
Basic net earnings (loss)	$(0.11)	$0.27
Diluted net earnings (loss)	$(0.11)	$0.26
Adjusted Net Earnings[1]	$0.22	$0.21
Dividends declared to common shareholders	$0.18	$0.17

[1]	See Caution Concerning Non-GAAP Measures.

For the three months ended December 31, 2022, AQN reported a basic net loss per common share of $0.11 as compared to basic net earnings per common share of $0.27 during the same period in 2021, a decrease of $0.38. This loss was primarily driven by the change in value of investments carried at fair value of $75.7 million primarily related to the Company’s investment in Atlantica, and non-cash losses on asset impairment charges of $159.6 million, mainly on the Senate Wind Facility (which began commercial operations in 2012) due to declining forecasted energy prices in ERCOT, and an impairment of $75.9 million on the equity-method investment in the Texas Coastal Wind Facilities primarily as a result of continued challenges with congestion at the facilities (collectively the “2022 Impairment”).

For the three months ended December 31, 2022, AQN reported Adjusted Net Earnings per common share of $0.22 as compared to $0.21 per common share during the same period in 2021, an increase of $0.01 (see Caution Concerning Non-GAAP Measures). Adjusted Net Earnings increased by $14.0 million year over year. The Company grew year over year Adjusted EBITDA by $60.0 million (see Caution Concerning Non-GAAP Measures), primarily as a result of increased gains on asset sales of $33.7 million in the Renewable Energy Group, and the acquisition of Liberty NY Water, and implementation of new rates at the Empire, Bermuda and Granite State Electric Systems in the Regulated Services Group which contributed $10.1 million and $14.7 million of Adjusted EBITDA, respectively. This growth was partially offset by increased depreciation of $4.0 million, increased interest of $27.9 million, driven by higher interest rates as well as increased borrowings to support growth initiatives, lower recognition of investment tax credits (“ITCs”) and production tax credits (“PTCs”) of $9.4 million, and an increase in the weighted average number of common shares outstanding.

For the three months ended December 31, 2022, AQN experienced an average exchange rate of Canadian to U.S. dollars of approximately 0.7364 as compared to 0.7937 in the same period in 2021, and an average exchange rate of Chilean pesos to U.S. dollars of approximately 0.0011 for the three months ended December 31, 2022 as compared to 0.0012 for the same period in 2021. As such, any year over year variance in revenue or expenses, in local currency, at any of AQN’s Canadian and Chilean entities is affected by a change in the average exchange rate upon conversion to AQN’s reporting currency.

For the three months ended December 31, 2022, AQN reported total revenue of $748.0 million as compared to $592.0 million during the same period in 2021, an increase of $156.0 million or 26.4%. The major factors impacting AQN’s revenue in the three months ended December 31, 2022 as compared to the same period in 2021 are set out as follows:

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12	2022 Annual Report

Three months ended
(all dollar amounts in $ millions)	December 31
Comparative Prior Period Revenue	$592.0
REGULATED SERVICES GROUP
Existing Facilities
Electricity: Increase is primarily due to higher pass through costs at the Empire and Granite State Electric Systems and favourable weather versus prior year at the Empire Electric System.	52.6
Natural Gas: Increase is primarily due to higher pass through commodity costs.	46.0
Water: Increase is primarily due to the inflationary rate increase mechanism at the ESSAL Water System and the tuck-in addition of the Bolivar Water System.	3.3
Other: Increase is primarily due to an increase in projects at Ft. Benning.	0.9
102.8
New Facilities
Water: Acquisition of Liberty NY Water (January 2022).	30.8
30.8
Rate Reviews
Electricity: Increase is primarily due to implementation of new rates at the Empire, Bermuda and Granite State Electric Systems.	11.5
Natural Gas: Increase is primarily due to implementation of new rates at the EnergyNorth and Peach State Gas Systems.	3.2
14.7
Foreign Exchange	(2.1)
RENEWABLE ENERGY GROUP
Existing Facilities
Hydro: Increase is primarily due to higher production.	0.5
Wind Canada: Increase is primarily due to higher production at the St. Damase and Amherst Island Wind Facilities.	1.2
Wind U.S.: Increase is primarily due to favourable renewable energy certificate (“REC”) revenue, favourable energy market pricing, as well as higher availability revenue at the Maverick and Sugar Creek Wind Facilities.	7.5
Solar: Decrease is primarily due to unfavourable weather conditions at the Great Bay I, Great Bay II, and Altavista Solar Facilities.	(1.7)
Thermal: Decrease is primarily driven by lower production at the Sanger Thermal Facility as it had reached the annual target limit of run hours.	(0.9)
Other: Increase is primarily due to higher Congestion Revenue Rights (“CRRs”) revenue at the Texas Coastal Wind Facilities.	4.7
11.3
New Facilities
Solar: Increase is due to the Croton Solar Facility (full commercial operations (“COD”) in December 2021).	0.2
Other:	0.1
0.3
Foreign Exchange	(1.8)
Current Period Revenue	$748.0

Management Discussion & Analysis	13

2022 Annual Results From Operations

Key Financial Information	Twelve months ended December 31
(all dollar amounts in $ millions except per share information)	2022	2021	2020
Revenue	$2,765.2	$2,274.1	$1,677.0
Net earnings (loss) attributable to shareholders	(212.0)	264.9	782.5
Cash provided by operating activities	619.1	157.5	505.2
Adjusted Net Earnings[1]	474.9	449.0	365.8
Adjusted EBITDA[1]	1,256.8	1,076.3	869.5
Adjusted Funds from Operations[1]	864.1	757.9	600.2
Dividends declared to common shareholders	486.0	423.0	344.4
Weighted average number of common shares outstanding	677,862,207	622,347,677	559,633,275
Per share
Basic net earnings (loss)	$(0.33)	$0.41	$1.38
Diluted net earnings (loss)	$(0.33)	$0.41	$1.37
Adjusted Net Earnings[1]	$0.69	$0.71	$0.64
Dividends declared to common shareholders	$0.71	$0.67	$0.61
Total assets	17,627.6	16,797.5	13,224.1
Long term debt[2]	7,512.3	6,211.7	4,538.8

[1]	See Caution Concerning Non-GAAP Measures.

[2]	Includes current and long-term portion of debt and convertible debentures per the annual consolidated financial statements.

For the twelve months ended December 31, 2022, AQN reported a basic net loss per common share of $0.33 as compared to net earnings per common share of $0.41 during the same period in 2021, a decrease of $0.74. This loss was primarily driven by the change in value of investments carried at fair value of $376.7 million primarily related to the Company’s investment in Atlantica, and the 2022 Impairment. These impaired assets operate within the ERCOT market, and the 2022 Impairment recorded is primarily due to declining forecasted energy prices in ERCOT for the Senate Wind Facility (which began commercial operations in 2012) and continued challenges with congestion at the Texas Costal Wind Facilities.

For the twelve months ended December 31, 2022, AQN reported Adjusted Net Earnings per common share of $0.69 as compared to $0.71 per share during the same period in 2021, a decrease of $0.02 (see Caution Concerning Non-GAAP Measures). Adjusted Net Earnings increased by $25.9 million year over year. The Company grew year over year Adjusted EBITDA by $180.5 million,(see Caution Concerning Non-GAAP Measures), primarily as a result of increased gains on asset sales of $34.9 million and $45.0 million in additional contributions from existing facilities in the Renewable Energy Group mainly driven by increased production, and the acquisition of Liberty NY Water and implementation of new rates at the Empire, Bermuda and Granite State Electric Systems in the Regulated Services Group which contributed $37.4 million and $42.3 million of Adjusted EBITDA, respectively. This growth was offset by increased depreciation of $52.5 million, increased interest expense of $69.0 million, driven by higher interest rates and higher borrowings to support growth initiatives, lower recognition of ITCs and PTCs of $31.0 million, and an increase in the weighted average number of common shares outstanding.

For the twelve months ended December 31, 2022, AQN experienced an average exchange rate of Canadian to U.S. dollars of approximately 0.7682 as compared to 0.7976 in the same period in 2021, and an average exchange rate of Chilean pesos to U.S. dollars of approximately 0.0011 for the twelve months ended December 31, 2022 as compared to 0.0014 for the same period in 2021. As such, any year-over-year variance in revenue or expenses, in local currency, at any of AQN’s Canadian and Chilean entities is affected by a change in the average exchange rate upon conversion to AQN’s reporting currency.

For the twelve months ended December 31, 2022, AQN reported total revenue of $2,765.2 million as compared to $2,274.1 million during the same period in 2021, an increase of $491.1 million or 21.6%. The major factors resulting in the increase in AQN revenue for the twelve months ended December 31, 2022 as compared to the same period in 2021 are as follows:

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14	2022 Annual Report

Twelve months
(all dollar amounts in $ millions)	ended December 31
Comparative Prior Period Revenue	$2,274.1
REGULATED SERVICES GROUP
Existing Facilities
Electricity: Increase is primarily due to higher pass through costs at the Empire, Granite State and Bermuda Electric Systems and favourable weather at the Empire Electric System.	61.4
Natural Gas: Increase is primarily due to higher pass through commodity costs.	152.8
Water: Increase is primarily due to the inflationary rate increase mechanism at the ESSAL Water System.	15.2
Other: Increase is primarily due to an increase in projects at Ft. Benning.	1.1
230.5
New Facilities
Water: Acquisition of Liberty NY Water (January 2022).	125.6
125.6
Rate Reviews
Electricity: Increase is primarily due to implementation of new rates at the Empire, Bermuda and Granite State Electric Systems.	33.2
Natural Gas: Increase is primarily due to implementation of new rates at the EnergyNorth and Peach State Gas Systems.	7.3
Water: Increase is due to the implementation of new rates at the Park Water System.	1.8
42.3
Foreign Exchange	(11.7)

RENEWABLE ENERGY GROUP
Existing Facilities
Hydro: Increase is primarily due to higher overall production as well as favourable pricing at one of the Company’s hydro facilities.	7.5
Wind Canada: Increase is primarily due to higher overall production.	5.0
Wind U.S.: Increase is primarily due to the non-recurring impact of the Market Disruption Event, higher production, favourable energy market pricing and favourable REC revenue across the U.S. wind facilities.	71.0
Solar: Increase is primarily due to favourable REC revenue at the Great Bay I Solar Facility and favourable energy market pricing at the Great Bay II Solar Facility.	2.7
Thermal: Increase is primarily due to favourable overall energy market pricing and favourable REC revenue at the Windsor Locks Thermal Facility.	11.9
Other: Increase is primarily due to higher CRR revenue at the Texas Coastal Wind Facilities.	8.2

106.3
New Facilities
Wind U.S.: Decrease is driven by unfavourable pricing, partially offset by higher production at the Maverick Creek Wind Facility. This facility achieved partial completion on November 6, 2020 and COD on April 21, 2021.	(1.6)
Solar: Increase is primarily driven by the Altavista Solar Facility (full COD June 2021) and the Croton Solar Facility (full COD Dec 2021).	3.5
Other:	0.2
2.1
Foreign Exchange	(4.0)
Current Period Revenue	$2,765.2

Management Discussion & Analysis	15

2022 Net Earnings Summary

Net loss attributable to shareholders for the three months ended December 31, 2022 totaled $74.4 million as compared to net earnings of $175.6 million during the same period in 2021, a decrease of $250.0 million or 142.4%. Net loss attributable to shareholders for the twelve months ended December 31, 2022 totaled $212.0 million as compared to net earnings of $264.9 million during the same period in 2021, a decrease of $476.9 million or 180.0%. The following table outlines the changes to net earnings (loss) attributable to shareholders for the three and twelve months ended December 31, 2022 as compared to the same periods in 2021. A more detailed analysis of these factors can be found under AQN: Corporate and Other Expenses.

Change in Net Earnings (loss) attributable to shareholders	Three months ended	Twelve months ended
	December 31	December 31
(all dollar amounts in $ millions)	2022	2022
Net earnings attributable to shareholders - Prior Period Balance	$175.6	$264.9
Adjusted EBITDA[1]	60.0	180.5
Net earnings attributable to the non-controlling interest, exclusive of
HLBV	(3.7)	(2.8)
Income tax	30.4	18.1
Interest expense	(27.9)	(69.0)
Other net losses	9.8	1.5
Asset impairment charge	(159.6)	(159.6)
Impairment of equity-method investee	(75.9)	(75.9)
Unrealized loss (gain) on energy derivatives included in revenue	2.7	4.5
Pension and post-employment non-service costs	0.3	5.3
Change in value of investments carried at fair value	(75.7)	(376.7)
Impacts from the Market Disruption Event on the Senate Wind Facility	—	53.4
Costs related to tax equity financing	1.4	5.7
Loss on derivative financial instruments	5.3	—
Foreign exchange	(13.1)	(9.4)
Depreciation and amortization	(4.0)	(52.5)
Net loss attributable to shareholders - Current Period Balance	$(74.4)	$(212.0)
Change in Net Earnings ($)	$(250.0)	$(476.9)
Change in Net Earnings (%)	(142.4)%	(180.0)%

[1]	See Caution Concerning Non-GAAP Measures.

During the three months ended December 31, 2022, cash provided by operating activities totaled $214.6 million as compared to $126.5 million during the same period in 2021, an increase of $88.1 million. During the three months ended December 31, 2022, Adjusted Funds from Operations totaled $258.4 million as compared to Adjusted Funds from Operations of $221.2 million during the same period in 2021, an increase of $37.2 million (see Caution Concerning Non-GAAP Measures).

During the three months ended December 31, 2022, Adjusted EBITDA totaled $358.3 million as compared to $298.3 million during the same period in 2021, an increase of $60.0 million or 20.1% (see Caution Concerning Non-GAAP Measures). A more detailed analysis of this variance is presented within the reconciliation of Adjusted EBITDA to net earnings set out below under Non-GAAP Financial Measures.

During the twelve months ended December 31, 2022, cash provided by operating activities totaled $619.1 million as compared to $157.5 million during the same period in 2021, an increase of $461.6 million. During the twelve months ended December 31, 2022, Adjusted Funds from Operations totaled $864.1 million as compared to $757.9 million the same period in 2021, an increase of $106.2 million (see Caution Concerning Non-GAAP Measures).

During the twelve months ended December 31, 2022, Adjusted EBITDA totaled $1,256.8 million as compared to $1,076.3 million during the same period in 2021, an increase of $180.5 million or 16.8% (see Caution Concerning Non-

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16	2022 Annual Report

GAAP Measures). A more detailed analysis of this variance is presented within the reconciliation of Adjusted EBITDA to net earnings set out below under Non-GAAP Financial Measures.

2022 Adjusted EBITDA Summary

Adjusted EBITDA (see Caution Concerning Non-GAAP Measures) for the three months ended December 31, 2022 totaled $358.3 million as compared to $298.3 million during the same period in 2021, an increase of $60.0 million or 20.1%. Adjusted EBITDA for the twelve months ended December 31, 2022 totaled $1,256.8 million as compared to $1,076.3 million during the same period in 2021, an increase of $180.5 million or 16.8%. The breakdown of Adjusted EBITDA by the Company’s main business units and a summary of changes are shown below.

	Three months ended		Twelve months ended
Adjusted EBITDA by business units	December 31		December 31
(all dollar amounts in $ millions)	2022	2021	2022	2021
Divisional Operating Profit for Regulated Services Group[1]	$214.4	$191.4	$863.6	$758.8
Divisional Operating Profit for Renewable Energy Group[1]	163.2	123.2	472.2	383.6
Administrative Expenses	(21.2)	(17.8)	(80.2)	(66.7)
Other Income & Expenses	1.9	1.5	1.2	0.6
Total AQN Adjusted EBITDA	$358.3	$298.3	$1,256.8	$1,076.3
Change in Adjusted EBITDA ($)	$60.0		$180.5
Change in Adjusted EBITDA (%)	20.1%		16.8%

[1]	See Caution Concerning Non-GAAP Measures.

Change in Adjusted EBITDA	Three months ended December 31, 2022
	Regulated	Renewable
(all dollar amounts in $ millions)	Services	Energy	Corporate	Total
Prior period balances	$191.4	$123.2	$(16.3)	$298.3
Existing Facilities and Investments	(1.2)	9.5	0.4	8.7
New Facilities and Investments	10.1	(1.3)	—	8.8
Rate Reviews	14.7	—	—	14.7
Asset Dispositions	—	33.7	—	33.7
Foreign Exchange Impact	(0.6)	(1.9)	—	(2.5)
Administrative Expenses	—	—	(3.4)	(3.4)
Total change during the period	$23.0	$40.0	$(3.0)	$60.0
Current period balances	$214.4	$163.2	$(19.3)	$358.3

Change in Adjusted EBITDA	Twelve months ended December 31, 2022
	Regulated	Renewable
(all dollar amounts in $ millions)	Services	Energy	Corporate	Total
Prior period balances	$758.8	$383.6	$(66.1)	$1,076.3
Existing Facilities and Investments	29.3	45.0	0.6	74.9
New Facilities and Investments	37.4	12.5	—	49.9
Rate Reviews	42.3	—	—	42.3
Asset Dispositions	—	34.9	—	34.9
Foreign Exchange Impact	(4.2)	(3.8)	—	(8.0)
Administrative Expenses	—	—	(13.5)	(13.5)
Total change during the period	$104.8	$88.6	$(12.9)	$180.5
Current period balances	$863.6	$472.2	$(79.0)	$1,256.8

Management Discussion & Analysis	17

REGULATED SERVICES GROUP

The Regulated Services Group operates rate-regulated utilities that as of December 31, 2022 provided distribution services to approximately 1,244,000 customer connections in the electric, natural gas, and water and wastewater sectors which is an increase of approximately 151,000 customer connections as compared to December 31, 2021, including the approximately 127,000 customers in the state of New York that were added effective January 1, 2022 with the acquisition of Liberty NY Water.

The Regulated Services Group seeks to grow its business organically and through business development activities while using prudent acquisition criteria. The Regulated Services Group believes that its business results are maximized by building constructive regulatory and customer relationships, and enhancing customer connections in the communities in which it operates.

Utility System Type	As at December 31
	2022			2021
			Total			Total
		Net Utility	Customer		Net Utility	Customer
(all dollar amounts in $ millions)	Assets	Sales[1]	Connections[2]	Assets	Sales[1]	Connections[2]
Electricity	4,772.1	811.9	309,000	4,721.6	707.6	307,000
Natural Gas	1,728.9	345.9	375,000	1,573.4	331.7	373,000
Water and Wastewater	1,732.9	346.1	560,000	842.5	222.3	413,000
Other	321.0	55.7		256.7	53.4
Total	$8,554.9	$1,559.6	1,244,000	$7,394.2	$1,315.0	1,093,000
Accumulated Deferred Income
Taxes Liability	$689.1			$600.2

[1]	Net Utility Sales for the twelve months ended December 31, 2022 and 2021. See Caution Concerning Non-GAAP Measures.

[2]	Total Customer Connections represents the sum of all active and vacant customer connections.

The Regulated Services Group aggregates the performance of its utility operations by utility system type – electricity, natural gas, and water and wastewater systems.

The electric distribution systems are comprised of regulated electrical distribution utility systems and served approximately 309,000 customer connections in the U.S. States of California, New Hampshire, Missouri, Kansas, Oklahoma and Arkansas and in Bermuda as at December 31, 2022.

The natural gas distribution systems are comprised of regulated natural gas distribution utility systems and served approximately 375,000 customer connections located in the U.S. States of New Hampshire, Illinois, Iowa, Missouri, Georgia, Massachusetts and New York and in the Canadian Province of New Brunswick as at December 31, 2022.

The water and wastewater distribution systems are comprised of regulated water distribution and wastewater collection utility systems and served approximately 560,000 customer connections located in the U.S. States of Arkansas, Arizona, California, Illinois, Missouri, New York, and Texas, and in Chile as at December 31, 2022.

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18	2022 Annual Report

2022 Annual Usage Results

Electric Distribution Systems	Three months ended December 31		Twelve months ended December 31
	2022	2021	2022	2021
Average Active Electric Customer Connections For The Period
Residential	262,500	261,100	261,900	260,600
Commercial and industrial	43,200	42,300	42,800	42,100
Total Average Active Electric Customer Connections For The Period	305,700	303,400	304,700	302,700

Customer Usage (GW-hrs)
Residential	653.3	581.7	2,899.6	2,769.7
Commercial and industrial	924.2	899.3	3,849.3	3,701.1
Total Customer Usage (GW-hrs)	1,577.5	1,481.0	6,748.9	6,470.8

For the three months ended December 31, 2022, the electric distribution systems’ usage totaled 1,577.5 GW-hrs as compared to 1,481.0 GW-hrs for the same period in 2021, an increase of 96.5 GW-hrs or 6.5%. The increase in electricity consumption is primarily due to more favourable weather.

For the twelve months ended December 31, 2022, the electric distribution systems’ usage totaled 6,748.9 GW-hrs as compared to 6,470.8 GW-hrs for the same period in 2021, an increase of 278.1 GW-hrs or 4.3%. The increase in electricity consumption is primarily due to more favourable weather.

Approximately 47% of the Regulated Services Group’s electric distribution systems’ revenues are not expected to be impacted by changes in customer usage, as they are subject to volumetric decoupling or represent fixed fee billings.

Natural Gas Distribution Systems	Three months ended December 31		Twelve months ended December 31
	2022	2021	2022	2021
Average Active Natural Gas Customer Connections For The Period
Residential	321,100	318,000	320,300	318,600
Commercial and industrial	39,100	38,100	38,800	38,100
Total Average Active Natural Gas Customer Connections For The Period	360,200	356,100	359,100	356,700

Customer Usage (MMBTU)
Residential	5,433,000	5,750,000	20,912,000	20,703,000
Commercial and industrial	5,723,000	5,077,000	20,607,000	18,696,000
Total Customer Usage (MMBTU)	11,156,000	10,827,000	41,519,000	39,399,000

For the three months ended December 31, 2022, usage at the natural gas distribution systems totaled 11,156,000 MMBTU as compared to 10,827,000 MMBTU during the same period in 2021, an increase of 329,000 MMBTU, or 3.0%. The increase in customer usage was primarily driven by customer growth in the New Brunswick Gas System and favourable weather at the Mid-States Gas System.

For the twelve months ended December 31, 2022, usage at the natural gas distribution systems totaled 41,519,000 MMBTU as compared to 39,399,000 MMBTU during the same period in 2021, an increase of 2,120,000 MMBTU or 5.4%. The increase in customer usage was primarily driven by favourable weather at the Mid-States, EnergyNorth and New Brunswick Gas Systems.

Approximately 86% of the Regulated Services Group’s gas distribution systems’ revenues are not expected to be impacted by changes in customer usage, as they are subject to volumetric decoupling or represent fixed fee billings.

Management Discussion & Analysis	19

Water and Wastewater Distribution

Systems	Three months ended December 31		Twelve months ended December 31
	2022	2021	2022	2021
Average Active Customer Connections For The Period
Wastewater customer connections	49,100	47,800	48,100	47,500
Water distribution customer connections	501,800	358,300	497,500	359,100
Total Average Active Customer Connections For The Period	550,900	406,100	545,600	406,600
Gallons Provided (millions of gallons)
Wastewater treated	822	726	3,233	2,768
Water provided	9,851	7,297	41,619	28,197
Total Gallons Provided (millions of gallons)	10,673	8,023	44,852	30,965

For the three months ended December 31, 2022, the water and wastewater distribution systems provided approximately 9,851 million gallons of water to customers and treated approximately 822 million gallons of wastewater. This is compared to 7,297 million gallons of water provided and 726 million gallons of wastewater treated during the same period in 2021, an increase in total gallons provided of 2,554 million or 35.0% and an increase in total gallons treated of 96 million or 13.2%. This is primarily due to the acquisition of Liberty NY Water.

For the twelve months ended December 31, 2022, the water and wastewater distribution systems provided approximately 41,619 million gallons of water to customers and treated approximately 3,233 million gallons of wastewater. This is compared to 28,197 million gallons of water provided and 2,768 million gallons of wastewater treated during the same period in 2021, an increase in total gallons provided of 13,422 million or 47.6% and an increase in total gallons treated of 465 million or 16.8%. This is primarily due to the acquisition of Liberty NY Water.

Approximately 50% of the Regulated Services Group’s water and wastewater distribution systems’ revenues are not expected to be impacted by changes in customer usage, as they are subject to volumetric decoupling or represent fixed fee billings.

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20	2022 Annual Report

2022 Regulated Services Group Operating Results

	Three months ended		Twelve months ended
	December 31		December 31
(all dollar amounts in $ millions)	2022	2021	2022	2021
Revenue
Regulated electricity distribution	$326.3	$261.3	$1,277.4	$1,183.4
Less: Regulated electricity purchased	(124.2)	(93.0)	(465.5)	(475.8)
Net Utility Sales - electricity[1]	202.1	168.3	811.9	707.6
Regulated gas distribution	221.8	172.0	686.7	525.9
Less: Regulated gas purchased	(125.5)	(80.2)	(340.8)	(194.2)
Net Utility Sales - natural gas[1]	96.3	91.8	345.9	331.7
Regulated water reclamation and distribution	89.0	58.3	364.4	234.9
Less: Regulated water purchased	(8.6)	(2.6)	(18.3)	(12.6)
Net Utility Sales - water reclamation and distribution[1]	80.4	55.7	346.1	222.3
Other revenue[2]	14.0	13.4	55.7	53.4
Net Utility Sales[1,3]	392.8	329.2	1,559.6	1,315.0
Operating expenses	(185.8)	(149.0)	(736.5)	(597.9)
Other income	5.2	3.9	21.9	18.3
HLBV[4]	2.2	7.3	18.6	23.4
Divisional Operating Profit[1,5,6]	$214.4	$191.4	$863.6	$758.8

[1]	See Caution Concerning Non-GAAP Measures.

[2]	See Note 21 in the annual consolidated financial statements.

[3]	This table contains a reconciliation of Net Utility Sales to revenue. The relevant sections of the table are derived from and should be read in conjunction with the consolidated statement of operations and Note 21 in the annual consolidated financial statements, “Segmented Information”. This supplementary disclosure is intended to more fully explain disclosures related to Net Utility Sales and provides additional information related to the operating performance of the Regulated Services Group. Investors are cautioned that Net Utility Sales should not be construed as an alternative to revenue.

[4]	HLBV income represents the value of net tax attributes monetized by the Regulated Services Group in the period at the Luning and Turquoise Solar Facilities and the Neosho Ridge, Kings Point and North Fork Ridge Wind Facilities (collectively the “Empire Wind Facilities”).

[5]	This table contains a reconciliation of Divisional Operating Profit to revenue for the Regulated Services Group. The relevant sections of the table are derived from and should be read in conjunction with the consolidated statement of operations and Note 21 in the annual consolidated financial statements, “Segmented Information”. This supplementary disclosure is intended to more fully explain disclosures related to Divisional Operating Profit and provides additional information related to the operating performance of the Regulated Services Group. Investors are cautioned that Divisional Operating Profit should not be construed as an alternative to revenue.

[6]	Certain prior year items have been reclassified to conform with current year presentation.

Management Discussion & Analysis	21

2022 Fourth Quarter Operating Results

For the three months ended December 31, 2022, the Regulated Services Group reported revenue of $637.0 million (i.e., $326.3 million of regulated electricity distribution, $221.8 million of regulated gas distribution and $89.0 million of regulated water reclamation and distribution) as compared to revenue of $491.6 million in the comparable period in the prior year (i.e., $261.3 million of regulated electricity distribution, $172.0 million of regulated gas distribution and $58.3 million of regulated water reclamation and distribution).

For the three months ended December 31, 2022, the Regulated Services Group reported a Divisional Operating Profit (excluding corporate administration expenses) of $214.4 million as compared to $191.4 million for the comparable period in the prior year (see Caution Concerning Non-GAAP Measures).

Highlights of the changes are summarized in the following table:

Three months ended
(all dollar amounts in $ millions)	December 31
Prior Period Divisional Operating Profit[1]	$191.4
Existing Facilities
Electricity: Increase is primarily due to favourable weather at the Empire Electric System.	5.4
Gas: Decrease is primarily due to higher operating expenses driven by inflationary pressure as well as increased bad debt, and property tax expenses.	(8.2)
Water: Decrease is primarily due to higher operating costs at the Park Water System.	(0.6)
Other:	2.2
(1.2)
New Facilities
Water: Acquisition of Liberty NY Water (January 2022).	10.1
10.1
Rate Reviews
Electricity: Increase is primarily due to implementation of new rates at the Empire, Bermuda and Granite State Electric Systems.	11.5
Gas: Increase is primarily due to implementation of new rates at the EnergyNorth and Peach State Gas Systems.	3.2
14.7
Foreign Exchange	(0.6)
Current Period Divisional Operating Profit[1]	$214.4

[1]	See Caution Concerning Non-GAAP Measures.

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22	2022 Annual Report

2022 Annual Operating Results

For the twelve months ended December 31, 2022, the Regulated Services Group reported revenue of $2,328.5 million (i.e., $1,277.4 million of regulated electricity distribution, $686.7 million of regulated natural gas distribution and $364.4 million of regulated water reclamation and distribution) as compared to revenue of $1,944.2 million in the prior year (i.e., $1,183.4 million of regulated electricity distribution, $525.9 million of regulated natural gas distribution and $234.9 million of regulated water reclamation and distribution).

For the twelve months ended December 31, 2022, the Regulated Services Group reported a Divisional Operating Profit (excluding corporate administration expenses) of $863.6 million as compared to $758.8 million in the prior year (see Caution Concerning Non-GAAP Measures).

Highlights of the changes are summarized in the following table:

(all dollar amounts in $ millions)	Twelve months ended December 31
Prior Period Divisional Operating Profit[1]	$758.8
Existing Facilities
Electricity: Increase is primarily due to higher than usual non-pass through fuel cost increases associated with the Midwest Extreme Weather Event that were recorded in the comparative period at the Empire Electric System and favourable weather at the Empire Electric System.	35.9
Natural Gas: Decrease is primarily due to higher operating expenses.	(9.6)
Water: Increase is primarily due to higher revenue at the ESSAL Water System.	0.3
Other: Increase is primarily due to increased carrying charges on regulatory assets.	2.7
29.3
New Facilities
Water: Acquisition of Liberty NY Water (January 2022).	37.4
37.4
Rate Reviews
Electricity: Increase is primarily due to implementation of new rates at the Empire, Bermuda and Granite State Electric Systems.	33.2
Natural Gas: Increase is primarily due to implementation of new rates at the EnergyNorth and Peach State Gas Systems.	7.3
Water: Increase is primarily due to the implementation of new rates at the Park Water System.	1.8
42.3
Foreign Exchange	(4.2)
Current Period Divisional Operating Profit[1]	$863.6

[1]	See Caution Concerning Non-GAAP Measures.

Management Discussion & Analysis	23

Regulatory Proceedings

The following table summarizes the major regulatory proceedings currently underway or completed in 2022 within the Regulated Services Group.1

Utility	Jurisdiction	Regulatory Proceeding Type	Rate Request (millions)	Current Status
Completed Rate Reviews
Empire Electric	Missouri	General Rate Case (“GRC”) and Securitization	$79.9	On May 28, 2021, filed a rate review based on a 12 month historical test year ending September 30, 2020, with an update period through June 30, 2021, seeking to recover an annual revenue deficiency of $50.0 million, or a 7.61% increase in total base rate operating revenue, based on a rate base of $2.6 billion, which includes the Empire Wind Facilities and the retirement of the Asbury generating plant, and $29.9 million in costs associated with the impact of the Midwest Extreme Weather Event. On March 9, 2022 the Missouri Public Service Commission (the “MPSC”) approved four stipulation agreements resolving all issues, except rate design, and resulting in an annual base rate revenue increase of $35.5 million, as well as another $4 million in revenues associated with the Empire Wind Facilities. On April 6, 2022, the MPSC issued its Report and Order resolving all issues. Empire Electric filed updated tariffs in May 2022 for new rates to become effective in June 2022.

				On January 19, 2022, Empire Electric filed a petition for securitization of the costs associated with the impact of the Midwest Extreme Weather Event. On March 21, 2022, Empire Electric filed a petition for securitization of the costs associated with the retirement of the Asbury generating plant. On August 18, 2022, and September 22, 2022, the MPSC issued and amended, respectively, a Report and Order authorizing Empire Electric to securitize approximately $290.4 million in qualified extraordinary costs (Midwest Extreme Weather Event), energy transition costs (Asbury) and upfront financing costs associated with the proposed securitization. The amounts authorized by the securitization order are generally consistent with the costs deferred by the Company in relation to these matters. Empire Electric filed an appeal of the MPSC order on November 10, 2022. See – Regulatory Proceedings related to the Midwest Extreme Weather Event and the Retirement of Asbury for a more detailed description.

BELCO	Bermuda	GRC	$34.8	On September 30, 2021, BELCO filed its revenue allowance application in which it requested a $34.8 million increase for 2022 and a $6.1 million increase for 2023. On March 18, 2022, the Regulatory Authority (“RA”) approved an annual increase of $22.8 million, for a revenue allowance of $224.1 million for 2022 and $226.2 million for 2023. The RA authorized a 7.16% rate of return, comprised of a 62% equity and an 8.92% return on equity (“ROE”). In April 2022, BELCO filed an appeal in the Supreme Court of Bermuda challenging the decisions made by the RA through the recent Retail Tariff Review.

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24	2022 Annual Report

Utility	Jurisdiction	Regulatory Proceeding Type	Rate Request (millions)	Current Status
Empire Electric	Kansas	GRC	$4.5	On May 27, 2021, submitted an abbreviated rate review seeking to recover costs associated with the addition of the Empire Wind Facilities, the retirement of Asbury and non-growth related plant investments since the 2019 rate review. In May 2022, the Commission approved the unanimous partial settlement resolving the rate treatment of the Asbury retirement and the non-wind investments, and resulting in a base rate decrease of $0.6 million. Withdrawal of the request to recover the Empire Wind Facilities through base rates results in an estimated benefit to Empire Electric of $3.9 million. New base rates became effective in July 2022.

Empire District Gas Company	Missouri	GRC	$1.4	On August 23, 2021, filed an application requesting a revenue increase of $1.4 million based on an ROE of 10% and on a 52% equity capital structure. In January 2022, MPSC staff filed its testimony, recommending a $1.0 million revenue increase based on an ROE of 9.5%. On April 12, 2022 the Company, MPSC staff, consumer advocate group and industrial customer group filed a stipulation and agreement resolving most of the issues in the case. An evidentiary hearing was held in April 2022. In June 2022, the MPSC approved the stipulation and agreement providing for an annual increase of $1.0 million in base rate revenues. New rates became effective in August 2022.

Empire Electric	Oklahoma	GRC	$6.2	On February 28, 2022, filed an application seeking a base revenue increase of $6.2 million, offset by estimated fuel savings associated with the Empire Wind Facilities of $2.1 million, for an estimated net revenue increase of $4.1 million based on an ROE of 10% and a 52.79% equity capital structure. On December 29, 2022, the Commission approved a joint stipulation and agreement filed by the Company and Staff authorizing an annual base rate revenue increase of $5.1 million.

New Brunswick Gas	Canada	GRC	-$3.9	On November 22, 2021, filed its 2022 general rate application for a revenue decrease based on the Energy & Utilities Board’s recent decision authorizing a capital structure of 45% equity and an ROE of 8.5%. In January 2022, New Brunswick Gas appealed the Energy & Utilities Board’s cost of capital decision. In May 2022, the Energy & Utilities Board issued a partial decision approving a decrease in annual revenues of $1.0 million to become effective in July 2022. In June 2022, the Court of Appeal found in favour of New Brunswick Gas and remanded the cost of capital case back to the Energy & Utilities Board. On December 22, 2022 the Energy & Utilities Board issued a Final Order and approved an annual revenue increase of $1.3 million based on an ROE of 9.8%. New rates became effective January 1, 2023.

Apple Valley Ranchos Water System	California	GRC	$2.9	On July 2, 2021, filed an application requesting revenue increases of $2.9 million for 2022, $2.1 million for 2023, and $2.3 million for 2024 based on an ROE of 9.4% and on a 57% equity capital structure. The California Public Utilities Commission (“CPUC”) Public Advocates Office issued its report in January 2022. Rebuttal testimony was filed in February 2022 and a hearing was held in March 2022. On February 3, 2023, the Commission issued a Final Order authorizing an annual revenue increase of $1.5 million. New rates are expected to become effective in March 2023 retroactive to July 1, 2022.

Management Discussion & Analysis	25

Utility	Jurisdiction	Regulatory Proceeding Type	Rate Request (millions)	Current Status
Park Water System	California	GRC	$5.5	On July 2, 2021, filed an application requesting revenue increases of $5.5 million for 2022, $1.8 million for 2023, and $1.8 million for 2024 based on an ROE of 9.4% and on a 57% equity capital structure. CPUC Public Advocates Office issued its report in January 2022. Rebuttal testimony was filed in February 2022 and a hearing was held in March 2022. On February 3, 2023, the CPUC issued a Final Order authorizing an annual revenue increase of $1.1 million. New rates will become effective in March 2023 retroactive to July 1, 2022.

Pending Rate Reviews
CalPeco Electric System	California	GRC	$35.7	On May 28, 2021, filed an application requesting a revenue increase of $35.7 million for 2022 based on an ROE of 10.5% and on a 54% equity capital structure. CPUC Public Advocates Office issued its report on February 23, 2022 and CalPeco filed its rebuttal testimony in March 2022. In May 2022, a settlement was reached resolving all issues except ROE. A final decision is expected in the second quarter of 2023.

St. Lawrence Gas	New York	GRC	$4.1	On November 24, 2021, filed an application requesting a revenue increase of $3.4 million based on an ROE of 10.5% and a capital structure of 50% equity. On January 31, 2022, filed a supplemental filing to update the requested revenue increase to $4.1 million. New York State Department of Public Service staff filed testimony on June 3, 2022 recommending an increase of $1.2 million in annual distribution revenues. St. Lawrence Gas filed rebuttal testimony on June 24, 2022 and updated request for an increase in distribution base revenues of $3.6 million. Settlement discussions began in July 2022 and a decision is expected in the second quarter of 2023.

Pine Bluff Water	Arkansas	GRC	$5.9	On September 30, 2022, filed an application seeking an increase in revenues of $5.9 million based on an ROE of 10.5% and an equity ratio of 52% to be phased in over three years.

Various	Various	Various	$0.1	Other pending rate review requests across two wastewater utilities.

[1]	All rate requests do not include step-up adjustments.

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26	2022 Annual Report

Proceedings related to the Midwest Extreme Weather Event and the Retirement of Asbury

The Midwest Extreme Weather Event resulted in an extraordinary increase in costs incurred by Empire Electric for the purchase of fuel and power on behalf of its customers.

When Empire Electric filed its most recent Missouri rate case (the “Empire Rate Case”) in May 2021, a request to recover the costs related to the Midwest Extreme Weather Event was included. In July 2021, Missouri House Bill 734 was signed into law, creating an option for utilities to finance the recovery of extraordinary weather event costs through securitization (the “Securitization Statute”). When it filed its surrebuttal testimony in January 2022, Empire Electric removed all costs related to the Midwest Extreme Weather Event from its rate request. Pursuant to the Securitization Statute, Empire Electric sought authorization for the issuance of approximately $222 million in securitized utility tariff bonds associated with the Midwest Extreme Weather Event.

In addition, as part of its 2017 and 2019 Integrated Resource Plans (“IRPs”), Empire Electric analyzed the effects of retiring Asbury, a coal-fired generation unit that was constructed in 1970, and determined that doing so would generate significant savings to customers. Asbury was retired on March 1, 2020. On July 23, 2020, the MPSC issued an Administrative Accounting Order (“AAO”) that directed Empire Electric to establish regulatory asset and liability accounts, beginning January 1, 2020, to reflect the impact of the closure of Asbury on operating and capital expenses in Missouri.

Empire Electric initially sought to recover its Asbury related revenues and expenses, along with the balance of the AAO, in the Empire Rate Case. Following the passage of the Securitization Statute, all Asbury related balances were removed from the Empire Rate Case and, on March 21, 2022, Empire Electric filed a petition to securitize the Asbury related balances pursuant to the Securitization Statute. Empire Electric sought authority to issue approximately $141 million, in securitized utility tariff bonds for its Asbury costs, which include approximately $21 million in Asset Retirement Obligations, which are estimates of costs that Empire Electric will recover from the Asbury retirement but which have not yet been incurred.

On April 27, 2022, the MPSC issued an order consolidating, for purposes of hearing, the cases regarding the quantum financeable through securitization for Asbury and the Midwest Extreme Weather Event, which hearing was held the week of June 13, 2022. On August 18, 2022, and September 22, 2022, the MPSC issued and amended, respectively, a Report and Order authorizing Empire Electric to securitize approximately $290.4 million in qualified extraordinary costs (Midwest Extreme Weather Event), energy transition costs (Asbury) and upfront financing costs associated with the proposed securitization. The amounts authorized by the securitization order are generally consistent with the costs deferred by the Company in relation to these matters. Empire Electric filed a request for rehearing seeking reconsideration of the MPSC’s denial of recovery of five percent of the Midwest Extreme Weather Event costs, its calculation of accumulated deferred income taxes, and the exclusion of certain carrying charges associated with the Asbury plant, among other issues. On October 12, 2022, the MPSC denied all rehearing motions. Empire Electric appealed to the Missouri Court of Appeals – Western District on November 10, 2022. The Office of Public Counsel also filed an appeal, but withdrew that appeal on February 28, 2023. Briefing of the case is expected to be complete in April 2023.

Regulatory Proceedings related to Acquisitions:

Kentucky Power Transaction

Closing of the Kentucky Power Transaction is subject to receipt of certain regulatory and governmental approvals. During the first quarter of 2022, the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 expired (which clearance has now lapsed) and the Committee on Foreign Investment in the United States cleared the Kentucky Power Transaction. On May 4, 2022, the Kentucky Public Service Commission (the “KPSC”) issued an order approving the Kentucky Power Transaction, subject to certain conditions set forth in the order, including those agreed to by Liberty Utilities in the course of the docket. On May 3, 2022, the KPSC issued an order that required certain changes to the proposed operating and ownership agreements (collectively, the “Mitchell Agreements”) relating to the Mitchell coal generating facility (in which Kentucky Power owns a 50% interest, representing 780 MW) (the “Mitchell Plant”). On July 1, 2022, the Public Service Commission of West Virginia (the “WVPSC”) issued an order on the Mitchell Agreements that is inconsistent with the KPSC’s order on the Mitchell Agreements. The closing of the Kentucky Power Transaction is subject to the satisfaction or waiver of certain conditions precedent, which include the approval of the Kentucky Power Transaction by FERC, renewed clearance pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and those relating to the approval of the Mitchell Agreements by the KPSC, WVPSC and FERC. On September 29, 2022, Liberty Utilities, AEP and AEP Transmission entered into an amendment to the Kentucky Acquisition Agreement that provides a path towards closing. Among other things, the amendment reduces the purchase price by $200 million. On December 15, 2022, FERC issued an order denying, without prejudice, authorization for the proposed transaction. On February 14, 2023, a new application was filed with FERC for the approval of the Kentucky Power Transaction.

Management Discussion & Analysis	27

RENEWABLE ENERGY GROUP

2022 Electricity Generation Performance

	Long Term Average		Three months ended December 31		Long Term Average		Twelve months ended December 31
(Performance in GW-hrs sold)	Resource		2022	2021	Resource		2022	2021
Hydro Facilities:
Maritime Region	37.6		48.2	36.7	148.2		149.1	124.2
Quebec Region	72.6		74.1	74.4	273.3		292.0	266.6
Ontario Region	26.2		27.9	21.8	120.4		116.0	91.2
Western Region	12.6		10.2	9.1	65.0		52.1	49.9
	149.0		160.4	142.0	606.9		609.2	531.9
Canadian Wind Facilities:
St. Damase	22.7		23.4	18.3	76.9		77.7	70.8
St. Leon	121.4		125.4	127.5	430.2		435.0	422.5
Red Lily[1]	24.1		25.3	26.3	88.5		90.8	91.2
Morse	30.5		26.1	31.0	108.8		103.7	107.2
Amherst	67.9		67.6	62.8	229.8		219.5	198.4
Blue Hill[2]	200.4		140.2	—	558.3		464.2	—
EBR[3]	21.0		21.1	—	74.4		71.0	—
	488.0		429.1	265.9	1,566.9		1,461.9	890.1
U.S. Wind Facilities:
Sandy Ridge	43.6		11.7	41.7	158.3		105.5	134.8
Minonk	189.8		208.5	194.7	673.7		696.9	622.1
Senate	140.0		114.2	144.1	520.4		490.0	480.5
Shady Oaks	100.5		114.9	100.7	355.6		362.2	319.2
Odell	238.0		250.9	214.7	831.8		869.3	720.3
Deerfield	167.9		168.8	150.8	546.0		554.9	515.9
Sugar Creek[4]	212.6		193.0	189.4	724.8		661.4	426.4
Maverick Creek[5]	480.2		362.6	483.0	1,920.6		1,620.9	1,519.2
	1,572.6		1,424.6	1,519.1	5,731.2		5,361.1	4,738.4
Solar Facilities:
Cornwall	2.2		2.4	2.1	14.7		14.7	14.6
Bakersfield	13.0		9.9	9.1	77.2		67.2	66.0
Great Bay	37.6		44.1	40.8	205.7		214.7	208.4
Altavista[6]	31.4		33.0	32.1	164.4		167.7	127.5
Croton[7]	0.9		1.1	0.2	5.4		5.4	0.2
	85.1		90.5	84.3	467.4		469.7	416.7
Renewable Energy Performance	2,294.7		2,104.6	2,011.3	8,372.4		7,901.9	6,577.1

Thermal Facilities:
Windsor Locks	N/A	[8]	29.7	31.0	N/A	[7]	127.5	128.8
Sanger	N/A	[8]	—	34.5	N/A	[7]	149.1	145.4
			29.7	65.5			276.6	274.2
Total Performance			2,134.3	2,076.8			8,178.5	6,851.3

ALGONQUIN | LIBERTY

28	2022 Annual Report

[1]	AQN owns a 75% equity interest but accounts for the facility using the equity method. Figures show full energy produced by the facility.

[2]	The Blue Hill Wind Facility achieved COD on April 14, 2022. AQN owns a 20% equity interest but accounts for the facility using the equity method. Figures show expected long-term average resources (“LTAR”) and actual energy produced by the facility during the quarter.

[3]	The EBR Wind Facility achieved COD on December 31, 2021. AQN owns a 50% equity interest but accounts for the facility using the equity method. Figures show full energy produced by the facility.

[4]	The Sugar Creek Wind Facility achieved COD on November 9, 2020. Prior to January 29, 2021, AQN owned a 50% equity interest in the facility. On January 29, 2021, AQN acquired the remaining 50% equity interest that it did not previously own. Figures show full energy produced by the facility. As a result of a blade manufacturing error 26 of 40 turbines were initially shut down. All impacted turbines were back in service as of September 29, 2021.

[5]	The Maverick Creek Wind Facility achieved partial completion on November 6, 2020 and COD on April 21, 2021. Prior to January 19, 2021, AQN owned a 50% equity interest in the facility. On January 19, 2021, AQN acquired the remaining 50% equity interest that it did not previously own. Figures show full energy produced by the facility. As a result of a blade manufacturing error 26 of 73 turbines were initially shut down. All impacted turbines were back in service as of June 7, 2021.

[6]	The Altavista Solar Facility achieved partial completion on March 8, 2021 and COD on June 1, 2021. Prior to April 9, 2021, AQN owned a 50% equity interest in the facility. On April 9, 2021, AQN acquired the remaining 50% equity interest that it did not previously own. Figures show full energy produced by the facility.

[7]	The Croton Solar Facility achieved COD on December 8, 2021.

[8]	Natural gas fired co-generation facility.

2022 Fourth Quarter Renewable Energy Group Performance

For the three months ended December 31, 2022, the Renewable Energy Group generated 2,134.3 GW-hrs of electricity as compared to 2,076.8 GW-hrs during the same period in 2021.

For the three months ended December 31, 2022, the hydro facilities generated 160.4 GW-hrs of electricity as compared to 142.0 GW-hrs produced in the same period in 2021, an increase of 13.0%. Electricity generated represented 107.7% of LTAR as compared to 95.3% during the same period in 2021.

For the three months ended December 31, 2022, the wind facilities produced 1,853.7 GW-hrs of electricity as compared to 1,785.0 GW-hrs produced in the same period in 2021, an increase of 3.8%. The increase in production is primarily due to the addition of the EBR Wind Facility which achieved COD on December 31, 2021, and the Blue Hill Wind Facility which achieved COD on April 14, 2022. Excluding the Sugar Creek, EBR, and Blue Hill Wind Facilities, production was 6.0% below the same period last year. The wind facilities, including new facilities, generated electricity equal to 90.0% of LTAR as compared to 97.1% during the same period in 2021.

For the three months ended December 31, 2022, the solar facilities generated 90.5 GW-hrs of electricity as compared to 84.3 GW-hrs of electricity in the same period in 2021, an increase of 7.4%. The increase in production is partially due to the Croton Solar Facility achieving COD on December 8, 2021. Excluding the new facilities, production was 6.3% above the same period last year. The solar facilities, including new facilities, generated electricity equal to 106.3% of LTAR as compared to 99.9% in the same period in 2021.

For the three months ended December 31, 2022, the thermal facilities generated 29.7 GW-hrs of electricity as compared to 65.5 GW-hrs of electricity during the same period in 2021. During the same period, the Windsor Locks Thermal Facility generated 130.5 billion lbs of steam as compared to 132.1 billion lbs of steam during the same period in 2021.

Management Discussion & Analysis	29

2022 Annual Renewable Energy Group Performance

For the twelve months ended December 31, 2022, the Renewable Energy Group generated 8,178.5 GW-hrs of electricity as compared to 6,851.3 GW-hrs during the same period in 2021.

For the twelve months ended December 31, 2022, the hydro facilities generated 609.2 GW-hrs of electricity as compared to 531.9 GW-hrs produced in the same period in 2021, an increase of 14.5%. Electricity generated represented 100.4% of LTAR as compared to 87.6% during the same period in 2021.

For the twelve months ended December 31, 2022, the wind facilities produced 6,823.0 GW-hrs of electricity as compared to 5,628.5 GW-hrs produced in the same period in 2021, an increase of 21.2%. The increase in production is primarily due to the addition of the Maverick Creek Wind Facility which achieved COD on April 21, 2021, the EBR Wind Facility which achieved COD on December 31, 2021, and the Blue Hill Wind Facility which achieved COD on April 14, 2022. In addition, the Sugar Creek Wind Facility and the Maverick Creek Wind Facility experienced lower production in 2021 due to the shutdown of turbines resulting from a blade manufacturing error. Excluding the new facilities, production was 8.8% above the same period last year. The wind facilities generated electricity equal to 93.5% of LTAR as compared to 90.1% during the same period in 2021.

For the twelve months ended December 31, 2022, the solar facilities generated 469.7 GW-hrs of electricity as compared to 416.7 GW-hrs of electricity produced in the same period in 2021, an increase of 12.7%. The increase in production is primarily due to the Altavista Solar Facility which achieved partial completion on March 8, 2021 and COD on June 1, 2021. In addition, the Croton Solar Facility achieved COD on December 8, 2021. Excluding the new facilities, production was 2.6% above the same period last year. The solar facilities generated electricity equal to 100.5% of LTAR as compared to 95.3% in the same period in 2021.

For the twelve months ended December 31, 2022, the thermal facilities generated 276.6 GW-hrs of electricity as compared to 274.2 GW-hrs of electricity during the same period in 2021. For the twelve months ended December 31, 2022, the Windsor Locks Thermal Facility generated 520.3 billion lbs of steam as compared to 507.0 billion lbs of steam during the same period in 2021.

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30	2022 Annual Report

2022 Renewable Energy Group Operating Results

	Three months ended December 31		Twelve months ended December 31
(all dollar amounts in $ millions)	2022	2021	2022	2021
Revenue[1]
Hydro	$11.7	$8.5	$51.6	$36.8
Wind	65.9	59.8	221.4	156.4
Solar	2.8	5.6	29.9	26.9
Thermal	8.2	9.0	48.0	36.5
Total Non-Regulated Energy Sales	$88.6	$82.9	$350.9	$256.6
Less:
Cost of Sales - Energy[2]	(0.2)	(1.5)	(7.2)	(7.3)
Cost of Sales - Thermal	(5.2)	(7.0)	(34.5)	(23.9)
Net Energy Sales [3,4]	$83.2	$74.4	$309.2	$225.4
Renewable Energy Credits[5]	7.6	3.7	27.8	17.5
Other Revenue	0.3	0.1	0.6	0.8
Total Net Revenue	$91.1	$78.2	$337.6	$243.7
Expenses & Other Income
Operating expenses	(31.7)	(24.8)	(114.5)	(104.3)
Gain on sale of renewable assets	62.8	29.1	64.0	29.1
Dividend, interest, equity and other income[6]	21.6	13.5	91.2	84.0
Impacts from the Market Disruption Event on the Senate Wind Facility	—	—	—	53.4
HLBV income[7]	19.4	27.2	93.9	77.7
Divisional Operating Profit[3,8,9]	$163.2	$123.2	$472.2	$383.6

[1]	Many of the Renewable Energy Group’s power purchase agreements (“PPAs”) include annual rate increases. However, a change to the weighted average production levels resulting from higher average production from facilities that earn lower energy rates can result in a lower weighted average energy rate earned by the division as compared to the same period in the prior year. Includes the impacts from the Market Disruption Event on the Senate Wind Facility.

[2]	Cost of Sales - Energy consists of energy purchases in the Maritime Region to manage the energy sales from the Tinker Hydro Facility which is sold to retail and industrial customers under multi-year contracts.

[3]	See Caution Concerning Non-GAAP Measures.

[4]	This table contains a reconciliation of Net Energy Sales to revenue. The relevant sections of the table are derived from and should be read in conjunction with the consolidated statement of operations and Note 21 in the annual consolidated financial statements, “Segmented information”. This supplementary disclosure is intended to more fully explain disclosures related to Net Energy Sales and provides additional information related to the operating performance of AQN. Investors are cautioned that Net Energy Sales should not be construed as an alternative to revenue.

[5]	Qualifying renewable energy projects receive RECs for the generation and delivery of renewable energy to the power grid. The RECs represent proof that 1 MW-hr of electricity was generated from an eligible energy source.

[6]	Includes dividends received from Atlantica and related parties (see Notes 8 and 16 in the annual consolidated financial statements) as well as the equity investment in the Stella, Cranell, East Raymond and West Raymond Wind Facilities (collectively, the “Texas Coastal Wind Facilities”).

[7]	HLBV income represents the value of net tax attributes earned by the Renewable Energy Group in the period primarily from electricity generated by certain of its U.S. wind and U.S. solar generation facilities.

PTCs are earned as wind energy is generated based on a dollar per kW-hr rate prescribed in applicable federal and state statutes. For the twelve months ended December 31, 2022, the Renewable Energy Group’s eligible facilities generated 4,998.9 GW-hrs representing approximately $125.0 million in PTCs earned as compared to 2,473.6 GW-hrs representing $61.8 million in PTCs earned during the same period in 2021. The majority of the PTCs have been allocated to tax equity investors to monetize the value to AQN of the PTCs and other tax attributes which are the primary drivers of HLBV income offset by the return earned by the investor. Some PTCs have been utilized directly by the Company to lower its overall effective tax rate.

[8]	Certain prior year items have been reclassified to conform to current year presentation.

[9]	This table contains a reconciliation of Divisional Operating Profit to revenue for the Renewable Energy Group. The relevant sections of the table are derived from and should be read in conjunction with the consolidated statement of operations and Note 21 in the annual consolidated financial statements, “Segmented Information”. This supplementary disclosure is intended to more fully explain disclosures related to Divisional Operating Profit and provides additional information related to the operating performance of the Renewable Energy Group. Investors are cautioned that Divisional Operating Profit should not be construed as an alternative to revenue.

Management Discussion & Analysis	31

2022 Fourth Quarter Operating Results

For the three months ended December 31, 2022, the Renewable Energy Group’s facilities generated operating revenue of $88.6 million (i.e., non-regulated energy sales) as compared to $82.9 million in the comparable period in the prior year.

For the three months ended December 31, 2022, the Renewable Energy Group’s facilities generated $163.2 million of Divisional Operating Profit as compared to $123.2 million during the same period in 2021, which represents an increase of $40.0 million or 32.5% (see Caution Concerning Non-GAAP Measures).

Highlights of the changes are summarized in the following table:

(all dollar amounts in $ millions)	Three months ended December 31
Prior Period Divisional Operating Profit[1]	$123.2
Existing Facilities and Investments
Hydro: Increase is primarily due to higher overall production.	1.6
Wind Canada: Increase is primarily due to higher production at the St. Damase and Amherst Island Wind Facilities.	1.0
Wind US: Decrease is primarily due to lower HLBV income as a result of lower production, and higher operating expenses across the U.S. wind facilities partially offset by favourable renewable energy certificate (“REC”) revenue, favourable energy market pricing, as well as higher availability revenue at the Maverick and Sugar Creek Wind Facilities.	(5.2)
Solar: Decrease is primarily due to unfavourable weather conditions at the Great Bay I, Great Bay II, and Altavista Solar Facilities.	(1.2)
Thermal: Increase is primarily driven by favourable energy market pricing at the Windsor Locks Thermal Facility.	0.7
Investments: Decrease is primarily due to timing of dividends from the Company’s investments.[2]	(0.9)
Other: Increase is primarily due to higher equity income from the Texas Coastal Wind Facilities and the Val-Eo Wind Facility.	13.5
9.5
New Facilities and Investments
Solar: Increase is primarily due to Croton Solar Facility (full COD in December 2021).	0.3
Other: Decrease is primarily due to start-up costs at the RNG facilities.	(1.6)
(1.3)
Asset Dispositions	33.7
Foreign Exchange	(1.9)
Current Period Divisional Operating Profit[1]	$163.2

[1]	See Caution Concerning Non-GAAP Measures.

[2]	See Notes 8 and 16 in the annual consolidated financial statements.

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32	2022 Annual Report

2022 Annual Operating Results

For the twelve months ended December 31, 2022, the Renewable Energy Group’s facilities generated operating revenue of $350.9 million (i.e., non-regulated energy sales) as compared to $256.6 million in the comparable period in the prior year.

For the twelve months ended December 31, 2022, the Renewable Energy Group’s facilities generated $472.2 million of Divisional Operating Profit as compared to $383.6 million during the same period in 2021, which represents an increase of $88.6 million or 23.1% (see Caution Concerning Non-GAAP Measures).

Highlights of the changes are summarized in the following table:

(all dollar amounts in $ millions)	Twelve months ended December 31
Prior Period Divisional Operating Profit[1]	$383.6
Existing Facilities
Hydro: Increase is primarily due to higher overall production as well as favourable pricing at one of the Company’s hydro facilities.	4.6
Wind Canada: Increase is primarily due to higher overall production.	4.8
Wind U.S.: Increase is primarily due to higher production, favourable energy market pricing, REC revenue and HLBV income.	19.3
Solar: Increase is primarily due to favourable REC revenue at the Great Bay I Solar Facility.	0.7
Thermal: Increase is primarily due to favourable overall energy market pricing and favourable REC revenue at the Windsor Locks Thermal Facility.	1.7
Investments: Increase is primarily due to higher dividends from AQN’s investment in Atlantica.[2]	5.7
Other: Increase is primarily due to higher equity income from the Val-Eo Wind Facility.	8.2
45.0
New Facilities and Investments
Wind U.S.: Increase is primarily due to higher production, higher HLBV income partially offset by unfavourable pricing at the Maverick Creek Wind Facility. This facility achieved partial completion on November 6, 2020 and COD on April 21, 2021.	11.3
Solar: Increase is primarily due to the Great Bay II Solar Facility (full COD in August 2020), the Altavista Solar Facility (full COD in June 2021), and the Croton Solar Facility (full COD in December 2021).	2.3
Other: Decrease is primarily due to start-up costs at the RNG facilities.	(1.1)
12.5
Asset Dispositions	34.9
Foreign Exchange	(3.8)
Current Period Divisional Operating Profit[1]	$472.2

[1]	See Caution Concerning Non-GAAP Measures.

[2]	See Notes 8 and 16 in the annual consolidated financial statements.

Management Discussion & Analysis	33

AQN: CORPORATE AND OTHER EXPENSES

	Three months ended December 31		Twelve months ended December 31
(all dollar amounts in $ millions)	2022	2021	2022	2021
Corporate and other expenses:
Administrative expenses	$21.2	$17.8	$80.2	$66.7
Loss on foreign exchange	14.1	1.0	13.8	4.4
Interest expense	78.0	50.1	278.6	209.6
Depreciation and amortization	114.8	110.8	455.5	403.0
Change in value of investments carried at fair value	14.7	(61.0)	499.1	122.4
Interest, dividend, equity, and other loss[1]	17.7	0.6	3.2	6.4
Pension and other post-employment non-service costs	4.6	4.9	11.0	16.3
Other net losses	2.1	11.9	21.4	22.9
Gain on derivative financial instruments	(6.4)	(1.1)	(4.4)	(4.4)
Income tax expense (recovery)	(28.6)	1.8	(61.5)	(43.4)

[1]	Excludes income directly pertaining to the Regulated Services and Renewable Energy Groups (disclosed in the relevant sections).

2022 Fourth Quarter Corporate and Other Expenses

For the three months ended December 31, 2022, administrative expenses totaled $21.2 million as compared to $17.8 million in the same period in 2021. The increase was primarily due to higher staffing expenses as a result of increased headcount to support growth initiatives and drive operational excellence, and inflationary increases.

For the three months ended December 31, 2022, interest expense totaled $78.0 million as compared to $50.1 million in the same period in 2021 due to the funding of capital deployed in 2022 primarily related to the acquisition of Liberty NY Water and the development of renewable energy projects as well as an increase in interest rates on variable rate borrowings.

For the three months ended December 31, 2022, depreciation expense totaled $114.8 million as compared to $110.8 million in the same period in 2021. The increase was primarily due to higher overall property, plant and equipment and the acquisition of Liberty NY Water.

For the three months ended December 31, 2022, change in investments carried at fair value totaled a loss of $14.7 million as compared to a gain of $61.0 million in the same period in 2021. The Company records certain of its investments, including Atlantica, using the fair value method and accordingly any change in the fair value of the investment is recorded in the consolidated statement of operations (see Note 8 in the annual consolidated financial statements).

For the three months ended December 31, 2022, pension and post-employment non-service costs totaled $4.6 million as compared to $4.9 million in the same period in 2021. The decrease was primarily due to lower amortization of actuarial losses.

For the three months ended December 31, 2022, other net losses were $2.1 million as compared to $11.9 million in the same period in 2021. The decrease was primarily due to timing of acquisition and transition-related costs. See Note 19 in the annual consolidated financial statements.

For the three months ended December 31, 2022, the gain on derivative financial instruments totaled $6.4 million as compared to a gain of $1.1 million in the same period in 2021. AQN uses derivative instruments to manage exposure to changes in commodity prices, foreign exchange rates, and interest rates. The gain in the fourth quarter of both 2022 and 2021 was primarily related to mark-to-markets on interest rate derivatives.

For the three months ended December 31, 2022, an income tax recovery of $28.6 million was recorded as compared to an income tax expense of $1.8 million during the same period in 2021. The decrease in income tax expense was primarily due to the tax benefits associated with the 2022 Impairment and the change in fair value of the investment in Atlantica. These tax recoveries were partially offset by the valuation allowance recorded on the Renewable Energy Group and lower tax credits accrued. For the three months ended December 31, 2022, the Company accrued $4.7 million of ITCs and PTCs primarily associated with renewable energy projects that were placed in service by the end of 2022 as compared to $14.1 million recorded in the same period in 2021.

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34	2022 Annual Report

2022 Annual Corporate and Other Expenses

During the twelve months ended December 31, 2022, administrative expenses totaled $80.2 million as compared to $66.7 million in the same period in 2021. The increase was primarily due to higher staffing expenses as a result of increased headcount to support growth initiatives and drive operational excellence, and inflationary increases.

For the twelve months ended December 31, 2022, interest expense totaled $278.6 million as compared to $209.6 million in the same period in 2021. The increase was primarily due to the funding of capital deployed in 2022 primarily related to the acquisition of Liberty NY Water and the development of renewable energy projects as well as an increase in interest rates on variable rate borrowings.

For the twelve months ended December 31, 2022, depreciation expense totaled $455.5 million as compared to $403.0 million in the same period in 2021. The increase was primarily due to higher overall property, plant and equipment and the acquisition of Liberty NY Water.

For the twelve months ended December 31, 2022, change in investments carried at fair value totaled a loss of $499.1 million as compared to a loss of $122.4 million in the same period in 2021. The Company records certain of its investments, including Atlantica, using the fair value method and accordingly any change in the fair value of the investment is recorded in the consolidated statement of operations (see Note 8 in the annual consolidated financial statements).

For the twelve months ended December 31, 2022, pension and post-employment non-service costs totaled $11.0 million as compared to $16.3 million in the same period in 2021. The decrease was primarily due to lower amortization of actuarial losses.

For the twelve months ended December 31, 2022, other net losses were $21.4 million as compared to $22.9 million in the same period in 2021. The net losses for the twelve months ended December 31, 2022 were primarily due acquisition and transition-related costs. The net losses for the twelve months ended December 31, 2021 were primarily due to acquisition and transition-related costs, an adjustment to a regulatory liability pertaining to the true-up of prior period tracking accounts and certain asset write-downs.

For the twelve months ended December 31, 2022, the gain on derivative financial instruments totaled $4.4 million as compared to a gain of $4.4 million in the same period in 2021. AQN uses derivative instruments to manage exposure to changes in commodity prices, foreign exchange rates, and interest rates. The gain for both the twelve months ended December 31, 2022 and for the twelve months ended December 31, 2021 were primarily related to mark-to-markets on interest rate derivatives.

For the twelve months ended December 31, 2022, an income tax recovery of $61.5 million was recorded as compared to an income tax recovery of $43.4 million during the same period in 2021. The increase in income tax recovery was primarily due to the tax benefits associated with the 2022 Impairment and change in fair value of the investment in Atlantica. These tax recoveries were partially offset by the valuation allowance recorded on the Renewable Energy Group, lower tax credits accrued, the tax impact of the Midwest Extreme Weather Event in 2021, and remeasurement of state deferred tax adjustments related to the acquisition of Liberty NY Water. For the twelve months ended December 31, 2022, the Company accrued $18.4 million of ITCs and PTCs primarily associated with renewable energy projects that were placed in service by the end of 2022 as compared to $49.4 million recorded in the same period in 2021.

Management Discussion & Analysis	35

NON-GAAP FINANCIAL MEASURES

Reconciliation of Adjusted EBITDA to Net Earnings

The following table is derived from and should be read in conjunction with the consolidated statement of operations. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted EBITDA and provides additional information related to the operating performance of AQN. Investors are cautioned that this measure should not be construed as an alternative to U.S. GAAP consolidated net earnings.

	Three months ended December 31[1]		Twelve months ended December 31
(all dollar amounts in $ millions)	2022	2021	2022	2021
Net earnings (loss) attributable to shareholders	$(74.4)	$175.6	$(212.0)	$264.9
Add (deduct):
Net earnings attributable to the non-controlling interest, exclusive of HLBV	6.0	2.3	18.9	16.1
Income tax expense (recovery)	(28.6)	1.8	(61.5)	(43.4)
Interest expense	78.0	50.1	278.6	209.6
Other net losses[2]	2.1	11.9	21.4	22.9
Unrealized loss (gain) on energy derivatives included in revenue	(2.1)	0.6	0.9	5.4
Asset impairment charge	159.6	—	159.6	—
Impairment of equity-method investee	75.9	—	75.9	—
Pension and post-employment non-service costs	4.6	4.9	11.0	16.3
Change in value of investments carried at fair value[3]	14.7	(61.0)	499.1	122.4
Impacts from the Market Disruption Event on the Senate Wind
Facility	—	—	—	53.4
Costs related to tax equity financing	—	1.4	—	5.7
Gain on derivative financial instruments	(6.4)	(1.1)	(4.4)	(4.4)
Loss on foreign exchange	14.1	1.0	13.8	4.4
Depreciation and amortization	114.8	110.8	455.5	403.0
Adjusted EBITDA[4]	$358.3	$298.3	$1,256.8	$1,076.3

[1]	Amounts for the three months ended December 31, 2022 and 2021 are derived by subtracting the Company’s results for the nine months ended September 30, 2022 and 2021 from the Company’s 2022 and 2021 annual results, respectively.

[2]	See Note 19 in the annual consolidated financial statements.

[3]	See Note 8 in the annual consolidated financial statements.

[4]	Amounts for the three and twelve months ended December 31, 2022 include $62.8 million and $64.0 million, respectively, in gains from asset dispositions. Amounts for the three and twelve months ended December 31, 2021 include $29.1 million and $29.1 million, respectively, in gains from asset dispositions.

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36	2022 Annual Report

Reconciliation of Adjusted Net Earnings to Net Earnings

The following table is derived from and should be read in conjunction with the consolidated statement of operations. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted Net Earnings and provides additional information related to the operating performance of AQN. Investors are cautioned that this measure should not be construed as an alternative to consolidated net earnings in accordance with U.S. GAAP.

The following table shows the reconciliation of net earnings to Adjusted Net Earnings exclusive of these items:

	Three months ended December 31[1]		Twelve months ended December 31
(all dollar amounts in $ millions except per share information)	2022	2021	2022	2021
Net earnings (loss) attributable to shareholders	$(74.4)	$175.6	$(212.0)	$264.9
Add (deduct):
Gain on derivative financial instruments	(6.4)	(1.1)	(4.4)	(4.4)
Other net losses[2]	2.1	11.9	21.4	22.9
Asset impairment charge	159.6	—	159.6	—
Impairment of equity-method investee	75.9	—	75.9	—
Loss on foreign exchange	14.1	1.0	13.8	4.4
Unrealized loss (gain) on energy derivatives included in revenue	(2.1)	0.6	0.9	5.4
Change in value of investments carried at fair value[3]	14.7	(61.0)	499.1	122.4
Impacts from the Market Disruption Event on the Senate Wind
Facility	—	—	—	53.4
Costs related to tax equity financing and other adjustments	—	1.4	—	5.7
Adjustment for taxes related to above	(32.5)	8.6	(79.4)	(25.7)
Adjusted Net Earnings[4]	$151.0	$137.0	$474.9	$449.0
Adjusted Net Earnings per common share	$0.22	$0.21	$0.69	$0.71

[1]	Amounts for the three months ended December 31, 2022 and 2021 are derived by subtracting the Company’s results for the nine months ended September 30, 2022 and 2021 from the Company’s 2022 and 2021 annual results, respectively.

[2]	See Note 19 in the annual consolidated financial statements.

[3]	See Note 8 in the annual consolidated financial statements.

[4]	Amounts for the three and twelve months ended December 31, 2022 include $53.4 million and $54.3 million, respectively, in gains from asset dispositions after tax. Amounts for the three and twelve months ended December 31, 2021 include $21.1 million and $21.1 million, respectively, in gains from asset dispositions after tax.

For the three months ended December 31, 2022, Adjusted Net Earnings totaled $151.0 million as compared to Adjusted Net Earnings of $137.0 million for the same period in 2021, an increase of $14.0 million.

For the twelve months ended December 31, 2022, Adjusted Net Earnings totaled $474.9 million as compared to Adjusted Net Earnings of $449.0 million for the same period in 2021, an increase of $25.9 million.

Management Discussion & Analysis	37

Reconciliation of Adjusted Funds from Operations to Cash Provided by Operating Activities

The following table is derived from and should be read in conjunction with the consolidated statement of operations and consolidated statement of cash flows. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted Funds from Operations and provides additional information related to the operating performance of AQN. Investors are cautioned that this measure should not be construed as an alternative to cash provided by operating activities in accordance with U.S GAAP.

The following table shows the reconciliation of cash provided by operating activities to Adjusted Funds from Operations exclusive of these items:

	Three months ended December 31[1]		Twelve months ended December 31
(all dollar amounts in $ millions)	2022	2021	2022	2021
Cash provided by operating activities	$214.6	$126.5	$619.1	$157.5
Add (deduct):
Changes in non-cash operating items	41.2	84.4	221.6	522.0
Production based cash contributions from non-controlling interests	—	—	6.2	4.8

Impacts from the Market Disruption Event on the Senate Wind Facility	—	—	—	53.4

Costs related to tax equity financing	—	0.5	(0.2)	5.7
Acquisition-related costs	2.6	9.8	17.4	14.5
Adjusted Funds from Operations[2]	$258.4	$221.2	$864.1	$757.9

[1]	Amounts for the three months ended December 31, 2022 and 2021 are derived by subtracting the Company’s results for the nine months ended September 30, 2022 and 2021 from the Company’s 2022 and 2021 annual results, respectively.

[2]	Amounts for the three and twelve months ended December 31, 2022 include $62.8 million and $64.0 million, respectively, in gains from asset dispositions. Amounts for the three and twelve months ended December 31, 2021 include $29.1 million and $29.1 million, respectively, in gains from asset dispositions.

For the three months ended December 31, 2022, Adjusted Funds from Operations totaled $258.4 million as compared to Adjusted Funds from Operations of $221.2 million for the same period in 2021, an increase of $37.2 million.

For the twelve months ended December 31, 2022, Adjusted Funds from Operations totaled $864.1 million as compared to Adjusted Funds from Operations of $757.9 million for the same period in 2021, an increase of $106.2 million.

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38	2022 Annual Report

SUMMARY OF PROPERTY, PLANT, AND EQUIPMENT EXPENDITURES

	Three months ended December 31		Twelve months ended December 31
(all dollar amounts in $ millions)	2022	2021	2022	2021
Regulated Services Group
Rate Base Maintenance[1]	78.5	$73.5	316.5	279.3
Rate Base Growth	253.5	172.7	669.1	1,670.3
Property, Plant & Equipment Acquired[2]	—	—	609.3	—
	$332.0	$246.2	$1,594.9	$1,949.6
Renewable Energy Group
Maintenance[1]	$23.4	$10.5	$41.1	$46.0
Investment in Capital Projects[2]	80.0	24.9	135.5	1,676.3
	$103.4	$35.4	$176.6	$1,722.3

Total Capital Expenditures	$435.4	$281.6	$1,771.5	$3,671.9

[1]	Maintenance expenditures are calculated based on the depreciation expense for the period.

[2]	Includes expenditures on Property Plant & Equipment, equity-method investees, and acquisitions of operating entities that may have been jointly developed by the Company with another third party developer. Excludes temporary advances to joint venture partners in connection with capital projects under development or construction.

2022 Fourth Quarter Property Plant and Equipment Expenditures

During the three months ended December 31, 2022, the Regulated Services Group invested $332.0 million in capital expenditures as compared to $246.2 million during the same period in 2021. The Regulated Services Group’s investments during the fourth quarter of 2022 were primarily related to the construction of transmission and distribution main replacements, work on new and existing substation assets, and initiatives relating to the safety and reliability of electric and natural gas systems.

During the three months ended December 31, 2022, the Renewable Energy Group incurred capital expenditures of $103.4 million as compared to $35.4 million during the same period in 2021. The Renewable Energy Group’s investments during the fourth quarter of 2022 were primarily related to the development and/or construction of ongoing maintenance capital at existing operating sites.

2022 Annual Property Plant and Equipment Expenditures

During the twelve months ended December 31, 2022, the Regulated Services Group invested $1,594.9 million in capital expenditures as compared to $1,949.6 million during the same period in 2021. The Regulated Services Group’s investments in 2022 were primarily related to the acquisition of Liberty NY Water in January 2022. In addition, during 2022, the Regulated Services Group invested in the construction of transmission and distribution main replacements, work on new and existing substation assets, and initiatives relating to the safety and reliability of electric and natural gas systems.

During the twelve months ended December 31, 2022, the Renewable Energy Group incurred capital expenditures of $176.6 million as compared to $1,722.3 million during the same period in 2021. The Renewable Energy Group’s investment in 2021 was primarily related to the acquisitions of the previously unowned portions of the Maverick Creek and Sugar Creek Wind Projects and the Altavista Solar Project from its joint venture partners, as well as the acquisition of a 51% interest in the Texas Coastal Wind Facilities. The Renewable Energy Group’s investments during 2022 were primarily related to the development and/or construction of various projects and ongoing sustaining capital at existing operating sites.

Management Discussion & Analysis	39

2023 Capital Investments

The following discussion should be read in conjunction with the Caution Concerning Forward-Looking Statements and Forward-Looking Information section of this MD&A.

Assuming the closing of the $2.646 billion Kentucky Power Transaction the Company expects to spend approximately $3.6 billion on capital investment opportunities in the 2023 fiscal year. Actual expenditures in 2023 may vary due to, among other things, the timing of project investments and acquisitions, the availability of financing on acceptable terms, and realized foreign exchange rates.

The Regulated Services Group expects to spend approximately $3.3 billion over the course of 2023. This includes the $2.646 billion Kentucky Power Transaction. The remaining Regulated Services Group spend is expected to contribute to continued efforts to expand operations, improve the reliability of the utility systems and broaden the technologies used to better serve its service areas. Project spending includes capital for structural improvements, specifically in relation to refurbishing substations, replacing poles and wires, drilling and equipping aquifers, main replacements, and reservoir pumping stations.

The Renewable Energy Group expects to spend approximately $300 million over the course of 2023 to (i) develop or further invest in development and construction (as applicable) of the Renewable Energy Group’s wind, solar, and renewable natural gas projects. and (ii) with respect to various operational solar, thermal, hydro and wind assets to comply with safety regulations and drive operational efficiencies.

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40	2022 Annual Report

LIQUIDITY AND CAPITAL RESERVES

AQN has revolving credit and letter of credit facilities as well as separate credit facilities for the Regulated Services Group and the Renewable Energy Group to manage the liquidity and working capital requirements of each division (collectively the “Bank Credit Facilities”).

Bank Credit Facilities

The following table sets out the Bank Credit Facilities available to AQN and its operating groups as at December 31, 2022:

		As at December 31, 2022			As at December 31, 2021
(all dollar amounts in $ millions)	Corporate	Regulated Services Group	Renewable Energy Group	Total	Total
Revolving and term credit facilities	$550.0 [1]	$2,863.3 [2]	$1,100.0 [3]	$4,513.3	$3,217.0
Funds drawn on facilities/ commercial paper
issued	(180.1)	(1,275.0)	(77.4)	(1,532.5)	(849.6)
Letters of credit issued	(34.7)	(37.0)	(393.5)	(465.2)	(317.2)
Liquidity available under the facilities	335.2	1,551.3	629.1	2,515.6	2,050.2
Undrawn portion of uncommitted letter of
credit facilities	(18.8)	—	(208.1)	(226.9)	(224.0)
Cash on hand				57.6	125.2
Total Liquidity and Capital Reserves	$316.4	$1,551.3	$421.0	$2,346.3	$1,951.4

[1]	Includes a $50 million uncommitted standalone letter of credit facility.

[2]	Includes $163.3 million fully drawn term facilities of ESSAL and Bermuda as at December 31, 2022 ($142 million as at December 31, 2021).

[3]	Includes $600 million of uncommitted standalone letter of credit facilities.

Corporate

As at December 31, 2022, the Company’s $500.0 million senior unsecured syndicated revolving credit facility (the “Corporate Credit Facility”) had $180.1 million drawn and had $3.5 million of outstanding letters of credit. The Corporate Credit Facility matures on July 12, 2024.

As at December 31, 2022, the Company had also issued $31.2 million of letters of credit from its $50 million uncommitted bi-lateral letter of credit facility.

Regulated Services Group

On April 29, 2022, the Regulated Services Group entered into two new senior unsecured syndicated revolving credit facilities: a $1.0 billion senior unsecured revolving credit facility with an initial maturity date of April 29, 2027 (the “Long Term Regulated Services Credit Facility”) and a $500.0 million short-term senior unsecured revolving credit facility maturing on March 31, 2023 (the “Short Term Regulated Services Credit Facility”). Subsequent to year-end this facility was extended to February 28, 2024.

As at December 31, 2022, the Long Term Regulated Services Credit Facility had no amounts drawn and had $37.0 million of outstanding letters of credit. As at December 31, 2022, the Short Term Regulated Services Credit Facility had no amounts drawn and no outstanding letters of credit. As at December 31, 2022, there was $407.0 million of commercial paper issued and outstanding.

As at December 31, 2022, the Regulated Services Group’s $75.0 million senior unsecured revolving credit facility (the “Bermuda Credit Facility”) had $74.3 million drawn. On December 23, 2022, the Regulated Services Group amended and restated its $75.0 million Bermuda Credit Facility with a new maturity date of December 31, 2024. On June 24, 2022, the Regulated Services Group entered into a new $25.0 million senior unsecured bilateral revolving credit facility (the “Bermuda Working Capital Facility”) that matures on June 24, 2024. As at December 31, 2022, the Bermuda Working Capital Facility had $20.0 million drawn.

Management Discussion & Analysis	41

On November 30, 2022, the Regulated Services Group amended and restated its $1.1 billion senior unsecured syndicated delayed draw term facility (“the “Regulated Services Delayed Draw Term Facility”) with the new maturity date of November 29, 2023. As at December 31, 2022, the Regulated Services Delayed Draw Term Facility had $610.4 million drawn.

Renewable Energy Group

On July 22, 2022, the Renewable Energy Group amended and restated its $500.0 million senior unsecured syndicated revolving credit facility (the “Renewable Energy Credit Facility”) with a new maturity date of July 22, 2027. Subject to the terms and conditions therein, the Renewable Energy Credit Facility may be extended for additional one-year periods.

As at December 31, 2022, the Renewable Energy Group’s bank lines consisted of $600.0 million letter of credit facilities (the “Renewable Energy LC Facilities”), including a new $250.0 million uncommitted bilateral letter of credit facility that was entered into on July 22, 2022, and a $350.0 million uncommitted letter of credit facility that was amended and restated on November 8, 2022 with a new maturity date of June 30, 2024.

As at December 31, 2022, the Renewable Energy Credit Facility had $77.4 million drawn and had $1.6 million in outstanding letters of credit. As at December 31, 2022, the Renewable Energy LC Facilities had $391.9 million in outstanding letters of credit.

Long Term Debt

On February 15, 2022, the Company repaid a C$200.0 million senior unsecured note on its maturity.

On April 30, 2022, the Company repaid a $80.0 million senior unsecured note on its maturity.

On August 1, 2022, the Company repaid a $115.0 million senior unsecured note on its maturity.

Subsequent to year end, the Company repaid a $15,000 senior unsecured note on its maturity.

Issuance of approximately $1.1 Billion of Subordinated Notes

On January 18, 2022, the Company closed (i) an underwritten public offering in the United States of $750 million aggregate principal amount of the U.S. Notes; and (ii) an underwritten public offering in Canada of C$400 million aggregate principal amount of the Canadian Notes. Concurrent with the pricing of the Note Offerings, the Company entered into a cross currency interest rate swap to convert the Canadian dollar denominated proceeds from the Canadian Note Offering into U.S. dollars and a forward starting swap to fix the interest rate for the second five year term of the U.S. Notes, resulting in an anticipated effective interest rate to the Company of approximately 4.95% throughout the first ten year period of the Notes. The Note Offerings were assigned a BB+ rating from S&P and Fitch (each as defined herein).

The Company intends to use the net proceeds of the Note Offerings to partially finance the Kentucky Power Transaction, provided that, in the short-term, prior to the closing of the Kentucky Power Transaction, the Company has used such net proceeds to repay certain indebtedness of the Corporation and its subsidiaries.

Credit Ratings

AQN has a long term consolidated corporate credit rating of BBB from Standard & Poor’s Financial Services LLC, (“S&P”), a BBB rating from DBRS Limited (“DBRS”) and a BBB issuer rating from Fitch Ratings Inc. (“Fitch”). Liberty Utilities has a corporate credit rating of BBB from S&P, a BBB issuer rating from Fitch and a Baa2 issuer rating from Moody’s Investor Service, Inc. (“Moody’s”). Debt issued by Liberty Utilities Finance GP1 (“Liberty GP”) has a rating of BBB (high) from DBRS, BBB+ from Fitch, BBB from S&P and Baa2 from Moody’s. Empire has an issuer rating of BBB from S&P and a Baa1 rating from Moody’s. Liberty Utilities (Canada) LP, the parent company for the Canadian regulated utilities under the Regulated Services Group, has an issuer rating of BBB from DBRS. Algonquin Power Co. (“APCo”) has a BBB issuer rating from S&P, a BBB issuer rating from DBRS and a BBB issuer rating from Fitch.

On October 28, 2021, following the announcement of the Kentucky Power Transaction, each of DBRS, Fitch and S&P made announcements regarding the credit ratings of the Corporation and its subsidiaries.

Fitch affirmed (i) the existing issuer ratings of both the Corporation and Liberty Utilities (‘BBB’ Long-Term Issuer Default Rating (“IDR”) and ‘F2’ Short-Term IDR, respectively), and (ii) all the security ratings of the Corporation, Liberty Utilities and Liberty GP. Fitch also noted that the rating outlooks for the Corporation and Liberty Utilities are stable and that the credit ratings of APCo are unaffected by the Kentucky Power Transaction. Fitch noted that it views the Kentucky Power Transaction to be neutral to the credit quality of the Corporation and Liberty Utilities, given the underlying credit quality of Kentucky Power, and what Fitch expects to be a relatively credit-supportive financing plan for the Kentucky Power Transaction. During the first quarter of 2023, Fitch affirmed its existing ratings and outlook.

In 2022, DBRS placed the Corporation’s ‘BBB’ Issuer Rating and ‘Pfd-3’ Preferred Shares ratings ‘Under Review with Developing Implications’. DBRS indicated that it viewed the Kentucky Power Transaction as a positive development from a business risk perspective due to the expected increase in the Corporation’s regulated assets and rate base and expected improvements in jurisdictional diversification and capital expenditure planning. Notwithstanding these potentially positive

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42	2022 Annual Report

impacts, the ‘Under Review with Developing Implications’ rating action reflected DBRS’s view that the Corporation’s financing plan for the Kentucky Power Transaction could increase the Corporation’s nonconsolidated leverage. Subsequent to year-end in February 2023, DBRS affirmed its existing ratings on APUC, APCo and Liberty GP and removed APUC from “Under Review with Developing Implications”, updating the outlook to stable.

In 2022, S&P revised its outlook on the Corporation, Liberty Utilities, APCo, Liberty GP and Empire from stable to negative, noting a lack of certainty regarding the Corporation’s financing plan for the Kentucky Power Transaction, beyond the equity offering for gross proceeds of approximately C$800 million undertaken to partially finance the Kentucky Power Transaction, which could expose the Corporation to execution risks related to the procurement of credit supportive funding. S&P also noted that the negative outlook incorporated the possibility of any material adverse regulatory requirements which may be necessary to close the Kentucky Power Transaction. S&P also affirmed its ‘BBB’ issuer credit rating for each of the Corporation, Liberty Utilities, APCo, Liberty GP and Empire. Finally, S&P placed its rating on Liberty GP’s senior unsecured debt on CreditWatch with negative implications to reflect its view of the potential for such debt to be structurally subordinated following the closing of the Kentucky Power Transaction.

In 2022, S&P removed the “CreditWatch with negative implications” from Liberty GP’s senior unsecured debt. During the first quarter of 2023, S&P affirmed these ratings and outlook, noting that its negative outlook reflects the execution risk associated with the Company’s 2023 Asset Recycling Plan.

Contractual Obligations

Information concerning contractual obligations as of December 31, 2022 is shown below:

(all dollar amounts in $ millions)	Total	Due in less than 1 year	Due in 1 to 3 years	Due in 4 to 5 years	Due after 5 years
Principal repayments on debt obligations[1,2]	$7,537.3	$1,416.2	$404.6	$1,984.9	$3,731.6
Advances in aid of construction	88.5	1.6	—	—	86.9
Interest on long-term debt obligations[2]	5,080.9	310.9	447.2	386.6	3,936.2
Purchase obligations	741.9	741.9	—	—	—
Environmental obligations	48.3	9.3	18.1	1.9	19.0
Derivative financial instruments:
Cross currency interest rate swaps	39.8	3.2	5.5	6.3	24.8
Energy derivative and commodity contracts	130.5	29.3	49.6	29.9	21.7
Purchased power	322.4	89.8	65.2	24.8	142.6
Gas delivery, service and supply agreements	512.5	113.8	138.7	71.8	188.2
Service agreements	575.8	67.5	113.7	96.1	298.5
Capital projects	7.2	7.2	—	—	—
Land easements	531.4	13.3	26.8	27.5	463.8
Contract adjustment payments on equity units	113.9	76.2	37.7	—	—
Other obligations	320.6	37.2	6.4	5.1	271.9
Total Obligations	$16,051.0	$2,917.4	$1,313.5	$2,634.9	$9,185.2

[1]	Exclusive of deferred financing costs, bond premium/discount, and fair value adjustments at the time of issuance or acquisition.

[2]	The Company’s subordinated unsecured notes have a maturity in 2078, 2079, and 2082, respectively. However, the Company currently anticipates repaying such notes in 2023, 2029, and 2032, respectively, upon exercising its redemption right.

Equity

The common shares of AQN are publicly traded on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) under the trading symbol “AQN”. As at March 15, 2023, AQN had 688,203,107 issued and outstanding common shares.

AQN may issue an unlimited number of common shares. The holders of common shares are entitled to dividends, if and when declared; to one vote for each share at meetings of the holders of common shares; and to receive a pro rata share of any remaining property and assets of AQN upon liquidation, dissolution or winding up of AQN. All shares are of the same class and with equal rights and privileges and are not subject to future calls or assessments.

AQN is also authorized to issue an unlimited number of preferred shares, issuable in one or more series, containing terms and conditions as approved by the Board. As at December 31, 2022, AQN had outstanding:

Management Discussion & Analysis	43

●	4,800,000 cumulative rate reset Series A preferred shares, yielding 5.162% annually for the five-year period ending on December 31, 2023;

●	100 Series C preferred shares that were issued in exchange for 100 Class B limited partnership units by St. Leon Wind Energy LP; and

●	4,000,000 cumulative rate reset Series D preferred shares, yielding 5.091% annually for the five year period ending on March 31, 2024.

In addition, AQN’s outstanding equity units (the “Green Equity Units”) (that are in the form of “corporate units”) are listed on the NYSE under the ticker symbol “AQNU”. As at March 15, 2023, there were 23,000,000 Green Equity Units outstanding. Pursuant to the purchase contract forming part of each outstanding Green Equity Unit, holders are required to purchase AQN common shares on June 15, 2024. The minimum settlement rate under each purchase contract is 2.7778 common shares and the maximum settlement rate is 3.3333 common shares, resulting in a minimum of 63,889,400 common shares and a maximum of 76,665,900 common shares issuable on settlement of the purchase contracts.

At-The-Market Equity Program

On August 15, 2022, AQN re-established an at-the-market equity program (“ATM Program”) that allows the Company to issue up to $500 million of common shares from treasury to the public from time to time, at the Company’s discretion, at the prevailing market price when issued on the TSX, the NYSE or any other existing trading market for the common shares of the Company in Canada or the United States.

During the three months ended December 31, 2022, the Company did not issue any common shares under its ATM Program. On January 12, 2023, AQN announced that no new common equity financings were expected through the end of 2024.

During the twelve months ended December 31, 2022, the Company issued 2,861,709 common shares under its ATM Program at an average price of $13.94 per common share for gross proceeds of approximately $38.9 million (approximately $38.5 million net of commissions). Other related costs were $0.6 million.

As at March 16, 2023, the Company has issued, since the inception of its initial ATM Program in 2019, a cumulative total of 36,814,536 common shares at an average price of $15.00 per share for gross proceeds of approximately $551.1 million (approximately $544.3 million net of commissions). Other related costs, primarily related to the establishment and subsequent re-establishments of the ATM Program, were approximately $4.8 million.

Dividend Reinvestment Plan

AQN has a shareholder dividend reinvestment plan (the “Reinvestment Plan”) for registered holders of common shares of AQN. As at December 31, 2022, 142,304,835 common shares representing approximately 21% of total common shares outstanding had been registered with the Reinvestment Plan. During the three months ended December 31, 2022, 2,508,889 common shares were issued under the Reinvestment Plan, and subsequent to quarter-end, on January 13, 2023, an additional 4,370,289 common shares were issued under the Reinvestment Plan.

Effective March 16, 2023, AQN suspended the Reinvestment Plan. Effective for the first quarter 2023 dividend (payable on April 14, 2023 to shareholders of record on March 31, 2023), shareholders participating in the Reinvestment Plan will begin receiving cash dividends. If the Company elects to reinstate the Reinvestment Plan in the future, shareholders who were enrolled in the Reinvestment Plan at its suspension and remain enrolled at reinstatement will automatically resume participation in the Reinvestment Plan.

SHARE-BASED COMPENSATION PLANS

For the twelve months ended December 31, 2022, AQN recorded $10.9 million in total share-based compensation expense as compared to $8.4 million for the same period in 2021. The compensation expense is recorded as part of operating expenses in the consolidated statement of operations. The portion of share-based compensation costs capitalized as cost of construction is insignificant.

As at December 31, 2022, total unrecognized compensation costs related to non-vested share-based awards was $10.7 million and is expected to be recognized over a period of 1.8 years.

Stock Option Plan

AQN has a stock option plan that permits the grant of share options to officers, directors, employees and selected service providers. Except in certain circumstances, the term of an option shall not exceed ten (10) years from the date of the grant of the option.

AQN determines the fair value of options granted using the Black-Scholes option-pricing model. The estimated fair value of options, including the effect of estimated forfeitures, is recognized as an expense on a straight-line basis over the options’

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vesting periods while ensuring that the cumulative amount of compensation cost recognized at least equals the value of the vested portion of the award at that date. During the twelve months ended December 31, 2022, the Company granted 646,090 options to executives of the Company. The options allow for the purchase of common shares at a weighted average price of $19.11, the market price of the underlying common share at the date of grant. During the twelve months ended December 31, 2022, executives of the Company exercised 40,074 stock options at a weighted average exercise price of $13.92 in exchange for 3,999 common shares issued from treasury and 36,075 options were settled in cash as payment for the exercise price and tax withholdings related to the exercise of the options.

As at December 31, 2022, a total of 2,626,780 options were issued and outstanding under the stock option plan.

Performance and Restricted Share Units

AQN issues performance share units (“PSUs”) and restricted share units (“RSUs”) to certain employees as part of AQN’s long-term incentive program. During the twelve months ended December 31, 2022, the Company granted (including dividends and performance adjustments) a combined total of 1,090,457 PSUs and RSUs to employees of the Company. During the twelve months ended December 31, 2022, the Company settled 1,221,620 PSUs, of which 611,772 PSUs were exchanged for common shares issued from treasury and 609,848 PSUs were settled at their cash value as payment for tax withholdings related to the settlement of the PSUs.

As at December 31, 2022, a combined total of 2,109,710 PSUs and RSUs were granted and outstanding under the performance and restricted share unit plan.

Directors’ Deferred Share Units

AQN has a Directors’ Deferred Share Unit Plan. Under the plan, non-employee directors of AQN receive all or any portion of their annual compensation in deferred share units (“DSUs”) and may elect to receive any portion of their remaining compensation in DSUs. The DSUs provide for settlement in cash or common shares at the election of AQN. As AQN does not expect to settle the DSUs in cash, these DSUs are accounted for as equity awards. During the twelve months ended December 31, 2022, the Company issued 120,513 DSUs (including DSUs in lieu of dividends) to the non-employee directors of the Company. During the twelve months ended December 31, 2022, the Company settled 5,176 DSUs, of which 2,403 DSUs were exchanged for common shares issued from treasury and 2,773 DSUs were settled at their cash value as payment for tax withholdings related to the settlement of DSUs.

As at December 31, 2022, a total of 645,714 DSUs were outstanding under the Directors’ Deferred Share Unit Plan.

Bonus Deferral Restricted Share Units

The Company has a bonus deferral RSU program that is available to certain employees. The eligible employees have the option to receive a portion or all of their annual bonus payment in RSUs in lieu of cash. The RSUs provide for settlement in common shares, and therefore these RSUs are accounted for as equity awards. During the twelve months ended December 31, 2022, the Company settled 178,368 bonus RSUs, of which 82,886 were exchanged for common shares issued from treasury and 95,482 RSUs were settled at their cash value as payment for tax withholdings related to the settlement of the RSUs. In addition, during the twelve months ended December 31, 2022, 55,445 bonus deferral RSUs were granted (including RSUs in lieu of dividends) to employees of the Company pursuant to the bonus deferral RSU program. The RSUs are 100% vested.

Employee Share Purchase Plan

AQN has an Employee Share Purchase Plan (the “ESPP”) which allows eligible employees to use a portion of their earnings to purchase common shares of AQN. The aggregate number of common shares reserved for issuance from treasury by AQN under this plan shall not exceed 4,000,000 shares. During the twelve months ended December 31, 2022, the Company issued 414,338 common shares to employees under the ESPP.

As at December 31, 2022, a total of 2,357,950 common shares had been issued under the ESPP.

MANAGEMENT OF CAPITAL STRUCTURE

AQN views its capital structure in terms of its debt and equity levels at its individual operating groups and at an overall company level.

AQN’s objectives when managing capital are:

●	To maintain its capital structure consistent with investment grade credit metrics appropriate to the sectors in which AQN operates;

●	To maintain appropriate debt and equity levels and to limit financial constraints on the use of capital;

Management Discussion & Analysis	45

●	To ensure capital is available to finance capital expenditures sufficient to maintain existing assets;

●	To ensure generation of cash is sufficient to fund sustainable dividends to shareholders as well as meet current tax and internal capital requirements;

●	To maintain sufficient liquidity to pay sustainable dividends to shareholders; and

●	To have appropriately sized revolving credit facilities available for ongoing investment in growth and development opportunities.

AQN monitors its cash position on a regular basis in an effort to ensure funds are available to meet current normal as well as capital and other expenditures. In addition, AQN regularly reviews its capital structure with a view to ensuring its individual business groups are using a capital structure which is appropriate for their respective industries.

RELATED PARTY TRANSACTIONS

Equity-method investments

The Company entered into a number of transactions with equity-method investees in 2022 and 2021 (see Note 16 in the annual consolidated financial statements).

The Company provides administrative and development services to its equity-method investees and is reimbursed for incurred costs. To that effect, the Company charged its equity-method investees1 $63.9 million in 2022, as compared to $25.8 million in 2021. Additionally, one of the equity-method investees (Liberty Development JV Inc.) provides development services to the Company on specified projects, for which it earns a development fee upon reaching certain milestones. During the year ended December 31, 2022, the development fees charged to the Company were $12.6 million, as compared to $2.0 million during the same periods in 2021. See Note 16 in the annual consolidated financial statements.

In 2021, a wholly-owned subsidiary of the Company made a tax equity investment into New Market Solar Investco, LLC, an equity investee of the Company and indirect owner of the New Market Solar Project. Following the closing of the construction financing facility for the New Market Solar Project, certain excess funds were distributed to the Company and in return the Company issued a promissory note of $25.8 million payable to New Market Solar Investco, LLC.

During the third quarter of 2021, the Company paid $1.5 million to Abengoa S.A. to purchase all of Abengoa S.A.’s interests in the AAGES, AAGES Development Canada Inc., and AAGES Development Spain, S.A. joint ventures. The assets acquired for AAGES Development Spain S.A included project development assets for $2.7 million and working capital of $1.5 million. The existing loan between the Company and the partnership of $3.1 million was treated as additional consideration incurred to acquire the partnership. Pursuant to an agreement between AQN and funds managed by the Infrastructure and Power strategy of Ares Management, LLC (“Ares”), in November 2021, Ares became AQN’s new partner in its non-regulated development platform for renewable energy, water and other sectors through an investment in the AAGES joint venture (subsequently renamed Liberty Development Energy Solutions B.V.) and the AAGES Development Canada Inc. joint venture (subsequently renamed Liberty Development Services Canada Inc.) which is now owned through the newly created Liberty Development JV Inc.

In 2021, the Sandy Ridge II Wind Project, the Shady Oaks II Wind Project and the New Market Solar Project were contributed into joint venture entities (in which the Company and Ares each own an indirect 50% equity interest) in exchange for loans receivable in the net amount of $10.8 million and a contract asset of $17.0 million recognized for the portion of consideration expected to be paid during the first quarter of 2023. The transfer of the New Market Solar Project resulted in a gain of $26.2 million. The transfer of the Sandy Ridge II Wind Project and the Shady Oaks II Wind Project did not result in a gain or loss.

On August 10, 2022, the Deerfield II Wind Project was contributed into a joint venture entity (in which the Company and Ares each own an indirect 50% equity interest). The transfer of the Deerfield II Wind Project did not result in a gain or loss.

Redeemable non-controlling interest held by related party

Redeemable non-controlling interest held by related party represents a preference share in a consolidated subsidiary of the Company acquired by Liberty Development Energy Solutions B.V. (see Note 17(c) in the annual consolidated financial statements). Redemption is not considered probable as at December 31, 2022. The preference share was used to finance a portion of the Company’s investment in Atlantica. During the year ended December 31, 2022, the Company incurred non-controlling interest attributable to Liberty Development Energy Solutions B.V. of $15.2 million, as compared to $10.4 million during the same period in 2021, and recorded distributions of $13.8 million, for the year ended December 31, 2022 as compared to $10.2 million during the same period in 2021 (see Note 17(c) in the annual consolidated financial statements).

1 Primarily Liberty Development JV Inc. and its subsidiaries, Blue Hill Wind Energy Project Partnership, and Red Lily Wind Energy Partnership.

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Non-controlling interest held by related party

In November 2021, Ares became AQN’s new partner in its non-regulated development platform for renewable energy, water and other sectors as both parties contributed cash or assets of $19.7 million to Liberty Development JV Inc., which in turn invested $39.4 million in Algonquin (AY Holdco) B.V., a consolidated subsidiary of the Company. There was no change to the balance in 2022. The investment by Liberty Development JV Inc. is presented as a non-controlling interest held by a related party (see Note 17(c) in the annual consolidated financial statements).

Non-controlling interest held by related party represents interest in a consolidated subsidiary of the Company acquired by a subsidiary of Atlantica in May 2019 for $96.8 million. The interest was used to finance a portion of the Company’s investment in the Amherst Island Wind Facility. During the year ended December 31, 2022, the Company recorded distributions of $21.0 million, as compared to $17.8 million during the same period in 2021 (see Note 17 in the annual consolidated financial statements).

The above related party transactions have been recorded at the exchange amounts agreed to by the parties to the transactions.

Transactions with Atlantica

During 2021, the Company sold Colombian solar assets to Atlantica for consideration of approximately $23.9 million, with a gain on sale of $0.9 million, and contingent consideration of approximately $2.6 million, if certain milestones were met. For the year ended December 31, 2022, a gain of $1.2 million relating to the contingent consideration has been recognized. The transaction with Atlantica is considered final with no further gains expected to be realized.

ENTERPRISE RISK MANAGEMENT

The Corporation is subject to a number of risks and uncertainties, certain of which are described below. A risk is the possibility that an event might happen in the future that could have a negative effect on the financial condition, financial performance or business of the Corporation. The actual effect of any event on the Corporation’s business could be materially different from what is anticipated or described below. The description of risks below does not include all possible risks.

Led by the Chief Compliance and Risk Officer, the Corporation has an established enterprise risk management (“ERM”) framework. The Corporation’s ERM framework follows the guidance of ISO 31000 and the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) Enterprise Risk Management - Integrated Framework (2013). The Corporation’s ERM Policy details the Corporation’s risk management processes and risk governance structure.

As part of the risk management process, risk registers have been developed across the organization through ongoing risk identification and risk assessment exercises facilitated by the Corporation’s internal ERM team. Key risks and associated mitigation strategies are reviewed by the executive-level Enterprise Risk Management Council and are presented to the Risk Committee of the Board periodically.

Identified risks are evaluated using a standardized risk scoring matrix to assess impact and likelihood. Financial, safety, security, reputational, reliability, and planned execution implications are among those considered when determining the impact of a potential risk. However, there can be no assurance that the Corporation’s risk management activities will be successful in identifying, assessing, or mitigating the risks to which the Corporation is subject.

The risks discussed below are not intended as a complete list of all risks that AQN, its subsidiaries and affiliates are encountering or may encounter. Please see the Company’s most recent AIF available on SEDAR and EDGAR for a further discussion of risk factors to which the Company is subject. To the extent of any inconsistency, the risks discussed below are intended to provide an update on those that were previously disclosed.

Risks Related to Changes in Laws and Regulations

The operations and activities of the Company, its subsidiaries and its business units are subject to the laws, regulations, orders and other requirements of a variety of federal, state, provincial and local governments, including regulatory commissions, environmental agencies and other regulatory bodies, which laws, regulations, orders and other requirements affect the operations and activities of, and costs incurred by, the Company. The Company is accordingly subject to: risks associated with changing political conditions and changes in, modifications to, or reinterpretations of, existing laws, orders or regulations, the imposition of new laws, orders or regulations (including those adopted in the State of New York allowing the North Shore Water Authority and the South Nassau Water Authority to operate in the territories of private water companies, including the power of eminent domain, and possible changes to the constitution of Chile, such as changes to the water rights rules and to provisions governing ownership of water and wastewater utilities), and the taking of other action by governmental or regulatory authorities, including, but not limited to, revocation, lapse, limitation or non-renewal of utility franchises or other rights to provide utility services to existing or new customers, potential limitations on water rights used by utilities in providing service, actions to municipalize utility service areas or limitations on utility growth and/

Management Discussion & Analysis	47

or expansions of service areas, any of which could adversely affect the Company’s business, regulatory approvals, assets, results of operations and financial condition. If the Company or any of its subsidiaries or business units were found to be in violation of such applicable laws, regulations, orders or other requirements, they could be subject to significant penalties or legal actions.

Treasury Risk Management

Downgrade in the Company’s Credit Rating Risk

AQN has a long term consolidated corporate credit rating of BBB from S&P, a BBB rating from DBRS and a BBB issuer rating from Fitch. APCo, the parent company for the U.S. and Canadian generating assets under the Renewable Energy Group, has a BBB issuer rating from S&P, BBB issuer rating from DBRS and a BBB issuer rating from Fitch. Liberty Utilities, the parent company for the U.S. regulated utilities under the Regulated Services Group, has a corporate credit rating of BBB from S&P and a BBB issuer rating from Fitch and a Baa2 issuer rating from Moody’s. Debt issued by Liberty GP, a special purpose financing entity of Liberty Utilities, has a rating of BBB (high) from DBRS, BBB+ from Fitch, BBB from S&P and Baa2 from Moody’s. Empire has a BBB issuer rating from S&P and a Baa1 issuer rating from Moody’s. Liberty Utilities (Canada) LP, the parent company for the Canadian regulated utilities under the Regulated Services Group has an issuer rating of BBB from DBRS.

The ratings indicate the agencies’ assessment of the ability to pay the interest and principal of debt securities issued by such entities. A rating is not a recommendation to purchase, sell or hold securities and each rating should be evaluated independently of any other rating. The lower the rating, the higher the interest cost of the securities when they are sold. A downgrade in AQN’s or its subsidiaries’ issuer corporate credit ratings would result in an increase in AQN’s borrowing costs under its bank credit facilities and future long-term debt securities issued. Any such downgrade could also adversely impact the market price of the outstanding securities of the Company, could impact the Company’s ability to acquire additional regulated utilities and could require the Company to post additional collateral security under some of its contracts and hedging arrangements. If any of AQN’s ratings fall below investment grade (defined as BBB- or above for S&P and Fitch, BBB (low) or above for DBRS and Baa3 or above for Moody’s), AQN’s ability to issue short-term debt or other securities or to market those securities would be constrained or made more difficult or expensive. Therefore, any downgrade could have a material adverse effect on AQN’s business, cost of capital, financial condition and results of operations.

The Company is not adopting or endorsing such ratings, and such ratings do not indicate AQN’s assessment of its own ability to pay the interest or principal of debt securities it issues. The Company is providing such ratings only to assist with the assessment of future risks and effects of ratings on the Company’s financing costs.

AQN is committed to maintaining its investment grade credit ratings, however no assurances can be provided that any of its current ratings will remain in effect for any given period of time or that a rating will not be lowered or withdrawn entirely by a rating agency if, in its judgment, circumstances in the future so warrant. Each rating agency employs proprietary scoring methodologies that assess business and financial risks of the entity rated. There can be no assurance that the principles on which the rating is based remain consistently applied, and these principles are subject to change from time to time at each rating agency’s discretion. For example, a rating agency’s views on total allowable leverage, specific industry risk factors, country risk and the company’s business mix, among other factors, may change. Such changes could require AQN to adjust its business and strategy in order to maintain its credit ratings. AQN currently anticipates that to continue to maintain a BBB flat investment grade credit rating, it will, among other things, need to execute its growth and asset recycling strategies in a manner that preserves financial leverage targets and continues to generate at least 70% of EBITDA (as determined by applicable rating agency methodologies) from AQN’s Regulated Services Group. There can be no assurance that AQN will be successful, and the failure to do so could have a negative impact on AQN’s credit ratings. The business mix target may from time to time require AQN to grow its Regulated Services Group or implement other strategies in order to pursue investment opportunities within the Renewable Energy Group.

Capital Markets and Liquidity Risk

As at December 31, 2022, the Company had approximately $7,512.3 million of long-term consolidated indebtedness. Management of the Company believes, based on its current expectations as to the Company’s future performance, that the cash flow from operations, the funds available under its credit facilities and from future asset recycling initiatives, and its ability to access capital markets will be adequate to enable the Company to finance its operations, execute its business strategy and maintain an adequate level of liquidity. However, the Company’s expected revenue and capital expenditures are only estimates. Moreover, actual cash flows from operations will depend on regulatory, market and other conditions that are beyond the Company’s control and which may be impacted by the risk factors herein. As a result, there can be no assurance that management’s expectations as to future performance will be realized.

The Company’s ability to obtain additional debt or equity or issue other securities, on favourable terms or at all, may be adversely affected by negative perceptions of the Company, any adverse financial or operational performance, financial market disruptions, the failure or collapse of any financial institution, prevailing market views or perceptions, or other

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factors outside the Company’s control. In addition, the Company may at times incur indebtedness in excess of its long-term leverage targets, in advance of raising the additional equity or similar securities or executing on asset recycling strategies necessary to repay such indebtedness and maintain its long-term leverage target. Any increase in the Company’s leverage or degradation of key credit metrics below threshold levels could, among other things: limit the Company’s ability to obtain additional financing for working capital, investment in subsidiaries, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes; restrict the Company’s flexibility and discretion to operate its business; limit the Company’s ability to declare dividends; require the Company to dedicate a portion of cash flows from operations to the payment of interest on its existing indebtedness, in which case such cash flows would not be available for other purposes; cause rating agencies to re-evaluate or downgrade the Company’s existing credit ratings; require the Company to post additional collateral security under some of its contracts and hedging arrangements; expose the Company to increased interest expense on borrowings at variable rates; limit the Company’s ability to adjust to changing market conditions; place the Company at a competitive disadvantage compared to its competitors; make the Company vulnerable to any downturn in general economic conditions; render the Company unable to make expenditures that are important to its future growth strategies and require the Company to pursue alternative funding strategies, which may include accelerated asset recycling initiatives.

The Company will need to refinance or reimburse amounts outstanding under the Company’s existing consolidated indebtedness over time. There can be no assurance the Company will be successful in refinancing its indebtedness when necessary or that additional financing will be obtained when needed, on commercially reasonable terms or at all. In the event that the Company cannot refinance its indebtedness or raise additional indebtedness on terms that are not less favourable than the current terms, the Company’s cash flows, ability to declare dividends or repay its indebtedness may be adversely affected.

The Company’s ability to meet its debt service requirements will depend on its ability to generate cash in the future, which depends on many factors, including the Company’s financial performance, debt service obligations, the realization of the anticipated benefits of acquisition and investment activities, and working capital and capital expenditure requirements. In addition, the Company’s ability to borrow funds in the future to make payments on outstanding debt will depend on the satisfaction of covenants in existing credit agreements and other agreements. A failure to comply with any covenants or obligations under the Company’s consolidated indebtedness could result in a default under one or more such instruments, which, if not cured or waived, could result in the termination of dividends by the Company and permit acceleration of the relevant indebtedness. There can be no assurance that, if such indebtedness were to be accelerated, the Company’s assets would be sufficient to repay such indebtedness in full. There can also be no assurance that the Company will generate cash flow in amounts sufficient to pay its outstanding indebtedness or to fund the Company’s liquidity needs.

Interest Rate Risk

The Company is exposed to interest rate risk due to the impact of increasing benchmark interest rates and credit spreads on certain outstanding variable interest indebtedness, as well as any new borrowings on existing and new credit facilities and other debt issuances. Fluctuations in interest rates may also impact the costs to obtain other forms of capital and the feasibility of planned growth initiatives.

In addition, for the Regulated Services Group, costs resulting from interest rate increases may not be recoverable in whole or in part, and “regulatory lag” may cause a time delay in the payment to the Regulated Services Group of any such costs that are recoverable. Rising interest rates may also negatively impact the economics of development projects, acquisitions and energy facilities, especially where project financing is being renewed or arranged.

The Company’s financing of its capital expenditures, including the Kentucky Power Transaction, is also exposed to changes in benchmark interest rates and credit spreads. While the Company intends to use the net proceeds from its approximately C$800 million common share offering that closed on November 8, 2021 (the “2021 Bought Deal Offering”) and the Note Offerings to finance the Kentucky Power Transaction, all such net proceeds have, in the short term, been used to repay variable rate indebtedness under credit facilities of the Company and certain of its subsidiaries prior to closing of the Kentucky Power Transaction. As a result, the Company expects to draw from the credit facilities of the Company and certain of its subsidiaries in connection with the closing of the Kentucky Power Transaction. Given the rise in variable rates experienced in 2022 and to date in 2023, together with potential future interest rate increases, the Company expects higher financing costs for the Kentucky Power Transaction and other pending capital investments than initially anticipated.

As a result, fluctuations in interest rates, including the rate increases experienced in 2022, could materially increase the Corporation’s financing costs, limit the Corporation’s options for financing, and adversely affect its results of operations, cash flows, key credit metrics, borrowing capacity and ability to implement its business strategy.

As at December 31, 2022, approximately 89% of debt outstanding in AQN and its subsidiaries was subject to a fixed rate of interest and as a result, such debt is not subject to significant interest rate risk in the short term time horizon.

Borrowings subject to variable interest rates can fluctuate significantly from month to month, quarter to quarter and year to year. AQN’s target is to maintain a minimum of 85% fixed rate debt. As a result, the Company hedges the interest rate risk

Management Discussion & Analysis	49

on its variable interest rate borrowings from time to time. On December 17, 2022, the Company entered into an interest rate cap agreement in the amount of $390 million for the period between January 15, 2023 and January 15, 2024.

Based on amounts outstanding as at December 31, 2022, the impact to interest expense on variable rate loans from changes in interest rates are as follows:

●	the Corporate Credit Facility is subject to a variable interest rate and had $180.1 million outstanding as at December 31, 2022. As a result, a 100 basis point change in the variable rate charged would impact interest expense by $1.8 million annually;

●	the Long Term Regulated Services Credit Facility is subject to a variable interest rate and had no amounts outstanding as at December 31, 2022. As a result, a 100 basis point change in the variable rate charged would not impact interest expense;

●	the Short Term Regulated Services Credit Facility is subject to a variable interest rate and had no amounts outstanding as at December 31, 2022. As a result, a 100 basis point change in the variable rate charged would not impact interest expense;

●	the Regulated Services Delayed Draw Term Facility is subject to a variable interest rate and had $610.4 million outstanding as at December 31, 2022. The Regulated Services Group has locked in the variable rate until May 31, 2023 through an interest election request. As a result, a 100 basis point change in the variable rate charged would impact interest expense by $3.1 million until the maturity date of November 29, 2023;

●	the Bermuda Credit Facility is subject to a variable interest rate and had $74.3 million outstanding as at December 31, 2022. As a result, a 100 basis point change in the variable rate charged would impact interest expense by $0.7 million annually;

●	the Bermuda Working Capital Facility is subject to a variable interest rate and had $20.0 million outstanding as at December 31, 2022. As a result, a 100 basis point change in the variable rate charged would impact interest expense by $0.2 million annually;

●	the Regulated Services Group’s commercial paper program is subject to a variable interest rate and had $407.0 million outstanding as at December 31, 2022. As a result, a 100 basis point change in the variable rate charged would impact interest expense by $4.1 million annually;

●	the Renewable Energy Credit Facility is subject to a variable interest rate and had $77.4 million outstanding as at December 31, 2022. As a result, a 100 basis point change in the variable rate charged would impact interest expense by $0.8 million annually;

●	term facilities at ESSAL that are subject to variable interest rates had $93.1 million outstanding as at December 31, 2022. As a result, a 100 basis point change in the variable rate charged would impact interest expense by $0.9 million annually; and

Term facilities at BELCO are not subject to variable interest rates as the Company entered into the above noted interest swap agreements to hedge the risk associated with interest rate fluctuation. In addition, on January 13, 2022, the Company entered into a forward starting swap to fix the interest rate for the second five-year term of the U.S. Notes.

Foreign Currency Risk

The functional currency of most of AQN’s operations is the U.S. dollar, however AQN is exposed to currency fluctuations from its Canadian and Chilean operations and may utilize equipment and/or commodities purchased from foreign suppliers.

AQN may enter into derivative contracts to hedge all or a portion of currency exchange rate exposure that is transactional in nature and where a natural economic hedge does not exist (see Note 24 (b)(iii) in the annual consolidated financial statements). To the extent that the Company does enter into currency hedges, the Company may not realize the full benefits of favourable exchange rate movement, and is subject to risks that the counterparty to the hedging contracts may prove unable or unwilling to perform their obligations under the contracts.

Canadian operations

The Company is exposed to currency fluctuations from its Canadian-based operations. AQN manages this risk primarily through the use of natural hedges by using long-term debt in Canadian Dollars to finance its Canadian operations and a combination of foreign exchange forward contracts and spot purchases.

Chilean operations

The Company is exposed to currency fluctuations from its Chilean-based operations. AQN manages this risk primarily through the use of natural hedges by using long-term debt in Chilean pesos or indexed to the Chilean Peso to finance its Chilean operations.

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Tax Risk and Uncertainty

The Corporation is subject to income and other taxes primarily in the United States and Canada; however, it is also subject to income and other taxes in international jurisdictions, such as Chile and Bermuda. Changes in tax laws or interpretations thereof in the jurisdictions in which the Corporation does business could adversely affect the Company’s results from operations, returns to shareholders, and cash flows. One or more taxing jurisdictions could seek to impose incremental or new taxes on the Company pursuant to one of the following or otherwise:

●	The Inflation Reduction Act was signed into law in the United States on August 16, 2022. The legislation is inclusive of an extension and expansion of clean energy tax credits and a minimum tax. The minimum tax is not expected to be applicable to the Company in the near term; however, the Company cannot provide any assurance that it will not apply in the longer term.

●	On April 19, 2021, the Canadian federal government delivered its 2021 budget which contained proposed measures related to limitations on interest deductibility and changes in relation to international taxation. Draft legislative proposals pertaining to interest deductibility were initially released for public comment on February 4, 2022, with revised legislative proposals subsequently released on November 3, 2022. The proposed rules on interest deductibility are expected to be effective no earlier than January 1, 2024. The proposed rules and their application are complex and could have a material adverse impact on the Corporation’s effective tax rate and financial results in future years if enacted as drafted.

●	As a consequence of the Organization for Economic Co-operation and Development’s (“OECD”) various initiatives on “Base Erosion and Profit Shifting”, there has been increased focus by taxing authorities across the globe to pursue common international principles for the entitlement to taxation of global corporate profits and eliminate perceived tax advantages enjoyed by multinational enterprises. Certain components of the relevant legislation in the jurisdictions in which the Corporation operates or has domiciled subsidiaries are expected to apply with application expected no earlier than January 1, 2023. As the local legislation in the various jurisdictions is enacted and comes into effect, there is a risk that the Company’s tax expense and/or cash taxes could materially increase or that the Company’s interpretation of the new legislation may not align with that of the relevant tax authority’s interpretation. This could have a material adverse effect on the Corporation’s financial condition, results of operations, and cash flows in future periods.

The Corporation cannot provide assurance that the Canada Revenue Agency, the Internal Revenue Service or any other applicable taxation authority will agree with the tax positions taken by the Corporation, including with respect to claimed expenses and the cost amount of the Corporation’s depreciable properties. A successful challenge by an applicable taxation authority regarding such tax positions could adversely affect the results of operations and financial position of the Corporation.

Development by the Corporation of renewable power generation facilities in the United States depends in part on federal tax credits and other tax incentives. The Inflation Reduction Act has extended and expanded certain energy credits, providing greater certainty regarding the availability of these credits on a going forward basis. However, the rules governing these tax credits still include technical requirements for credit eligibility. If the Corporation is unable to complete construction on current or planned projects within certain deadlines or satisfy certain new requirements relating to prevailing wage and apprenticeship requirements, the reduced incentives may be insufficient to support continued development or may result in substantially reduced financial benefits from facilities or long-term investment in facilities that the Corporation is committed to complete. In addition, the Corporation has entered into certain tax equity financing transactions with financial partners for certain of its renewable power facilities in the United States, under which allocations of future cash flows to the Corporation from the applicable facility could be adversely affected in the event that there are changes in U.S. tax laws that apply to facilities previously placed in service.

Credit/Counterparty Risk

AQN and its subsidiaries are subject to credit risk with respect to the ability of customers and other counterparties to perform their obligations to the Company, including paying amounts that they owe to AQN or its subsidiaries. This credit risk exists with respect to utility customers, banks and other financing sources, as well as counterparties to long term PPAs, trade receivables, derivative financial instruments, energy management agreements, Engineering, Procurement, and Construction contracts, manufacturer contracts, and natural gas supply agreements, among others. Additionally, bank deposits in excess of deposit insurance limits are subject to the risk that such excess amounts could be lost or forfeited in the event of a bank failure.

The Renewable Energy Group’s revenues are approximately 13% of total Company revenues with the majority earned from large utility customers having a credit rating of Baa2 or better by Moody’s, or BBB or higher by S&P, or BBB or higher by DBRS.

The remaining revenue of the Company is primarily earned by the Regulated Services Group.

Management Discussion & Analysis	51

The credit risk attributed to the Regulated Services Group’s accounts receivable balances at the water and wastewater distribution systems total $86.0 million which is spread over approximately 560,000 customer connections, resulting in an average outstanding balance of approximately $150 dollars per customer connection.

The natural gas distribution systems accounts receivable balances related to the natural gas utilities total $167.4 million, while electric distribution systems accounts receivable balances related to the electric utilities total $165.0 million. The natural gas and electrical utilities both derive over 85% of their revenue from residential customers and have a per customer connection average outstanding balance of $446 dollars and $534 dollars respectively. Counterparty performance risk also exists in the natural gas distribution where suppliers could potentially fail to supply natural gas leading to disruptions and potentially higher procurement costs. These risks are mitigated through the receipt of collateral from counterparties.

Adverse conditions in the energy industry or in the general economy, including the effects of the COVID-19 pandemic, as well as circumstances of individual customers or counterparties, may adversely affect the ability of a customer or counterparty to perform as required under its contract with the Company. Losses from a utility customer may not be offset by bad debt reserves approved by the applicable utility regulator. If a customer under a PPA, unit contingent or fixed-shape offtake contract or other energy offtake or hedging arrangement with the Company is unable to perform, the Renewable Energy Group may be unable to replace the contract on comparable terms, in which case sales of power (and, if applicable, RECs and ancillary services) from the facility would be subject to market price risk and may require refinancing of indebtedness related to the facility or otherwise have a material adverse effect. Default by other counterparties, including lenders and counterparties to supply and construction contracts, hedging contracts that are in an asset position, short-term investments, agreements for the purchase of goods or services or other agreements, also could adversely affect the financial results of the Corporation.

Market Price Risk

The Renewable Energy Group assets subject to long term PPAs are not exposed to market risk for this portion of its portfolio. Where a generating asset is not covered by a PPA, the Renewable Energy Group may seek to mitigate market risk exposure by entering into financial or physical power hedges requiring that a specified amount of power be delivered at a specified time in return for a fixed price. There is a risk that there is a difference between the pricing at the location where power is delivered and where the hedge settles, known as basis risk, which may result in reduced net revenue and earnings volatility for the Company. Basis risk can exist even where the energy output from a facility is contracted. In an effort to mitigate basis risk, the Company seeks to enter into additional financial contracts in order to fix the price of basis on a portion of the production from specific assets. There is a risk that the Company is not able to generate the specified amount of power at the specified time resulting in production shortfalls under the hedge that then requires the Company to purchase power in the merchant market. To mitigate the risk of production shortfalls under hedges, the Renewable Energy Group generally seeks to structure hedges to cover less than 100% of the anticipated production, thereby reducing the risk of not producing the minimum hedge quantities. Nevertheless, due to unpredictability in the natural resource or due to grid curtailments or mechanical failures, production shortfalls may be such that the Renewable Energy Group may still be forced to purchase power in the merchant market at prevailing rates to settle against a hedge. Any event that restricts production increases shortfall risk. Events that can reduce production include (but are not limited to) weather events (such as icing, low wind resource, cloud cover), transmission outages and mechanical failure. The Corporation is subject to the risk of impairment to its renewable power generation assets associated with potential declines in long term forecasted power prices for the period following the expiration of PPAs, unit contingent or fixed-shape offtake contracts or other energy offtake or hedging arrangements, as well as the expiration or decline in value of RECs and other sources of revenue.

Hedges currently put in place by the Renewable Energy Group for its operating facilities along with residual exposures to the market are detailed below:

The Senate, Sandy Ridge and Minonk Wind Facilities have entered into financial hedges that end between 2027 and 2028. The financial hedges are structured to hedge an average of approximately 65% of annual LTAR against exposure to the applicable hub current spot market rates. The average unhedged production based on LTAR is approximately 488 GW-hrs annually.

The Sugar Creek Wind Facility has a financial hedge in place until the end of 2030 which is structured to hedge an average of 73% of annual LTAR against exposure to the applicable hub current spot market rates. The average unhedged production based on LTAR is approximately 200 GW-hrs annually.

The Maverick Creek Wind Facility has unit contingent PPAs until the end of 2031 which are structured to hedge an average of 76% of annual LTAR against exposure to the applicable hub current spot market rates. The annual average unhedged production based on LTAR is approximately 466 GW-hrs annually.

Under each of the above noted hedges, if production is not sufficient to meet the unit quantities under the hedge, the shortfall must be purchased in the open market at market rates. The effect of this risk exposure could be material. The

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Renewable Energy Group tries to manage this risk by forecasting shortfalls and entering into offsetting transactions (buy back). However, the existence and extent of any shortfall cannot always be predicted.

In addition to the above noted hedges, from time to time the Renewable Energy Group enters into short-term derivative contracts (usually with terms of one to three months) to further mitigate market price risk exposure due to production variability. As at December 31, 2022, the Renewable Energy Group had entered into hedges with a cumulative notional quantity of 16,140 GW-hrs.

The Company has elected the fair value option under ASC 825, Financial Instruments to account for its investment in Atlantica, with changes in fair value reflected in the annual consolidated statement of operations. As a result, each dollar change in the traded price of Atlantica shares will correspondingly affect the Company’s net earnings by approximately $44 million.

Commodity Price Risk

The Regulated Services Group is exposed to energy and natural gas price risks at its electric and natural gas systems. The Renewable Energy Group’s exposure to commodity prices is primarily limited to exposure to natural gas price risk. In this regard, a representative discussion of these risks is set out as follows:

Regulated Services Group

The CalPeco Electric System provides electric service to the Lake Tahoe California basin and surrounding areas at rates approved by the CPUC. The CalPeco Electric System purchases the energy, capacity, and related service requirements for its customers from NV Energy via a PPA at rates reflecting NV Energy’s system average costs.

The CalPeco Electric System’s tariffs allow for the pass-through of energy costs to its rate payers on a dollar for dollar basis, through the Energy Cost Adjustment Clause (“ECAC”) mechanism, which allows for the recovery or refund of changes in energy costs that are caused by the fluctuations in the price of fuel and purchased power. On a monthly basis, energy costs are compared to the CPUC approved base tariff energy rates and the difference is deferred to a balancing account. Annually, based on the balance of the ECAC balancing account, if the ECAC revenues were to increase or decrease by more than 5%, the CalPeco Electric System’s ECAC tariff allows for a potential adjustment to the ECAC rates which would eliminate the risk associated with the fluctuating cost of fuel and purchased power.

The Granite State Electric System is an open access electric utility allowing for its customers to procure commodity services from competitive energy suppliers. For those customers that do not choose their own competitive energy supplier, Granite State Electric System provides a Default Service offering to each class of customers through a competitive bidding process. This process is undertaken semi-annually for all Default Service customers. The winning bidder is obligated to provide a full requirements service based on the actual needs of the Granite State Electric System’s Default Service customers. Since this is a full requirements service, the winning bidder(s) take on the risk associated with fluctuating customer usage and commodity prices. The supplier is paid for the commodity by the Granite State Electric System which in turn receives pass-through rate recovery through a formal filing and approval process with the NHPUC on a semi-annual basis. The Granite State Electric System is only committed to the winning Default Service supplier(s) after approval by the NHPUC so that there is no risk of commodity commitment without pass-through rate recovery.

The EnergyNorth Natural Gas System purchase pipeline capacity, storage and commodity from a variety of counterparties. The EnergyNorth Natural Gas System’s portfolio of assets and its planning and forecasting methodology are commonly approved periodically by the NHPUC through Least Cost Integrated Resource Plan filings which typically are filed bi-annually but can be as long as a five-year interim period depending on the length of the review process. In addition, EnergyNorth Natural Gas System files with the NHPUC for recovery of its transportation and commodity costs on an annual basis through the Cost of Gas (“COG”) filing and approval process. The EnergyNorth Natural Gas System establishes rates for its customers based on the NHPUC’s approval of its filed COG. These rates are designed to fully recover its anticipated transportation and commodity costs. In order to minimize commodity price fluctuations, the EnergyNorth Natural Gas System locks in a fixed price basis for approximately 16% of its normal winter period purchases under a NHPUC approved hedging program. All costs associated with the fixed basis hedging program are allowed to be a pass-through to customers through the COG filing and the approved rates in said filing. Should commodity prices increase or decrease relative to the initial annual COG rate filing, the EnergyNorth Natural Gas System has the right to automatically adjust its COG rates going forward up to 25% in order to minimize any under or over collection of its natural gas costs. In addition, any under collections may be carried forward with interest to the next year’s corresponding COG period (i.e. winter to winter and summer to summer).

The Midstates Gas and Empire Gas Systems purchases pipeline capacity, storage and commodity from a variety of counterparties, and file with the individual state commissions for recovery of their respective transportation and commodity costs through an annual Purchase Gas Adjustment (“PGA”) filing and approval process. The Midstates Gas Systems serves customers in Missouri, Illinois and Iowa and establishes rates for its customers within the PGA filing in each state and these rates are designed to fully recover its anticipated transportation, storage and commodity costs. In order to minimize commodity price fluctuations, the Midstates Gas System has implemented a commodity hedging program, consistent with

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regulator expectations and approvals, designed to hedge approximately 25-50% of its non-storage related commodity purchases. All gains and losses associated with the hedging program are allowed to be a pass-through to customers through the PGA filing and are embedded in the approved rates in said filing. Rates can be adjusted on a monthly or quarterly basis in order to account for any commodity price increase or decrease relative to the initial PGA rate, minimizing any under or over collection of its natural gas costs. Similar to the Midstates Gas System, the Empire Gas System serves customers in Missouri, and also implements a commodity hedging program designed to hedge 70% to 90% of its winter demand inclusive of storage volumes withdrawn during the winter period. All related costs are embedded in approved rates and allowed to be a pass through to customers in the PGA. The Empire Gas System is permitted to file an Actual Cost Adjustment (“ACA”) once a year which also includes a PGA filing. In addition to the ACA filing, three more optional PGA filings are allowed during the year. The Empire Gas System’s ACA year is from September 1 to August 31 for each year.

The Peach State Gas System purchases pipeline capacity, storage and commodity from a variety of counterparties, and files with the Georgia Public Service Commission (“PSC”) for recovery of its transportation, storage and commodity costs through a monthly PGA filing process. The Peach State Gas System establishes rates for its customers within the PGA filings and these rates are designed to fully recover its anticipated transportation, storage and commodity costs. In order to minimize commodity price fluctuations, the annual Gas Supply Plan filed by the Company and approved by the Georgia PSC includes a commodity hedging program designed to hedge approximately 30% of its non-storage related commodity purchases during the winter months. All gains and losses associated with the hedging program are passed through to customers in the PGA filings and are embedded in the approved rates in such filings. Rates can be adjusted on a monthly basis in order to account for any differences in natural gas costs relative to the amounts assumed in the PGA filings, minimizing any under or over collection of its natural gas costs.

The Empire Electric System’s natural gas procurement program for electrical generation is designed to manage costs to mitigate volatile natural gas prices. The Empire Electric System periodically enters into fixed price contracts with counterparties to hedge future natural gas prices in an attempt to lessen the volatility in fuel expenditures. Generally, the over/under variances associated with the hedging program are passed through to customers in the fuel adjustment clause assuming they are deemed to be prudently incurred.

BELCO purchases Heavy Fuel Oil, Light Fuel Oil and diesel which are transported and stored in facilities in Bermuda until such time as they are delivered and consumed in its electricity generation operations. While the cost of this fuel is included in traditional rate filings through a Fuel Adjustment Rate (“FAR”), the variability in the commodity pricing has led the Regulatory Authority of Bermuda to establish a quarterly reconciliation and adjustment to the FAR. This filing evaluates current commodity pricing and usage as well as projected commodity pricing to develop the FAR for the upcoming quarter. Additionally, BELCO has periodically used hedging to lock in commodity rates in an effort to reduce pricing volatility and protect customer rates.

Renewable Energy Group

The Sanger Thermal Facility’s offtake agreement includes provisions which reduce its exposure to natural gas price risk. In this regard, a $1.00 increase in the price of natural gas per MMBTU, based on expected production levels, would result in a decrease in net revenue by approximately $1.36 million on an annual basis.

The Windsor Locks Thermal Facility’s offtake agreement includes provisions which reduce its exposure to natural gas price risk but has exposure to market rate conditions for sales above those to its primary customer. In this regard, a $1.00 increase in the price of natural gas per MMBTU, based on expected production levels, would result in a decrease in net revenue by approximately $0.50 million on an annual basis.

The Maritime region provides short-term energy requirements to various customers at fixed rates. The energy requirements of these customers are estimated at approximately 70,000 MW-hrs in fiscal 2023, of which 70,000 MW-hrs is presently contracted. The Tinker Hydro Facility is expected to provide the vast majority of the energy required to service these customers and the Maritime region anticipates having to purchase a minimal amount of its energy requirements at the ISO-NE spot rates to supplement self-generated energy to manage potential hourly imbalances between load requirements and generation.

OPERATIONAL RISK MANAGEMENT

Mechanical and Operational Risks

AQN’s profitability could be impacted by, among other things, equipment failure, the failure of a major customer to fulfill its contractual obligations, reductions in average energy prices, a strike or lock-out at a facility, natural disasters, diseases (including COVID-19) and other force majeure events, interruption in supply chain and expenses related to claims or clean-up to adhere to environmental and safety standards.

The Regulated Services Group’s water and wastewater distribution systems operate under pressurized conditions within pressure ranges approved by regulators. Should a water distribution network become compromised or damaged, the resulting release of pressure could result in serious injury or death to individuals or damage to other property. In addition,

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water contamination a in drinking water distribution system could result in severe illness or death to those who drink the contaminated water.

The Regulated Services Group’s electric distribution systems are subject to storm events, usually winter storm events, whereby power lines can be brought down, with the attendant risk to individuals and property. Wildfires may occur within the Regulated Services Group’s electric distribution service territories, including, without limitation, in California and the southern United States, such as the Mountain View fire that occurred on November 17, 2020, within the CalPeco Electric System’s service territory in California. In forested areas, trees falling on and lightning strikes to, distribution lines or equipment, can ignite wildfires which may pose a risk to life and property. If the Company is accused or found to be responsible for such a fire, the Company could suffer costs, losses and damages, including inverse condemnation, all or some of which may not be recoverable through insurance, legal, regulatory recovery and other processes.

The Regulated Services Group’s natural gas distribution systems are subject to risks which may lead to fire and/or explosion which may impact life and property. Risks include third party damage, compromised system integrity, type/age of pipelines, and severe weather events.

The Company’s hydro assets utilize dams to pond water for generation and if the dams fail/breach potentially catastrophic amounts of water would flood downriver from the facility. The dams can be subjected to drought conditions and lose the ability to generate during peak load conditions, causing the facilities to fall short of either hedged or PPA committed production levels. The risks of the hydro facilities are mitigated by regular dam inspections and a maintenance program of the facility to lessen the risk of dam failure.

The Company’s assets could catch on fire and, depending on the season, could ignite significant amounts of forest or crop downwind from the wind farms. The wind units could also be affected by large atmospheric conditions, which could lower wind levels below the Company’s PPA and hedge minimum production levels. The wind units can experience failures in the turbine blades or in the supporting towers. Production risks associated with the wind turbine generators failures is mitigated by properly maintaining the units, using long term maintenance agreements with the turbine O&Ms which provide for regular inspections and maintenance of property, and liability insurance policies.

The Company’s Thermal Energy Division uses natural gas and oil, and produces exhaust gases, which if not properly treated and monitored could cause hazardous chemicals to be released into the atmosphere. The units could also be restricted from purchasing natural gas/oil due to either shortages or pollution levels, which could hamper output of the facility. The mechanical and operational risks at the thermal facilities are mitigated through the regular maintenance of the boiler system, and by continual monitoring of exhaust gases. Fuel restrictions can be hedged in part by long term purchases.

All of the Renewable Energy Group’s electric generating stations are subject to mechanical breakdown. The risk of mechanical breakdown is mitigated by properly maintaining the units and by regular inspections.

In general, these risks are, in part, mitigated through the diversification of AQN’s operations, both operationally and geographically. In addition, AQN seeks to mitigate these risks through the use of regular maintenance programs, including pipeline safety programs and compliance programs, the provision of adequate insurance, an active Enterprise Risk Management program and the establishment of reserves for expenses.

Regulatory Risk

Profitability of AQN businesses is, in part, dependent on regulatory climates in the jurisdictions in which those businesses operate. In the case of some of Renewable Energy Group’s hydroelectric facilities, water rights are generally owned by governments that reserve the right to control water levels, which may affect revenue.

The Regulated Services Group’s facilities are subject to rate setting by its regulatory agencies. The Regulated Services Group operates in 13 U.S. states, one Canadian province, Bermuda and Chile and therefore is subject to regulation from 17 different regulatory agencies including FERC. The time between the incurrence of costs and the granting of the rates to recover those costs by regulatory agencies is known as regulatory lag. As a result of regulatory lag, inflationary effects and timing delays may impact the ability to recover expenses and/or capital costs, and profitability could be impacted. In order to mitigate this exposure, the Regulated Services Group seeks to obtain approval for regulatory constructs in the states in which it operates to allow for timely recovery of operating expenses and capital costs. A fundamental risk faced by any regulated utility is the disallowance of operating expenses or capital costs to be placed into its revenue requirement by the utility’s regulator. In addition, capital investments that have become stranded may pose additional risk for cost recovery and could be subject to legislative proposals that would impact the extent to which such costs could be recovered. To the extent proposed costs are not included in the utility’s revenue requirement, the utility will be required to find other efficiencies, growth opportunities or cost savings to achieve its allowed returns.

The Regulated Services Group regularly works with its governing authorities to manage the affairs of the business, employing local, state level, and corporate resources.

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Condemnation Expropriation Proceedings

The Regulated Services Group’s distribution systems could be subject to condemnation or other methods of taking by government entities under certain conditions. Any taking by government entities would legally require fair compensation to be paid. Determination of such fair compensation is undertaken pursuant to a legal proceeding and, therefore, there is no assurance that the value received for assets taken will be in excess of book value.

Inflation Risk

AQN’s profitability could be impacted by inflation increases above long-term averages. The Regulated Services Group’s facilities are subject to rate setting by its regulatory agencies. The time between the incurrence of costs and the granting of the rates to recover those costs by regulatory agencies is known as regulatory lag. As a result of regulatory lag, inflationary effects and timing delays may impact the ability to recover expenses and/or capital costs, and profitability could be impacted. In the event of significant inflation, the impact of regulatory lag on the Company would be increased. In order to mitigate this exposure, the Regulated Services Group seeks to obtain approval for regulatory constructs in the states in which it operates to allow for timely recovery of operating expenses and capital costs.

The Renewable Energy Group’s assets are subject to long term PPAs, most of which are not indexed to inflation and could experience declines in profitability if operating costs increase at a rate greater than the offtake price.

Development and construction projects could experience a decrease in expected returns as a result of increased costs. To mitigate the risk of inflation the Company attempts to enter into fixed price construction agreements and fixed price offtake agreements.

Tariff Risk

Changes in tariffs or duties, such as antidumping and countervailing duty rates that could be put in place as a result of the U.S. Department of Commerce’s investigation into an antidumping and countervailing duties circumvention claim on solar cells and panels supplied from Malaysia, Vietnam, Thailand and Cambodia, may adversely affect the capital expenditures required to develop or construct the Corporation’s projects, as well as the timing for completion, or viability, of such projects. In the U.S., tariffs have been imposed in recent years on imports of solar panels, aluminum and steel, among other goods and raw materials. These occurrences may have adverse impacts to the Corporation, as the buyer of goods, which could adversely affect the Corporation’s expected returns, results of operations and cash flows.

Risks Relating to the Kentucky Power Transaction

The closing of the Kentucky Power Transaction is subject to the normal commercial risks that such acquisition will not close on the terms negotiated or at all. The Kentucky Power Transaction remains subject to closing conditions, including the approval of FERC and clearance pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as the clearance received previously has lapsed). The failure to satisfy or waive the conditions may result in the termination of the Kentucky Acquisition Agreement. Accordingly, there can be no assurance that the Company will complete the Kentucky Power Transaction on the basis described herein, if at all. As the Kentucky Power Transaction is subject to various regulatory approvals, it is consequently subject to the risks that such approvals may not be timely obtained or may impose unfavourable conditions that could impair the ability to complete the acquisition or impose adverse conditions on the Company in order to complete the acquisition. The presence of intervenors in the regulatory approval process has the effect of increasing these risks.

If the Kentucky Power Transaction is not completed, the Company could be subject to a number of risks that may adversely affect the Company’s business, financial condition, results of operations, reputation and cash flows, including (i) the requirement to pay costs relating to the Kentucky Power Transaction, including costs relating to the financing thereof and obtaining regulatory approval and (ii) time and resources committed by the Company’s management to matters relating to the Kentucky Power Transaction that could otherwise have been devoted to pursuing other beneficial opportunities. In addition, if the Kentucky Acquisition Agreement for the Kentucky Power Transaction is terminated in certain circumstances, the Company may be required to pay a termination fee of $65 million.

Business combinations such as the Kentucky Power Transaction involve risks that could materially and adversely affect the Company’s business plan, including the failure to realize the results that the Company expects. Transition and integration activities associated with this business combination may not go as planned, creating the potential for increased costs, service disruption, noncompliance, reputational harm and other negative outcomes. There can be no assurance that the Company will be successful in increasing the historical returns earned by either Kentucky Power or Kentucky Transco, that the load declines experienced by Kentucky Power over recent years will not continue to be a prevailing trend, or that the Company will be able to fully realize some or all of the expected benefits of the Kentucky Power Transaction or succeed in implementing its strategic objectives relating to the acquired entities, including the success of the transfer of operational control of the Mitchell Plant from Kentucky Power to the Wheeling Power Company and the transition of Kentucky Power’s generating mix to greener sources (i.e. “greening the fleet” initiatives). The ability to realize these anticipated benefits and implement these strategic objectives will depend in part on successfully retaining staff, hiring additional staff to replace

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certain of the sellers’ centralized operations, obtaining favourable regulatory outcomes, realizing growth opportunities, no unanticipated economic changes in the areas where the acquired entities operate, and potential synergies through the coordination of activities and operations with the Company’s existing business. There is a risk that some or all of the expected benefits and strategic objectives will fail to materialize, or may not occur within the time periods anticipated by the Company. A failure to realize the anticipated benefits of or implement strategic objectives relating to the Kentucky Power Transaction on an efficient and effective basis could have a material adverse effect on the Company’s financial condition, results of operations, reputation and cash flows.

A change in the capital structure of the Company could cause credit rating agencies which rate the Company’s outstanding debt obligations to re-evaluate and potentially downgrade the Company’s current credit ratings, which could increase the Company’s borrowing costs and adversely impact the market price of the outstanding securities of the Company.

The Kentucky Power Transaction could also result in a downgrade of the credit rating of Kentucky Power or its outstanding bonds, and could require Kentucky Power to offer to prepay $525 million in principal amount of its outstanding bonds if the credit ratings thereof fall below investment grade (or in the event such bonds are placed on “credit watch” or assigned a “negative outlook” if they are rated BBB- by S&P or Baa3 by Moody’s at such time).

There may be liabilities that the Company failed to discover or was unable to quantify in the Company’s due diligence, and the Company may not have recourse for some or all of these potential liabilities. While the Company has accounted for these potential liabilities for the purposes of making its decision to enter into the Kentucky Acquisition Agreement, there can be no assurance that any such liability will not exceed the Company’s estimates. In connection with the Kentucky Power Transaction, the Company has obtained a representation and warranty insurance policy, with coverage up to $255 million, subject to an initial retention of $21 million. Nevertheless, this insurance policy is subject to certain exclusions and limitations and there may be circumstances for which the insurer attempts to limit such coverage or refuses to indemnify the Company or where the coverage provided under the insurance policy may otherwise be insufficient or inapplicable.

Kentucky Power and Kentucky Transco are party to agreements that contain change of control and/or termination for convenience provisions which may be triggered following completion of the Kentucky Power Transaction. The operation of these change of control or termination provisions, if triggered, could result in unanticipated expenses and/or cash payments following the consummation of the Kentucky Power Transaction or adversely affect the acquired entities’ results of operations and financial condition. Unless these change of control provisions are waived, or the termination provisions are not exercised, by the other party, the operation of any of these provisions could adversely affect the results of operations and financial condition of the Company and the acquired entities.

Although a portion of the Company’s electricity is produced by the combustion of fossil fuels, all of the electricity generated by Kentucky Power is produced by the combustion of fossil fuels. As a result, the acquisition of Kentucky Power would increase the overall percentage of the Company’s electricity generation that is produced by the combustion of fossil fuels and could result in reputational harm to the Company and adversely affect perceptions regarding the Company’s commitment to environmental and sustainability matters, as well as the Company’s ability to accomplish its environmental and sustainability objectives. The operation of fossil-fueled generation plants, including resulting emissions of nitrogen and sulfur oxides, mercury and particulates and the discharge and disposal of solid waste (including coal-combustion residuals (“CCRs”)), is subject to extensive federal, state and local environmental statutes, rules and regulations relating to air quality, water quality, waste management, natural resources and health and safety. Compliance with these requirements requires Kentucky Power to incur significant costs, including capital expenditures, for environmental monitoring, installation of pollution control equipment, emission fees, disposal activities, decommissioning, and permitting obligations. If these compliance costs become uneconomical, Kentucky Power may ultimately be required to retire generating capacity prior to the end of its estimated life. The costs of complying with these legal requirements could also adversely affect Kentucky Power’s results of operations, financial condition and cash flows, and those of the Company following the closing of the Kentucky Power Transaction. In addition, the impacts could become even more significant if existing requirements governing air emissions management and disposal, CCR waste and/or waste matter discharge become more restrictive in the future, more extensive operating and/or permitting requirements are imposed or additional substances associated with power generation are subjected to increased regulation. Although Kentucky Power typically recovers expenditures for pollution control technologies, replacement generation, undepreciated plant balances and associated operating costs from customers, there can be no assurance that Kentucky Power will be able to obtain a rate order to fully recover the remaining costs associated with such plants in the future. The failure to recover these costs could reduce Kentucky Power’s results of operations, financial condition and cash flows, and those of the Company following the closing of the Kentucky Power Transaction.

In addition, future changes to environmental laws, including with respect to the regulation of CO2 emissions, could cause the Company and Kentucky Power to incur materially higher costs than Kentucky Power has incurred to date.

Kentucky Power’s service territory experienced significant flooding as a result of severe weather experienced in late July 2022, which resulted in additional operating and capital expenditures being incurred by Kentucky Power. While a

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regulatory asset has been established for such expenditures, regulatory review of those expenditures would not occur until Kentucky Power’s next rate case, which is expected to be filed in 2023. As a result, the Company’s financial condition, cash flows and results of operations could be adversely impacted based on the determination made in that case.

International Investment Risk

The Company operates in markets, or may pursue growth opportunities in new markets, that are subject to regulation by various foreign governments and regulatory authorities and to the application of foreign laws. Such foreign laws or regulations may not provide the same type of legal certainty and rights, in connection with the Company’s contractual relationships in such countries, as are afforded to the Company in Canada and the U.S., which may adversely affect the Company’s ability to receive revenues or enforce its rights in connection with any operations or projects in such jurisdictions. In addition, the laws and regulations of some countries may limit the Company’s ability to hold a majority interest in certain projects, thus limiting the Company’s ability to control the operations of such projects. Any existing or new operations or interests of the Company may also be subject to significant political, economic and financial risks, which vary by country, and may include: (i) changes in government laws, policies or personnel or a country’s constitution; (ii) changes in general economic conditions; (iii) restrictions on currency transfer or convertibility; (iv) changes in labour relations; (v) political instability and civil unrest; (vi) regulatory or other changes adversely affecting the local utility market; (vii) breach or repudiation of important contractual undertakings and expropriation and confiscation of assets and facilities without compensation or compensation that is less than fair market value; (viii) less developed or efficient financial markets than in North America; (ix) the absence of uniform accounting, auditing and financial reporting standards, practices and disclosure requirements; (x) less government supervision and regulation; (xi) a less developed legal or regulatory environment, including uncertainty in outcomes and actions that may be inconsistent with the rule of law; (xii) heightened exposure to corruption risk; (xiii) political hostility to investments by foreign investors, including laws affecting foreign ownership; (xiv) less publicly available information in respect of companies; (xv) adversely higher or lower rates of inflation; (xvi) higher transaction costs; and (xvii) fewer investor protections.

The Company may suffer a significant loss resulting from fraud, bribery, corruption or other illegal acts, or from inadequate or failed internal processes or systems. The Company operates in multiple jurisdictions and it is possible that its operations and development activities may expand into new jurisdictions. Doing business in multiple jurisdictions requires the Company to comply with the laws and regulations of such jurisdictions. These laws and regulations may apply to the Company, its subsidiaries, individual directors, officers, employees and third-party agents. The Company is also subject to anti-bribery and anti-corruption laws, including the Canadian Corruption of Foreign Public Officials Act and the U.S. Foreign Corrupt Practices Act. As the Company makes acquisitions and pursues development activities internationally, it is exposed to increased corruption-related risks, including potential violations of applicable anti-corruption laws.

The Company relies on its infrastructure, controls, systems and personnel, as well as central groups focusing on enterprise-wide management of specific operational risks such as fraud, trading, outsourcing, and business disruption, to manage the risk of illegal and corrupt acts or failed systems. The Company also relies on its employees and certain third parties to comply with its policies and processes as well as applicable laws. The failure to adequately identify or manage these risks, and the acquisition of businesses with weak internal controls to manage the risk of illegal or corrupt acts, could result in direct or indirect financial loss, regulatory censure and/or harm to the Company’s reputation.

Risks Specific to the Atlantica Investment

The Company’s investment in Atlantica exposes the Company to certain risks that are particular to Atlantica’s business and the markets in which Atlantica operates.

Atlantica owns, manages and acquires renewable energy, conventional power, electric transmission lines and water assets in certain jurisdictions where the Company may not operate. The Company, through its investment in Atlantica, is indirectly exposed to certain risks that are particular to the markets in which it operates, including, but not limited to, risks related to: conditions in the global economy; changes to national and international laws, political, social and macroeconomic risks relating to the jurisdictions in which Atlantica operates, including in emerging markets, which could be subject to economic, social and political uncertainties; anti-bribery and anti-corruption laws and substantial penalties and reputational damage from any non-compliance therewith; significant currency exchange rate fluctuations; Atlantica’s ability to identify and/or consummate future acquisitions on favourable terms or at all; Atlantica’s inability to replace, on similar or commercially favourable terms, expiring or terminated offtake agreements; termination or revocation of Atlantica’s concession agreements or offtake agreements; and various other factors. These risks could affect the profitability and growth of Atlantica’s business, and ultimately the profitability of the Company’s anticipated investment therein. On February 21, 2023, Atlantica announced that its board of directors has commenced a process to explore and evaluate potential strategic alternatives to maximize shareholder value (the “Atlantica Strategic Review”). There is a risk that the Atlantica Strategic Review could result in the approval or completion of a transaction or other change in Atlantica’s business strategy that is not aligned with the Company’s interests. If any of the foregoing were to occur, the value of the Company’s investment could decrease and the Company’s financial condition, results of operations and cash flows could be adversely affected.

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The Company’s international activities and operations, including through the Liberty JV, expose the Company to similar risks and could likewise affect the profitability, financial condition and growth of the Company.

The Company accounts for its investment in Atlantica using the Fair Value Method (see Note 8(a) in the annual consolidated financial statements). AQN records in the consolidated statement of operations the fluctuations in the fair value of Atlantica shares and dividend income when it is declared. Dividends declared and paid by Atlantica are made at the discretion of Atlantica’s board of directors. The Company does not control the board of directors of Atlantica. Therefore, there can be no assurance that dividends will continue to be paid on Atlantica’s ordinary shares, will continue to be paid at the same rate as they are currently being paid or will be paid at any specified target rate. A loss of Atlantica dividend income, as a result of any reduction or suspension by Atlantica of its dividend or in the event that the Company were to dispose of its equity interest in Atlantica, could have a material adverse impact on the Company’s cash flows and net income.

Joint Venture Investment Risk

The Company has, and may in the future continue to have, an equity interest of 50% or less and/or partners in certain projects and facilities, including those owned by the joint venture between the Company and funds managed by the Infrastructure and Power strategy of Ares Management LLC. As a result, the Company may not control such projects and facilities and its interest may be subject to the decision-making of third parties, and the Company may be reliant on a third party’s personnel, good faith, contractual compliance, expertise, historical performance, technical resources and information systems, proprietary information and judgment in providing the services. This may limit the Company’s flexibility and financial returns with respect to these projects and facilities, and create risks to the Company, including that the joint venture partner may:

●	have economic or business interests or goals that are inconsistent with the Company’s economic or business interests or goals;

●	take actions contrary to the Company’s policies or objectives with respect to the Company’s investments;

●	contravene applicable anti-bribery laws that carry substantial penalties for non-compliance and could cause reputational damage and a material adverse effect on the business, financial position and results of operations of the joint venture and the Company;

●	have to give its consent with respect to certain major decisions, including among others, decisions relating to funding and transactions with affiliates;

●	become bankrupt, limiting its ability to meet calls for capital contributions and potentially making it more difficult to refinance or sell projects;

●	become engaged in a dispute with the Company that might affect the Company’s ability to develop a project;

●	have competing interests in the Company’s markets that could create conflict of interest issues; or

●	have different accounting policies than the Company.

The Liberty JV (through Liberty Development Energy Solutions B.V.) is a party to a secured credit facility in the amount of $306.5 million (the “Liberty JV Secured Credit Facility”) and holds a preference share ownership interest in Liberty (AY Holdings) B.V. (“AY Holdings”). The Liberty JV Secured Credit Facility is collateralized through a pledge of Atlantica ordinary shares held by AY Holdings. A collateral shortfall would occur if the net obligation (as defined in the credit agreement) would equal or exceed 50% of the market value of such Atlantica shares. In the event of a collateral shortfall, the Liberty JV is required to prepay a portion of the loan or post additional collateral in cash to reduce the net obligation to 40% of the total collateral provided (the “Collateral Reset Level”). If the Liberty JV were unable to fund the collateral shortfall, or certain other events of default occur, the Liberty JV Secured Credit Facility lenders hold the right to sell Atlantica shares to pay amounts outstanding under the facility, including reducing the facility to the Collateral Reset Level. The Liberty JV Secured Credit Facility is repayable on demand if Atlantica ceases to be a public company or if certain other events are announced or completed that could restrict the Company’s ability to sell or transfer its Atlantica ordinary shares. If the Liberty JV were unable to repay the amounts owed, the lenders would have the right to realize on their collateral.

The Company has entered into Equity Capital Contribution Agreements (“ECCA”) with certain of its project development entities it holds an equity interest in. The ECCAs obligate the Company to provide funding upon the realization of certain completion milestones related to the projects under development. The ECCAs have been pledged as collateral against construction loans obtained by the project entities and may require the Company to fund in amounts in excess of the underlying value of the assets. The Company has also provided guarantees of performance for certain development projects owned by the equity investees. The Company’s maximum exposure to loss (as defined in U.S. GAAP under ASC 810) on these agreements and guarantees is $658.2 million.

Please refer to Note 8 in the annual consolidated financial statements for a description of the Company’s Long Term Investments and Notes Receivable.

Management Discussion & Analysis	59

Dispositions

For financial, strategic and other reasons, the Corporation may from time to time dispose of, or desire to dispose of, businesses or assets (in whole or in part) that it owns. For instance, on January 12, 2023, AQN announced that it is targeting approximately $1 billion of asset sales. Any disposition by the Corporation may result in recognition of a loss upon such a sale and may result in a decrease to its revenues, cash flows and net income and a change to its business mix. In addition, the Corporation may not be able to dispose of businesses or assets that the Corporation desires to sell for financial, strategic and other business reasons at all or at a price acceptable to the Corporation. Failure to execute on any planned disposition may require the Corporation to seek alternative sources of funds or incur additional indebtedness, which may, among other things, cause rating agencies to re-evaluate or downgrade the Corporation’s existing credit ratings. Each of the foregoing items may have an adverse effect on the Corporation’s business, results of operations, cost of capital or financial condition.

Asset Retirement Obligations

AQN and its subsidiaries complete periodic reviews of potential asset retirement obligations that may require recognition. As part of this process, AQN and its subsidiaries consider the contractual requirements outlined in their operating permits, leases, and other agreements, the probability of the agreements being extended, the ability to quantify such expense, the timing of incurring the potential expenses, as well as other factors which may be considered in evaluating if such obligations exist and in estimating the fair value of such obligations.

In conjunction with acquisitions and developed projects, the Company assumed certain asset retirement obligations. The asset retirement obligations mainly relate to legal requirements for: (i) removal or decommissioning of power generating facilities; (ii) cut (disconnect from the distribution system), purge (clean of natural gas and PCB contaminants), and cap natural gas mains within the natural gas distribution and transmission system when mains are retired in place, or dispose of sections of natural gas mains when removed from the pipeline system; (iii) clean and remove storage tanks containing waste oil and other waste contaminants; and (iv) remove asbestos upon major renovation or demolition of structures and facilities.

Cycles and Seasonality

Regulated Services Group

The Regulated Services Group’s demand for water is affected by weather conditions and temperature. Demand for water during warmer months is generally greater than cooler months due to requirements for irrigation, swimming pools, cooling systems and other outside water use. If there is above normal rainfall or rainfall is more frequent than normal the demand for water may decrease, adversely affecting revenues.

The Regulated Services Group’s demand for energy from its electric distribution systems is primarily affected by weather conditions and conservation initiatives. The Regulated Services Group provides information and programs to its customers to encourage the conservation of energy. In turn, demand may be reduced which could have short-term adverse impacts on revenues.

The Regulated Services Group’s primary demand for natural gas from its natural gas distribution systems is driven by the seasonal heating requirements of its residential, commercial, and industrial customers. The colder the weather, the greater the demand for natural gas to heat homes and businesses. As such, the natural gas distribution systems demand profile typically peaks in the winter months of January and February and declines in the summer months of July and August. Year to year variability also occurs depending on how cold the weather is in any particular year.

There is a risk that climate change impacts the seasonality and demand for water, electricity and natural gas.

The Company attempts to mitigate the above noted risks by seeking regulatory mechanisms during rate review proceedings. While not all regulatory jurisdictions have approved mechanisms to mitigate demand fluctuations, to date, the Regulated Services Group has successfully obtained regulatory approval to implement such decoupling mechanisms in 7 of 13 states. An example of such a mechanism is seen at the Peach State Gas System in Georgia, where a weather normalization adjustment is applied to customer bills during the months of October through May that adjusts commodity rates to stabilize the revenues of the utility for changes in billing units attributable to weather patterns.

Renewable Energy Group

The Renewable Energy Group’s hydroelectric operations are impacted by seasonal fluctuations and year to year variability of the available hydrology. These assets are primarily “run-of-river” and as such fluctuate with natural water flows. During the winter and summer periods, flows are generally lower, while during the spring and fall periods flows are generally higher. The ability of these assets to generate income may be impacted by changes in water availability or other material hydrologic events within a watercourse. Year to year, the level of hydrology varies, impacting the amount of power that can be generated in a year.

The Renewable Energy Group’s wind generation facilities are impacted by seasonal fluctuations and year to year variability of the wind resource. During the fall, winter and spring periods, winds are generally stronger than during the summer

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period. The ability of these facilities to generate income may be impacted by naturally occurring changes in wind patterns and wind strength.

The Renewable Energy Group’s solar generation facilities are impacted by seasonal fluctuations and year to year variability in solar radiance. For instance, there are more daylight hours in the summer than there are in the winter, resulting in higher production in the summer months. The ability of these facilities to generate income may be impacted by naturally occurring changes in solar radiance, such as cloud cover and snow.

The Company attempts to mitigate the above noted natural resource fluctuation risks by acquiring or developing generating stations in different geographic locations.

Development and Construction Risk

The Company actively engages in the development and construction of new power generation facilities. There can be no assurance that the Corporation will be able to identify attractive acquisition or development candidates in the future or that it will be able to realize growth opportunities that improve the Corporation’s financial results or increase the amount of cash available for distribution There is always a risk that material delays, technical issues with interconnection and the interconnection utility, required upgrades to interconnection facilities, required curtailments of generation, delays in obtaining interconnection rights, and/or cost overruns or lost revenue could be incurred in any of the projects planned or currently in construction affecting the Company’s overall performance. There are risks that actual costs may exceed budget estimates, delays may occur in obtaining permits and materials, suppliers and contractors may not perform as required under their contracts, warranties under contracts may be unfilled or insufficient, there may be inadequate availability, productivity or increased cost of qualified craft or local labour, start-up activities may take longer than planned, curtailment of a facility’s output may be required, the scope, actual or expected returns, and timing of projects may change, and other events beyond the Company’s control may occur, in each case that may materially affect the viability, schedule, budget, cost and performance of projects. Regulatory approvals can be challenged by a number of mechanisms which vary across state and provincial jurisdictions. Such permitting challenges could identify issues that may result in permits being modified or revoked.

Risks Specific to Renewable Generation Projects:

The strength and consistency of the wind resource will vary from the estimate set out in the initial wind studies that were relied upon to determine the feasibility of the wind facility. If weather patterns change or the historical data proves not to accurately reflect the strength and consistency of the actual wind, the assumptions underlying the financial projections as to the amount of electricity to be generated by the facility may be different and cash could be impacted.

The amount of solar radiance will vary from the estimate set out in the initial solar studies that were relied upon to determine the feasibility of the solar facility. If weather patterns change or the historical data proves not to accurately reflect the strength and consistency of the solar radiance, the assumptions underlying the financial projections as to the amount of electricity to be generated by the facility may be different and cash could be impacted.

For certain of its development projects, the Company relies on financing from third party tax equity investor, the participation of which depends upon qualification of the project for U.S, tax incentives and satisfaction of the investors’ investment criteria. These investors typically provide funding upon commercial operation of the facility. Should certain facilities not meet the conditions required for tax equity funding, expected returns from the facilities may be adversely impacted.

Litigation Risks and Other Contingencies

AQN and certain of its subsidiaries are involved in various litigation, claims and other legal and regulatory proceedings that arise from time to time in the ordinary course of business. Any accruals for contingencies related to these items are recorded in the financial statements at the time it is concluded that a material financial loss is likely and the related liability is estimable. Anticipated recoveries under existing insurance policies are recorded when reasonably assured of recovery.

Mountain View Fire

On November 17, 2020, a wildfire now known as the Mountain View Fire occurred in the territory of Liberty Utilities (CalPeco Electric) LLC (“Liberty CalPeco”). The cause of the fire remains under investigation, and CAL FIRE has not yet released its final report. There are currently 17 active lawsuits that name certain subsidiaries of the Company as defendants in connection with the Mountain View Fire, as well as one non-litigation claim brought by the U.S. Department of Agriculture seeking reimbursement for alleged fire suppression costs. Twelve lawsuits are brought by groups of individual plaintiffs alleging causes of action including negligence, inverse condemnation, nuisance, trespass, and violations of Cal. Pub. Util. Code 2106 and Cal. Health and Safety Code 13007 (one of these twelve lawsuits also alleges the wrongful death of an individual and various subrogation claims on behalf of insurance companies). In another lawsuit, County of Mono, Antelope Valley Fire Protection District, Toiyabe Indian Health Project, and Bridgeport Indian Colony allege similar causes of action and seek damages for fire suppression costs, law enforcement costs, property and infrastructure damage, and other costs. In four other lawsuits, insurance companies allege inverse condemnation and negligence and seek recovery of

Management Discussion & Analysis	61

amounts paid and to be paid to their insureds. The likelihood of success in these lawsuits cannot be reasonably predicted. Liberty CalPeco intends to vigorously defend them. The Company has wildfire liability insurance that is expected to apply up to applicable policy limits.

Apple Valley Condemnation Proceedings

On January 7, 2016, the Town of Apple Valley filed a lawsuit seeking to condemn the utility assets of Liberty Utilities (Apple Valley Ranchos Water) Corp. (“Liberty Apple Valley”). On May 7, 2021, the Court issued a Tentative Statement of Decision denying the Town of Apple Valley’s attempt to take the Apple Valley water system by eminent domain. The ruling confirmed that Liberty Apple Valley’s continued ownership and operation of the water system is in the best interest of the community. On October 14, 2021, the Court issued the Final Statement of Decision. The Court signed and entered an Order of Dismissal and Judgment on November 12, 2021. On January 7, 2022, the Town filed a notice of appeal of the judgment entered by the Court. On August 2, 2022, the Court issued a ruling awarding Liberty Apple Valley approximately $13.2 million in attorney’s fees and litigation costs. The Town filed a notice of appeal of the fee award on August 22, 2022. The Town’s appeal of the condemnation judgment and fee award have been consolidated into one appellate docket.

Information Security Risk

The Company relies upon its and third-party information and operational technology networks, systems and devices to process, transmit and store electronic information, and to manage and support a variety of business processes and activities and safely operate its assets. The Company also uses its and third-party information technology systems to record, process and summarize financial information and results of operations for internal reporting purposes and to comply with financial reporting, legal and tax requirements. The Company’s and certain of its third-party vendors’ technology networks, systems and devices collect and store sensitive data, including system operating information, proprietary business information belonging to the Company and third parties, as well as personal information belonging to the Company’s customers, employees and other stakeholders. As the Company operates critical infrastructure, it may be at an increased risk of cyber-attacks or other security threats by third parties.

The Company’s, its third-party vendors’ or other counterparties’ technology systems and technology networks, devices and infrastructure may be vulnerable to damage, disruptions or shutdowns due to attacks by hackers or breaches due to employee error or malfeasance, disruptions during software or hardware upgrades, telecommunication failures, theft, politically-driven attacks (including as a result of the conflict between Russia and Ukraine, and any associated sanctions imposed or actions taken by the United States, Canada or other countries or retaliatory measures by Russia), acts of war or terrorism, natural disasters or other similar events. In addition, certain sensitive information and data may be stored by the Company on physical devices, in physical files and records on its premises or transmitted to the Company verbally, subjecting such information and data to a risk of loss, theft, release and misuse. Methods used to attack critical assets could include general purpose or industry specific malware delivered via network transfer, removable media, viruses, attachments, or links in e-mails. The methods used by attackers are continuously evolving and can be difficult to predict and detect. The occurrence of any of these events could negatively impact the Company’s operations, power generation facilities and utility distribution and transmission systems; could cause services disruptions or system failures; could adversely affect safety; could expose the Company, its customers or its employees to a risk of loss or misuse of information; could affect the ability to earn or collect revenue or correctly record, process and report financial information; and could result in increased costs, legal claims or proceedings, liability or regulatory penalties against the Company, damage the Company’s reputation or otherwise harm the Company’s business.

The long-term impact of terrorist attacks and cyber-attacks and the magnitude of the threat of future terrorist attacks and cyber-attacks on the utility and power generation industries in general, and on the Company in particular, cannot be known. Increased security measures to be taken by the Company as a precaution against possible terrorist attacks and cyber-attacks may result in increased costs to the Company. The Company must also comply with data privacy laws in each of the jurisdictions in which it operates. Certain data privacy laws and other cybersecurity regulations have expanded in recent years, leading to increased obligations, and fines for breaches of such laws and regulations have increased. The Company may incur additional costs to maintain compliance, or significant financial penalties, in the event of a breach.

The Company cannot accurately assess the probability that a security breach may occur or accurately quantify the potential impact of such an event. The Company provides no assurance that it will be able to identify, protect against and remedy all cybersecurity, physical security or system vulnerabilities or that unauthorized access or errors will be identified and remedied. Should a breach occur, the Company may suffer costs, losses, and damages, all or some of which may not be recoverable through insurance, legal, regulatory, or other processes, and could materially adversely affect the Company’s business and results of operations including its reputation with customers, regulators, governments, and financial markets. Resulting costs could include, among others, response, recovery (including ransom costs), and remediation costs, increased protection or insurance costs, and costs arising from damages and losses incurred by third parties.

Uncertainty surrounding continued hostilities or sustained military campaigns (including as a result of the conflict between Russia and Ukraine, and any associated sanctions imposed or actions taken by the United States, Canada or other countries or retaliatory measures by Russia) may affect operations of the Company in unpredictable ways, including

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disruptions of supplies and markets for products of the Company, and the possibility that the Company’s operations or facilities could be direct targets of, or indirect casualties of, an act of terror or cyber-security attack. The effects of hostilities, military campaigns or terrorist or cyber-security attacks could include disruption to the Company’s generation, transmission and distribution systems or to the electrical grid in general, and could result in a decline in the general economy and have a material adverse effect on the Company.

Technology Infrastructure Implementation Risk

The Company relies upon various information and operational technology infrastructure systems to carry out its business processes and operations. This subjects the Company to inherent costs and risks associated with maintaining, upgrading, replacing and changing information and operational technology systems. This includes impairment of its technology systems, potential disruption of operations, business process and internal control systems, substantial capital expenditures, demands on management time and other risks of delays, and difficulties in upgrading, transitioning and integrating technology systems.

AQN and certain of its subsidiaries are in the process of updating their technology infrastructure systems through the implementation of an integrated customer solution platform, which is expected to include customer billing, enterprise resource planning systems and asset management systems. The implementation of these systems is being managed by a dedicated team. Following successful pilot implementations, deployment began in 2022 and is expected to occur in a phased approach across the enterprise through 2024. The implementation of such technology systems will require the investment of significant financial and human resources. Disruptions, delays or deficiencies in the design, implementation, or operation of these technology systems or integration of these systems with other existing information technology or operations technology could: adversely affect the Company’s operations, including its ability to monitor its business, pay its suppliers, bill its customers, and report financial information accurately and on a timely basis; lead to higher than expected costs; lead to increased regulatory scrutiny or adverse regulatory consequences; or result in the failure to achieve the expected benefits. As a result, the Company’s operations, financial condition, cash flows and results of operations could be adversely affected.

Energy Consumption and Advancement in Technologies Risk

The Company’s generation, distribution and transmission assets are affected by energy and water demand, sales and operating costs, among other things, in the jurisdictions in which they operate. Demand, sales and operating costs may change as a result of, among other things, fluctuations in general economic conditions, energy and commodity prices, inflation, interest rates, employment levels, personal disposable income, customer preferences, advancements in new technologies, population or demographic changes and housing starts. Significantly reduced energy or water demand in the Company’s service territories could reduce capital spending forecasts, and specifically capital spending related to new customer growth. A reduction in capital spending could, in turn, affect the Company’s rate base and earnings growth. A downturn in economic conditions may have an adverse effect on the Company’s results of operations, financial condition and cash flows despite regulatory measures, where applicable, available to compensate for some or all of the reduced demand and increased costs, which recovery, if any, may lag costs incurred by the Company. In addition, an extended decline in economic conditions could make it more difficult for customers to pay for the utility services they consume, thereby affecting the aging and collection of the utilities’ trade receivables.

The emergence of initiatives designed to reduce greenhouse gas emissions and control or limit the effects of climate change has resulted in incentives and programs to increase energy efficiency and reduce water and energy consumption, including efforts to reduce the availability and reliance on natural gas. There may also be efforts to move to deregulation in certain of the markets in which the Regulated Services Group operates, which could adversely affect the Company’s business, financial condition and results of operations.

Significant technological advancements are taking place in the generation and utility industry, including advancements related to self-generation and distributed energy technologies such as fuel cells, micro turbines, battery storage, wind turbines, solar panels and technologies related to lower energy, natural gas and water use. Adoption of these and other technologies may increase as a result of government subsidies or policies, improving economics and changing customer preferences.

Increased adoption of these practices, requirements and technologies could reduce demand for utility-scale electricity generation and electric, water, and natural gas distribution, and as a result, the Company’s business, financial condition and results of operations could be adversely affected.

The Company may also invest in and use newly developed, less proven, technologies or generation methods in its development and construction projects or in maintaining or enhancing its existing operations and assets. There is no guarantee that such new technologies will perform as anticipated. The failure of a new technology or generation method to perform as anticipated may adversely affect the profitability of a particular development project or existing operations and assets.

Management Discussion & Analysis	63

The Regulated Services Group seeks to actively engage with regulators, governments and customers, as appropriate, in an effort to ensure these changes in consumption do not negatively impact the services provided.

Uninsured Risk

The Company maintains insurance coverage for certain exposures, but this coverage is limited and the Company is generally not fully insured against all significant losses. Insurance coverage for the Company is subject to policy conditions and exclusions, coverage limits, and various deductibles, and not all types of liabilities and losses may be covered by insurance. Further, certain assets and facilities of the Company are not fully insured, as the cost of the coverage is not economically viable or is not otherwise available. Insurance may not continue to be offered on an economically feasible basis, or at all, and may not cover all events that could give rise to a loss or claim involving the Company’s assets or operations. There can also be no assurance that insurers will fulfill their obligations. The Company’s ability to obtain and maintain insurance and the terms of any available insurance coverage could be materially adversely affected by international, national, state or local events and company-specific events, as well as the financial condition of insurers.

If the Company were to incur a serious uninsured loss or a loss significantly exceeding the limits of its insurance policies, the results could have a material adverse effect on the Company’s business, results of operations, financial condition and cash flows. In the event of a large uninsured loss, including those caused by severe weather conditions, natural disasters and certain other events beyond the control of the Regulated Services Group, the Company may make an application to an applicable regulatory authority for the recovery of these costs through customer rates to offset any loss. However, the Company cannot provide assurance that the regulatory authorities would approve any such application in whole or in part. This potential recovery mechanism is not available to the Renewable Energy Group.

QUARTERLY FINANCIAL INFORMATION

The following is a summary of unaudited quarterly financial information for the eight quarters ended December 31, 2022:

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
(all dollar amounts in $ millions except per share information)	2022	2022	2022	2022
Revenue	$733.2	$619.4	$664.6	$748.0
Net earnings (loss) attributable to shareholders	91.0	(33.4)	(195.2)	(74.4)
Net earnings (loss) per share	0.13	(0.05)	(0.29)	(0.11)
Diluted net earnings (loss) per share	0.13	(0.05)	(0.29)	(0.11)
Adjusted Net Earnings[1]	141.3	109.7	72.8	151.0
Adjusted Net Earnings per common share[1]	0.21	0.16	0.11	0.22
Adjusted EBITDA[1]	330.6	289.3	278.5	358.3
Total assets	17,669.9	17,737.9	17,653.3	17,627.6
Long term debt[2]	7,191.6	7,455.4	7,705.1	7,512.3
Dividend declared per common share	$0.17	$0.18	$0.18	$0.18

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
	2021	2021	2021	2021
Revenue	$633.6	$524.1	$524.4	$592.0
Net earnings (loss) attributable to shareholders	13.9	103.2	(27.9)	175.6
Net earnings (loss) per share	0.02	0.16	(0.05)	0.27
Diluted net earnings (loss) per share	0.02	0.16	(0.05)	0.26
Adjusted Net Earnings[1]	124.5	91.7	96.0	137.0
Adjusted Net Earnings per common share[1]	0.20	0.15	0.15	0.21
Adjusted EBITDA[1]	282.9	244.8	250.3	298.3
Total assets	15,286.1	16,453.7	16,699.0	16,797.5
Long term debt[2]	6,353.7	6,622.6	6,870.3	6,211.7
Dividend declared per common share	$0.16	$0.17	$0.17	$0.17

[1]	See Caution Concerning Non-GAAP Measures.

[2]	Includes current portion of long-term debt, long-term debt and convertible debentures.

The quarterly results are impacted by various factors including seasonal fluctuations and acquisitions of facilities as noted in this MD&A.

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Quarterly revenues have fluctuated between $524.1 million and $748.0 million over the prior two year period. A number of factors impact quarterly results including acquisitions, seasonal fluctuations, and winter and summer rates built into the PPAs. In addition, a factor impacting revenues year over year is the fluctuation in the strength of the Canadian dollar relative to the U.S. dollar which can result in significant changes in reported revenue from Canadian operations.

Quarterly net earnings attributable to shareholders have fluctuated between a loss of $195.2 million and earnings of $175.6 million over the prior two year period. Earnings have been significantly impacted by non-cash factors such as deferred tax recovery and expense, impairment of intangibles, property, plant and equipment and mark-to-market gains and losses on financial instruments.

SUMMARY FINANCIAL INFORMATION OF ATLANTICA

The Company owns an approximately 42% beneficial interest in Atlantica. AQN accounts for its interest in Atlantica using the fair value method (see Note 8(a) in the annual consolidated financial statements). The summary financial information of Atlantica in the following table is derived from the consolidated financial statements of Atlantica as of December 31, 2022 and 2021 and for the years then ended which are reported in U.S. dollars and were prepared using International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”). The recognition, measurement and disclosure requirements of IFRS differ from U.S. GAAP as applied by the Company.

(all dollar amounts in $ millions)	2022	2021
Revenue	$1,102.0	$1,211.7
Loss for the year	(2.1)	(10.9)
Total non-current assets	8,069.2	8,585.0
Total current assets	1,031.7	1,166.9
Total non-current liabilities	6,792.9	7,178.9
Total current liabilities	519.0	824.4

DISCLOSURE CONTROLS AND PROCEDURES

AQN’s management carried out an evaluation as of December 31, 2022, under the supervision of and with the participation of AQN’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of AQN’s disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). Based on that evaluation, the CEO and the CFO have concluded that as of December 31, 2022, AQN’s disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed by AQN in reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in rules and forms of the U.S. Securities and Exchange Commission, and is accumulated and communicated to management, including the CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

Management Report on Internal Controls over Financial Reporting

Management, including the CEO and the CFO, is responsible for establishing and maintaining internal control over financial reporting (as defined in Rules 13a-15(f) under the Exchange Act) to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

The Company’s internal control over financial reporting framework includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2022, based on the framework established in Internal Control - Integrated Framework (2013) issued by COSO. This assessment included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls, and a conclusion on this evaluation. Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2022 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial

Management Discussion & Analysis	65

statements for external reporting purposes in accordance with U.S. GAAP. Management reviewed the results of its assessment with the Audit Committee of the Board of Directors of AQN.

The Company acquired Liberty NY Water effective January 1, 2022. The financial information for this acquisition is included in this MD&A and in Note 3 to the annual consolidated financial statements. Liberty NY Water contributed $125.4 million in revenue and $21.8 million in operating income, representing approximately 5% and 4% of the Company’s consolidated revenue and operating income, respectively, for the year ended December 31, 2022. Liberty NY Water represented approximately 4% of the Company’s total consolidated assets, and 3% of the Company’s total consolidated liabilities, respectively, as of December 31, 2022. National Instrument 52-109 and the U.S. Securities and Exchange Commission provide an exemption whereby companies undergoing acquisitions can exclude the acquired business in the year of acquisition from the scope of testing and assessment of design and operational effectiveness of controls over financial reporting. Due to the complexity associated with assessing internal controls during integration efforts, the Company has utilized the scope exemption as it relates to this acquisition in its management report on internal controls over financial reporting for the year ending December 31, 2022.

Changes in Internal Controls over Financial Reporting

During the fiscal quarter ended December 31, 2022, there was a material change to the Company’s internal controls over financial reporting, as the Company updated certain of its technology infrastructure systems through the implementation of an integrated customer solution platform, customer billing, and enterprise resource planning systems across core business processes for the Company’s East Region regulated entities and processes in the corporate function. This change to the Company’s internal controls included an assessment of the necessary and appropriate processes and controls with a view to ensuring that the design and operation of controls remains effective over financial reporting.

Management assessed the design and operating effectiveness of the changed controls based on the same framework established in Internal Control - Integrated Framework (2013) issued by COSO as at and through December 31, 2022. Except as described above, there have been no further changes in the Company’s internal control over financial reporting that occurred that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Due to its inherent limitations, disclosure controls and procedures or internal control over financial reporting may not prevent or detect all misstatements based on error or fraud. Further, the effectiveness of internal control is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.

CRITICAL ACCOUNTING ESTIMATES AND POLICIES

AQN prepared its annual consolidated financial statements in accordance with U.S. GAAP. The preparation of the annual consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related amounts of revenues and expenses, and disclosure of contingent assets and liabilities. Significant areas requiring the use of management judgment relate to the scope of consolidated entities, the recoverability of assets, the measurement of deferred taxes and the recoverability of deferred tax assets, rate-regulation, unbilled revenue, pension and post-employment benefits, fair value of derivatives and fair value of assets and liabilities acquired in a business combination. Actual results may differ from these estimates.

AQN’s significant accounting policies and new accounting standards are discussed in Notes 1 and 2 in the annual consolidated financial statements, respectively. Management believes the following accounting policies involve the application of critical accounting estimates. Accordingly, these accounting estimates have been reviewed and discussed with the Audit Committee of the Board of Directors of AQN.

Consolidation and Variable Interest Entities

The Company uses judgment to assess whether its operations or investments represent variable interest entities (“VIEs”). In making these evaluations, management considers (a) the sufficiency of the investment’s equity at risk, (b) the existence of a controlling financial interest, and (c) the structure of any voting rights. In addition, management considers the specific facts and circumstances of each investment in a VIE when determining whether the Company is the primary beneficiary. The factors that management takes into consideration include the purpose and design of the VIE, the key decisions that affect its economic performance, whether the parties to the arrangements are related parties or de facto agents of the Company, and whether the Company has the power to direct the activities that would most significantly affect the economic performance of the VIE. Management’s judgment is also required to determine whether the Company has the right to receive benefits or the obligation to absorb losses of the VIE. Based on the judgments made, the Company will consolidate the VIE if it determines that it is the primary beneficiary.

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66	2022 Annual Report

Estimated Useful Lives and Recoverability of Long-Lived Assets, Intangibles Assets, Goodwill and Long-term Investments

The Company makes judgments (a) to determine the recoverability of a development project, and the period over which the costs are capitalized during the development and construction of the project, (b) to assess the nature of the costs to be capitalized, (c) to distinguish individual components and major overhauls, and (d) to determine the useful lives or unit-of-production over which assets are depreciated.

Depreciation rates on most utility assets are subject to regulatory review and approval, and depreciation expense is recovered through rates set by ratemaking authorities. The recovery of those costs is dependent on the ratemaking process.

The carrying value of long-lived assets, intangible assets, goodwill and long-term investments, is reviewed whenever events or changes in circumstances indicate that such carrying values may not be recoverable, and at least annually for goodwill. Equity method investments are reviewed to determine whether an other-than-temporary decline in value has occurred and an impairment exists. Some of the factors AQN considers as indicators of impairment include a significant change in operational or financial performance, unexpected outcome from rate orders, natural disasters, energy pricing and changes in regulation. When such events or circumstances are present, the Company assesses whether the carrying value will be recovered through the expected future cash flows. If the facility includes goodwill, the fair value of the facility is compared to its carrying value. Both methodologies are sensitive to the forecasted cash flows and in particular energy prices, long-term growth rate and, discount rate for the fair value calculation.

In 2022 and 2021, management assessed qualitative and quantitative factors for each of the reporting units that were allocated goodwill. No goodwill impairment provision was required. During the fourth quarter of 2022, the Company recorded an impairment charge of $235.5 million to reduce the carrying value of its investment in the Texas Coastal Wind Facilities and the carrying value of the Senate Wind Facility which began commercial operations in 2012. These impaired assets operate within the ERCOT market, and the 2022 Impairment recorded is primarily due to declining forecasted energy prices in ERCOT for the Senate Wind Facility and continued challenges with congestion at the Texas Costal Wind Facilities. The Company determined fair value using an income approach. Changes in assumptions of revenue forecasts, driven by expected production, basis difference and resulting spot prices, projected operating and capital expenditures would affect the estimated fair value.

Valuation of Deferred Tax Assets

In assessing the realization of deferred tax assets, management aims to consider all evidence, both positive and negative, to determine whether it is more likely than not that deferred tax assets will be realized. A piece of objective evidence evaluated is cumulative earnings or losses incurred over the three-year period. Even with a cumulative loss, management will typically review a forecast of future taxable income and consider tax planning strategies before making its final assessment.

Primarily as a result of the 2022 Impairment, the U.S. entities in the Renewable Energy Group, which have historically been in an overall deferred tax liability position, were in an overall deferred tax asset position as at December 31, 2022. In the course of assessing the U.S. deferred tax assets in the Renewable Energy Group, management concluded that, during the fourth quarter of 2022, it was no longer probable that the Renewable Energy Group would generate sufficient taxable income to realize the benefit of the deferred tax assets of such group. Management’s conclusion is based on the balance of all available positive and negative evidence applicable to the Renewable Energy Group, including material impairment charges recorded on certain assets, insufficient taxable temporary differences to allow the full utilization of the deferred tax asset, insufficient forecasted taxable income and a historical 3-year cumulative loss position. The amount of the deferred tax asset considered realizable could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight is given to subjective evidence such as management projections for growth.

Accounting for Rate Regulation

Accounting guidance for regulated operations provides that rate-regulated entities account for and report assets and liabilities consistent with the recovery of those incurred costs in rates if the rates established are designed to recover the costs of providing the regulated service and if the competitive environment makes it probable that such rates can be charged and collected. This accounting guidance is applied to the Regulated Services Group’s operations, with the exception of ESSAL.

Certain expenses and revenues subject to utility regulation or rate determination normally reflected in income are deferred on the balance sheet as regulatory assets or liabilities and are recognized in income as the related amounts are included in service rates and recovered from or refunded to customers. Regulatory assets and liabilities are recorded when it is probable that these items will be recovered or reflected in future rates. Determining probability requires significant judgment on the part of management and includes, but is not limited to, consideration of testimony presented in regulatory hearings, proposed regulatory decisions, final regulatory orders and industry practice. If events were to occur that would

Management Discussion & Analysis	67

make the recovery of these assets and liabilities no longer probable, these regulatory assets and liabilities would be required to be written off or written down.

Unbilled Energy Revenues

Revenues related to natural gas, electricity and water delivery are generally recognized upon delivery to customers. The determination of customer billings is based on a systematic reading of meters throughout the month. At the end of each month, amounts of natural gas, energy or water provided to customers since the date of the last meter reading are estimated, and the corresponding unbilled revenue is recorded. Factors that can impact the estimate of unbilled energy include, but are not limited to, seasonal weather patterns compared to normal, total volumes supplied to the system, line losses, economic impacts, and composition of customer classes. Estimates are reversed in the following month and actual revenue is recorded based on subsequent meter readings.

Derivatives

AQN uses derivative instruments to manage exposure to changes in commodity prices, foreign exchange rates, and interest rates. Management’s judgment is required to determine if a transaction meets the definition of a derivative and, if it does, whether the normal purchases and sales exception applies or whether individual transactions qualify for hedge accounting treatment. Management’s judgment is also required to determine the fair value of derivative transactions. AQN determines the fair value of derivative instruments based on forward market prices in active markets obtained from external parties adjusted for nonperformance risk. A significant change in estimate could affect AQN’s results of operations if the hedging relationship was considered no longer effective.

Pension and Post-employment Benefits

The obligations and related costs of defined benefit pension and post-employment benefit plans are calculated using actuarial concepts, which include critical assumptions related to the discount rate, mortality rate, compensation increase, expected rate of return on plan assets and medical cost trend rates. These assumptions are important elements of expense and/or liability measurement and are updated on an annual basis, or upon the occurrence of significant events. The mortality assumption for December 31, 2022 uses the Pri-2012 mortality table and the projected generationally scale MP-2021, adjusted to reflect the ultimate improvement rates in the 2021 Social Security Administration intermediate assumptions for plans in the United States. The mortality assumption for the Bermuda plan as of December 31, 2022 uses the 2014 Canadian Pensioners’ Mortality Table combined with mortality improvement scale CPM-B.

The sensitivities of key assumptions used in measuring accrued benefit obligations and benefit plan cost for 2022 are outlined in the following table. They are calculated independently of each other. Actual experience may result in changes in a number of assumptions simultaneously. The types of assumptions and method used to prepare the sensitivity analysis has not changed from previous periods and is consistent with the calculation of the retirement benefit obligations and net benefit plan cost recognized in the consolidated financial statements.

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68	2022 Annual Report

	2022 Pension Plans		2022 OPEB Plans
			Accumulated
	Accrued		Postretirement	Net Periodic
	Benefit	Net Periodic	Benefit	Postretirement
(all dollar amounts in $ millions)	Obligation	Pension Cost	Obligation	Benefit Cost
Discount Rate
1% increase	(53.4)	(2.2)	(24.7)	(2.2)
1% decrease	63.8	6.3	30.6	4.4
Future compensation rate
1% increase	1.9	1.8	—	—
1% decrease	(1.7)	(1.7)	—	—
Expected return on plan assets
1% increase	—	(6.6)	—	(1.8)
1% decrease	—	6.6	—	1.8
Health care trend
1% increase	—	—	28.7	7.0
1% decrease	—	—	(23.5)	(4.2)

Business Combinations

The Company has completed a number of business combinations in the past few years. Management’s judgment is required to estimate the purchase price, to identify and to fair value all assets and liabilities acquired. The determination of the fair value of assets and liabilities acquired is based upon management’s estimates and certain assumptions generally included in a present value calculation of the related cash flows.

Acquired assets and liabilities assumed that are subject to critical estimates include property, plant and equipment, regulatory assets and liabilities, intangible assets, long-term debt and pension and OPEB obligations. The fair value of regulated property, plant and equipment is assessed using an income approach where the estimated cash flows of the assets are calculated using the approved tariff and discounted at the approved rate of return. The fair value of regulatory assets and liabilities considers the estimated timing of the recovery or refund to customers through the rate making process. The fair value of intangible assets is assessed using a multi-period excess earnings method. The fair value of long-term debt is determined using a discounted cash flow method and current interest rates. The pension and OPEB obligations are valued by external actuaries using the guidelines of ASC 805, Business combinations.

Management Discussion & Analysis	69

Consolidated Financial Statements of

Algonquin Power & Utilities Corp.

For the years ended December 31, 2022 and 2021

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70	2022 Annual Report

MANAGEMENT’S REPORT

Financial Reporting

The accompanying consolidated financial statements and management discussion and analysis (“MD&A”) are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in accordance with U.S. generally accepted accounting principles. Financial statements by nature include amounts based upon estimates and judgments. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances.

The Board of Directors and its committees are responsible for all aspects related to governance of the Company. The Audit Committee of the Board of Directors, composed of directors who are unrelated and independent, has a specific responsibility to oversee management’s efforts to fulfill its responsibilities for financial reporting and internal controls related thereto. The Committee meets with management and independent auditors to review the consolidated financial statements and the internal controls as they relate to financial reporting. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the consolidated financial statements for issuance to the shareholders.

Internal Control over Financial Reporting

Management is also responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles.

The Company acquired New York American Water Company, Inc (subsequently renamed Liberty Utilities (New York Water) Corp. (“Liberty NY Water”)) effective January 1, 2022. The financial information for this acquisition is included in the MD&A and in Note 3 to the consolidated financial statements. Liberty NY Water contributed $125,370 in revenue and $21,776 operating income, representing approximately 5% and 4% of the Company’s consolidated revenue and operating income, respectively, for the year ended December 31, 2022. Liberty NY Water represented approximately 4% of the Company’s total consolidated assets, and 3% of the Company’s total consolidated liabilities, respectively, as of December 31, 2022. National Instrument 52-109 and the U.S. Securities and Exchange Commission provide an exemption whereby companies undergoing acquisitions can exclude the acquired business in the year of acquisition from the scope of testing and assessment of design and operational effectiveness of controls over financial reporting. Due to the complexity associated with assessing internal controls during integration efforts, the Company has utilized the scope exemption as it relates to this acquisition in its conclusion on internal controls over financial reporting for the year ending December 31, 2022.

During the fiscal quarter ended December 31, 2022, there was a material change to the Company’s internal controls over financial reporting, as the Company updated certain of its technology infrastructure systems through the implementation of an integrated customer solution platform, customer billing, and enterprise resource planning systems across core business processes for the Company’s East Region regulated entities and processes in the corporate function. This change to the Company’s internal controls included an assessment of the necessary and appropriate processes and controls with a view to ensuring that the design and operation of controls remains effective over financial reporting.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2022, based on the framework established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2022. Ernst & Young LLP, the independent registered public accounting firm that audited the accompanying consolidated financial statements has issued its attestation report on the Company’s internal control over financial reporting,

March 17, 2023

/s/ Arun Banskota	/s/ Darren Myers
Chief Executive Officer	Chief Financial Officer

Management’s Report	71

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of Algonquin Power & Utilities Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Algonquin Power & Utilities Corp. (the “Company”), as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income, equity and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2022, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 17, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the US federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

ALGONQUIN | LIBERTY
72	2022 Annual Report

Regulatory assets and liabilities—Recovery of costs through rate regulation
Description of the Matter

As described in Note 7 to the consolidated financial statements, the Company has approximately $1.27 billion in regulatory assets and approximately $628.2 million in regulatory liabilities that are subject to regulation by the public utility commissions of the regions in which they operate. Rates are determined under cost of service regulation. The regulation of rates is premised on the full recovery of prudently incurred costs and a reasonable rate of return on assets or common shareholder’s equity. Regulatory decisions can have an impact on the timely recovery of costs and the approved returns. The recoverability of such costs through rate-regulation impacts multiple financial statement line items and disclosures, including property, plant, and equipment, regulatory assets and liabilities, derivative instruments, pension and other post-employment benefit obligation, regulated electricity, gas and water distribution revenues and the corresponding expenses, income tax expense, and depreciation and amortization expense.

Although the Company expects to recover its costs from customers through rates, there is a risk that the respective regulator will not approve full recovery of the costs incurred. Auditing the recoverability of these costs through rates is complex and highly judgmental due to the significant judgments and probability assessments made by the Company to support its accounting and disclosure for regulatory matters when final regulatory decisions or orders have not yet been obtained or when regulatory formulas are complex. There is also subjectivity involved in assessing the potential impact of future regulatory decisions on the financial statements. The Company’s judgments include evaluating the probability of recovery of and recovery on costs incurred, or probability of refund to customers through future rates.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s evaluation of the likelihood of recovery of regulatory assets and refund of regulatory liabilities, including management’s controls over the initial recognition and the monitoring and evaluation of regulatory developments that may affect the likelihood of recovering costs in future rates, a refund, or future changes in rates.

We performed audit procedures that included, amongst others, evaluating the Company’s assessment of the probability of future recovery for regulatory assets and refund of regulatory liabilities, by comparison to the relevant regulatory orders, filings and correspondence, and other publicly available information including past precedents. For regulatory matters for which regulatory decisions or orders have not yet been obtained, we inspected the Company’s filings for any evidence that might contradict the Company’s assertions, and reviewed other regulatory orders, filings and correspondence for other entities within the same or similar jurisdictions to assess the likelihood of recovery in future rates based on the respective regulator’s treatment of similar costs under similar circumstances. We evaluated the Company’s analysis and compared that analysis with letters from legal counsel, when appropriate, regarding cost recoveries or future changes in rates. We also assessed the methodology and mathematical accuracy of the Company’s calculations of regulatory asset and liability balances based on provisions and formulas outlined in rate orders and other correspondence with regulators.

Management’s Report	73

Impairment of Long-lived Assets
Description of the Matter

As of December 31, 2022, the Company’s property, plant and equipment and finite-life intangible assets (collectively, long-lived assets) have an aggregate net book value of approximately $12 billion. As described in Note 1 to the consolidated financial statements, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of those assets may not be recoverable. Indicators of impairment may include a deteriorating business climate, including, but not limited to, declines in energy prices, or plans to dispose of a long-lived asset significantly before the end of its useful life. Management determines if long-lived assets are potentially impaired by comparing the undiscounted expected future cash flows to the carrying value when indicators of impairment exist. When the undiscounted cash flow analysis indicates a long-lived asset or asset group may not be recoverable, the amount of the impairment loss is determined by measuring the excess of the carrying amount of the long-lived asset or asset group over its fair value. In 2022, as disclosed in Note 5 to the consolidated financial statements, the Company recognized an asset impairment charge of $159.6 million, related to the Company’s Renewable Energy Group.

Auditing the Company’s valuation of long-lived assets involved significant judgment to assess the recoverability and the fair value of these long-lived assets. The fair value analysis is primarily based on the income approach using significant assumptions that included the revenue forecasts driven by expected production, expected energy prices, and projected operating and capital expenditures and the discount rate, which were forward-looking and based upon expectations about future economic and market conditions.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company’s controls over the identification of impairment indicators and valuation of the long-lived asset, including management’s review controls of the valuation model, the significant assumptions used to develop the estimates, and the completeness and accuracy of the data used in the valuations.

When testing the impairment analyses for the Renewable Energy Group, our audit procedures included, among others, obtaining an understanding of management’s strategic view of the facilities given market conditions, evaluating management’s assessment of the lowest level of identifiable cash flows, assessing the appropriateness of the methodology, testing the significant assumptions discussed above, testing the computational accuracy of the valuation model and testing the completeness and accuracy of the underlying data used by the Company in its analyses. We also performed audit procedures that included, among others, assessing the expected production through corroboration with third party engineering reports and historical trends. We assessed the projected operating expenditures by comparison to historical data and third party operating and maintenance agreements.

With support of our valuation specialists, we assessed the projected capital expenditures by comparison to historical data and corroboration with independent market data and assessed the estimates of expected energy prices by comparison to historical data, executed power purchase agreements, and to relevant market curves. We also involved our valuation specialists in the evaluation of the discount rates, which included consideration of benchmark interest rates, geographic location and whether the asset is contracted or uncontracted. We also performed sensitivity analyses on significant assumptions to evaluate the changes in the fair value of the long-lived assets that would result from changes in the significant assumptions.

ALGONQUIN | LIBERTY

74	2022 Annual Report

Impairment of long-term investment in Texas Coastal Wind Facilities
Description of the Matter

As described in Note 8 to the consolidated financial statements, the balance of the Company’s equity method investment in Texas Coastal Wind Facilities, was $206.8 million as of December 31, 2022. Management periodically evaluates its equity method investments to determine whether an other-than-temporary decline in value has occurred and an impairment exists. Management determined that primarily as a result of continued challenges with congestion at the facilities, the carrying value of the interest in the Texas Coastal Wind Facilities required testing for an other-than-temporary impairment. Management assessed whether the fair value of its investment in Texas Coastal Wind Facilities had declined below its carrying value on an other-than-temporary basis in the fourth quarter of 2022. In the fourth quarter of 2022, as disclosed in Note 8 to the consolidated financial statements, the Company recorded an impairment charge of $75.9 million.

Auditing the Company’s impairment assessment for Texas Coastal Wind Facilities was complex and required a high degree of auditor judgment, as the valuation included subjective estimates and assumptions in determining the estimated fair value of the investment. The fair value analysis is primarily based on the income approach using significant assumptions that included the expected revenue driven by production, expected energy prices, and projected operating and capital expenditures and the discount rate, which were forward-looking and based upon expectations about future economic and market conditions.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company’s controls over the equity method investment impairment review process, including management’s review controls of the valuation model, the significant assumptions used to develop the estimates, and the completeness and accuracy of the data used in the valuations.

When testing the impairment analyses for Texas Coastal Wind Facilities, our audit procedures included, among others, assessing the appropriateness of the methodology, testing the significant assumptions discussed above, testing the computational accuracy of the valuation model and testing the completeness and accuracy of the underlying data used by the Company in its analyses. We also performed audit procedures that included, among others, assessing the expected production through corroboration with third party engineering reports and historical trends. We assessed the projected operating expenditures by comparison to historical data and third party operating and maintenance agreements.

With support of our valuation specialists, we assessed the projected capital expenditures by comparison to historical data and corroboration with independent market data and assessed the expected energy prices by comparison to historical data, executed power purchase agreements, and relevant market curves. We also involved our valuation specialists in the evaluation of the discount rates, which included consideration of benchmark interest rates, geographic location and whether the asset is contracted or uncontracted. We also performed sensitivity analyses on significant assumptions to evaluate the changes in the fair value of the investment that would result from changes in the significant assumptions.

/s/ Ernst & Young LLP

Chartered Professional Accountants

Licensed Public Accountants

We have served as the Company’s auditor since 2013.

Toronto, Canada

March 17, 2023

Management’s Report	75

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of Algonquin Power & Utilities Corp.

Opinion on Internal Control over Financial Reporting

We have audited Algonquin Power & Utilities Corp.’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”). In our opinion, Algonquin Power & Utilities Corp. (“the Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

As indicated in the Management Report on Internal Controls over Financial Reporting section contained in the accompanying Management Discussion and Analysis, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Liberty Utilities (New York Water) Corp. (“Liberty NY Water”), which is included in the 2022 consolidated financial statements of the Company and constituted 4% of the Company’s total consolidated assets and 3% of the Company’s total consolidated liabilities, respectively as of December 31, 2022, and 5% and 4% of the Company’s consolidated revenue and operating income, respectively, for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Liberty NY Water.

We also have audited, in accordance with the standards of the Public Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income, equity and cash flows for the years then ended, and the related notes, and our report dated March 17, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the Management Report on Internal Controls over Financial Reporting section contained in the accompanying Management Discussion and Analysis. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

March 17, 2023

ALGONQUIN | LIBERTY

76	2022 Annual Report

Algonquin Power & Utilities Corp.

Consolidated Statements of Operations

(thousands of U.S. dollars, except per share amounts)	Year ended December 31
	2022	2021
Revenue
Regulated electricity distribution	$1,277,409	$1,183,399
Regulated natural gas distribution	686,744	525,897
Regulated water reclamation and distribution	364,383	234,875
Non-regulated energy sales	350,939	256,633
Other revenue	85,680	73,338
	2,765,155	2,274,142
Expenses
Operating expenses	851,489	702,128
Regulated electricity purchased	465,570	475,764
Regulated natural gas purchased	340,792	194,174
Regulated water purchased	18,308	12,664
Non-regulated energy purchased	41,826	31,313
Administrative expenses	80,232	66,726
Depreciation and amortization	455,520	402,963
Asset impairment charge (note 5)	159,568	—
Loss on foreign exchange	13,833	4,371
	2,427,138	1,890,103
Gain on sale of renewable assets (notes 3(a) and 16(c))	64,028	29,063
Operating income	402,045	413,102
Interest expense	(278,574)	(209,554)
Fair value change, income (loss) and impairment charge on long-term investments (note 8)	(465,206)	(26,457)
Other net losses (note 19)	(21,391)	(22,949)
Pension and other post-employment non-service costs (note 10)	(10,950)	(16,313)
Gain on derivative financial instruments (note 24(b)(iv))	4,408	4,403
	(771,713)	(270,870)
Income (loss) before income taxes	(369,668)	142,232
Income tax recovery (expense) (note 18)
Current	(7,843)	(7,237)
Deferred	69,356	50,662
	61,513	43,425
Net earnings (loss)	(308,155)	185,657
Net effect of non-controlling interests (note 17)
Non-controlling interests	111,323	89,637
Non-controlling interests held by related party	(15,157)	(10,435)
	$96,166	$79,202
Net earnings (loss) attributable to shareholders of Algonquin Power & Utilities Corp.	$(211,989)	$264,859
Preferred shares, Series A and preferred shares, Series D dividend (note 15)	8,720	9,003
Net earnings (loss) attributable to common shareholders of Algonquin Power & Utilities Corp.	$(220,709)	$255,856
Basic and diluted net earnings (loss) per share (note 20)	$(0.33)	$0.41

See accompanying notes to consolidated financial statements

Consolidated Financial Statements	77

Algonquin Power & Utilities Corp.

Consolidated Statements of Comprehensive Income

	Year ended
(thousands of U.S. dollars)	December 31
	2022	2021
Net earnings (loss)	$(308,155)	$185,657
Other comprehensive income (loss) (“OCI”):
Foreign currency translation adjustment, net of tax expense of $2,423 and recovery of $3,219, respectively (notes 24(b)(iii) and 24(b)(iv))	(23,502)	(30,270)
Change in fair value of cash flow hedges, net of tax expense of $20,644 and recovery of $22,077, respectively (note 24(b)(ii))	(94,295)	(54,331)
Change in pension and other post-employment benefits, net of tax expense of $8,330 and $9,176, respectively (note 10)	27,761	42,051
OCI, net of tax	(90,036)	(42,550)
Comprehensive income (loss)	(398,191)	143,107
Comprehensive loss attributable to the non-controlling interests	(97,816)	(78,953)
Comprehensive income (loss) attributable to shareholders of Algonquin Power & Utilities Corp.	$(300,375)	$222,060

See accompanying notes to consolidated financial statements

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78	2022 Annual Report

Algonquin Power & Utilities Corp.

Consolidated Balance Sheets

(thousands of U.S. dollars)
	December 31,	December 31,
	2022	2021
ASSETS

Current assets:
Cash and cash equivalents	$57,623	$125,157
Trade and other receivables, net (note 4)	528,057	403,426
Fuel and natural gas in storage	95,350	74,209
Supplies and consumables inventory	129,571	103,552
Regulatory assets (note 7)	190,393	158,212
Prepaid expenses	58,653	54,548
Derivative instruments (note 24)	12,270	3,486
Other assets (note 11)	22,564	16,153
	1,094,481	938,743
Property, plant and equipment, net (note 5)	11,944,885	11,042,446
Intangible assets, net (note 6)	96,683	105,116
Goodwill (note 6)	1,320,579	1,201,244
Regulatory assets (note 7)	1,081,108	1,009,413
Long-term investments (note 8)
Investments carried at fair value	1,344,207	1,848,456
Other long-term investments	462,325	495,826
Derivative instruments (note 24)	71,630	17,136
Deferred income taxes (note 18)	84,416	31,595
Other assets (note 11)	127,299	107,528
	$17,627,613	$16,797,503

See accompanying notes to consolidated financial statements

Consolidated Financial Statements	79

Algonquin Power & Utilities Corp.

Consolidated Balance Sheets (continued)

(thousands of U.S. dollars)
	December 31, 2022	December 31, 2021
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$186,080	$185,291
Accrued liabilities	555,792	428,733
Dividends payable (note 15)	125,655	114,544
Regulatory liabilities (note 7)	69,865	65,809
Long-term debt (note 9)	423,274	356,397
Other long-term liabilities (note 12)	134,212	167,908
Derivative instruments (note 24)	32,491	38,569
Other liabilities	7,091	7,461
	1,534,460	1,364,712
Long-term debt (note 9)	7,088,743	5,854,978
Regulatory liabilities (note 7)	558,317	510,380
Deferred income taxes (note 18)	565,639	530,187
Derivative instruments (note 24)	137,830	81,676
Pension and other post-employment benefits obligation (note 10)	125,579	238,054
Other long-term liabilities (note 12)	461,230	515,911
	8,937,338	7,731,186
Redeemable non-controlling interests (note 17)
Redeemable non-controlling interest, held by related party	307,856	306,537
Redeemable non-controlling interests	11,520	12,989
	319,376	319,526
Equity:
Preferred shares	184,299	184,299
Common shares (note 13(a))	6,183,943	6,032,792
Additional paid-in capital	9,413	2,007
Deficit	(997,945)	(288,424)
Accumulated other comprehensive loss (“AOCI”) (note 14)	(160,063)	(71,677)
Total equity attributable to shareholders of Algonquin Power & Utilities Corp.	5,219,647	5,858,997
Non-controlling interests (note 17)
Non-controlling interests - tax equity partnership units	1,225,608	1,377,117
Other non-controlling interests	333,362	64,807
Non-controlling interest, held by related party	57,822	81,158
	1,616,792	1,523,082
Total equity	6,836,439	7,382,079
Commitments and contingencies (note 22)
Subsequent events (notes 3(b), 7, 9(a), 9(d) and 13(a))
	$17,627,613	$16,797,503

See accompanying notes to consolidated financial statements

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80	2022 Annual Report

Algonquin Power & Utilities Corp.

Consolidated Statement of Equity

(thousands of U.S. dollars)

For the year ended December 31, 2022

Algonquin Power & Utilities Corp. Shareholders
	Common shares	Preferred shares	Additional paid-in capital	Retained earnings (deficit)	AOCI	Non- controlling interests	Total
Balance, December 31, 2021	$6,032,792	$184,299	$2,007	$(288,424)	$(71,677)	$1,523,082	$7,382,079

Net loss	—	—	—	(211,989)	—	(96,166)	(308,155)

Effect of redeemable non-controlling interests not included in equity (note 17)	—	—	—	—	—	(8,859)	(8,859)

OCI	—	—	—	—	(88,386)	(1,650)	(90,036)

Dividends declared and distributions to non-controlling interests	—	—	—	(396,965)	—	(61,063)	(458,028)

Dividends and issuance of shares under dividend reinvestment plan	97,801	—	—	(97,801)	—	—	—

Contributions received from non-controlling interests, net of cost	—	—	—	—	—	273,697	273,697

Common shares issued upon conversion of convertible debentures	6	—	—	—	—	—	6

Common shares issued upon public offering, net of tax effected cost	38,227	—	—	—	—	—	38,227

Common shares issued under employee share purchase plan	5,319	—	—	—	—	—	5,319

Share-based compensation	—	—	14,849	—	—	—	14,849

Common shares issued pursuant to share-based awards	9,798	—	(14,743)	(2,766)	—	—	(7,711)

Repurchase of non-controlling interest (note 17)	—	—	7,300	—	—	(12,249)	(4,949)
Balance, December 31, 2022	$6,183,943	$184,299	$9,413	$(997,945)	$(160,063)	$1,616,792	$6,836,439

See accompanying notes to consolidated financial statements

Consolidated Financial Statements	81

Algonquin Power & Utilities Corp.

Consolidated Statement of Equity (continued)

(thousands of U.S. dollars)

For the year ended December 31, 2021

Algonquin Power & Utilities Corp. Shareholders
	Common shares	Preferred shares	Additional paid-in capital	Deficit	AOCI	Non- controlling interests	Total
Balance, December 31, 2020	$4,935,304	$184,299	$60,729	$45,753	$(22,507)	$458,612	$5,662,190

Net earnings (loss)	—	—	—	264,859	—	(79,202)	185,657

Effect of redeemable non-controlling interests not included in equity (note 17)	—	—	—	—	—	(4,866)	(4,866)

OCI	—	—	—	—	(42,799)	249	(42,550)

Dividends declared and distributions to non-controlling interests	—	—	—	(339,531)	—	(30,609)	(370,140)

Dividends and issuance of shares under dividend reinvestment plan	92,495	—	—	(92,495)	—	—	—

Contributions received from non-controlling interests, net of cost	—	—	6,919	—	(6,371)	1,149,757	1,150,305

Common shares issued upon conversion of convertible debentures	16	—	—	—	—	—	16

Common shares issued upon public offering, net of tax effected cost	988,886	—	—	—	—	—	988,886

Contract adjustment payments	—	—	(62,240)	(160,138)	—	—	(222,378)

Common shares issued under employee share purchase plan	5,108	—	—	—	—	—	5,108

Share-based compensation	—	—	10,036	—	—	—	10,036

Common shares issued pursuant to share-based awards	10,983	—	(13,437)	(6,872)	—	—	(9,326)

Non-controlling interest assumed on asset acquisition (note 3(d))	—	—	—	—	—	29,141	29,141
Balance, December 31, 2021	$6,032,792	$184,299	$2,007	$(288,424)	$(71,677)	$1,523,082	$7,382,079

See accompanying notes to consolidated financial statements

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82	2022 Annual Report

Algonquin Power & Utilities Corp.

Consolidated Statements of Cash Flows

(thousands of U.S. dollars)	Year ended December 31
	2022	2021
Cash provided by (used in):
Operating activities
Net earnings (loss)	$(308,155)	$185,657
Adjustments and items not affecting cash:
Depreciation and amortization	455,520	402,963
Deferred taxes	(69,356)	(50,662)
Initial value and unrealized loss (gain) on derivative financial instruments	2,462	(5,609)
Share-based compensation	10,920	8,395
Cost of equity funds used for construction purposes	(1,896)	(637)
Change in value of investments carried at fair value	499,125	122,419
Pension and post-employment expense lower than contributions	(15,329)	(14,146)
Distributions received from equity investments, net of income	23,829	29,818
Impairment of assets	235,478	—
Other	8,116	1,290
Net change in non-cash operating items (note 23)	(221,618)	(522,022)
	619,096	157,466
Financing activities
Increase in long-term debt	16,825,796	12,834,047
Repayments of long-term debt	(15,461,078)	(12,895,091)
Issuance of common shares, net of costs	43,546	985,619
Cash dividends on common shares	(378,597)	(307,115)
Dividends on preferred shares	(8,720)	(9,003)
Contributions from non-controlling interests and redeemable non-controlling interests	272,515	1,125,548
Production-based cash contributions from non-controlling interest	6,182	4,832
Distributions to non-controlling interests, related party (note 17)	(34,816)	(28,007)
Distributions to non-controlling interests	(43,919)	(12,830)
Payments upon settlement of derivatives	(28,913)	(33,782)
Shares surrendered to fund withholding taxes on exercised share options	(4,667)	(3,372)
Acquisition of non-controlling interest	(1,580)	—
Increase in other long-term liabilities	19,324	62,000
Decrease in other long-term liabilities	(94,837)	(49,130)
	1,110,236	1,673,716
Investing activities
Additions to property, plant and equipment and intangible assets	(1,089,024)	(1,345,045)
Increase in long-term investments	(221,281)	(622,320)
Acquisitions of operating entities (note 3(c))	(632,797)	—
Increase in other assets	(26,527)	(43,306)
Receipt of principal on development loans receivable	178,300	206,319
Decrease in long-term investments	2,920	220
Other proceeds	—	6,023
	(1,788,409)	(1,798,109)
Effect of exchange rate differences on cash and restricted cash	(1,127)	(1,702)
Increase (decrease) in cash, cash equivalents and restricted cash	(60,204)	31,371
Cash, cash equivalents and restricted cash, beginning of year	161,389	130,018
Cash, cash equivalents and restricted cash, end of year	$101,185	$161,389

Consolidated Financial Statements	83

Algonquin Power & Utilities Corp.

Consolidated Statements of Cash Flows (continued)

(thousands of U.S. dollars)	Year ended December 31
	2022	2021
Supplemental disclosure of cash flow information:
Cash paid during the year for interest expense	$272,734	$219,025
Cash paid during the year for income taxes	$10,962	$5,019
Cash received during the year for distributions from equity investments	$112,951	$112,309

Non-cash financing and investing activities:
Property, plant and equipment acquisitions in accruals	$120,819	$103,427
Issuance of common shares under dividend reinvestment plan and share-based compensation plans	$112,918	$108,586
Property, plant and equipment, intangible assets and accrued liabilities in exchange of note receivable	$90,700	$90,821
See accompanying notes to consolidated financial statements

ALGONQUIN | LIBERTY

84	2022 Annual Report

Algonquin Power & Utilities Corp.

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

(in thousands of U.S. dollars, except as noted and per share amounts)

Algonquin Power & Utilities Corp. (“AQN” or the “Company”) is an incorporated entity under the Canada Business Corporations Act. AQN’s operations are organized across two primary business units consisting of the Regulated Services Group and the Renewable Energy Group. The Regulated Services Group owns and operates a portfolio of regulated electric, water distribution and wastewater collection, and natural gas utility systems and transmission operations in the United States, Canada, Bermuda and Chile; the Renewable Energy Group owns and operates, or has investments in, a diversified portfolio of non-regulated renewable and thermal energy generation assets.

1.	Significant accounting policies

(a)	Basis of preparation

The accompanying consolidated financial statements and notes have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and follow disclosure required under Regulation S-X provided by the U.S. Securities and Exchange Commission.

(b)	Basis of consolidation

The accompanying consolidated financial statements of AQN include the accounts of AQN, its wholly owned subsidiaries and variable interest entities (“VIEs”) where the Company is the primary beneficiary (note 1(m)). Intercompany transactions and balances have been eliminated. Interests in subsidiaries owned by third parties are included in non-controlling interests (note 1(s)).

(c)	Business combinations, intangible assets and goodwill

The Company accounts for acquisitions of entities or assets that meet the definition of a business as business combinations. Business combinations are accounted for using the acquisition method. Assets acquired and liabilities assumed are measured at their fair value at the acquisition date, except for deferred income taxes, which are accounted for as described in note 1(v). Acquisition costs are expensed in the period incurred. When the set of activities does not represent a business, the transaction is accounted for as an asset acquisition and includes acquisition costs.

Intangible assets acquired are recognized separately at fair value if they arise from contractual or other legal rights or are separable. Power sales contracts are amortized on a straight-line basis over the remaining term of the contract ranging from 6 to 25 years from the date of acquisition. Interconnection agreements are amortized on a straight-line basis over their estimated life of 40 years. The majority of the Company’s customer relationships are amortized on a straight-line basis over their estimated lives of 25 to 40 years. Certain customer relationships and water rights in Chile as well as brand names are considered indefinite-lived intangibles and are not amortized, but assessed annually for indicators of impairment. Miscellaneous intangibles include renewable energy credits that are purchased by the Company’s electric utilities to satisfy renewable portfolio standard obligations. These intangibles are not amortized but are derecognized when remitted to the respective state authority to satisfy the compliance obligation.

Goodwill represents the excess of the purchase price of an acquired business over the fair value of the net assets acquired. Goodwill is generally not included in the rate base on which regulated utilities are allowed to earn a return and is not amortized.

As at September 30 of each year, the Company assesses qualitative and quantitative factors to determine whether it is more likely than not that the fair value of a reporting unit to which goodwill is attributed is less than its carrying amount. If it is more likely than not that a reporting unit’s fair value is less than its carrying amount or if a quantitative assessment is elected, the Company calculates the fair value of the reporting unit. If the carrying amount of the reporting unit as a whole exceeds the reporting unit’s fair value, an impairment charge is recorded in an amount of that excess, limited to the total amount of goodwill allocated to that reporting unit. Goodwill is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

Notes to the Consolidated Financial Statements	85

Algonquin Power & Utilities Corp.

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

(in thousands of U.S. dollars, except as noted and per share amounts)

1.	Significant accounting policies (continued)

(d)	Accounting for rate regulated operations

The operating companies within the Regulated Services Group are subject to rate regulation generally overseen by the regulatory authorities of the jurisdictions in which they operate (the “Regulator”). The Regulator provides the final determination of the rates charged to customers. AQN’s regulated operating companies are accounted for under the principles of U.S. Financial Accounting Standards Board (“FASB”) ASC Topic 980, Regulated Operations (“ASC 980”) except for AQN’s Chilean operating company, Empresa de Servicios de Los Lagos S.A. (“ESSAL”), which was acquired in October 2020. The rates that are approved under the Chilean regulatory framework are designed to recover the costs of service of a model water utility. Because the rates are not designed to recover ESSAL’s specific costs of service, the utility does not meet the criteria to follow the accounting guidance under ASC 980.

Under ASC 980, regulatory assets and liabilities are recorded to the extent that they represent probable future revenue or expenses associated with certain charges or credits that will be recovered from or refunded to customers through the rate making process. Included in note 7, “Regulatory matters”, are details of regulatory assets and liabilities, and their current regulatory treatment.

In the event the Company determines that its net regulatory assets are not probable of recovery, it would no longer apply the principles of the current accounting guidance for rate regulated enterprises and would be required to record an after-tax, non-cash charge or credit against earnings for any remaining regulatory assets or liabilities. The impact could be material to the Company’s reported financial condition and results of operations.

The U.S. electric, gas and water utilities’ accounts are maintained in accordance with the Uniform System of Accounts prescribed by the Federal Energy Regulatory Commission (“FERC”), the applicable Regulator(s) and National Association of Regulatory Utility Commissioners in the United States. The New Brunswick Gas accounts are maintained in accordance with the New Brunswick Gas Distribution Act Uniform Accounting Regulation.

(e)	Cash and cash equivalents

Cash and cash equivalents include all highly liquid instruments with an original maturity of three months or less.

(f)	Restricted cash

Restricted cash represents reserves and amounts set aside pursuant to requirements of various debt agreements, deposits to be returned back to customers, and certain requirements related to generation and transmission operations. Cash reserves segregated from AQN’s cash balances are maintained in accounts administered by a separate agent and disclosed separately as restricted cash in these consolidated financial statements. AQN cannot access restricted cash without the prior authorization of parties not related to AQN.

(g)	Accounts receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and customers’ financial condition, the amount of receivables in dispute, future economic conditions and outlook, and the receivables aging and current payment patterns. Account balances are charged against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance sheet credit exposure related to its customers.

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86	2022 Annual Report

Algonquin Power & Utilities Corp.

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

(in thousands of U.S. dollars, except as noted and per share amounts)

1.	Significant accounting policies (continued)

(h)	Fuel and natural gas in storage

Fuel and natural gas in storage is reflected at weighted average cost or first-in-first-out as required by regulators and represents fuel, natural gas and liquefied natural gas that will be utilized in the ordinary course of business of the gas utilities and some generating facilities. Existing rate orders and other contracts allow the Company to pass through the cost of gas purchased directly to the customers along with any applicable authorized delivery surcharge adjustments (note 7(a)). Accordingly, the net realizable value of fuel and gas in storage does not fall below the cost to the Company.

(i)	Supplies and consumables inventory

Supplies and consumables inventory (other than capital spares and rotatable spares, which are included in property, plant and equipment) are charged to inventory when purchased and then capitalized to plant or expensed, as appropriate, when installed, used or upon becoming obsolete. These items are stated at the lower of cost and net realizable value. Through rate orders and the regulatory environment, capitalized construction jobs are recovered through rate base and repair and maintenance expenses are recovered through a cost of service calculation. Accordingly, the cost usually reflects the net realizable value.

(j)	Property, plant and equipment

Property, plant and equipment are recorded at cost. Capitalization of development projects begins when management with the relevant authority has authorized and committed to the funding of a project and it is probable that costs will be realized through the use of the asset or ultimate construction and operation of a facility. Project development costs for rate regulated entities, including expenditures for preliminary surveys, plans, investigations, environmental studies, regulatory applications and other costs incurred for the purpose of determining the feasibility of capital expansion projects, are capitalized either as regulatory assets or property, plant and equipment when it is determined that recovery of such costs through regulated revenue of the completed project is probable.

The costs of acquiring or constructing property, plant and equipment include the following: materials, labour, contractor and professional services, construction overhead directly attributable to the capital project (where applicable), interest for non-regulated property and allowance for funds used during construction (“AFUDC”) for regulated property. Where possible, individual components are recorded and depreciated separately in the books and records of the Company. Plant and equipment under finance leases are initially recorded at cost determined as the present value of lease payments to be made over the lease term.

AFUDC represents the cost of borrowed funds and a return on other funds. Under ASC 980, an allowance for funds used during construction projects that are included in rate base is capitalized. This allowance is designed to enable a utility to capitalize financing costs during periods of construction of property subject to rate regulation. For operations that do not apply regulatory accounting, interest related only to debt is capitalized as a cost of construction in accordance with ASC 835, Interest. The interest capitalized that relates to debt reduces interest expense on the consolidated statements of operations. The AFUDC capitalized that relates to equity funds is recorded as interest and other income under income from long-term investments on the consolidated statements of operations.

Improvements that increase or prolong the service life or capacity of an asset are capitalized. Costs incurred for major expenditures or overhauls that occur at regular intervals over the life of an asset are capitalized and depreciated over the related interval. Maintenance and repair costs are expensed as incurred. Grants related to capital expenditures are recorded as a reduction to the cost of assets and are amortized at the rate of the related asset as a reduction to depreciation expense. Grants related to operating expenses such as maintenance and repairs costs are recorded as a reduction of the related expense. Contributions in aid of construction represent amounts contributed by customers, governments and developers to assist with the funding of some or all of the cost of utility capital assets. They also include amounts initially recorded as advances in aid of construction (note 12(c)) once the advance repayment period has expired. These contributions are recorded as a reduction in the cost of utility assets and are amortized at the rate of the related asset as a reduction to depreciation expense.

Notes to the Consolidated Financial Statements	87

Algonquin Power & Utilities Corp.

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

(in thousands of U.S. dollars, except as noted and per share amounts)

1.	Significant accounting policies (continued)

(j)	Property, plant and equipment (continued)

The Company’s depreciation is based on the estimated useful lives of the depreciable assets in each category and is determined using the straight-line method with the exception of certain wind assets, as described below. The ranges of estimated useful lives and the weighted average useful lives are summarized below:

	Range of useful lives		Weighted average useful lives
	2022	2021	2022	2021
Generation	3-60	3-60	33	33
Distribution	1-100	1-100	39	40
Equipment	5-54	5-50	11	11

The Company uses the unit-of-production method for certain components of its wind generating facilities where the useful life of the component is directly related to the amount of production. The benefits of components subject to wear and tear from the power generation process are best reflected through the unit-of-production method. The Company generally uses wind studies prepared by third parties to estimate the total expected production of each component.

In accordance with regulator-approved accounting policies, when depreciable property, plant and equipment of the Regulated Services Group are replaced or retired, the original cost plus any removal costs incurred (net of salvage) are charged to accumulated depreciation with no gain or loss reflected in results of operations. Gains and losses will be charged to results of operations in the future through adjustments to depreciation expense. In the absence of regulator-approved accounting policies, gains and losses on the disposition of property, plant and equipment are charged to earnings as incurred.

(k)	Commonly owned facilities

The Regulated Services Group owns undivided interests in three electric generating facilities with ownership interest ranging from 7.52% to 60%, with a corresponding share of capacity and generation from the facility used to serve certain of its utility customers. The Company’s investment in the undivided interest is recorded as plant in service and recovered through rate base. Commonly owned facilities represent cost of $559,630 (2021 - $557,954) and accumulated depreciation of $75,820 (2021 - $59,857). The Company’s share of operating costs is recognized in operating, maintenance and fuel expenditures excluding depreciation expense. Total expenditures incurred on these facilities for the year ended December 31, 2022 were $110,268 (2021 - $143,255).

(l)	Impairment of long-lived assets

AQN reviews property, plant and equipment and finite-life intangible assets for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable.

As at September 30 of each year, the Company assesses qualitative factors to determine whether it is more likely than not that the indefinite-lived intangible is impaired. If it is more likely than not that the indefinite-lived intangible asset is impaired, the Company calculates the fair value of the intangible asset. If the carrying value of the intangible asset exceeds its fair value, the Company recognizes an impairment loss in an amount equal to that excess. Indefinite-life intangibles are tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduces the fair value below its carrying amount.

Recoverability of assets expected to be held and used is measured by comparing the carrying amount of an asset to undiscounted expected future cash flows. If the carrying amount exceeds the recoverable amount, the asset is written down to its fair value. During the fourth quarter of 2022, the Company recorded an impairment charge of $159,568 to reduce the carrying value of the Senate Wind Facility and other smaller assets from $259,942 to $100,374 (note 5).

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88	2022 Annual Report

Algonquin Power & Utilities Corp.

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

(in thousands of U.S. dollars, except as noted and per share amounts)

1.	Significant accounting policies (continued)

(m)	Variable interest entities

The Company performs analyses to assess whether its operations and investments represent VIEs. To identify potential VIEs, management reviews contracts under leases, long-term purchase power agreements and jointly owned facilities. VIEs for which the Company is deemed the primary beneficiary are consolidated. In circumstances where AQN is not deemed the primary beneficiary, the VIE is not consolidated (note 8).

The Company has equity and notes receivable interests in two power generating facilities. AQN has determined that these entities are considered VIEs mainly based on total equity at risk not being sufficient to permit the legal entity to finance its activities without additional subordinated financial support. The key decisions that affect the generating facilities’ economic performance relate to siting, permitting, technology, construction, operations and maintenance and financing. As AQN has both the power to direct the activities of the entities that most significantly impact its economic performance and the right to receive benefits or the obligation to absorb losses of the entities that could potentially be significant to the entities, the Company is considered the primary beneficiary.

Total net book value of assets and long-term debt of these facilities amounts to $57,241 (2021 - $59,877) and $15,024 (2021 - 18,344), respectively. The financial performance of these entities reflected on the consolidated statements of operations includes non-regulated energy sales of $19,752 (2021 - 16,772), operating expenses and amortization of $5,834 (2021 - $5,410) and interest expense of $1,723 (2021 - $2,055).

(n)	Long-term investments and notes receivable

Investments in which AQN has significant influence but not control are either accounted for using the equity method or at fair value. Equity-method investments are initially measured at cost including transaction costs and interest when applicable. AQN records its share in the income or loss of its equity-method investees in income from long-term investments in the consolidated statements of operations. AQN records in the consolidated statements of operations the fluctuations in the fair value of its investees held at fair value and dividend income when it is declared by the investee.

Notes receivable are financial assets with fixed or determined payments that are not quoted in an active market. Notes receivable are initially recorded at cost, which is generally face value. Subsequent to acquisition, the notes receivable are recorded at amortized cost using the effective interest method. The Company holds these notes receivable as long-term investments and does not intend to sell these instruments prior to maturity. Interest from long-term investments is recorded as earned and when collectability of both the interest and principal are reasonably assured.

If a loss in value of a long-term investment is considered other than temporary, an allowance for impairment on the investment is recorded for the amount of that loss. An allowance on notes receivable is recorded in order to present the net amount expected to be collected on the receivable. This allowance reflects the risk of loss over the remaining contractual life of the asset, taking into consideration historical experience, current conditions, and reasonable and supportable forecasts of future economic conditions. The impairment is measured based on the present value of expected future cash flows discounted at the note’s effective interest rate. During the fourth quarter of 2022, the Renewable Energy Group recorded an impairment charge of $75,910 to reduce the carrying value of its equity investment in the Texas Coastal Wind Facilities (as defined herein) from $282,726 to 206,816 (note 8(c)).

Notes to the Consolidated Financial Statements	89

Algonquin Power & Utilities Corp.

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

(in thousands of U.S. dollars, except as noted and per share amounts)

1.	Significant accounting policies (continued)

(o)	Pension and other post-employment plans

The Company has established defined contribution pension plans, defined benefit pension plans, other post-employment benefit (“OPEB”) plans, and supplemental retirement program (“SERP”) plans for its various employee groups. Employer contributions to the defined contribution pension plans are expensed as employees render service. The Company recognizes the funded status of its defined benefit pension plans, OPEB and SERP plans on the consolidated balance sheets. The Company’s expense and liabilities are determined by actuarial valuations, using assumptions that are evaluated annually as of December 31, including discount rates, mortality, assumed rates of return, compensation increases, turnover rates and healthcare cost trend rates. The impact of modifications to those assumptions and modifications to prior services are recorded as actuarial gains and losses in accumulated other comprehensive income (“AOCI”) and amortized to net periodic cost over future periods using the corridor method. When settlements of the Company’s pension plans occur, the Company recognizes associated gains or losses immediately in earnings if the cost of all settlements during the year is greater than the sum of the service cost and interest cost components of the pension plan for the year. The amount recognized is a pro rata portion of the gains and losses in AOCI equal to the percentage reduction in the projected benefit obligation as a result of the settlement.

The costs of the Company’s pension for employees are expensed over the periods during which employees render service and the service costs are recognized as part of administrative expenses in the consolidated statements of operations. The components of net periodic benefit cost other than the service cost component are included in other net losses in the consolidated statements of operations.

(p)	Asset retirement obligations

The Company recognizes a liability for asset retirement obligations based on the fair value of the liability when incurred, which is generally upon acquisition, during construction or through the normal operation of the asset. Concurrently, the Company also capitalizes an asset retirement cost, equal to the estimated fair value of the asset retirement obligation, by increasing the carrying value of the related long-lived asset. The asset retirement costs are depreciated over the asset’s estimated useful life and are included in depreciation and amortization expense on the consolidated statements of operations. Increases in the asset retirement obligation resulting from the passage of time are recorded as accretion of asset retirement obligation in the consolidated statements of operations. Actual expenditures incurred are charged against the obligation.

(q)	Leases

The Company accounts for leases in accordance with ASC Topic 842, Leases. The Company leases land, buildings, vehicles, rail cars, and office equipment for use in its day-to-day operations. The Company has options to extend the lease term of many of its lease agreements, with renewal periods ranging from one to five years. As at the consolidated balance sheet date, the Company is not reasonably certain that these renewal options will be exercised.

The Renewable Energy Group enters into land easement agreements for the operation of its generation facilities. In assessing whether these contracts contain leases, the Company considers whether it has exclusive use of the land. In the majority of situations, the landowner or grantor of the easement still has full access to the land and can use the land in any capacity, as long as it does not interfere with the Company’s operations. Therefore, these land easement agreements do not contain leases. For land easement agreements that provide exclusive access to and use of the land, these agreements meet the definition of a lease and are within the scope of ASC 842.

The right-of-use assets are included in property, plant and equipment while lease liabilities are included in other liabilities on the consolidated balance sheets. The discount rates used in the measurement of the Company’s right-of-use assets and liabilities are the discount rates at the date of lease inception. The Company’s lease balances as at December 31, 2022 and its expected lease payments for the next five years and thereafter are not significant.

ALGONQUIN | LIBERTY

90	2022 Annual Report

Algonquin Power & Utilities Corp.

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

(in thousands of U.S. dollars, except as noted and per share amounts)

1.	Significant accounting policies (continued)

(r)	Share-based compensation

The Company has several share-based compensation plans: a share option plan; an employee share purchase plan (“ESPP”); a deferred share unit (“DSU”) plan; and a restricted share unit (“RSU”) and performance share unit (“PSU”) plan. Equity-classified awards are measured at the grant date fair value of the award. The Company estimates grant date fair value of options using the Black-Scholes option pricing model. The fair value is recognized over the vesting period of the award granted, adjusted for estimated forfeitures. The compensation cost is recorded as administrative expenses in the consolidated statements of operations and additional paid-in capital in equity. Additional paid-in capital is reduced as the awards are exercised, and the amount initially recorded in additional paid-in capital is credited to common shares.

(s)	Non-controlling interests

Non-controlling interests represent the portion of equity ownership in subsidiaries that is not attributable to the equity holders of AQN. Non-controlling interests are initially recorded at fair value and subsequently adjusted for the proportionate share of earnings and other comprehensive income (“OCI”) attributable to the non-controlling interests and any dividends or distributions paid to the non-controlling interests.

If a transaction results in the acquisition of all, or part, of a non-controlling interest in a consolidated subsidiary, the acquisition of the non-controlling interest is accounted for as an equity transaction. No gain or loss is recognized in net earnings or comprehensive income as a result of changes in the non-controlling interest, unless a change results in the loss of control by the Company.

Certain of the Company’s U.S. based wind and solar businesses are organized as limited liability corporations (“LLCs”) and partnerships and have non-controlling membership equity investors (“tax equity partnership units”, or “Tax Equity Investors”), which are entitled to allocations of earnings, tax attributes and cash flows in accordance with contractual agreements. These LLCs and partnership agreements have liquidation rights and priorities that are different from the underlying percentage ownership interests. In those situations, simply applying the percentage ownership interest to U.S. GAAP net income in order to determine earnings or losses would not accurately represent the income allocation and cash flow distributions that will ultimately be received by the investors. As such, the share of earnings attributable to the non-controlling interest holders in these entities is calculated using the Hypothetical Liquidation at Book Value (“HLBV”) method of accounting (note 17).

The HLBV method uses a balance sheet approach. A calculation is prepared at each balance sheet date to determine the amount that Tax Equity Investors would receive if an equity investment entity were to liquidate all of its assets and distribute that cash to the investors based on the contractually defined liquidation priorities. The difference between the calculated liquidation distribution amounts at the beginning and the end of the reporting period is the Tax Equity Investors’ share of the earnings or losses from the investment for that period.

Equity instruments subject to redemption upon the occurrence of uncertain events not solely within AQN’s control are classified as temporary equity and presented as redeemable non-controlling interests on the consolidated balance sheets. The Company records temporary equity at issuance based on cash received less any transaction costs. As needed, the Company reevaluates the classification of its redeemable instruments, as well as the probability of redemption. If the redemption amount is probable or currently redeemable, the Company records the instruments at their redemption value. Increases or decreases in the carrying amount of a redeemable instrument are recorded within deficit. When the redemption feature lapses or other events cause the classification of an equity instrument as temporary equity to be no longer required, the existing carrying amount of the equity instrument is reclassified to permanent equity at the date of the event that caused the reclassification.

(t)	Recognition of revenue

Revenue is recognized when control of the promised goods or services is transferred to the Company’s customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

Refer to note 21, “Segmented information” for details of revenue disaggregation by business units.

Notes to the Consolidated Financial Statements	91

Algonquin Power & Utilities Corp.

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

(in thousands of U.S. dollars, except as noted and per share amounts)

1.	Significant accounting policies (continued)

(t)	Recognition of revenue (continued)

Regulated Services Group revenue

Regulated Services Group revenue derives primarily from the distribution of electricity, water and natural gas.

Revenue related to utility electricity and natural gas sales and distribution is recognized over time as the energy is delivered. At the end of each month, the electricity and natural gas delivered to the customers from the date of their last meter read to the end of the month is estimated and the corresponding unbilled revenue is recorded. These estimates of unbilled revenue and sales are based on the ratio of billable days versus unbilled days, amount of electricity or natural gas procured during that month, historical customer class usage patterns, weather, line loss, unaccounted-for natural gas and current tariffs. Unbilled receivables are typically billed within the next month. Some customers elect to pay their bill on an equal monthly plan.

As a result, in some months cash is received in advance of the delivery of electricity. Deferred revenue is recorded for that amount. The amount of revenue recognized in the period from the balance of deferred revenue is not significant.

Water reclamation and distribution revenue is recognized over time when water is processed or delivered to customers. At the end of each month, the water delivered and wastewater collected from the customers from the date of their last meter read to the end of the month are estimated and the corresponding unbilled revenue is recorded. These estimates of unbilled revenue are based on the ratio of billable days versus unbilled days, amount of water procured and collected during that month, historical customer class usage patterns and current tariffs. Unbilled receivables are typically billed within the next month.

On occasion, a utility is permitted to implement new rates that have not been formally approved by the regulatory commission, which are subject to refund. The Company recognizes revenue based on the interim rate and, if needed, establishes a reserve for amounts that could be refunded based on experience for the jurisdiction in which the rates were implemented.

Revenue for certain of the Company’s regulated utilities is subject to alternative revenue programs approved by their respective regulators. Under these programs, the Company charges approved annual delivery revenue on a systematic basis over the fiscal year. As a result, the difference between delivery revenue calculated based on metered consumption and approved delivery revenue is disclosed as alternative revenue in note 21, “Segmented information” and is recorded as a regulatory asset or liability to reflect future recovery or refund, respectively, from customers (note 7). The amount subsequently billed to customers is recorded as a recovery of the regulatory asset.

Renewable Energy Group revenue

Renewable Energy Group’s revenue derives primarily from the sale of electricity, capacity, and renewable energy credits.

Revenue related to the sale of electricity is recognized over time as the electricity is delivered. The electricity represents a single performance obligation that represents a promise to transfer to the customer a series of distinct goods that are substantially the same and that have the same pattern of transfer to the customer.

Revenue related to the sale of capacity is recognized over time as the capacity is provided. The nature of the promise to provide capacity is that of a stand-ready obligation. The capacity is generally expressed in monthly volumes and prices. The capacity represents a single performance obligation that represents a promise to transfer to the customer a series of distinct services that are substantially the same and that have the same pattern of transfer to the customer.

ALGONQUIN | LIBERTY

92	2022 Annual Report

Algonquin Power & Utilities Corp.

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

(in thousands of U.S. dollars, except as noted and per share amounts)

1.	Significant accounting policies (continued)

(t)	Recognition of revenue (continued)

Renewable Energy Group revenue (continued)

Qualifying renewable energy projects receive renewable energy credits (“RECs”) and solar renewable energy credits (“SRECs”) for the generation and delivery of renewable energy to the power grid. The energy credit certificates represent proof that 1 MW of electricity was generated from an eligible energy source. The RECs and SRECs can be traded and the owner of the RECs or SRECs can claim to have purchased renewable energy. RECs and SRECs are primarily sold under fixed contracts, and revenue for these contracts is recognized at a point in time, upon generation of the associated electricity. Any RECs or SRECs generated above contracted amounts are held in inventory, with the offset recorded as a decrease in operating expenses.

The Company applies the invoicing expedient to the electricity and capacity in the Renewable Energy Group contracts. As such, revenue is recognized at the amount to which the Company has the right to invoice for services performed. Revenue is recorded net of sales taxes.

(u)	Foreign currency translation

AQN’s reporting currency is the U.S. dollar. Within these consolidated financial statements, the Company denotes any amounts denominated in Canadian dollars with “C$”, in Chilean pesos with “CLP” and in Chilean Unidad de Fomento with “CLF” immediately prior to the stated amounts.

Effective January 1, 2020, the functional currency of AQN, the non-consolidated parent entity, changed from the Canadian dollar to the U.S. dollar based on a balance of facts taking into consideration its operating, financing and investing activities. As a result of the entity’s change of functional currency, changes were made to certain hedging relationships to mitigate the remaining Canadian dollar risk (note 24).

The Company’s Canadian operations have the Canadian dollar as their functional currency since the preponderance of operating, financing and investing transactions are denominated in Canadian dollars. Similarly, the Company’s Chilean and Bermudian operations’ functional currency is the Chilean peso and the Bermudian dollar, respectively. The financial statements of these operations are translated into U.S. dollars using the current rate method, whereby assets and liabilities are translated at the rate prevailing at the balance sheet date, and revenue and expenses are translated using average rates for the period. Unrealized gains or losses arising as a result of the translation of the financial statements of these entities are reported as a component of OCI and are accumulated in a component of equity on the consolidated balance sheets, and are not recorded in income unless there is a complete or substantially complete sale or liquidation of the investment.

(v)	Income taxes

Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded against deferred tax assets to the extent that it is considered more likely than not that the deferred tax asset will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the date of enactment. Investment tax credits for the rate regulated operations are deferred and amortized as a reduction to income tax expense over the estimated useful lives of the properties. Investment tax credits along with other income tax credits in the non-regulated operations are treated as a reduction to income tax expense in the year the credit arises.

The organizational structure of AQN and its subsidiaries is complex and the related tax interpretations, regulations and legislation in the tax jurisdictions in which they operate are continually changing. As a result, there can be tax matters that have uncertain tax positions. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Notes to the Consolidated Financial Statements	93

Algonquin Power & Utilities Corp.

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

(in thousands of U.S. dollars, except as noted and per share amounts)

1.	Significant accounting policies (continued)

(w)	Financial instruments and derivatives

Accounts receivable and notes receivable are measured at amortized cost. Long-term debt and preferred shares, Series C are measured at amortized cost using the effective interest method, adjusted for the amortization or accretion of premiums or discounts.

Transaction costs that are directly attributable to the acquisition of financial assets are accounted for as part of the asset’s carrying value at inception. Transaction costs related to a recognized debt liability are presented in the consolidated balance sheets as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts and premiums. Costs of arranging the Company’s revolving credit facilities and intercompany loans are recorded in other assets. Deferred financing costs, premiums and discounts on long-term debt are amortized using the effective interest method while deferred financing costs relating to the revolving credit facilities and intercompany loans are amortized on a straight-line basis over the term of the respective instrument.

The Company uses derivative financial instruments as one method to manage exposures to fluctuations in exchange rates, interest rates and commodity prices. AQN recognizes all derivative instruments as either assets or liabilities on the consolidated balance sheets at their respective fair values. The fair value recognized on derivative instruments executed with the same counterparty under a master netting arrangement are presented on a gross basis on the consolidated balance sheets. The amounts that could net settle are not significant. The Company applies hedge accounting to some of its financial instruments used to manage its foreign currency risk, interest rate risk and price risk exposures associated with sales of generated electricity.

For derivatives designated in a cash flow hedge relationship, the change in fair value is recognized in OCI.

The amount recognized in AOCI is reclassified to earnings in the same period as the hedged cash flows affect earnings under the same line item in the consolidated statements of operations as the hedged item. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The amount remaining in AOCI is transferred to the consolidated statements of operations in the same period that the hedged item affects earnings. If the forecasted transaction is no longer expected to occur, then the balance in AOCI is recognized immediately in earnings.

Foreign currency gain or loss on derivative or financial instruments designated as a hedge of the foreign currency exposure of a net investment in foreign operations that are effective as a hedge is reported in the same manner as the translation adjustment (in OCI) related to the net investment.

The Company’s electric distribution and thermal generation facilities enter into power and natural gas purchase contracts for load serving and generation requirements. These contracts meet the exemption for normal purchase and normal sales and, as such, are not required to be recorded at fair value as derivatives and are accounted for on an accrual basis. Counterparties are evaluated on an ongoing basis for non-performance risk to ensure it does not impact the conclusion with respect to this exemption.

(x)	Fair value measurements

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

•	Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

•	Level 2 Inputs: Other than quoted prices included in level 1, inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•	Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

ALGONQUIN | LIBERTY

94	2022 Annual Report

Algonquin Power & Utilities Corp.

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

(in thousands of U.S. dollars, except as noted and per share amounts)

1.	Significant accounting policies (continued)

(y)	Commitments and contingencies

Liabilities for loss contingencies arising from environmental remediation, claims, assessments, litigation, fines, penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

(z)	Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of these consolidated financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates. During the years presented, management has made a number of estimates and valuation assumptions, including the useful lives and recoverability of property, plant and equipment, intangible assets and goodwill; the recoverability of notes receivable and long-term investments; the recoverability of deferred tax assets; assessments of unbilled revenue; pension and OPEB obligations; timing effect of regulated assets and liabilities; contingencies related to environmental matters; the fair value of assets and liabilities acquired in a business combination; and the fair value of financial instruments. These estimates and valuation assumptions are based on present conditions and management’s planned course of action, as well as assumptions about future business and economic conditions. Should the underlying valuation assumptions and estimates change, the recorded amounts could change by a material amount.

2.	Recently issued accounting pronouncements

(a)	Recently adopted accounting pronouncements

The Financial Accounting Standards Board (“FASB”) issued ASU 2021-05, Leases (Topic 842): Lessors — Certain Leases with Variable Lease Payments to address concerns relating to day-one losses for sales-type or direct financing leases with variable payments that do not depend on a reference index or rate. The update amends the lease classification requirements for lessors to align them with past practice under Topic 840, Leases. The adoption of this update did not have an impact on the consolidated financial statements.

The FASB issued ASU 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity to address the complexity associated with accounting for certain financial instruments with characteristics of liabilities and equity. The number of accounting models for convertible debt instruments and convertible preferred stock is being reduced and the guidance has been amended for the derivatives scope exception for contracts in an entity’s own equity to reduce form-over-substance-based accounting conclusions. The adoption of this update did not have an impact on the consolidated financial statements.

The FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional expedients and exceptions to ease the potential burden in accounting for reference rate reform. The amendments apply to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of the reference rate reform. The FASB issued updates to Topic 848 in ASU 2022-06 and 2021-01 to clarify that the scope of Topic 848 includes derivatives affected by the discounting transition and extend the relief in Topic 848 to December 31, 2024, respectively. The adoption of this update did not have an impact on the consolidated financial statements.

(b)	Recently issued accounting guidance not yet adopted

The FASB issued ASU 2022-04, Liabilities — Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations, which require that a buyer in a supplier finance program disclose sufficient information about the program to allow a user of financial statements to understand the program’s nature, activity during the period, changes from period to period, and potential magnitude. The amendments in this update are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, except for the amendment on roll forward information, which is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted. The Company is currently assessing the relevant disclosure.

Notes to the Consolidated Financial Statements	95

Algonquin Power & Utilities Corp.

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

(in thousands of U.S. dollars, except as noted and per share amounts)

3.	Business acquisitions, development projects and disposition transactions

(a)	Partial disposition of renewable assets

On December 29, 2022, the Company closed the sale of ownership interests in a portfolio of operating wind facilities in the United States and Canada. The transaction consisted of the sale of (1) a 49% ownership interest in three operating wind facilities in the United States totalling 551 MW of installed capacity: the Odell Wind Facility in Minnesota, the Deerfield Wind Facility in Michigan and the Sugar Creek Wind Facility in Illinois; and (2) an 80% ownership interest in the operating 175 MW Blue Hill Wind Facility in Saskatchewan. The Company retains control over the U.S. facilities. The Company will continue to oversee day-to-day operations and provide management services to each of the facilities.

The cash proceeds of $277,500 for the U.S. facilities, which continue to be consolidated, were recorded as non-controlling interest (subject to certain potential future post-closing adjustments). The investment in the Blue Hill Wind Facility continues to be recorded as an equity-method investee. Cash proceeds of C$108,610 were received for the Blue Hill Wind Facility (subject to certain potential future post-closing adjustments). A gain on disposition of $62,828 was recognized and included in gain on sale of renewable assets on the consolidated statements of operations.

(b)	Pending acquisition of Kentucky Power Company and AEP Kentucky Transmission Company, Inc.

On October 26, 2021, Liberty Utilities Co., an indirect subsidiary of AQN, entered into an agreement (the “Kentucky Acquisition Agreement”) with American Electric Power Company, Inc. (“AEP”) and AEP Transmission Company, LLC to acquire Kentucky Power Company (“Kentucky Power”) and AEP Kentucky Transmission Company, Inc. (“Kentucky TransCo”) for a total purchase price of approximately $2,846,000, including the assumption of approximately $1,221,000 in debt (the “Kentucky Power Transaction”). On September 29, 2022, the parties entered into an amendment to the Kentucky Acquisition Agreement that, among other things, reduces the purchase price by $200,000.

Kentucky Power is a state rate-regulated electricity generation, distribution and transmission utility in 20 eastern Kentucky counties and operating under a cost of service framework. Kentucky TransCo is an electricity transmission business operating in the Kentucky portion of the transmission infrastructure that is part of the Pennsylvania – New Jersey – Maryland regional transmission organization, PJM Interconnection, L.L.C. Kentucky Power and Kentucky TransCo are both regulated by FERC.

Closing of the Kentucky Power Transaction remains subject to the satisfaction or waiver of certain conditions precedent, which include the approval of the Kentucky Power Transaction by FERC and clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as the clearance received previously has lapsed). On December 15, 2022, FERC issued an order denying, without prejudice, authorization for the proposed transaction. On February 14, 2023, a new application was filed with FERC for approval of the Kentucky Power Transaction. If the Kentucky Power Transaction has not closed by April 26, 2023, either party may, if certain requirements are met, terminate the Kentucky Acquisition Agreement in accordance with its terms.

(c)	Acquisition of New York American Water Company, Inc.

Effective January 1, 2022, the Company completed the acquisition of New York American Water Company, Inc (subsequently renamed Liberty Utilities (New York Water) Corp. (“Liberty NY Water”)). Liberty NY Water is a regulated water and wastewater utility, serving customers in eight counties in southeastern New York.

ALGONQUIN | LIBERTY

96	2022 Annual Report

Algonquin Power & Utilities Corp.

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

(in thousands of U.S. dollars, except as noted and per share amounts)

3.	Business acquisitions, development projects and disposition transactions (continued)

(c)	Acquisition of New York American Water Company, Inc. (continued)

A purchase price of $609,000 was paid for this acquisition. The acquisition related costs were expensed through the consolidated statement of operations (note 19). The following table summarizes the final allocation of the purchase price to the assets acquired and liabilities assumed when control was obtained.

Working capital	$4,820
Property, plant and equipment (i)	499,252
Goodwill (ii)	116,254
Regulatory assets (iii)	65,621
Other assets	4,507
Pension and other post-employment benefits	(13,402)
Regulatory liabilities (iii)	(59,727)
Other liabilities	(8,028)
Total net assets acquired	$609,297
Cash and cash equivalents acquired	49
Total net assets acquired, net of cash and cash equivalents	$609,248

The determination of the fair value of assets acquired and liabilities assumed is based upon management’s estimates and certain assumptions.

i.	Property, plant and equipment, consist of regulated water distribution infrastructure and wastewater collection and treatment facilities. They are amortized in accordance with regulatory requirements over the estimated useful life of the assets using the straight-line method. The weighted average useful life of Liberty NY Water’s assets is 64.74 years.

ii.	Goodwill represents the excess of the purchase price over the aggregate fair value of net assets acquired. The contributing factors to the amount recorded as goodwill include future growth, potential synergies, and cost of savings in the delivery of certain shared administrative and other services. Goodwill is reported under the Regulated Services Group.

iii.	The Company is subject to regulation by the New York State Public Service Commission (“NYPSC”), which has jurisdiction with respect to rates, service, accounting procedures, acquisitions, and other matters. Under ASC 980, regulatory assets and liabilities are recorded to the extent that they represent probable future revenue or expenses associated with certain charges or credits that will be recovered from or refunded to customers through the rate making process (note 7). As part of the approval of the acquisition of Liberty NY Water, a settlement agreement was approved which requires a full year of ownership prior to the filing of a new rate case. As a result, new rates would not come into effect until 2024.

Liberty NY Water was consolidated upon acquisition. In 2022, Liberty NY Water generated approximately $125,370 in revenue and $21,776 operating income.

(d)	Acquisition of Mid-West Wind Facilities

In 2021, the Empire District Electric Company (“Empire Electric System”), a wholly owned subsidiary of the Company, acquired three wind farms generating up to 600 MW of wind energy located in Barton, Dade, Lawrence, and Jasper Counties in Missouri, and in Neosho County, Kansas (collectively, the “Mid-West Wind Facilities”). Up to that point, the Company had held an interest in the construction projects for the North Fork Ridge Wind Facility and the Kings Point Wind Facility. The Empire Electric System paid consideration to third-party developers of $97,760 and obtained control of the facilities. In 2021, subsequent to acquisition, the tax equity investors provided additional funding of $530,880 and third-party construction loans of $789,923 were repaid. The Company accounted for these transactions as asset acquisitions since substantially all of the fair value of gross assets acquired is concentrated in a group of similar identifiable assets.

Notes to the Consolidated Financial Statements	97

Algonquin Power & Utilities Corp.

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

(in thousands of U.S. dollars, except as noted and per share amounts)

3.	Business acquisitions, development projects and disposition transactions (continued)

(d)	Acquisition of Mid-West Wind Facilities (continued)

The following table summarizes the allocation of the aggregate purchase price to the assets acquired and liabilities assumed at the acquisition dates.

Mid-West Wind
Working capital	$(28,630)
Property, plant and equipment	1,141,884
Long-term debt	(789,804)
Asset retirement obligation	(27,053)
Deferred tax liability	(4,566)
Other liabilities	(104,129)
Non-controlling interest (tax equity investors)	(29,141)
Total net assets acquired	158,561
Cash and cash equivalents	15,860
Net assets acquired, net of cash and cash equivalents	$142,701

(e)	Altavista Solar Facility

Up to April 2021, the Company held a 50% interest in Altavista Solar SponsorCo, LLC, an entity that indirectly owns an 80 MW solar power facility located in Campbell County, Virginia. In April 2021, the Company acquired the remaining 50% interest in Altavista Solar SponsorCo, LLC for $6,735 and as a result, obtained control of the facility. Subsequent to acquisition, the third-party construction loan of $122,024 was repaid. The Company accounted for the transaction as an asset acquisition since substantially all of the fair value of gross assets acquired is concentrated in a group of similar identifiable assets.

The following table summarizes the allocation of the purchase price to the assets acquired and liabilities assumed at the acquisition date of the solar facility.

Altavista Solar
Working capital	$870
Property, plant and equipment	138,343
Long-term debt	(122,024)
Deferred tax liability	(421)
Asset retirement obligation	(3,332)
Total net assets acquired	13,436
Cash and cash equivalents	33
Net assets acquired, net of cash and cash equivalents	$13,403

(f)	Maverick Creek Wind Facility and Sugar Creek Wind Facility

Up to January 2021, the Company held 50% equity interests in Maverick Creek Wind SponsorCo, LLC and AAGES Sugar Creek Wind, LLC (note 8). The two entities indirectly own 492 MW and 202 MW wind development projects in the state of Texas and Illinois (“Maverick Creek Wind Facility” and “Sugar Creek Wind Facility”), respectively. In January 2021, the Company acquired the remaining 50% interests in Maverick Creek Wind SponsorCo, LLC and AAGES Sugar Creek Wind, LLC for $43,797 in aggregate and obtained control of the facilities. An amount of $18,641 was withheld from the consideration for the acquisition of AAGES Sugar Creek Wind, LLC and remains payable upon the satisfaction of certain conditions. The Company accounted for the transactions as asset acquisitions since substantially all of the fair value of gross assets acquired is concentrated in a group of similar identifiable assets.

ALGONQUIN | LIBERTY

98	2022 Annual Report

Algonquin Power & Utilities Corp.

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

(in thousands of U.S. dollars, except as noted and per share amounts)

3.	Business acquisitions, development projects and disposition transactions (continued)

(f)	Maverick Creek Wind Facility and Sugar Creek Wind Facility (continued)

The following table summarizes the allocation of the purchase price to the assets acquired and liabilities assumed at the acquisition date of the two wind facilities. The existing loans between the Company and the partnerships of $87,035 were treated as additional consideration incurred to acquire the partnerships.

Maverick Creek
and Sugar Creek
Working capital	$(15,557)
Property, plant and equipment	1,062,613
Long-term debt	(855,409)
Asset retirement obligation	(23,402)
Deferred tax liability	(337)
Derivative instruments	7,575
Total net assets acquired	175,483
Cash and cash equivalents	4,241
Net assets acquired, net of cash and cash equivalents	$171,242

Tax equity investors provided funding of $147,914 and $380,829 to the Sugar Creek Wind Facility and Maverick Creek Wind Facility, respectively, in 2021 and third-party construction loans of $284,829 and $570,578, respectively, were repaid subsequent to the acquisition of the remaining 50% interests in the facilities in 2021. A partial interest in the Sugar Creek Wind Facility was subsequently sold in December 2022 (note 3(a)).

4.	Accounts receivable

Accounts receivable as of December 31, 2022 include unbilled revenue of $149,015 (December 31, 2021 - $102,693) from the Company’s regulated utilities. Accounts receivable as of December 31, 2022 are presented net of allowance for doubtful accounts of $24,857 (December 31, 2021 - $19,327).

5.	Property, plant and equipment

Property, plant and equipment consist of the following:

2022
	Cost	Accumulated depreciation	Net book value
Renewable generation facilities	$4,119,514	$1,016,784	$3,102,730
Utility plant	8,640,224	990,975	7,649,249
Land	113,153	—	113,153
Equipment	111,707	50,904	60,803
Construction in progress
Generation	196,287	—	196,287
Distribution and transmission	822,663	—	822,663
	$14,003,548	$2,058,663	$11,944,885

Notes to the Consolidated Financial Statements	99

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(in thousands of U.S. dollars, except as noted and per share amounts)

5.	Property, plant and equipment (continued)

2021
		Accumulated
	Cost	depreciation	Net book value
Renewable generation facilities	$4,187,197	$751,219	$3,435,978
Utility plant	7,468,236	780,537	6,687,699
Land	114,821	—	114,821
Equipment	101,971	56,464	45,507
Construction in progress
Generation	148,302	—	148,302
Distribution and transmission	610,139	—	610,139
	$12,630,666	$1,588,220	$11,042,446

During the fourth quarter of 2022, the Company concluded that some assets in the Renewable Energy Group may not be recoverable due to declining forecasted energy prices in the Electric Reliability Council of Texas (“ERCOT”) market, mainly affecting the results of the Senate Wind Facility (which began commercial operations in 2012). Accordingly, the Company performed fair value analysis based on the income approach and recorded an impairment charge of $159,568 to reduce the carrying value of the Senate Wind Facility and other smaller assets from $259,942 to $100,374. Changes in assumptions of revenue forecasts, driven by expected production, basis difference and resulting spot prices, projected operating and capital expenditures would affect the estimated fair value.

Renewable generation facilities include cost of $111,192 (2021 - $114,868) and accumulated depreciation of $46,666 (2021 - $46,649) related to facilities under financing lease or owned by consolidated VIEs. Depreciation expense of facilities under finance leases was $1,489 (2021 - $1,716). Utility plant includes cost of $3,076 (2021 - $3,076) and accumulated depreciation of $2,041 (2021 - $1,665) related to assets under finance lease.

Utility plant includes cost of $2,033,391 (2021 - $ 2,018,039) and accumulated depreciation of $133,644 (2021 - $72,484) related to regulated generation assets.

For the year ended December 31, 2022, contributions received in aid of construction of $1,299 (2021 - $6,376) have been credited to the cost of the assets.

Interest and AFUDC capitalized to the cost of the assets in 2022 and 2021 are as follows:

	2022	2021
Interest capitalized on non-regulated property	$4,762	$3,313
AFUDC capitalized on regulated property:
Allowance for borrowed funds	6,040	3,208
Allowance for equity funds	1,901	829
	$12,703	$7,350

ALGONQUIN | LIBERTY
100	2022 Annual Report

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(in thousands of U.S. dollars, except as noted and per share amounts)

6.	Intangible assets and goodwill

Intangible assets consist of the following:

		Accumulated
2022	Cost	amortization	Net book value
Power sales contracts	$56,926	$42,818	$14,108
Customer relationships	77,850	13,709	64,141
Interconnection agreements	10,098	1,851	8,247
Other (a)	10,338	151	10,187
	$155,212	$58,529	$96,683

		Accumulated
2021	Cost	amortization	Net book value
Power sales contracts	$58,112	$43,118	$14,994
Customer relationships	78,140	12,337	65,803
Interconnection agreements	15,072	1,721	13,351
Other (a)	10,968	—	10,968
	$162,292	$57,176	$105,116

(a) Other includes brand names, water rights and miscellaneous intangibles

Estimated amortization expense for intangible assets for each of the next year is $2,580 and $2,572 for years two to five.

All goodwill pertains to the Regulated Services Group.

	2022	2021
Opening balance	$1,201,244	$1,208,390
Business acquisitions (note 3)	123,751	5,535
Foreign exchange	(4,416)	(12,681)
Closing balance	$1,320,579	$1,201,244

7.	Regulatory matters

The operating companies within the Regulated Services Group are subject to regulation by the respective Regulators of the jurisdictions in which they operate. The respective Regulators have jurisdiction with respect to rate, service, accounting policies, issuance of securities, acquisitions and other matters. Except for ESSAL, these utilities operate under cost-of-service regulation as administered by these authorities. The Company’s regulated utility operating companies are accounted for under the principles of ASC 980, Regulated Operations. Under ASC 980, regulatory assets and liabilities that would not be recorded under U.S. GAAP for non-regulated entities are recorded to the extent that they represent probable future revenue or expenses associated with certain charges or credits that will be recovered from or refunded to customers through the rate setting process.

Notes to the Consolidated Financial Statements	101

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(in thousands of U.S. dollars, except as noted and per share amounts)

7.	Regulatory matters (continued)

At any given time, the Company can have several regulatory proceedings underway. The financial effects of these proceedings are reflected in the consolidated financial statements based on regulatory approval obtained to the extent that there is a financial impact during the applicable reporting period. The following regulatory proceedings were recently completed:

Utility	State, Province or Country	Regulatory Proceeding Type	Details

BELCO	Bermuda	General rate review	On March 18, 2022, the Regulatory Authority (“RA”) approved an annual increase of $22,800, for a revenue allowance of $224,056 and $226,160 in revenue for 2022 and 2023, respectively. The RA authorized a rate of return of 7.16%, comprised of a 62% equity and an 8.92% return on equity. The new rates are effective from April 1, 2022. In April, 2022, BELCO filed an appeal in the Supreme Court of Bermuda challenging the decisions made by the RA through the recent Retail Tariff Review.

Empire Electric	Missouri	General Rate Case (GRC) and Securitization	On April 6, 2022, the Missouri Public Service Commission (the “MPSC”) approved an annual base rate increase of $35,516, as well as another $4,000 in revenues associated with the Empire Wind Facilities. The new rates became effective in June 2022.

On January 19, 2022, Empire Electric filed a petition for securitization of the costs associated with the impact of the Midwest Extreme Weather Event. On March 21, 2022, Empire Electric filed a petition for securitization of the costs associated with the retirement of the Asbury generating plant. On August 18, 2022, and September 22, 2022, the MPSC issued and amended, respectively, a Report and Order authorizing Empire Electric to securitize approximately $290,383 in qualified extraordinary costs (Midwest Extreme Weather Event), energy transition costs (Asbury) and upfront financing costs associated with the proposed securitization. The amounts authorized by the securitization order are generally consistent with the costs deferred by the Company in relation to these matters. Empire Electric filed an appeal of the MPSC order on November 10, 2022 (note 7(a) and (b)). Briefing of the case is expected to be completed in April 2023.

ALGONQUIN | LIBERTY
102	2022 Annual Report

Algonquin Power & Utilities Corp.

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

(in thousands of U.S. dollars, except as noted and per share amounts)

7.	Regulatory matters (continued)

Utility	State, Province or Country	Regulatory Proceeding Type	Details

Empire Electric	Kansas	GRC	On May 27, 2021, Empire Electric submitted an abbreviated rate review seeking to recover costs associated with the addition of the Empire Wind Facilities, the retirement of Asbury and non-growth related plant investments since the 2019 rate review. In May 2022, the Commission approved the unanimous partial settlement resolving the rate treatment of the Asbury retirement and the non-wind investments resulting in a base rate decrease of $636, and granted Empire Electric’s motion to withdraw its request to recover cost associated with the Empire Wind Facilities. New rates became effective in July 2022.

Empire District Gas Company	Missouri	GRC	In June 2022, the Commission approved an annual increase of $1,000 in base rate revenues. New rates became effective in August 2022.

Empire Electric	Oklahoma	GRC	On December 29, 2022 the Commission approved a joint stipulation and agreement filed by the Company and Staff authorizing an annual base rate revenue increase of $5,100.

New Brunswick Gas	Canada	GRC	On November 22, 2021, New Brunswick Gas filed its 2022 general rate application for a revenue decrease based on the Energy & Utilities Board’s recent decision authorizing a capital structure of 45% equity and an ROE of 8.5%. In January 2022, New Brunswick Natural Gas appealed the Energy & Utilities Board’s cost of capital decision. In May 2022, the Energy & Utilities Board issued a partial decision approving a decrease in annual revenues of $1,041 to become effective in July 2022. In June 2022, the Court of Appeal found in favour of New Brunswick Gas and remanded the cost of capital case back to the Energy & Utilities Board. On December 22, 2022 the Board issued a Final Order and approved an annual revenue increase of $1,265 based on an ROE of 9.8%. New rates became effective January 1, 2023.

Apple Valley Ranchos Water System	California	GRC	Subsequent to year-end, on February 3, 2023, the Commission issued a Final Order authorizing an annual revenue increase of $1,412. New rates are retroactive to July 1, 2022.

Park Water System	California	GRC	Subsequent to year-end, on February 3, 2023, the Commission issued a Final Order authorizing an annual revenue increase of $1,105. New rates are retroactive to July 1, 2022.

Notes to the Consolidated Financial Statements	103

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(in thousands of U.S. dollars, except as noted and per share amounts)

7.	Regulatory matters (continued)

Regulatory assets and liabilities consist of the following:

	December 31,	December 31,
	2022	2021
Regulatory assets
Fuel and commodity cost adjustments (a)	$388,294	$339,900
Retired generating plant (b)	174,609	185,073
Rate adjustment mechanism (c)	136,198	117,309
Income taxes (d)	97,414	79,472
Deferred capitalized costs (e)	90,121	62,599
Pension and post-employment benefits (f)	80,736	134,287
Environmental remediation (g)	70,529	81,802
Wildfire mitigation and vegetation management (h)	66,156	35,726
Clean energy and other customer programs (i)	28,145	25,857
Asset retirement obligation (j)	27,172	26,810
Debt premium (k)	24,888	34,204
Cost of removal (l)	11,084	—
Rate review costs (m)	9,481	9,167
Long-term maintenance contract (n)	6,504	9,134
Other (o)	60,170	26,285
Total regulatory assets	$1,271,501	$1,167,625
Less: current regulatory assets	(190,393)	(158,212)
Non-current regulatory assets	$1,081,108	$1,009,413

Regulatory liabilities
Income taxes (d)	$312,671	$295,720
Cost of removal (l)	191,173	191,981
Pension and post-employment benefits (f)	68,085	34,468
Fuel and commodity cost adjustments (a)	24,991	18,175
Clean energy and other customer programs (i)	11,572	14,829
Rate adjustment mechanism (c)	343	3,316
Other	19,347	17,700
Total regulatory liabilities	$628,182	$576,189
Less: current regulatory liabilities	(69,865)	(65,809)
Non-current regulatory liabilities	$558,317	$510,380

As recovery of regulatory assets is subject to regulatory approval, if there were any changes in regulatory positions that indicate recovery is not probable, the related cost would be charged to earnings in the period of such determination. The Company generally does not earn a return on the regulatory balances except for carrying charges on fuel and commodity cost adjustments (a), rate adjustment mechanism (c), clean energy and other customer programs (i), and rate review costs of some jurisdictions (m). Carrying charges on regulatory balances are recognized on the consolidated statement of operations under Interest and other income (note 8) and are computed using only the debt component of the allowed returned.

ALGONQUIN | LIBERTY
104	2022 Annual Report

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(in thousands of U.S. dollars, except as noted and per share amounts)

7.	Regulatory matters (continued)

(a)	Fuel and commodity cost adjustments

The revenue from the utilities includes a component that is designed to recover the cost of electricity and natural gas through rates charged to customers. To the extent actual costs of power or fuel purchased differ from power or fuel costs recoverable through current rates, that difference is deferred and recorded as a regulatory asset or liability on the consolidated balance sheets. These differences are reflected in adjustments to rates and recorded as an adjustment to cost of electricity and fuel in future periods ranging mostly from 6 to 24 months, subject to regulatory review. Derivatives are often utilized to manage the price risk associated with natural gas purchasing activities in accordance with the expectations of state regulators. The gains and losses associated with these derivatives (note 24(b)(i)) are recoverable through the commodity costs adjustment.

In February 2021, the Company’s operations were impacted by extreme winter storm conditions experienced in Texas and parts of the central U.S. (“Midwest Extreme Weather Event”). As a result of the Midwest Extreme Weather Event, the Company incurred incremental commodity costs during the period of record high pricing and elevated consumption. The Company has commodity cost mechanisms that allow for the recovery of prudently incurred expenses.

In early 2022, pursuant to the securitization statute, Empire Electric sought authorization for the issuance of $221,646 in securitized utility tariff bonds associated with the Midwest Extreme Weather Event and $140,774, in securitized utility tariff bonds for its Asbury costs, which included $21,283 in asset retirement obligations, which are estimates of costs that Empire Electric will recover from the Asbury retirement but which have not yet been incurred. On April 27, 2022, the MPSC issued an order consolidating, for purposes of hearing, these two cases regarding the quantum financeable through securitization, which hearing was held the week of June 13, 2022. On August 18, 2022, and September 22, 2022, the MPSC issued and amended, respectively, a Report and Order authorizing Empire Electric to securitize $290,383 in qualified extraordinary costs (Midwest Extreme Weather Event), energy transition costs (Asbury) and upfront financing costs associated with the proposed securitization. The amounts authorized by the securitization order are generally consistent with the costs deferred by the Company in relation to these matters. Empire Electric filed a request for rehearing seeking reconsideration of the MPSC’s denial of recovery of five percent of the Midwest Extreme Weather Event costs, its calculation of accumulated deferred income taxes, and the exclusion of certain carrying charges associated with the Asbury plant, among other issues. On October 12, 2022, the MPSC denied all rehearing motions. Empire Electric appealed to the Missouri Court of Appeals - Western District on November 10, 2022. Briefing of the case is expected to be completed in April 2023.

(b)	Retired generating plant

On March 1, 2020, the Company’s 200 MW coal generation facility located in Asbury, Missouri, ceased operations. The Company transferred the remaining net book value of Asbury’s plant retired from plant in-service to a regulatory asset. The net book value that may be retained as an asset on the balance sheet for the retired plant is dependent upon amounts that may be recovered through regulated rates, including any return. An impairment charge, if any, would equal the difference between the remaining net book value of the asset and the present value of the future revenues expected from the asset. The ultimate valuation of the regulatory asset will be determined in future commission orders. The Company is also assessing the decommissioning requirements associated with the retirement of the facility.

Per commission orders in its jurisdictions, the Company is required to track the impact of Asbury’s retirement on operating and capital expenses in Missouri for consideration in the next rate case. The Company recorded a regulatory liability for the estimated amount of revenues collected from customers for Asbury from March 1, 2020 to May 2022 that AQN determined was probable of refund. This regulatory liability did not include revenues collected related to the return on investment in Asbury as AQN determined that they were not probable of refund to customers based on the relevant facts and circumstances. AQN believes it is probable that the Asbury regulatory liability will be offset for recovery purposes against its unrecovered investment in Asbury and as a result, has netted its regulatory liability against its retired generation facilities regulatory asset.

As noted above under (a) Fuel and commodity cost adjustments, in March 2022, Empire Electric filed petitions for securitization of the impact of the Midwest Extreme Weather Event and the retirement of Asbury.

Notes to the Consolidated Financial Statements	105

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(in thousands of U.S. dollars, except as noted and per share amounts)

7.	Regulatory matters (continued)

(c)	Rate adjustment mechanism

Revenue for CalPeco Electric System, New England Gas System, Midstates Gas system, EnergyNorth Gas System, Granite State Electric System, Peach State Gas System and BELCO is subject to a revenue decoupling mechanism approved by their respective regulator, which allows revenue decoupling from sales. As a result, the difference between delivery revenue calculated based on metered consumption and approved delivery revenue is recorded as a regulatory asset or liability to reflect future recovery or refund, respectively, from customers over periods ranging from one to five years. The revenue from BELCO includes a component that is designed to recover budgeted capital and operating expenses for the current year. To the extent actual capital and operating expenditures are lower than the budgeted amounts, 80% of the shortfall is refundable to customers and is recorded as a regulatory liability. Retroactive rate adjustments for services rendered but to be collected over a period not exceeding 24 months are accrued upon approval of the final order. The difference between New Brunswick Gas’ regulated revenues and its regulated cost of service in past years is also recorded as a regulatory asset and is recovered on a straight-line basis over 26 years. The Liberty NY Water System has similar trackers which are recovered over periods ranging from one to two years.

(d)	Income taxes

The income taxes regulatory assets and liabilities represent income taxes recoverable through future revenues required to fund flow-through deferred income tax liabilities over the life of the plants and amounts owed to customers for deferred taxes collected at a higher rate than the current statutory rates.

(e)	Deferred capitalized costs

Deferred capitalized costs reflect deferred construction costs and fuel-related costs of specific generating facilities of the Empire Electric System. These amounts are being recovered over the life of the plants. The amount also includes capitalized operating and maintenance costs of New Brunswick Gas, and these amounts are being recovered at a rate of 2.43% annually.

In 2020, the Empire Electric System made an election under Missouri law to apply the plant-in-service accounting (“PISA”) regulatory mechanism, which permits the Empire Electric System to defer, on a Missouri jurisdictional basis, 85% of the depreciation expense and carrying costs at the applicable WACC on certain property, plant, and equipment placed in service after the election date and not included in base rates. The portions of regulatory asset balances that are not yet being recovered through rates shall include carrying costs at the WACC, plus applicable federal, state, and local income or excise taxes. Regulatory asset balances included in rate base shall be recovered in rates through a 20-year amortization beginning on the effective date of new rates. The Company recognizes the cost of debt on PISA deferrals as reduction of interest expense. The difference between the WACC and cost of debt will be recognized in revenue when recovery of such deferrals is reflected in customer rates.

(f)	Pension and post-employment benefits

To the extent pension and OPEB costs incurred differ from the costs recoverable through current rates, that difference is deferred and recorded as a regulatory asset or liability as approved by the applicable Regulators and is recovered through rates over a period of 3 to 8 years. In addition, the annual movements in AOCI for pension and OPEB for Empire Electric System, Empire Gas Systems, St. Lawrence Gas System and Liberty NY Water System (note 10(a)) are reclassified to regulatory accounts in accordance with ASC 980, Regulated Operations. The balance is recovered through rates consistent with the treatment of OCI under ASC 712, Compensation Non-retirement Post-employment Benefits and ASC 715, Compensation Retirement Benefits. As part of certain business acquisitions, the regulators authorized a regulatory asset or liability being set up for the amounts of pension and post-employment benefits that had not yet been recognized in net periodic cost and were presented as AOCI prior to the acquisition. These balances are recovered through rates over the future service years of the employees (an average of 10 years) or consistent with the treatment of OCI under ASC 712, Compensation Non-retirement Post-employment Benefits and ASC 715, Compensation Retirement Benefits before the transfer to regulatory asset occurred.

ALGONQUIN | LIBERTY
106	2022 Annual Report

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(in thousands of U.S. dollars, except as noted and per share amounts)

7.	Regulatory matters (continued)

(g)	Environmental remediation

Actual expenditures incurred for the clean-up of certain former natural gas manufacturing facilities (note 12(d)) are recovered through rates over a period of 7 years and are subject to an annual cap.

(h)	Wildfire mitigation and vegetation management

The regulatory asset includes incremental wildfire liability insurance premium costs approved for tracking in the Company’s California operations as well as the difference between actual and adopted spending related to dead trees program, to prevent future forest fires and general vegetation management. The assets are recovered over two years.

(i)	Clean energy and other customer programs

The regulatory asset for clean energy and customer programs includes initiatives related to solar rebate applications processed and resulting rebate-related costs. The amount also includes other energy efficiency programs. The assets are generally included in rate base and recovered over periods of six to ten years.

(j)	Asset retirement obligation

Asset retirement obligations are recorded for legally required removal costs of property, plant and equipment. The costs of retirement of assets as well as the on-going liability accretion and asset depreciation expense are expected to be recovered through rates once expenditures are made.

(k)	Debt premium

Debt premium on acquired debt is recovered as a component of the weighted average cost of debt.

(l)	Cost of removal

Rates charged to customers cover for costs that are expected to be incurred in the future to retire the utility plant. A regulatory liability (or asset) tracks the amounts that have been collected from customers net of costs incurred to date.

(m)	Rate review costs

The cost to file, prosecute and defend rate review applications is referred to as rate review costs. These costs are capitalized and amortized over the period of rate recovery granted by the Regulator ranging from one to five years

(n)	Long-term maintenance contract

To the extent actual costs of long-term maintenance incurred for one of Empire Electric System’s power plants differ from the costs recoverable through current rates, that difference is generally included in rate base and recovered over five years.

(o)	Other

The Company’s regulated utilities incur other miscellaneous costs such as storm costs, property taxes, financing costs, and equipment costs, which are probable of recovery under existing mechanisms.

Notes to the Consolidated Financial Statements	107

Algonquin Power & Utilities Corp.

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

(in thousands of U.S. dollars, except as noted and per share amounts)

8.	Long-term investments

Long-term investments consist of the following:

	December 31, 2022	December 31, 2021
Long-term investments carried at fair value
Atlantica (a)	$1,268,140	$1,750,914
Atlantica Yield Energy Solutions Canada Inc. (b)	74,083	95,246
Other	1,984	2,296
	$1,344,207	$1,848,456

Other long-term investments
Equity-method investees (c)	$381,802	$433,850
Development loans receivable from equity-method investees (d)	52,923	31,468
San Antonio Water System and other (e)	27,600	30,508
	$462,325	$495,826

Fair value change, income (loss) and impairment expense related to long-term investments from the years ended December 31 is as follows:

	Year ended December 31,
	2022	2021
Fair value gain (loss) on investments carried at fair value
Atlantica	$(482,774)	$(107,030)
Atlantica Yield Energy Solutions Canada Inc.	(16,018)	(15,915)
Other	(333)	526
	$(499,125)	$(122,419)
Dividend and interest income from investments carried at fair value
Atlantica	$86,664	$83,971
Atlantica Yield Energy Solutions Canada Inc.	20,443	17,222
Other	36	330
	$107,143	$101,523
Other long-term investments
Equity method loss (c)	$(21,416)	$(26,337)
Impairment of equity-method investee (c)	(75,910)	—
Interest and other income	24,102	20,776
	$(73,224)	$(5,561)
Fair value change, income (loss) and impairment expense related to long-term investments	$(465,206)	$(26,457)

(a)	Investment in Atlantica

Liberty (AY Holdings) B.V. (“AY Holdings”), an entity controlled and consolidated by AQN, has a share ownership in Atlantica Sustainable Infrastructure PLC (“Atlantica”) of approximately 42% (2021 - 44%). AQN has the flexibility, subject to certain conditions, to increase its ownership of Atlantica up to 48.5%. The total cost for the Atlantica shares as of December 31, 2022 is $1,167,444 (2021 - $1,167,444).

The Company has elected the fair value option under ASC 825, Financial Instruments to account for its investment in Atlantica, with changes in fair value reflected in the consolidated statements of operations.

ALGONQUIN | LIBERTY
108	2022 Annual Report

Algonquin Power & Utilities Corp.

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

(in thousands of U.S. dollars, except as noted and per share amounts)

8.	Long-term investments (continued)

(b)	Investment in AYES Canada

AQN and Atlantica own Atlantica Yield Energy Solutions Canada Inc. (“AYES Canada”), a vehicle to channel co-investment opportunities in which Atlantica holds the majority of voting rights. AYES Canada invested in Windlectric Inc. (“Windlectric”). The investment by AYES Canada in Windlectric is presented as a non-controlling interest held by a related party (notes 17).

AYES Canada is considered to be a VIE based on the disproportionate voting and economic interests of the shareholders. Atlantica is considered to be the primary beneficiary of AYES Canada. Accordingly, AQN’s investment in AYES Canada is considered an equity method investment. Under the AYES Canada shareholders agreement, AQN has the option to exchange approximately 3,500,000 shares of AYES Canada into ordinary shares of Atlantica on a one-for-one basis, subject to certain conditions. Consistent with the treatment of the Atlantica shares, the Company has elected the fair value option under ASC 825, Financial Instruments to account for its investment in AYES Canada, with changes in fair value reflected in the consolidated statements of operations.

As at December 31, 2022, the Company’s maximum exposure to loss is $74,083 (2021 - $ 95,246), which represents the fair value of the investment.

(c)	Equity-method investees

The Renewable Energy Group has non-controlling interests in operating renewable energy facilities and projects under construction with a total carrying value of $310,103 (2021 - $ 375,460). The Regulated Services Group has non-controlling interest of $56,199 (2021 - 37,492) in a power transmission line project under construction and other non-regulated operating entities owned by its utilities. The Liberty Development JV Inc. platform for non-regulated renewable energy, water and other sectors has a carrying value of $15,500 and (2021 - $20,898) is reported under Corporate.

Operating entities: The Company has interests in the operating entities listed below. The Company is not considered the primary beneficiary as the two partners have joint control and all key decisions must be unanimous. As such, the Company accounts for its interests using the equity method.

	Economic
	interest	Capacity
Texas Coastal Wind Facilities	51%	861	MW
Blue Hill Wind Facility	20%	175	MW
Red Lily Wind Facility	75%	26.4	MW
Val-Eo Wind Facility	50%	24	MW

During 2021, the Company acquired a 51% interest in four wind facilities located in Texas (“Texas Coastal Wind Facilities”) for $344,883. All facilities achieved commercial operations in 2021. As at December 31, 2022, the Company had issued $113,630 (2021 - $119,750) in letters of credit and guarantees of performance obligations under energy purchase agreements and decommissioning obligations on behalf of the Texas Coastal Wind Facilities. During the fourth quarter of 2022, the Company concluded that primarily as a result of continued challenges with congestion at the facilities, the carrying value of the interest in the Texas Coastal Wind Facilities was other-than-temporarily impaired. Accordingly, the Company performed a fair value analysis based on the income approach and recorded an impairment charge of $75,910 to reduce the carrying value of its equity investment in the Texas Coastal Wind Facilities from $282,726 to 206,816. Changes in assumptions of revenue forecasts, driven by expected production, basis difference and resulting spot prices, projected operating and capital expenditures would affect the estimated fair value.

Development: Pursuant to an agreement between AQN and funds managed by the Infrastructure and Power strategy of Ares Management, LLC (“Ares”), in November 2021 Ares became AQN’s new partner in its non-regulated development platform for renewable energy, water and other sectors as both parties contributed cash or assets of $19,688 to Liberty Development JV Inc. The Company is not considered the primary beneficiary as the two partners have joint control and all key decisions must be unanimous. As such, the Company accounts for its interests using the equity method.

Notes to the Consolidated Financial Statements	109

Algonquin Power & Utilities Corp.

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

(in thousands of U.S. dollars, except as noted and per share amounts)

8.	Long-term investments (continued)

(c)	Equity-method investees (continued)

Construction: The Renewable Energy Group has 50% equity interests in several wind and solar power electric construction projects. AQN and Ares have formed Liberty Construction (US) JV LLC (“Liberty Construction JV”) to jointly construct projects under the Renewable Energy Group. During the year, the Company contributed several projects to joint entities. The transfers resulted in a gain of $nil (2021 - $26,182). The Company holds an option to acquire the remaining interest in most construction projects at a pre-agreed price. The Company is not considered the primary beneficiary as the partners have joint control and all key decisions must be unanimous. As such, the Company accounts for its interests using the equity method.

Changes in the carrying value of equity method investees were as follows:

	2022	2021
Carrying value, January 1	$433,850	$186,452
Additional Investments	110,441	418,434
Net loss attributable to AQN	(21,416)	(26,337)
Other comprehensive income (loss) attributable to AQN (a)	(67,110)	7,733
Operating projects bought back by AQN	—	(129,075)
Dividend received	(1,183)	(2,981)
Impairment	(75,910)	—
Reclassification during the period (note 8(e))	—	(25,634)
Other	3,130	5,258
Carrying value, December 31	$381,802	$433,850

(a) Other comprehensive loss represents the Company’s proportion of the change in fair value, recorded in OCI at the investee level, on energy derivative financial instruments designated as a cash flow hedge,

Summarized combined information for AQN’s equity method investees as at December 31 is as follows:

	2022	2021
Total assets	$2,740,132	$2,126,934
Total liabilities	1,507,079	945,971
Net assets	1,233,053	1,180,963
AQN’s ownership interest in the entities	332,663	327,555
Difference between investment carrying amount and underlying equity in
net assets(a)	49,139	106,295
Total carrying value	$381,802	$433,850

(a)	The difference between the investment carrying amount and the underlying equity in net assets relates primarily to interest capitalized while the projects are under construction, the fair value of guarantees provided by the Company in regards to the investments, development fees and transaction costs.

ALGONQUIN | LIBERTY
110	2022 Annual Report

Algonquin Power & Utilities Corp.

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

(in thousands of U.S. dollars, except as noted and per share amounts)

8.	Long-term investments (continued)

(c)	Equity-method investees (continued)

Summarized combined information for AQN’s equity method investees for the year ended December 31 (presented at 100%) is as follows:

	2022	2021
Revenue	$65,025	$20,262
Net loss	$(31,070)	$(46,293)
Other comprehensive income (loss) (a)	$(130,729)	$15,177
Net loss attributable to AQN	$(21,416)	$(26,337)
Other comprehensive loss attributable to AQN (a)	$(67,110)	$7,733

(a) Other comprehensive loss represents the Company’s proportion of the change in fair value, recorded in OCI at the investee level, on energy derivative financial instruments designated as a cash flow hedge,

Except for Liberty Global Energy Solutions B.V. (formerly Abengoa-Algonquin Global Energy Solutions B.V.) (“Liberty Global Energy Solutions”), Liberty Development JV Inc. and all construction projects are considered VIEs due to the level of equity at risk and the disproportionate voting and economic interests of the shareholders. The Company has committed loan and credit support facilities with some of its equity investees. During construction, the Company has agreed to provide cash advances and credit support for the continued development and construction of the equity investees’ projects. As of December 31, 2022, the Company had issued letters of credit and guarantees of performance obligations: under a security of performance for a development opportunity; wind turbine or solar panel supply agreements; engineering, procurement, and construction agreements; interconnection agreements; energy purchase agreements; renewable energy credit agreements; and construction loan agreements. The fair value of the support provided recorded as at December 31, 2022 amounts to $8,824 (2021 - $4,612).

Summarized combined information for AQN’s VIEs as at December 31 is as follows:

	2022	2021
AQN’s maximum exposure in regards to VIEs
Carrying amount	$122,752	$86,202
Development loans receivable (d)	52,923	31,468
Performance guarantees and other commitments on behalf of VIEs	658,224	409,232
	$833,899	$526,902

The commitments are presented on a gross basis assuming no recoverable value in the assets of the VIEs. The majority of the amounts committed on behalf of VIEs in the above relate to wind turbine or solar panel supply agreements as well as engineering, procurement, and construction agreements.

(d)	Development loans receivable from equity investees

The Renewable Energy Group has committed loan and credit support facilities with some of its equity investees. During construction, the Company has agreed to provide cash advances and credit support (in the form of letters of credit, escrowed cash, guarantees or indemnities) in amounts necessary for the continued development and construction of the equity investees’ projects. The loans generally mature on the twelfth anniversary of the development agreement or commercial operation date.

(e)	San Antonio Water System and other

The Company no longer has significant influence over its 20% interest in the San Antonio Water System (“SAWS”), and therefore has discontinued the equity method of accounting in 2021. The investment is accounted for using the cost method prospectively.

Notes to the Consolidated Financial Statements	111

Algonquin Power & Utilities Corp.

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

(in thousands of U.S. dollars, except as noted and per share amounts)

9.	Long-term debt

Long-term debt consists of the following:

	Weighted
	average				December 31,	December 31,
Borrowing type	coupon	Maturity	Par value		2022	2021
Senior unsecured revolving credit facilities (a)	—	2024-2027		N/A	$351,786	$368,806
Senior unsecured bank credit facilities and delayed draw term facility (b)	—	2023-2031		N/A	773,643	141,956
Commercial paper	—	2023		N/A	407,000	338,700
U.S. dollar borrowings
Senior unsecured notes (Green Equity Units) (c)	1.18%	2026		$1,150,000	1,142,814	1,140,801
Senior unsecured notes (d)	3.39%	2023-2047		$1,505,000	1,496,101	1,689,792
Senior unsecured utility notes	6.34%	2023-2035		$142,000	154,271	155,571
Senior secured utility bonds	4.71%	2026-2044		$556,209	554,822	558,177
Canadian dollar borrowings
Senior unsecured notes (e)	3.68%	2027-2050	C$	1,200,000	882,899	1,099,403
Senior secured project notes	10.21%	2027	C$	20,349	15,024	18,344
Chilean Unidad de Fomento borrowings
Senior unsecured utility bonds	4.05%	2028-2040	CLF	1,637	77,206	77,963
					$5,855,566	$5,589,513
Subordinated U.S. dollar borrowings
Subordinated unsecured notes (f)	5.25%	2082	C$	400,000	291,238	—
Subordinated unsecured notes (f)	5.56%	2078-2082		$1,387,500	1,365,213	621,862
					$7,512,017	$6,211,375
Less: current portion					(423,274)	(356,397)
					$7,088,743	$5,854,978

Short-term obligations of $705,386 that are expected to be refinanced using the long-term credit facilities are presented as long-term debt.

Long-term debt issued at a subsidiary level (project notes or utility bonds) relating to a specific operating facility is generally collateralized by the respective facility with no other recourse to the Company. Long-term debt issued at a subsidiary level whether or not collateralized generally has certain financial covenants, which must be maintained on a quarterly basis. Non-compliance with the covenants could restrict cash distributions/dividends to the Company from the specific facilities.

ALGONQUIN | LIBERTY
112	2022 Annual Report

Algonquin Power & Utilities Corp.

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

(in thousands of U.S. dollars, except as noted and per share amounts)

9.	Long-term debt (continued)

The following table sets out the bank credit facilities available to AQN and its operating groups as at December 31, 2022:

	December 31, 2022	December 31, 2021
Revolving and term credit facilities	$4,513,300	$3,217,000
Funds drawn on facilities/ commercial paper issued	(1,532,500)	(849,600)
Letters of credit issued	(465,200)	(317,200)
Liquidity available under the facilities	2,515,600	2,050,200
Undrawn portion of uncommitted letter of credit facilities	(226,900)	(224,000)
Cash on hand	57,623	125,157
Total liquidity and capital reserves	$2,346,323	$1,951,357

Recent financing activities:

(a)	Senior unsecured revolving credit facilities

Regulated Services Group

On April 29, 2022, the Regulated Services Group entered into two new senior unsecured revolving credit facilities: a $1,000,000 senior unsecured revolving credit facility with an initial maturity date of April 29, 2027 (the “Long-Term Regulated Services Credit Facility”) and a $500,000 short-term senior unsecured revolving credit facility maturing originally on March 31, 2023 and extended to February 28, 2024, subsequent to year-end. Subject to the terms and conditions therein, the Long-Term Regulated Services Credit Facility may be extended for two additional one-year periods. In conjunction with the new facilities, the Regulated Services Group’s $500,000 senior unsecured syndicated revolving credit facility was cancelled.

On December 23, 2022, the Regulated Services Group amended and restated its $75,000 senior unsecured revolving credit facility in Bermuda with a new maturity date of December 31, 2024. On June 24, 2022, the Regulated Services Group entered into a new $25,000 senior unsecured bilateral revolving credit facility in Bermuda that matures on June 24, 2024.

Renewable Energy Group

On July 22, 2022, the Renewable Energy Group amended and restated its $500,000 senior unsecured syndicated revolving credit facility (the “Renewable Energy Credit Facility”) with a new maturity date of July 22, 2027. Subject to the terms and conditions therein, the Renewable Energy Credit Facility may be extended for additional one-year periods.

On July 22, 2022, the Renewable Energy Group entered into a new $250,000 uncommitted bilateral letter of credit facility. On November 8, 2022, the Renewable Energy Group’s $350,000 uncommitted letter of credit facility was amended and restated with a new maturity date of June 30, 2024.

(b)	Senior unsecured bank credit facilities

On November 30, 2022, the Regulated Services Group amended and restated its $1,100,000 senior unsecured delayed draw term facility (“the “Regulated Services Delayed Draw Term Facility”) with the new maturity date of November 29, 2023.

(c)	U.S dollar senior unsecured notes (Green Equity Units)

In June 2021, the Company sold 23,000,000 equity units (the “Green Equity Units”) for total gross proceeds of $1,150,000. Each Green Equity Unit was issued in a stated amount of $50, at issuance, consisted of a contract to purchase AQN common shares (the “share purchase contract”) and a 5% undivided beneficial ownership interest in a remarketable senior note of AQN due June 15, 2026, issued in the principal amount of $1,000.

Notes to the Consolidated Financial Statements	113

Algonquin Power & Utilities Corp.

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

(in thousands of U.S. dollars, except as noted and per share amounts)

9.	Long-term debt (continued)

Recent financing activities (continued):

(c)	U.S dollar senior unsecured notes (Green Equity Units) (continued)

Total annual distributions on the Green Equity Units are at a rate of 7.75%, consisting of interest on the notes (1.18% per year) and payments under the share purchase contract (6.57% per year). The interest rate on the notes will be reset following a successful marketing, which would occur in 2024. The present value of the contract adjustment payments was estimated at $222,378 and is recorded against additional paid-in capital (“APIC”) to the extent of the APIC balance and against retained earnings (deficit) for the remainder. The corresponding amount of $222,378 was recorded in other liabilities and is accreted over the three-year period (note 12(a)).

Each share purchase contract requires the holder to purchase by no later than June 15, 2024 for a price of $50 in cash, a number of AQN common shares (“common shares”) based on the applicable market value to be determined using the volume-weighted average price of the common shares over a 20-day trading period ending June 14, 2024. The minimum settlement rate under the purchase contracts is 2.7778 common shares, which is approximately equal to the $50 stated amount per Green Equity Unit, divided by the threshold appreciation price of $18 per common share. The maximum settlement rate under the purchase contracts is 3.3333 common shares, which is approximately equal to the $50 stated amount per Green Equity Unit, divided by $15 per common share.

The common share purchase obligation of holders of Green Equity Units will be satisfied by the proceeds raised from a successful remarketing of the notes, unless a holder has elected to settle with separate cash. Holders’ beneficial ownership interest in each note has been pledged to AQN to secure the holders’ obligation to purchase common shares under the related share purchase contract.

Prior to the issuance of common shares, the share purchase contracts, if dilutive, will be reflected in the Company’s diluted earnings per share calculations using the treasury stock method.

(d)	U.S. dollar senior unsecured notes

On April 30, 2022, the Company repaid a $80,000 senior unsecured note on its maturity.

On August 1, 2022, the Company repaid a $115,000 senior unsecured note on its maturity.

Subsequent to year end, the Company repaid a $15,000 senior unsecured note on its maturity.

(e)	Canadian dollar senior unsecured notes

On February 15, 2022, the Company repaid a C$200,000 senior unsecured note on its maturity. On February 15, 2021, the Renewable Energy Group repaid a C$150,000 unsecured note upon its maturity. Concurrent with the repayments, the Renewable Energy Group unwound and settled the related cross-currency fixed-for-fixed interest rate swap (note 24(b)(iii)).

On April 9, 2021, the Renewable Energy Group issued C$400,000 senior unsecured debentures bearing interest at 2.85% with a maturity date of July 15, 2031. The notes were sold at a price of C$999.92 per C$1,000.00 principal amount. Concurrent with the offering, the Renewable Energy Group entered into a fixed-for-fixed cross-currency interest rate swap to convert the Canadian-dollar-denominated coupon and principal payments from the offering into U.S. dollars (note 24(b)(iii)).

ALGONQUIN | LIBERTY
114	2022 Annual Report

Algonquin Power & Utilities Corp.

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

(in thousands of U.S. dollars, except as noted and per share amounts)

9.	Long-term debt (continued)

Recent financing activities (continued):

(f)	Subordinated unsecured notes

On January 18, 2022, the Company closed (i) an underwritten public offering in the United States (the “U.S. Offering”) of $750,000 aggregate principal amount of 4.75% fixed-to-fixed reset rate junior subordinated notes series 2022-B due January 18, 2082 (the “U.S. Notes”); and (ii) an underwritten public offering in Canada (the “Canadian Offering” and, together with the U.S. Offering, the “Offerings”) of C$400,000 (approximately $320,000) aggregate principal amount of 5.25% fixed-to-fixed reset rate junior subordinated notes series 2022-A due January 18, 2082 (the “Canadian Notes” and, together with the U.S. Notes, the “Notes”). Concurrent with the pricing of the Offerings, the Company entered into a cross currency interest rate swap to convert the Canadian dollar denominated proceeds from the Canadian Offering into U.S. dollars, and a forward starting swap to fix the interest rate for the second five year term of the U.S. Notes, resulting in an anticipated effective interest rate to the Company of approximately 4.95% throughout the first ten-year period of the Notes.

As of December 31, 2022, the Company had accrued $70,274 in interest expense (2021 - $49,806). Interest expense for the years ended December 31 consists of the following:

	2022	2021
Long-term debt	$261,535	$217,123
Commercial paper, credit facility draws and related fees	43,015	17,065
Accretion of fair value adjustments	(16,547)	(18,174)
Capitalized interest and AFUDC capitalized on regulated property	(10,802)	(6,521)
Other	1,373	61
	$278,574	$209,554

Principal payments due in the next five years and thereafter are as follows:

2023	2024	2025	2026	2027	Thereafter	Total
$1,128,660	$359,371	$45,262	$1,265,711	$719,144	$4,019,166	$7,537,314

10.	Pension and other post-employment benefits

The Company provides defined contribution pension plans to substantially all of its employees. The Company’s contributions for 2022 were $12,126 (2021 - $10,836).

The Company provides a defined benefit cash balance pension plan under which employees are credited with a percentage of base pay plus a prescribed interest rate credit. In conjunction with the utility acquisitions, the Company also assumes defined benefit pension, SERP and OPEB plans for qualifying employees in the related acquired businesses. The legacy plans are non-contributory defined pension plans covering substantially all employees of the acquired businesses. Benefits are based on each employee’s years of service and compensation. The Company permanently freezes the accrual of benefits for participants in legacy plans. Thereafter, employees accrue benefits under the Company’s cash balance plan. The OPEB plans provide health care and life insurance coverage to eligible retired employees. Eligibility is based on age and length of service requirements and, in most cases, retirees must cover a portion of the cost of their coverage.

Notes to the Consolidated Financial Statements	115

Algonquin Power & Utilities Corp.

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

(in thousands of U.S. dollars, except as noted and per share amounts)

10.	Pension and other post-employment benefits (continued)

(a)	Net pension and OPEB obligation

The following table sets forth the projected benefit obligations, fair value of plan assets, and funded status of the Company’s plans as of December 31:

	Pension benefits		OPEB
	2022	2021	2022	2021
Change in projected benefit obligation
Projected benefit obligation, beginning of year	$765,618	$834,913	$292,646	$306,524
Projected benefit obligation assumed from business combination	87,933	—	5,195	—
Plan Settlements	(112)	(1,294)	—	—
Service cost	16,309	14,673	6,277	7,307
Interest cost	24,787	20,676	9,146	8,048
Actuarial gain	(198,074)	(36,597)	(82,991)	(18,977)
Contributions from retirees	—	—	2,220	2,040
Plan amendments	—	237	(2,452)	310
Medicare Part D	—	—	367	373
Benefits paid	(68,197)	(66,800)	(13,078)	(12,979)
Foreign exchange	(129)	(190)	—	—
Projected benefit obligation, end of year	$628,135	$765,618	$217,330	$292,646
Change in plan assets
Fair value of plan assets, beginning of year	648,864	629,157	192,375	176,616
Plan assets acquired in business combination	74,532	—	8,577	—
Actual return on plan assets	(109,118)	58,721	(30,105)	15,200
Employer contributions	23,296	29,058	11,811	11,178
Plan Settlements	(112)	(1,294)	—	—
Contributions from retirees	—	—	2,220	1,988
Medicare Part D subsidy receipts	—	—	367	372
Benefits paid	(68,197)	(66,800)	(13,078)	(12,979)
Foreign exchange	(10)	22	—	—
Fair value of plan assets, end of year	$569,255	$648,864	$172,167	$192,375
Unfunded status	$(58,880)	$(116,754)	$(45,163)	$(100,271)
Amounts recognized in the consolidated
balance sheets consist of:
Non-current assets (note 11)	12,264	11,751	14,218	11,879
Current liabilities	(1,907)	(1,902)	(3,039)	(699)
Non-current liabilities	(69,237)	(126,603)	(56,342)	(111,451)
Net amount recognized	$(58,880)	$(116,754)	$(45,163)	$(100,271)

The accumulated benefit obligation for the pension and OPEB plans was $815,589 and $1,080,685 as of December 31, 2022 and 2021, respectively.

ALGONQUIN | LIBERTY

116	2022 Annual Report

Algonquin Power & Utilities Corp.

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

(in thousands of U.S. dollars, except as noted and per share amounts)

10.	Pension and other post-employment benefits (continued)

(a)	Net pension and OPEB obligation (continued)

Information for pension and OPEB plans with an accumulated benefit obligation in excess of plan assets:

	Pension		OPEB
	2022	2021	2022	2021
Accumulated benefit obligation	$413,041	$489,043	$198,463	$274,649
Fair value of plan assets	$364,229	$396,679	$139,368	$162,592

Information for pension and OPEB plans with a projected benefit obligation in excess of plan assets:

	Pension		OPEB
	2022	2021	2022	2021
Projected benefit obligation	$489,140	$580,841	$198,463	$274,649
Fair value of plan assets	$417,994	$452,333	$139,368	$162,592

(b)	Pension and post-employment actuarial changes

Change in AOCI, before tax	Pension		OPEB
	Actuarial losses (gains)	Past service gains	Actuarial losses (gains)	Past service losses (gains)
Balance, January 1, 2021	$57,231	$(5,306)	$(4,299)	$—
Additions to AOCI	(59,754)	237	(24,126)	(24)
Amortization in current period	(13,130)	1,626	(2,021)	334
Amortization due to plan settlements	(210)	—	—	—
Reclassification to regulatory accounts	31,670	(752)	14,816	—
Balance, December 31, 2021	$15,807	$(4,195)	$(15,630)	$310
Additions to AOCI	(47,473)	—	(41,527)	(24)
Amortization in current period	(3,429)	1,584	56	(2,476)
Amortization due to plan settlements	15	—	—	—
Reclassification to regulatory accounts	34,409	(752)	23,551	—
Balance, December 31, 2022	$(671)	$(3,363)	$(33,550)	$(2,190)

The movements related to pension and OPEB in AOCI for Empire Electric System, Empire Gas Systems, St. Lawrence Gas System and Liberty NY Water System are reclassified to regulatory accounts since it is probable the unfunded amount of these plans will be afforded rate recovery (note 7(f)).

Notes to the Consolidated Financial Statements	117

Algonquin Power & Utilities Corp.

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

(in thousands of U.S. dollars, except as noted and per share amounts)

10.	Pension and other post-employment benefits (continued)

(c)	Assumptions

Weighted average assumptions used to determine net benefit obligation for 2022 and 2021 were as follows:

	Pension benefits		OPEB
	2022	2021	2022	2021
Discount rate	5.48%	2.94%	5.49%	3.00%
Interest crediting rate (for cash balance plans)	4.50%	4.00%	N/A	N/A
Rate of compensation increase	3.70%	4.00%	N/A	N/A
Health care cost trend rate
Before age 65			6.00%	5.88%
Age 65 and after			6.00%	5.88%
Assumed ultimate medical inflation rate			4.75%	4.75%
Year in which ultimate rate is reached			2033	2031

The mortality assumption for December 31, 2022 uses the Pri-2012 mortality table and the projected generationally scale MP-2021, adjusted to reflect the ultimate improvement rates in the 2021 Social Security Administration intermediate assumptions for plans in the United States. The mortality assumption for the Bermuda plan as of December 31, 2022 uses the 2014 Canadian Pensioners’ Mortality Table combined with mortality improvement scale CPM-B.

In selecting an assumed discount rate, the Company uses a modelling process that involves selecting a portfolio of high-quality corporate debt issuances (AA- or better) whose cash flows (via coupons or maturities) match the timing and amount of the Company’s expected future benefit payments. The Company considers the results of this modelling process, as well as overall rates of return on high-quality corporate bonds and changes in such rates over time, to determine its assumed discount rate.

The rate of return assumptions are based on projected long-term market returns for the various asset classes in which the plans are invested, weighted by the target asset allocations.

Weighted average assumptions used to determine net benefit cost for 2022 and 2021 were as follows:

	Pension benefits		OPEB
	2022	2021	2022	2021
Discount rate	2.94%	2.49%	3.00%	2.58%
Expected return on assets	6.19%	6.20%	6.48%	4.79%
Rate of compensation increase	3.91%	3.99%	n/a	n/a
Health care cost trend rate
Before Age 65			5.88%	5.12%
Age 65 and after			5.88%	5.12%
Assumed ultimate medical inflation rate			4.75%	4.05%
Year in which ultimate rate is reached			2031	2031

ALGONQUIN | LIBERTY

118	2022 Annual Report

Algonquin Power & Utilities Corp.

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

(in thousands of U.S. dollars, except as noted and per share amounts)

10.	Pension and other post-employment benefits (continued)

(d)	Benefit costs

The following table lists the components of net benefit cost for the pension and OPEB plans. Service cost is recorded as part of operating expenses and non-service costs are recorded as part of other net losses in the consolidated statements of operations. The employee benefit costs related to businesses acquired are recorded in the consolidated statements of operations from the date of acquisition.

	Pension benefits		OPEB
	2022	2021	2022	2021
Service cost	$16,309	$14,673	$6,277	$7,307
Non-service costs
Interest cost	24,787	20,676	9,146	8,048
Expected return on plan assets	(41,226)	(35,972)	(11,359)	(10,052)
Amortization of net actuarial loss	3,452	13,126	(56)	2,021
Amortization of prior service credits	(1,584)	(1,626)	24	11
Amortization due to plan settlements	(15)	198	—	—
Amortization of regulatory accounts	22,951	19,665	4,829	218
	$8,365	$16,067	$2,584	$246
Net benefit cost	$24,674	$30,740	$8,861	$7,553

(e)	Plan assets

The Company’s investment strategy for its pension and post-employment plan assets is to maintain a diversified portfolio of assets with the primary goal of meeting long-term cash requirements as they become due.

The Company’s target asset allocation is as follows:

Asset class	Target (%)	Range (%)
Equity securities	41%	30% -100%
Debt securities	49%	20% - 60%
Other	10%	0% - 20%
	100%

The fair values of investments as of December 31, 2022, by asset category, are as follows:

Asset class	2022	Percentage
Equity securities	$317,088	43%
Debt securities	356,654	48%
Other	67,680	9%
	$741,422	100%

As of December 31, 2022, the plan assets do not include any material investments in AQN.

Notes to the Consolidated Financial Statements	119

Algonquin Power & Utilities Corp.

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

(in thousands of U.S. dollars, except as noted and per share amounts)

10.	Pension and other post-employment benefits (continued)

(e)	Plan assets (continued)

All investments as of December 31, 2022 were valued using level 1 inputs except for 21,904 of institutional private equity investments using level 3 fair value measurement. These private equity funds invest in the private equity secondary market and in the credit markets. These funds are not traded in the open market, and are valued based on the underlying securities within the funds. The underlying securities are valued at fair value by the fund managers by using securities exchange quotations, pricing services, obtaining broker-dealer quotations, reflecting valuations provided in the most recent financial reports, or at a good faith estimate using fair market value principles.

The following table summarizes the changes fair value of these level 3 assets as of December 31:

Level 3
Balance, January 1, 2022	$17,314
Contributions into funds	4,781
Return on assets	2,094
Distributions	(2,285)
Balance, December 31, 2022	$21,904

(f)	Cash flows

The Company expects to contribute $22,386 to its pension plans and $9,819 to its post-employment benefit plans in 2023.

The expected benefit payments over the next ten years are as follows:

	2023	2024	2025	2026	2027	2028-2032
Pension plan	$48,174	$47,428	$49,794	$50,585	$50,433	$259,082
OPEB	$11,483	$12,025	$12,548	$12,925	$13,479	$72,684

11.	Other assets

Other assets consist of the following:

	2022	2021
Restricted cash	$43,562	$36,232
Pension and OPEB plan assets (note 10(a))	26,482	23,630
Long-term deposits and cash collateral	22,537	14,713
Income taxes recoverable	7,100	7,649
Deferred financing costs (a)	28,586	30,544
Other (b)	21,596	10,913
	$149,863	$123,681
Less: current portion	(22,564)	(16,153)
	$127,299	$107,528

(a)	Deferred financing costs

Deferred financing costs represent costs of arranging the Company’s revolving credit facilities and intercompany loans as well as the portion of transactions costs related to the Green Equity Units (note 9(c)) that will be recorded against the common shares when issued.

(b)	Other

Other includes various deferred charges that are expected to be transferred to utility plant upon reaching certain milestones as well as prepaid long-term service contracts.

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120	2022 Annual Report

Algonquin Power & Utilities Corp.

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

(in thousands of U.S. dollars, except as noted and per share amounts)

12.	Other long-term liabilities

Other long-term liabilities consist of the following:

	2022	2021
Contract adjustment payments (a)	$113,876	$187,580
Asset retirement obligations (b)	116,584	142,147
Advances in aid of construction (c)	88,546	82,584
Environmental remediation obligation (d)	42,457	55,224
Customer deposits (e)	34,675	32,629
Unamortized investment tax credits (f)	17,649	17,439
Deferred credits and contingent consideration (g)	39,498	43,495
Preferred shares, Series C (h)	12,072	13,348
Hook up fees (i)	32,463	21,904
Lease liabilities (note 1(q))	21,834	22,512
Contingent development support obligations (j)	8,824	4,615
Note payable to related party (k)	25,808	25,808
Other	41,156	34,534
	$595,442	$683,819
Less: current portion	(134,212)	(167,908)
	$461,230	$515,911

(a)	Contract adjustment payment

In June 2021, the Company sold 23,000,000 Green Equity Units for total gross proceeds of $1,150,000 (note 9(c)). Total annual distributions on the Green Equity Units are at a rate of 7.75%, consisting of interest on the notes (1.18% per year) and payments under the share purchase contract (6.57% per year). The present value of the contract adjustment payments was estimated at $222,378 and recorded in other liabilities. The contract adjustment payments amount is accreted over the three-year period.

(b)	Asset retirement obligations

Asset retirement obligations mainly relate to legal requirements to: (i) remove wind farm facilities upon termination of land leases; (ii) cut (disconnect from the distribution system), purge (cleanup of natural gas and polychlorinated biphenyls (“PCB”) contaminants) and cap natural gas mains within the natural gas distribution and transmission system when mains are retired in place, or sections of natural gas main are removed from the pipeline system; (iii) clean and remove storage tanks containing waste oil and other waste contaminants; (iv) remove certain river water intake structures and equipment; (v) dispose of coal combustion residuals and PCB contaminants; (vi) remove asbestos upon major renovation or demolition of structures and facilities; and (vii) decommission and restore power generation engines and related facilities.

Changes in the asset retirement obligations are as follows:

	2022	2021
Opening balance	$142,147	$79,968
Obligation assumed	793	57,067
Retirement activities	(27,980)	(4,133)
Accretion	4,589	4,381
Change in cash flow estimates	(2,965)	4,864
Closing balance	$116,584	$142,147

Notes to the Consolidated Financial Statements	121

Algonquin Power & Utilities Corp.

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

(in thousands of U.S. dollars, except as noted and per share amounts)

12.	Other long-term liabilities (continued)

(b)	Asset retirement obligations (continued)

As the cost of retirement of utility assets in the United States is expected to be recovered through rates, a corresponding regulatory asset is recorded for liability accretion and asset depreciation expense (note 7(j)).

(c)	Advances in aid of construction

The Company’s regulated utilities have various agreements with real estate development companies (the “developers”) conducting business within the Company’s utility service territories, whereby funds are advanced to the Company by the developers to assist with funding some or all of the costs of the development.

In many instances, developer advances can be subject to refund, but the refund is non-interest bearing. Refunds of developer advances are made over periods generally ranging from 5 to 40 years. Advances not refunded within the prescribed period are usually not required to be repaid. After the prescribed period has lapsed, any remaining unpaid balance is transferred to contributions in aid of construction and recorded as an offsetting amount to the cost of property, plant and equipment. In 2022, $1,299 (2021 - $6,376) was transferred from advances in aid of construction to contributions in aid of construction.

(d)	Environmental remediation obligation

A number of the Company’s regulated utilities were named as potentially responsible parties for remediation of several sites at which hazardous waste is alleged to have been disposed as a result of historical operations of manufactured natural gas plants (“MGP”) and related facilities. The Company is currently investigating and remediating, as necessary, those MGP and related sites in accordance with plans submitted to the agency with authority for each of the respective sites.

The Company estimates the remaining undiscounted, unescalated cost of the environmental cleanup activities will be $48,346 (2021 - $57,167), which at discount rates ranging from 3.4% to 4.2% represents the recorded accrual of $42,457 as of December 31, 2022 (2021 - $55,224). Approximately $27,410 is expected to be incurred over the next three years, with the balance of cash flows to be incurred over the following 30 years.

Changes in the environmental remediation obligation are as follows:

	2022	2021
Opening balance	$55,224	$69,383
Remediation activities	(5,243)	(9,865)
Accretion	2,167	1,025
Changes in cash flow estimates	1,344	2,265
Revision in assumptions	(11,035)	(7,584)
Closing balance	$42,457	$55,224

The Regulators for the New England Gas System and Energy North Gas System provide for the recovery of actual expenditures for site investigation and remediation over a period of 7 years and, accordingly, as of December 31, 2022, the Company has reflected a regulatory asset of $70,529 (2021 - $81,802) for the MGP and related sites (note 7(g)).

(e)	Customer deposits

Customer deposits result from the Company’s obligation by Regulators to collect a deposit from customers of its facilities under certain circumstances when services are connected. The deposits are refundable as allowed under the facilities’ regulatory agreement.

ALGONQUIN | LIBERTY

122	2022 Annual Report

Algonquin Power & Utilities Corp.

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

(in thousands of U.S. dollars, except as noted and per share amounts)

12.	Other long-term liabilities (continued)

(f)	Unamortized investment tax credits

The unamortized investment tax credits were assumed in connection with the acquisition of the Empire Electric System. The investment tax credits are associated with an investment made in a generating station. The credits are being amortized over the life of the generating station.

(g)	Deferred credits and contingent consideration

Deferred credits and contingent consideration include unresolved contingent consideration related to prior acquisitions which is expected to be paid. In 2021, the Company recorded contingent consideration related to the acquisition of AAGES Sugar Creek Wind, LLC in an amount of $18,641 (note 3(f)).

(h)	Preferred shares, Series C

AQN has 100 redeemable preferred shares, Series C issued and outstanding. The preferred shares are mandatorily redeemable in 2031 for C$53,400 per share and have a contractual cumulative cash dividend paid quarterly until the date of redemption based on a prescribed payment schedule indexed in proportion to the increase in CPI over the term of the shares. The preferred shares, Series C are convertible into common shares at the option of the holder and the Company, at any time after May 20, 2031 and before June 19, 2031, at a conversion price of C$53,400 per share.

As these shares are mandatorily redeemable for cash, they are classified as liabilities in the consolidated financial statements. The preferred shares, Series C are accounted for under the effective interest method, resulting in accretion of interest expense over the term of the shares. Dividend payments are recorded as a reduction of the preferred shares, Series C carrying value.

Estimated dividend payments due in the next five years and dividend and redemption payments thereafter are as follows:

2023	$1,245
2024	1,443
2025	1,459
2026	1,316
2027	1,262
Thereafter to 2031	4,654
Redemption amount	3,943
$15,322
Less: amounts representing interest	(3,250)
$12,072
Less current portion	(1,245)
$10,827

(i)	Hook up fees

Hook up fees result from the collection from customers of funds for installation and connection to the utility’s infrastructure. The fees are refundable as allowed under the facilities’ regulatory agreement.

(j)	Contingent development support obligations

The Company provides credit support necessary for the continued development and construction of its equity investees’ wind and solar power electric development projects and infrastructure development projects. The contingent development support obligations represent the fair value of the support provided (note 8(c)).

Notes to the Consolidated Financial Statements	123

Algonquin Power & Utilities Corp.

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

(in thousands of U.S. dollars, except as noted and per share amounts)

12.	Other long-term liabilities (continued)

(k)	Note payable to related party

In 2020, a subsidiary of the Company made a tax equity investment into Altavista Solar Subco, LLC, an equity investee of the Company and indirect owner of the Altavista Solar Project. Following the closing of the construction financing facility for the Altavista Solar Project, certain excess funds were distributed to the Company and in return the Company issued a promissory note payable of $30,493 to Altavista Solar Subco, LLC. The promissory note bears an interest rate of 0.675%, compounded annually. The note was repaid in full during the second quarter of 2021.

In 2021, a subsidiary of the Company made a tax equity investment into New Market Solar Investco, LLC, an equity investee of the Company and indirect owner of the New Market Solar Project (note 8(c)). Following the closing of the construction financing facility for the New Market Solar Project, certain excess funds were distributed to the Company and in return the Company issued a promissory note of $25,808 payable to New Market Solar Investco, LLC. The promissory note bears an interest rate of 4% annually and has a maturity date of December 16, 2031.

13.	Shareholders’ capital

(a)	Common shares

Number of common shares

	2022	2021
Common shares, beginning of year	671,960,276	597,142,219
Public offering	2,861,709	67,611,465
Dividend reinvestment plan	7,676,666	6,184,686
Exercise of share-based awards (c)	1,115,398	1,020,020
Conversion of convertible debentures	754	1,886
Common shares, end of year	683,614,803	671,960,276

Authorized

AQN is authorized to issue an unlimited number of common shares. The holders of the common shares are entitled to dividends if, as and when declared by the board of directors of AQN (the “Board”); to one vote per share at meetings of the holders of common shares; and upon liquidation, dissolution or winding up of AQN to receive pro rata the remaining property and assets of AQN, subject to the rights of any shares having priority over the common shares.

The Company has a shareholders’ rights plan (the “Rights Plan”), which expires in 2025. Under the Rights Plan, one right is issued with each issued share of the Company. The rights remain attached to the shares and are not exercisable or separable unless one or more certain specified events occur. If a person or group acting in concert acquires 20 percent or more of the outstanding shares (subject to certain exceptions) of the Company, the rights will entitle the holders thereof (other than the acquiring person or group) to purchase shares at a 50 percent discount from the then-current market price. The rights provided under the Rights Plan are not triggered by any person making a “Permitted Bid”, as defined in the Rights Plan.

(i) Public offering

On November 8, 2021, AQN issued 44,080,000 common shares at a price of $14.63 (C$18.15)per share for total gross proceeds of $642,664 (C$800,052) before issuance costs of $26,173 (C$32,583), which AQN intends to use to partially finance the Kentucky Power Transaction; provided that, in the short-term, prior to the closing of the Kentucky Power Transaction, the Company has used the net proceeds to repay certain indebtedness of AQN and its subsidiaries (note 3(b)). Forward contracts were used to manage the Canadian dollar risk (note 24(b)(iv)).

ALGONQUIN | LIBERTY

124	2022 Annual Report

Algonquin Power & Utilities Corp.

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

(in thousands of U.S. dollars, except as noted and per share amounts)

13.	Shareholders’ capital (continued)

(a)	Common shares (continued)

(ii)	At-the-market equity program

On August 15, 2022, AQN re-established its at-the-market equity program (“ATM program”) which allows the Company to issue up to $500,000 (or the equivalent in Canadian dollars) of common shares from treasury to the public from time to time, at the Company’s discretion, at the prevailing market price when issued on the Toronto Stock Exchange (“TSX”), the New York Stock Exchange (“NYSE”), or any other existing trading market for the common shares of the Company in Canada or the United States. During the year ended December 31, 2022, the Company issued 2,861,709 common shares under the ATM program at an average price of $13.94 per common share for gross proceeds of $38,923 ($38,534 net of commissions). Other related costs were $558.

The Company has issued since the inception of the ATM program in 2019 a cumulative total of 36,814,536 common shares at an average price of $15.00 per share for gross proceeds of $551,086 ($544,295 net of commissions). Other related costs, primarily related to the establishment and subsequent re-establishments of the ATM program, were $4,843.

(iii) Dividend reinvestment plan

The Company has a common shareholder dividend reinvestment plan, which, when the plan is active, provides an opportunity for holders of AQN’s common shares who reside in Canada, the United States, or, subject to AQN’s consent, other jurisdictions, to reinvest the cash dividends paid on their common shares in additional common shares which, at AQN’s election, are either purchased on the open market or newly issued from treasury. Effective March 3, 2022, common shares purchased under the plan were issued at a 3% discount (previously at 5%) to the prevailing market price (as determined in accordance with the terms of the plan). Subsequent to year-end, AQN issued an additional 4,370,289 common shares under the dividend reinvestment plan. Effective March 16, 2023, AQN suspended the dividend reinvestment plan. Dividends will only be paid in cash while the reinvestment plan is suspended.

(b)	Preferred shares

AQN is authorized to issue an unlimited number of preferred shares, issuable in one or more series, containing terms and conditions as approved by the Board.

The Company has the following preferred shares, Series A and preferred shares, Series D issued and outstanding as at December 31, 2022 and 2021:

Preferred shares	Number of shares	Price per share		Carrying amount C$		Carrying amount $
Series A	4,800,000	C$	25	C$	116,546	$100,463
Series D	4,000,000	C$	25	C$	97,259	$83,836
						$184,299

The holders of preferred shares, Series A are entitled to receive quarterly fixed cumulative preferential cash dividends, if, as and when declared by the Board. The dividend for each year up to, but excluding, December 31, 2023 will be an annual amount of C$1.2905 per share. The Series A dividend rate will reset on December 31, 2023 and every five years thereafter at a rate equal to the then five-year Government of Canada bond yield plus 2.94%. The preferred shares, Series A are redeemable at C$25 per share at the option of the Company on December 31, 2023 and every fifth year thereafter. The holders of preferred shares, Series A have the right to convert their shares into cumulative floating rate preferred shares, Series B, subject to certain conditions, on December 31, 2023, and every fifth year thereafter.

The holders of preferred shares, Series D are entitled to receive fixed cumulative preferential dividends as and when declared by the Board at an annual amount of C$1.2728 per share for each year up to, but excluding, March 31, 2024. The Series D dividend will reset on March 31, 2024 and every five years thereafter at a rate equal to the then five-year Government of Canada bond plus 3.28%. The preferred shares, Series D are redeemable at C$25 per share at the option of the Company on March 31, 2024 and every fifth year thereafter. The holders of preferred shares, Series D have the right to convert their shares into cumulative floating rate preferred shares, Series E, subject to certain conditions, on March 31, 2024, and every fifth year thereafter.

Notes to the Consolidated Financial Statements	125

Algonquin Power & Utilities Corp.

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

(in thousands of U.S. dollars, except as noted and per share amounts)

13.	Shareholders’ capital (continued)

(b)	Preferred shares (continued)

The Company has 100 redeemable preferred shares, Series C issued and outstanding. The mandatorily redeemable preferred shares, Series C are recorded as a liability on the consolidated balance sheets as they are mandatorily redeemable for cash (note 12(h)).

(c)	Share-based compensation

For the year ended December 31, 2022, AQN recorded $10,920 (2021 - $8,395) in total share-based compensation expense as follows:

	2022	2021
Share options	$980	$939
Director deferred share units	960	821
Employee share purchase	562	592
Performance and restricted share units	8,418	6,043
Total share-based compensation	$10,920	$8,395

The compensation expense is recorded with operating expenses in the consolidated statements of operations. The portion of share-based compensation costs capitalized as cost of construction is insignificant.

As of December 31, 2022, total unrecognized compensation costs related to non-vested share-based awards was $10,732 and is expected to be recognized over a period of 1.8 years.

(i)	Share option plan

The Company’s share option plan (the “Plan”) permits the grant of share options to officers, directors, employees and selected service providers. The aggregate number of shares that may be reserved for issuance under the Plan must not exceed 8% of the number of shares outstanding at the time the options are granted.

The number of shares subject to each option, the option price, the expiration date, the vesting and other terms and conditions relating to each option shall be determined by the Board (or the compensation committee of the Board (“Compensation Committee”)) from time to time. Dividends on the underlying shares do not accumulate during the vesting period. Option holders may elect to surrender any portion of the vested options that is then exercisable in exchange for the “In-the-Money Amount”. In accordance with the Plan, the “In-The-Money Amount” represents the excess, if any, of the market price of a share at such time over the option price, in each case such “In-the-Money Amount” being payable by the Company in cash or common shares at the election of the Company. As the Company does not expect to settle these instruments in cash, these options are accounted for as equity awards.

The Compensation Committee may accelerate the vesting of the unvested options then held by the optionee at the Compensation Committee’s discretion. In the event that the Company restates its financial results, any unpaid or unexercised options may be cancelled at the discretion of the Compensation Committee in accordance with the terms of the Company’s clawback policy.

The estimated fair value of options, including the effect of estimated forfeitures, is recognized as expense on a straight-line basis over the options’ vesting periods while ensuring that the cumulative amount of compensation cost recognized at least equals the value of the vested portion of the award at that date. The Company determines the fair value of options granted using the Black-Scholes option-pricing model. The risk-free interest rate is based on the zero-coupon Canada Government bond with a similar term to the expected life of the options at the grant date. Expected volatility was estimated based on the historical volatility of the Company’s common shares. The expected life was based on experience to date. The dividend yield rate was based upon recent historical dividends paid on AQN common shares.

ALGONQUIN | LIBERTY

126	2022 Annual Report

Algonquin Power & Utilities Corp.

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

(in thousands of U.S. dollars, except as noted and per share amounts)

13.	Shareholders’ capital (continued)

(c)	Share-based compensation (continued)

(ii)	Share option plan (continued)

The following assumptions were used in determining the fair value of share options granted:

	2022		2021
Risk-free interest rate		1.9%		1.1%
Expected volatility		23%		23%
Expected dividend yield		4.3%		4.1%
Expected life		5.50 years		5.50 years
Weighted average grant date fair value per option	C$	2.44	C$	2.46

Share option activity during the years is as follows:

	Number of awards	Weighted average exercise price		Weighted average remaining contractual term (years)	Aggregate intrinsic value
Balance, January 1, 2021	2,110,448	C$	15.45	6.55	C$	11,604
Granted	437,006		19.64	7.22		—
Exercised	(506,926)		13.92	5.95		1,453
Forfeited	—		—	—		—
Balance, December 31, 2021	2,040,528	C$	15.45	6.11	C$	3,145
Granted	646,090		19.11	7.22		—
Exercised	(40,074)		13.92	5.95		103
Forfeited	(19,764)		19.11	—		—
Balance, December 31, 2022	2,626,780	C$	16.02	5.63	C$	—
Exercisable, December 31, 2022	2,052,946	C$	17.35	5.63	C$	—

(iii)	Employee share purchase plan

Under the Company’s ESPP, eligible employees may have a portion of their earnings withheld to be used to purchase the Company’s common shares. The Company will match 20% of the employee contribution amount for the first five thousand dollars per employee contributed annually and 10% of the employee contribution amount for contributions over five thousand dollars up to ten thousand dollars annually. Common shares purchased through the Company match portion shall not be eligible for sale by the participant for a period of one year following the purchase date on which such shares were acquired. At the Company’s option, the common shares may be (i) issued to participants from treasury at the average share price or (ii) acquired on behalf of participants by purchases through the facilities of the TSX or NYSE by an independent broker. The aggregate number of common shares reserved for issuance from treasury by AQN under the ESPP shall not exceed 4,000,000 common shares.

Notes to the Consolidated Financial Statements	127

Algonquin Power & Utilities Corp.

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

(in thousands of U.S. dollars, except as noted and per share amounts)

13.	Shareholders’ capital (continued)

(c)	Share-based compensation (continued)

(iii)	Employee share purchase plan (continued)

The Company uses the fair value based method to measure the compensation expense related to the Company’s contribution. For the year ended December 31, 2022, a total of 414,338 common shares (2021 - 355,096) were issued to employees under the ESPP.

(iv)	Director’s deferred share units

Under the Company’s DSU plan, non-employee directors of the Company may elect annually to receive all or any portion of their compensation in DSUs in lieu of cash compensation. Directors’ fees are paid on a quarterly basis and at the time of each payment of fees, the applicable amount is converted to DSUs. A DSU has a value equal to one of the Company’s common shares. Dividends accumulate in the DSU account and are converted to DSUs based on the market value of the shares on that date. DSUs cannot be redeemed until the director retires, resigns, or otherwise leaves the Board. The DSUs provide for settlement in cash or common shares at the election of the Company. As the Company does not expect to settle these instruments in cash, these options are accounted for as equity awards. For the year ended December 31, 2022, a total of 120,513 DSUs (2021 - 73,467) were issued and 5,176 DSUs (2021 - 87,582) were settled in exchange for 2,403 common shares issued from treasury, and 2,773 DSUs were settled at their cash value as payment for tax withholding related to the settlement of the awards. As of December 31, 2022, 645,714 (2021 - 530,378) DSUs were outstanding pursuant to the election of the directors to defer a percentage of their director’s fee in the form of DSUs. The aggregate number of common shares reserved for issuance from treasury by AQN under the DSU plan shall not exceed 1,000,000 common shares.

(v)	Performance and restricted share units

The Company offers a PSU and RSU plan to its employees as part of the Company’s long-term incentive program. PSUs have been granted annually for three-year overlapping performance cycles. The PSUs vest at the end of the three-year cycle and are calculated based on established performance criteria. At the end of the three-year performance periods, the number of common shares issued can range from 2.5% to 237% of the number of PSUs granted. RSU vesting conditions and dates vary by grant and are outlined in each award letter. RSUs are not subject to performance criteria. Dividends accumulating during the vesting period are converted to PSUs and RSUs based on the market value of the shares on that date and are recorded in equity as the dividends are declared. None of the PSUs or RSUs have voting rights. Any PSUs or RSUs not vested at the end of a performance period will expire. The PSUs and RSUs provide for settlement in cash or common shares at the election of the Company. As the Company does not expect to settle these instruments in cash, these units are accounted for as equity awards. The aggregate number of common shares reserved for issuance from treasury by AQN under the PSU and RSU plan shall not exceed 7,000,000 common shares.

Compensation expense associated with PSUs is recognized rateably over the performance period. Achievement of the performance criteria is estimated at the consolidated balance sheet dates. Compensation cost recognized is adjusted to reflect the performance conditions estimated to date.

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128	2022 Annual Report

Algonquin Power & Utilities Corp.

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

(in thousands of U.S. dollars, except as noted and per share amounts)

13.	Shareholders’ capital (continued)

(c)	Share-based compensation (continued)

(v)	Performance and restricted share units (continued)

A summary of the PSUs and RSUs follows:

	Number of awards	Weighted average grant-date fair value		Weighted average remaining contractual term (years)	Aggregate intrinsic value
Balance, January 1, 2021	2,721,207	C$	16.58	0.93	C$	54,560
Granted, including dividends	805,433		19.94	2.77		12,881
Exercised	(865,067)		13.79	—		17,005
Forfeited	(217,901)		18.64	—		3,981
Balance, December 31, 2021	2,443,672	C$	18.07	1.72	C$	44,646
Granted, including dividends	1,090,457		17.99	2.00		17,524
Exercised	(1,221,620)		12.62	—		23,636
Forfeited	(202,799)		18.94	—		418
Balance, December 31, 2022	2,109,710	C$	18.38	1.76	C$	18,608
Exercisable, December 31, 2022	769,458	C$	18.70	0.10	C$	6,787

(vi)	Bonus deferral RSUs

Eligible employees have the option to receive a portion or all of their annual bonus payment in RSUs in lieu of cash. These RSUs provide for settlement in shares, and therefore these RSUs are accounted for as equity awards. The RSUs granted are 100% vested and, therefore, compensation expense associated with these RSUs is recognized immediately upon issuance.

During the year ended December, 31, 2022, 55,445 (2021 - 56,686) bonus deferral RSUs were granted to employees of the Company. In addition, t he Company settled 178,368 (2021 - 152,564) bonus deferral RSUs in exchange for 82,886 (2021 - 70,571) common shares issued from treasury, and 95,482 (2021- 81,993) RSUs were settled at their cash value as payment for tax withholdings related to the settlement of the RSUs. As of December 31, 2022, 158,486 (2021 - 281,411) bonus deferral RSUs were outstanding.

Notes to the Consolidated Financial Statements	129

Algonquin Power & Utilities Corp.

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

(in thousands of U.S. dollars, except as noted and per share amounts)

14.	Accumulated other comprehensive income (loss)

AOCI consists of the following balances, net of tax:

	Foreign currency cumulative translation	Unrealized gain on cash flow hedges	Pension and post- employment actuarial changes	Total
Balance, January 1, 2021	$(39,725)	$50,817	$(33,599)	$(22,507)
Other comprehensive income (loss)	(25,982)	(97,103)	32,247	(90,838)
Amounts reclassified from AOCI to the consolidated statement of operations	(4,288)	42,772	9,804	48,288
Net current period OCI	$(30,270)	$(54,331)	$42,051	$(42,550)
OCI attributable to the non-controlling interests	(249)	—	—	(249)
Net current period OCI attributable to shareholders of AQN	$(30,519)	$(54,331)	$42,051	$(42,799)
Amount reclassified from AOCI to non-controlling interest	(6,371)	—	—	(6,371)
Balance, December 31, 2021	$(76,615)	$(3,514)	$8,452	$(71,677)
Other comprehensive income (loss)	(18,013)	(128,838)	23,722	(123,129)
Amounts reclassified from AOCI to the consolidated statement of operations	(5,489)	34,543	4,039	33,093
Net current period OCI	$(23,502)	(94,295)	27,761	$(90,036)
OCI attributable to the non-controlling interests	1,650	—	—	1,650
Net current period OCI attributable to shareholders of AQN	$(21,852)	(94,295)	27,761	$(88,386)
Balance, December 31, 2022	$(98,467)	$(97,809)	$36,213	$(160,063)

Amounts  reclassified  from  AOCI  for  foreign currency  cumulative translation affected  interest expense  and  derivative gain (loss); those for unrealized gain (loss) on cash flow hedges affected revenue from non-regulated energy sales, interest expense and derivative gain (loss) while those for pension and post-employment actuarial changes affected pension and post-employment non-service costs.

15.	Dividends

All dividends of the Company are made on a discretionary basis as determined by the Board. The Company declares and pays the dividends on its common shares in U.S. dollars. Dividends declared were as follows:

	2022				2021
			Dividend per				Dividend per
	Dividend		share		Dividend		share
Common shares		$486,043		$0.7130		$423,023		$0.6669
Preferred shares, Series A	C$	6,194	C$	1.2905	C$	6,194	C$	1.2905
Preferred shares, Series D	C$	5,091	C$	1.2728	C$	5,091	C$	1.2728

ALGONQUIN | LIBERTY
130	2022 Annual Report

Algonquin Power & Utilities Corp.

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

(in thousands of U.S. dollars, except as noted and per share amounts)

16.	Related party transactions

(a)	Equity-method investments

The Company provides administrative and development services to its equity-method investees and is reimbursed for incurred costs. To that effect, during 2022, the Company charged its equity-method investees $63,861 (2021 - $25,778). Additionally, Liberty Development JV Inc., an equity-method investee (note 8(c)) provides development services to the Company on specified projects, for which it earns a development fee upon reaching certain milestones. During the year, the development fees charged to the Company were $12,628 (2021 - $2,036).

Investment and acquisition transactions with equity-method investments are described in note 8(c). In addition, during 2021, the Company paid $1,500 to Abengoa S.A. (“Abengoa”) to purchase all of Abengoa’s interests in the AAGES, AAGES Development Canada Inc., and AAGES Development Spain, S.A. joint ventures. The assets acquired for AAGES Development Spain S.A. included project development assets for $2,662 and working capital of $1,507. The loan at that date between the Company and AAGES Development Spain S.A. of $3,089 was treated as additional consideration paid to acquire the partnership.

In 2020, the Company issued a promissory note of $30,493 payable to Altavista Solar Subco, LLC, an equity investee of the Company at the time. The note was repaid in full during the second quarter of 2021. During the fourth quarter of 2021, the Company issued a promissory note of $25,808 payable to New Market Solar Investco, LLC, an equity investee of the Company (note 12(k)).

(b)	Non-controlling interest and redeemable non-controlling interest held by related party

Non-controlling interest and redeemable non-controlling interest held by related party are described in note 17.

(c)	Transactions with Atlantica

During 2021, the Company sold Colombian solar assets to Atlantica for consideration of $23,863, with a gain on sale of $878, and contingent consideration of $2,600. The contingency was resolved in 2022 and, as a result, an additional gain of $1,200 was recognized.

The above related party transactions have been recorded at the exchange amounts agreed to by the parties to the transactions.

17.	Non-controlling interests and redeemable non-controlling interests

Net effect attributable to non-controlling interests for the years ended December 31 consists of the following:

	2022	2021
HLBV and other adjustments attributable to:
Non-controlling interests - tax equity partnership units	$108,695	$88,417
Non-controlling interests - redeemable tax equity partnership units	6,298	6,902
Other net earnings attributable to:
Non-controlling interests	(3,670)	(5,682)
	$111,323	$89,637
Redeemable non-controlling interest, held by related party	(15,157)	(10,435)
Net effect of non-controlling interests	$96,166	$79,202

The non-controlling tax equity investors (“tax equity partnership units”) in the Company’s U.S. wind power and solar power generating facilities are entitled to allocations of earnings, tax attributes and cash flows in accordance with contractual agreements. The share of earnings attributable to the non-controlling interest holders in these subsidiaries is calculated using the HLBV method of accounting as described in note 1(s).

Notes to the Consolidated Financial Statements	131

Algonquin Power & Utilities Corp.

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

(in thousands of U.S. dollars, except as noted and per share amounts)

17.	Non-controlling interests and redeemable non-controlling interests (continued)

Non-controlling interests

	Non-controlling interests - tax		Other non-controlling		Non-controlling interests
	equity partnership units (a)		interests (b)		held by related parties (c)
	2022	2021	2022	2021	2022	2021
Opening balance	$1,377,117	$388,253	$64,807	$11,234	$81,158	$59,125
Net earnings attributable to NCI	(105,371)	(87,422)	345	3,354	—	—
Contributions received, net	6,182	1,058,929	267,515	51,451	—	39,376
Dividends and distributions declared	(40,086)	(11,795)	—	(1,021)	(20,978)	(17,793)
Repurchase of non-controlling interest	(12,249)	—	—	—	—	—
Non-controlling interest assumed on asset acquisition	—	29,141	—	—	—	—
OCI	15	11	695	(211)	(2,358)	450
Closing balance	$1,225,608	$1,377,117	$333,362	$64,807	$57,822	$81,158

(a)	Non-controlling interests - tax equity partnership units

The Company obtained control of the three Mid-West Wind Facilities, Sugar Creek Wind Facility and Maverick Creek Wind Facility in 2021 (notes 3(d) and 3(f)), assuming non-controlling interest of $29,141. Post acquisition in 2021, third-party tax equity investors funded $530,880, $380,829 and $147,914, to the Mid-West Wind Facilities, the Sugar Creek Wind Facility and the Maverick Creek Wind Facility, respectively, in exchange for Class A partnership units in the entities.

(b)	Other non-controlling interests

On December 29, 2022, the Company sold a 49% non-controlling interest in three operating wind facilities in the United States totalling 551 MW of installed capacity: the Odell Wind Facility in Minnesota, the Deerfield Wind Facility in Michigan and the Sugar Creek Wind Facility in Illinois. The consideration of $277,500 was recorded as an increase to non-controlling interest, except for a portion of $5,000, which is subject to refund if some conditions are met and as such was recorded as redeemable non-controlling interest.

In January 2021, the Company sold a 32% interest in Eco Acquisitionco SpA, the holding company through which AQN’s interest in ESSAL is held, to a third party for consideration of $51,750. This represents an interest of 30% in the aggregate interest in ESSAL, which was reflected by a corresponding increase in non-controlling interest. This transaction resulted in no gain or loss. Following this transaction, AQN indirectly owns approximately 64% of the outstanding shares of ESSAL and continues to consolidate ESSAL’s operations.

(c)	Non-controlling interest held by related parties

In November 2021, Liberty Development JV Inc. invested $39,376 i n Algonquin (AY Holdco) B.V., a consolidated subsidiary of the Company. In May 2019, AYES Canada acquired an interest in a consolidated subsidiary of the Company for $96,752 (C$130,103) (note 8(b)). The investment by AYES Canada and Liberty Development JV Inc. are presented as a non-controlling interest held by related parties.

ALGONQUIN | LIBERTY
132	2022 Annual Report

Algonquin Power & Utilities Corp.

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

(in thousands of U.S. dollars, except as noted and per share amounts)

17.	Non-controlling interests and redeemable non-controlling interests (continued)

Redeemable non-controlling interests

Non-controlling interests in subsidiaries that are redeemable upon the occurrence of uncertain events not solely within AQN’s control are classified as temporary equity on the consolidated balance sheets. If the redemption is probable or currently redeemable, the Company records the instruments at their redemption value. Redemption is not considered probable as of December 31, 2022.

Liberty Global Energy Solutions (note 8(c)), an equity investee of the Company, has a secured credit facility in the amount of $306,500 maturing on January 26, 2024. It is collateralized through a pledge of Atlantica ordinary shares held by AY Holdings. A collateral shortfall would occur if the net obligation (as defined in the credit agreement) would equal or exceed 50% of the market value of such Atlantica shares, in which case the lenders would have the right to sell Atlantica shares to eliminate the collateral shortfall. The Liberty Global Energy Solutions secured credit facility is repayable on demand if Atlantica ceases to be a public company or if certain other events are announced or completed that could restrict AY Holdings’ ability to sell or transfer its Atlantica ordinary shares. Liberty Global Energy Solutions has a preference share ownership in AY Holdings which AQN reflects as redeemable non-controlling interest held by related party.

Changes in redeemable non-controlling interests are as follows:

	Redeemable non-controlling interests held by related party		Redeemable non-controlling interests
	2022	2021	2022	2021
Opening balance	$306,537	$306,316	$12,989	$20,859
Net earnings attributable to NCI	15,157	10,435	(6,298)	(6,902)
Contributions, net of costs	—	—	5,000	—
Dividends and distributions declared	(13,838)	(10,214)	(171)	(968)
Closing balance	$307,856	$306,537	$11,520	$12,989

18.	Income taxes

The provision for income taxes in the consolidated statements of operations represents an effective tax rate different than the Canadian enacted statutory rate of 26.5% (2021 - 26.5%). The differences are as follows:

	2022	2021
Expected income tax expense at Canadian statutory rate	$(97,962)	$37,691
Increase (decrease) resulting from:
Effect of differences in tax rates on transactions in and within foreign jurisdictions and change in tax rates	(55,315)	(47,600)
Adjustments from investments carried at fair value	51,314	2,709
Non-controlling interests share of income	30,025	25,135
Change in valuation allowance	41,702	(118)
Non-deductible acquisition costs	1,341	3,733
Acquisition related state deferred tax adjustments	5,998	—
Capital gain rate differential on disposal of renewable assets	(7,340)	—
Tax credits	(18,440)	(49,415)
Adjustment relating to prior periods	(1,390)	1,333
Deferred income taxes on regulated income recorded as regulatory assets	(2,155)	(3,807)
Amortization and settlement of excess deferred income tax	(14,855)	(16,778)
Other	5,564	3,692
Income tax recovery	$(61,513)	$(43,425)

Notes to the Consolidated Financial Statements	133

Algonquin Power & Utilities Corp.

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

(in thousands of U.S. dollars, except as noted and per share amounts)

18.	Income taxes (continued)

For the years ended December 31, 2022 and 2021, earnings (loss) before income taxes consist of the following:

	2022	2021
Canada (1)	$(363,050)	$(60,848)
U.S.	(37,322)	153,719
Other regions	30,704	49,361
	$(369,668)	$142,232

(1) Inclusive of fair value gain (loss) on investments carried at fair value (note 8)

Income tax expense (recovery) attributable to income (loss) consists of:

	Current	Deferred	Total
Year ended December 31, 2022
Canada	$4,184	$(74,595)	$(70,411)
United States	1,579	6,183	7,762
Other regions	2,080	(944)	1,136
	$7,843	$(69,356)	$(61,513)
Year ended December 31, 2021
Canada	$4,560	$(33,993)	$(29,433)
United States	1,024	(19,772)	(18,748)
Other regions	1,653	3,103	4,756
	$7,237	$(50,662)	$(43,425)

ALGONQUIN | LIBERTY
134	2022 Annual Report

Algonquin Power & Utilities Corp.

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

(in thousands of U.S. dollars, except as noted and per share amounts)

18.	Income taxes (continued)

The tax effect of temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2022 and 2021 are presented below:

	2022	2021
Deferred tax assets:
Non-capital loss, investment tax credits, currently non-deductible interest expenses, and financing costs	$878,000	$761,666
Pension and OPEB	16,845	46,580
Environmental obligation	12,118	15,271
Regulatory liabilities	156,285	166,939
Other	61,917	64,460
Total deferred income tax assets	$1,125,165	$1,054,916
Less: valuation allowance	(107,583)	(27,471)
Total deferred tax assets	$1,017,582	$1,027,445
Deferred tax liabilities:
Property, plant and equipment	$846,331	$782,829
Outside basis differentials	315,581	412,665
Regulatory accounts	303,059	300,072
Other	33,834	30,471
Total deferred tax liabilities	$1,498,805	$1,526,037
Net deferred tax liabilities	$(481,223)	$(498,592)
Consolidated balance sheets classification:
Deferred tax assets	$84,416	$31,595
Deferred tax liabilities	(565,639)	(530,187)
Net deferred tax liabilities	$(481,223)	$(498,592)

The valuation allowance for deferred tax assets as of December 31, 2022 was $107,583 (2021 - $27,471). The valuation allowance primarily relates to operating losses that, in the judgment of management, are not more likely than not to be realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities (including the impact of available carryback and carryforward periods), projected future taxable income, and tax-planning strategies in making this assessment. The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight is given to subjective evidence such as Management projections for growth.

Primarily as a result of the impairment charges discussed in notes 5 and 8(c), the U.S. entities in the Renewable Energy Group, which have historically been in an overall deferred tax liability position, are in an overall deferred tax asset position as at December 31, 2022. In the course of assessing the U.S. deferred tax assets in the Renewable Energy Group, management concluded that, during the fourth quarter of 2022, it was no longer probable that the Renewable Energy Group would generate sufficient taxable income to realize the benefit of the deferred tax assets of such group. AQN’s conclusion is based on the balance of all available positive and negative evidence applicable to the Renewable Energy Group, including material impairment charges recorded on certain assets, insufficient taxable temporary differences to allow the full utilization of the deferred tax asset, insufficient forecasted taxable income and a historical 3 year cumulative loss position.

Notes to the Consolidated Financial Statements	135

Algonquin Power & Utilities Corp.

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

(in thousands of U.S. dollars, except as noted and per share amounts)

18.	Income taxes (continued)

The following table illustrates the annual movement in the deferred tax valuation allowance:

	2022	2021
Beginning balance	$27,471	$29,824
Charged to income tax expense (recovery)	41,702	(118)
Charged (reduction) to OCI	40,613	(1,707)
Reductions to other accounts	(2,203)	(528)
Ending balance	$107,583	$27,471

As of December 31, 2022, the Company had non-capital losses carried forward and tax credits available to reduce future years’ taxable income, which expire as follows:

Non-capital loss carryforward and credits	2023—2027	2028+	Total
Canada	$3,261	$728,529	$731,790
US	9,962	1,707,139	1,717,101
Total non-capital loss carryforward	$13,223	$2,435,668	$2,448,891
Tax credits	$4,428	$151,676	$156,104

The Company has provided for deferred income taxes for the estimated tax cost of distributed earnings of certain of its subsidiaries. Deferred income taxes have not been provided on approximately $824,052 of undistributed earnings of certain foreign subsidiaries, as the Company has concluded that such earnings are indefinitely reinvested and should not give rise to additional tax liabilities. A determination of the amount of the unrecognized tax liability relating to the remittance of such undistributed earnings is not practicable.

19.	Other net losses

Other net losses consist of the following:

	2022	2021
Acquisition and transition-related costs	$17,442	$14,507
Other (a)	3,949	8,442
	$21,391	$22,949

(a)	Other

Other losses primarily consist of costs pertaining to a condemnation proceeding, and miscellaneous asset write-downs, net of miscellaneous gains. Other losses in 2021 also included an adjustment to a regulatory liability pertaining to the true-up of prior period tracking accounts.

ALGONQUIN | LIBERTY
136	2022 Annual Report

Algonquin Power & Utilities Corp.

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

(in thousands of U.S. dollars, except as noted and per share amounts)

20.	Basic and diluted net earnings (loss) per share

Basic and diluted earnings per share have been calculated on the basis of net earnings attributable to the common shareholders of the Company and the weighted average number of common shares and bonus deferral restricted share units outstanding. Diluted net earnings per share is computed using the weighted-average number of common shares, additional shares issued subsequent to year-end under the dividend reinvestment plan, PSUs, RSUs and DSUs outstanding during the year and, if dilutive, potential incremental common shares related to the convertible debentures or resulting from the application of the treasury stock method to outstanding share options and Green Equity Units (note 9(c)).

The reconciliation of the net earnings and the weighted average shares used in the computation of basic and diluted earnings per share are as follows:

	2022	2021
Net earnings (loss) attributable to shareholders of AQN	$(211,989)	$264,859
Preferred shares, Series A dividend	4,786	4,942
Preferred shares, Series D dividend	3,934	4,061
Net earnings (loss) attributable to common shareholders of AQN – basic and diluted	$(220,709)	$255,856
Weighted average number of shares
Basic	677,862,207	622,347,677
Effect of dilutive securities	—	6,600,185
Diluted	677,862,207	628,947,862

This calculation of diluted shares excludes the potential impact of the Green Equity Units and all potential incremental shares that may become issuable pursuant to outstanding securities of the Company for the year ended December 31, 2022, as they are antidilutive. The common shares potentially issuable for the year ended December 31, 2021, as a result of 437,006 share options are excluded from this calculation as they are anti-dilutive.

Notes to the Consolidated Financial Statements	137

Algonquin Power & Utilities Corp.

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

(in thousands of U.S. dollars, except as noted and per share amounts)

21.	Segmented information

The Company is managed under two primary business units consisting of the Regulated Services Group and the Renewable Energy Group. The two business units are the two segments of the Company.

The Regulated Services Group, the Company’s regulated operating unit, owns and operates a portfolio of electric, water distribution and wastewater collection, and natural gas utility systems and transmission operations in the United States, Canada, Bermuda and Chile; the Renewable Energy Group, the Company’s non-regulated operating unit, owns and operates, or has investments in, a diversified portfolio of renewable and thermal energy generation assets.

For purposes of evaluating the performance of the business units, the Company allocates the realized portion of any gains or losses on financial instruments to the specific business units. Dividend income from Atlantica and AYES Canada are included in the operations of the Renewable Energy Group, while interest income from SAWS is included in the operations of the Regulated Services Group. Equity method gains and losses are included in the operations of the Regulated Services Group or Renewable Energy Group based on the nature of the activities of the investees. The change in value of investments carried at fair value and unrealized portion of any gains or losses on derivative instruments not designated in a hedging relationship are not considered in management’s evaluation of divisional performance and are therefore allocated and reported under corporate.

	Year ended December 31, 2022

	Regulated Services Group	Renewable Energy Group	Corporate	Total
Revenue (1)(2)	$2,328,536	$350,939	$—	$2,679,475
Other revenue	55,732	28,447	1,501	85,680
Fuel, power and water purchased	824,670	41,826	—	866,496
Net revenue	1,559,598	337,560	1,501	1,898,659
Operating expenses	736,515	114,463	511	851,489
Administrative expenses	46,484	26,424	7,324	80,232
Depreciation and amortization	317,300	137,203	1,017	455,520
Asset impairment expense	—	159,568	—	159,568
Loss on foreign exchange	—	—	13,833	13,833
	459,299	(100,098)	(21,184)	338,017
Gain on sale of renewable assets	—	64,028	—	64,028
Operating income (loss)	459,299	(36,070)	(21,184)	402,045
Interest expense	(113,482)	(64,285)	(100,807)	(278,574)
Income (loss) from long-term investments	21,884	15,254	(502,344)	(465,206)
Other	(14,765)	(570)	(12,598)	(27,933)
Earnings (loss) before income taxes	$352,936	$(85,671)	$(636,933)	$(369,668)
Property, plant and equipment	$8,554,938	$3,360,687	$29,260	$11,944,885
Investments carried at fair value	1,984	1,342,223	—	1,344,207
Equity-method investees	56,199	310,103	15,500	381,802
Total assets	12,109,575	5,251,933	266,105	17,627,613
Capital expenditures	$908,676	$180,348	$—	$1,089,024

(1) Renewable Energy Group revenue includes $63,717 related to net hedging loss from energy derivative contracts and availability credits for the year ended December 31, 2022 that do not represent revenue recognized from contracts with customers.

(2) Regulated Services Group revenue includes $21,640 related to alternative revenue programs for the year ended December 31, 2022 that do not represent revenue recognized from contracts with customers.

ALGONQUIN | LIBERTY
138	2022 Annual Report

Algonquin Power & Utilities Corp.

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

(in thousands of U.S. dollars, except as noted and per share amounts)

21.	Segmented information (continued)

	Year ended December 31, 2021
	Regulated Services Group	Renewable Energy Group	Corporate	Total
Revenue (1)(2)	$1,944,171	$256,633	$—	$2,200,804
Other revenue	53,441	18,339	1,558	73,338
Fuel and power purchased	682,602	31,313	—	713,915
Net revenue	1,315,010	243,659	1,558	1,560,227
Operating expenses	597,850	104,262	16	702,128
Administrative expenses	37,179	28,298	1,249	66,726
Depreciation and amortization	280,452	121,414	1,097	402,963
Loss on foreign exchange	—	—	4,371	4,371
	399,529	(10,315)	(5,175)	384,039
Gain on sale of renewable assets	—	29,063	—	29,063
Operating income (loss)	399,529	18,748	(5,175)	413,102
Interest expense	(93,411)	(71,598)	(44,545)	(209,554)
Income (loss) from long-term investments	18,306	84,046	(128,809)	(26,457)
Other	(24,177)	(2,956)	(7,726)	(34,859)
Earnings (loss) before income taxes	$300,247	$28,240	$(186,255)	$142,232
Property, plant and equipment	$7,394,151	$3,615,915	$32,380	$11,042,446
Investments carried at fair value	2,296	1,846,160	—	1,848,456
Equity-method investees	37,492	375,460	20,898	433,850
Total assets	10,524,466	6,123,888	149,149	16,797,503
Capital expenditures	$998,855	$338,637	$7,553	$1,345,045

(1) Renewable Energy Group revenue includes $57,018 related to net hedging loss from energy derivative contracts for the year ended December 31, 2021 that do not represent revenue recognized from contracts with customers.

(2) Regulated Services Group revenue includes $19,043 related to alternative revenue programs for the year ended December 31, 2021 that do not represent revenue recognized from contracts with customers.

The majority of non-regulated energy sales are earned from contracts with large public utilities. The Company has sought to mitigate its credit risk by selling energy to large utilities in various North American locations. None of the utilities contribute more than 10% of total revenue.

Notes to the Consolidated Financial Statements	139

Algonquin Power & Utilities Corp.

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

(in thousands of U.S. dollars, except as noted and per share amounts)

21.	Segmented information (continued)

AQN operates in the independent power and utility industries in the United States, Canada and other regions. Information on operations by geographic area is as follows:

	2022	2021
Revenue
United States	$2,232,959	$1,790,539
Canada	175,005	157,854
Other regions	357,191	325,749
	$2,765,155	$2,274,142
Property, plant and equipment
United States	$10,351,736	$9,464,716
Canada	848,560	882,454
Other regions	744,589	695,276
	$11,944,885	$11,042,446
Intangible assets
United States	$18,818	$23,575
Canada	19,038	21,780
Other regions	58,827	59,761
	$96,683	$105,116

Revenue is attributed to the regions based on the location of the underlying generating and utility facilities.

ALGONQUIN | LIBERTY
140	2022 Annual Report

Algonquin Power & Utilities Corp.

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

(in thousands of U.S. dollars, except as noted and per share amounts)

22.	Commitments and contingencies

(a)	Contingencies

AQN and its subsidiaries are involved in various claims and litigation arising out of the ordinary course and conduct of its business. Although such matters cannot be predicted with certainty, management does not consider AQN’s exposure to such litigation to be material to these consolidated financial statements. Accruals for any contingencies related to these items are recorded in the consolidated financial statements at the time it is concluded that its occurrence is probable and the related liability is estimable.

Condemnation expropriation proceedings

On January 7, 2016, the Town of Apple Valley filed a lawsuit seeking to condemn the utility assets of Liberty Utilities (Apple Valley Ranchos Water) Corp. (“Liberty Apple Valley”). On May 7, 2021, the Court issued a Tentative Statement of Decision denying the Town of Apple Valley’s attempt to take the Apple Valley Water System by eminent domain. The ruling confirmed that Liberty Apple Valley’s continued ownership and operation of the water system is in the best interest of the community. On October 14, 2021, the Court issued the Final Statement of Decision. The Court signed and entered an Order of Dismissal and Judgment on November 12, 2021. On January 7, 2022, the Town filed a notice of appeal of the judgment entered by the Court. On August 2, 2022, the Court issued a ruling awarding Liberty Apple Valley approximately $13,222 in attorney’s fees and litigation costs. The Town filed a notice of appeal of the fee award on August 22, 2022. The Town’s appeal of the condemnation judgment and fee award have been consolidated into one appellate docket. The Company has not recorded the possible recovery of these attorney’s fees and litigation costs.

Mountain View fire

On November 17, 2020, a wildfire now known as the Mountain View Fire occurred in the territory of Liberty Utilities (CalPeco Electric) LLC (“Liberty CalPeco”). The cause of the fire remains under investigation, and CAL FIRE has not yet released its final report. There are currently 17 active lawsuits that name certain subsidiaries of the Company as defendants in connection with the Mountain View Fire, as well as one non-litigation claim brought by the U.S. Department of Agriculture seeking reimbursement for alleged fire suppression costs. Twelve lawsuits are brought by groups of individual plaintiffs alleging causes of action including negligence, inverse condemnation, nuisance, trespass, and violations of Cal. Pub. Util. Code 2106 and Cal. Health and Safety Code 13007 (one of these twelve lawsuits also alleges the wrongful death of an individual and various subrogation claims on behalf of insurance companies). In another lawsuit, County of Mono, Antelope Valley Fire Protection District, Toiyabe Indian Health Project, and Bridgeport Indian Colony allege similar causes of action and seek damages for fire suppression costs, law enforcement costs, property and infrastructure damage, and other costs. In four other lawsuits, insurance companies allege inverse condemnation and negligence and seek recovery of amounts paid and to be paid to their insureds. The likelihood of success in these lawsuits cannot be reasonably predicted. Liberty CalPeco intends to vigorously defend them. The Company has wildfire liability insurance that is expected to apply up to applicable policy limits.

(b)	Commitments

In addition to the commitments related to the proposed acquisitions and development projects disclosed in notes 3(b) and 8, the following significant commitments exist as of December 31, 2022.

AQN has outstanding purchase commitments for power purchases, natural gas supply and service agreements, service agreements, capital project commitments and land easements.

Notes to the Consolidated Financial Statements	141

Algonquin Power & Utilities Corp.

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

(in thousands of U.S. dollars, except as noted and per share amounts)

22.	Commitments and contingencies (continued)

(b)	Commitments (continued)

Detailed below are estimates of future commitments under these arrangements:

	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter	Total
Power purchase (i)	$89,846	$32,490	$32,726	$12,274	$12,520	$142,586	$322,442

Natural gas supply and service agreements (ii)	113,775	81,719	57,014	40,372	31,457	188,138	512,475

Service agreements	67,477	57,886	55,835	49,596	46,511	298,516	575,821

Capital projects	7,163	—	—	—	—	—	7,163

Land easements	13,295	13,316	13,503	13,667	13,837	463,785	531,403
Total	$291,556	$185,411	$159,078	$115,909	$104,325	$1,093,025	$1,949,304

(i)	Power purchase: AQN’s electric distribution facilities have commitments to purchase physical quantities of power for load serving requirements. The commitment amounts included in the table above are based on market prices as of December 31, 2022. However, the effects of purchased power unit cost adjustments are mitigated through a purchased power rate-adjustment mechanism.

(ii)	Natural gas supply and service agreements: AQN’s natural gas distribution facilities and thermal generation facilities have commitments to purchase physical quantities of natural gas under contracts for purposes of load serving requirements and of generating power.

23.	Non-cash operating items

The changes in non-cash operating items consist of the following:

	2022	2021
Accounts receivable	$(124,631)	$(56,751)
Fuel and natural gas in storage	(21,140)	(43,642)
Supplies and consumables inventory	(24,088)	445
Income taxes recoverable	549	(3,025)
Prepaid expenses	(4,269)	(1,189)
Accounts payable	24,395	(33,399)
Accrued liabilities	127,076	31,845
Current income tax liability	(2,741)	4,363
Asset retirements and environmental obligations	(22,342)	(1,185)
Net regulatory assets and liabilities	(174,427)	(419,484)
	$(221,618)	$(522,022)

ALGONQUIN | LIBERTY
142	2022 Annual Report

Algonquin Power & Utilities Corp.

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

(in thousands of U.S. dollars, except as noted and per share amounts)

24.	Financial instruments

(a)	Fair value of financial instruments

	Carrying	Fair
December 31, 2022	amount	value	Level 1	Level 2	Level 3
Long-term investments carried at fair value	$1,344,207	$1,344,207	$1,270,138	$—	$74,083
Development loans and other receivables	53,680	50,300	—	50,300	—
Derivative instruments:
Energy contracts not designated as cash flow hedge	393	393	—	—	393
Interest rate swap designated as a hedge	69,188	69,188	—	69,188	—
Interest rate cap not designated as a hedge	2,659	2,659	—	2,659	—
Congestion revenue rights not designated as a cash flow hedge	10,110	10,110	—	—	10,110
Cross currency swap designated as a net investment hedge	1,267	1,267	—	1,267	—
Commodity contracts for regulated operations	283	283	—	283	—
Total derivative instruments	83,900	83,900	—	73,397	10,503
Total financial assets	$1,481,787	$1,478,407	$1,270,138	$123,697	$84,586
Long-term debt	$7,512,017	$6,699,031	$2,623,628	$4,075,403	$—
Notes payable to related	25,808	15,180	—	15,180	—
Convertible debentures	245	276	276	—	—
Preferred shares, Series C	12,072	11,675	—	11,675	—
Derivative instruments:
Energy contracts designated as a cash flow hedge	120,284	120,284	—	—	120,284
Energy contracts not designated as a cash flow hedge	8,617	8,617	—	—	8,617
Cross-currency swap designated as a net investment hedge	24,371	24,371	—	24,371	—
Cross currency swap designated as a cash flow hedge	15,435	15,435	—	15,435	—
Commodity contracts for regulated operations	1,614	1,614	—	1,614	—
Total derivative instruments	170,321	170,321	—	41,420	128,901
Total financial liabilities	$7,720,463	$6,896,483	$2,623,904	$4,143,678	$128,901

Notes to the Consolidated Financial Statements	143

Algonquin Power & Utilities Corp.

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

(in thousands of U.S. dollars, except as noted and per share amounts)

24.	Financial instruments (continued)

(a)	Fair value of financial instruments (continued)

	Carrying	Fair
December 31, 2021	amount	value	Level 1	Level 2	Level 3
Long-term investment
carried at fair value	$1,848,456	$1,848,456	$1,753,210	$—	$95,246
Development loans and
other receivables	32,261	33,286	—	33,286	—
Derivative instruments:
Energy contracts designated as a cash flow hedge	15,362	15,362	—	—	15,362
Interest rate swap designated as a hedge	1,581	1,581	—	1,581	—
Cross-currency swap designated as a net investment hedge	1,958	1,958	—	1,958	—
Commodity contracts for regulated operations	1,721	1,721	—	1,721	—
Total derivative instruments	20,622	20,622	—	5,260	15,362
Total financial assets	$1,901,339	$1,902,364	$1,753,210	$38,546	$110,608
Long-term debt	$6,211,375	$6,543,933	$2,418,580	$4,125,352	$—
Notes payable to related party	25,808	25,808	—	25,808	—
Convertible debentures	277	519	519	—	—
Preferred shares, Series C	13,348	14,580	—	14,580	—
Derivative instruments:
Energy contracts designated as a cash flow hedge	60,462	60,462	—	—	60,462
Energy contracts not designated as a cash flow hedge	1,169	1,169	—	—	1,169
Cross-currency swap designated as a net investment hedge	50,258	50,258	—	50,258	—
Interest rate swaps designated as a hedge	7,008	7,008	—	7,008	—
Commodity contracts for regulated operations	1,348	1,348	—	1,348	—
Total derivative instruments	120,245	120,245	—	58,614	61,631
Total financial liabilities	$6,371,053	$6,705,085	$2,419,099	$4,224,354	$61,631

The Company has determined that the carrying value of its short-term financial assets and liabilities approximates fair value as of December 31, 2022 and 2021 due to the short-term maturity of these instruments.

ALGONQUIN | LIBERTY

144	2022 Annual Report

Algonquin Power & Utilities Corp.

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

(in thousands of U.S. dollars, except as noted and per share amounts)

24.	Financial instruments (continued)

(a)	Fair value of financial instruments (continued)

The fair value of the investment in Atlantica (level 1) is measured at the closing price on the NASDAQ stock exchange.

The fair value of development loans and other receivables (level 2) is determined using a discounted cash flow method, using estimated current market rates for similar instruments adjusted for estimated credit risk as determined by management.

The Company’s level 1 fair value of long-term debt is measured at the closing price on the NYSE and the Canadian over-the-counter closing price. The Company’s level 2 fair value of long-term debt at fixed interest rates, notes payable to related party and preferred shares Series C has been determined using a discounted cash flow method and current interest rates. The Company’s level 2 fair value of convertible debentures has been determined as the greater of their face value and the quoted value of AQN’s common shares on a converted basis.

The Company’s level 2 fair value derivative instruments primarily consist of swaps, options, rights, caps, subscription agreements and forward physical derivatives where market data for pricing inputs are observable. Level 2 pricing inputs are obtained from various market indices and utilize discounting based on quoted interest rate curves, which are observable in the marketplace.

The Company’s level 3 instruments consist of energy contracts for electricity sales, congestion revenue rights (“CRRs”) and the fair value of the Company’s investment in AYES Canada. The significant unobservable inputs used in the fair value measurement of energy contracts are the internally developed forward market prices ranging from $23.32 to $109.91 with a weighted average of $44.76 as of December 31, 2022. The weighted average forward market prices are developed based on the quantity of energy expected to be sold monthly and the expected forward price during that month. The change in the fair value of the energy contracts is detailed in notes 24(b)(ii) and 24(b)(iv). The significant unobservable inputs used in the fair value measurement of CRRs are recent CRR auction prices ranging from $nil to $23.20 with a weighted average of $7.83 as at December 31, 2022. The fair value of the investment in AYES Canada is determined using a discounted cash flow approach combined with a binomial tree approach. The significant unobservable inputs used in the fair value measurement of the Company’s AYES Canada investment are the expected cash flows, the discount rates applied to these cash flows ranging from 8.00% to 8.50% with a weighted average of 8.34%, and the expected volatility of Atlantica’s share price ranging from 26.99% to 34.89% as of December 31, 2022. Significant increases (decreases) in expected cash flows or increases (decreases) in discount rate in isolation would have resulted in a significantly lower (higher) fair value measurement.

(b)	Derivative instruments

Derivative instruments are recognized on the consolidated balance sheets as either assets or liabilities and measured at fair value at each reporting period.

(i)	Commodity derivatives – regulated accounting

The Company uses derivative financial instruments to reduce the cash flow variability associated with the purchase price for a portion of future natural gas purchases associated with its regulated natural gas and electric service territories. The Company’s strategy is to minimize fluctuations in natural gas sale prices to regulated customers.

The following are commodity volumes, in dekatherms (“dths”), associated with the above derivative contracts:

		2022
Financial contracts:	Swaps	1,687,217
	Options	35,824
		1,723,041

Notes to the Consolidated Financial Statements	145

Algonquin Power & Utilities Corp.

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

(in thousands of U.S. dollars, except as noted and per share amounts)

24.	Financial instruments (continued)

(b)	Derivative instruments (continued)

(i)	Commodity derivatives – regulated accounting (continued)

The accounting for these derivative instruments is subject to guidance for rate regulated enterprises. Therefore, the fair value of these derivatives is recorded as current or long-term assets and liabilities, with offsetting positions recorded as regulatory assets and regulatory liabilities in the consolidated balance sheets. Most of the gains or losses on the settlement of these contracts are included in the calculation of the fuel and commodity costs adjustments (note 7(a)). As a result, the changes in fair value of these natural gas derivative contracts and their offsetting adjustment to regulatory assets and liabilities had no earnings impact.

(ii)	Cash flow hedges

The Company reduces the price risk on the expected future sale of power generation by entering into the following long-term energy derivative contracts. Upon the acquisition of the Sugar Creek Wind Facility in 2021 (note 3(f)), the Company redesignated a long-term energy derivative contract to mitigate the price risk on the expected future sale of power generation. The fair value of the derivative on the redesignation date will be amortized into earnings over the remaining life of the contract.

Notional quantity (MW-hrs)	Expiry	Receive average prices (per MW-hr)	Pay floating price (per MW-hr)
4,059,905	September 2030	$24.54	Illinois Hub
413,620	December 2028	$29.15	PJM Western HUB
1,977,766	December 2027	$22.05	NI HUB
1,665,318	December 2027	$36.46	ERCORT North HUB

The Company is party to two interest rate swap contracts as cash flow hedges to mitigate the risk that interest rates will increase over the life of certain term loan facilities. Under the terms of the interest rate swap contracts, the Company has fixed its interest rate expense on such term loan facilities. The fair value of the derivative on the designation date is amortized into earnings over the remaining life of the contract.

The Company is party to a forward-starting interest rate swap in order to reduce the interest rate risk related to the quarterly interest payments between July 1, 2024 and July 1, 2029 on the $350,000 subordinated unsecured notes. The Company designated the entire notional amount of the pay-variable and receive-fixed interest rate swaps as a hedge of the future quarterly variable-rate interest payments associated with the subordinated unsecured notes.

In January 2022, the Company entered into a cross-currency interest rate swap, coterminous with the Canadian Notes, to effectively convert the C$400,000 Canadian Offering into U.S. dollars. The change in the carrying amount of the Canadian Notes due to changes in spot exchange rates is recognized each period in the consolidated statements of operations as loss (gain) on foreign exchange. The Company designated the entire notional amount of the cross-currency fixed-for-fixed interest rate swap as a hedge of the foreign currency exposure related to cash flows for the interest and principal repayments on the Canadian Notes. An offsetting portion of the AOCI balance related to changes in fair value of the cross-currency fixed-for-fixed interest rate swap attributable to changes in the spot exchange rates is also immediately reclassified into the consolidated statements of operations as an offsetting (gain) loss on foreign exchange.

ALGONQUIN | LIBERTY

146	2022 Annual Report

Algonquin Power & Utilities Corp.

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

(in thousands of U.S. dollars, except as noted and per share amounts)

24.	Financial instruments (continued)

(b)	Derivative instruments (continued)

(ii)	Cash flow hedges (continued)

The following table summarizes OCI attributable to derivative financial instruments designated as a cash flow hedge:

	2022	2021
Effective portion of cash flow hedge	$(128,838)	$(97,103)
Amortization of cash flow hedge	(12,180)	(2,132)
Amounts reclassified from AOCI	46,723	44,904
OCI attributable to shareholders of AQN	$(94,295)	$(54,331)

The Company expects $32,467 of unrealized losses currently in AOCI to be reclassified, net of taxes into non-regulated energy sales, investment loss, interest expense and derivative gains, respectively, within the next 12 months, as the underlying hedged transactions settle.

(iii)	Foreign exchange hedge of net investment in foreign operation

The functional currency of most of AQN’s operations is the U.S. dollar. The Company designates obligations denominated in Canadian dollars as a hedge of the foreign currency exposure of its net investment in its Canadian investments and subsidiaries. The related foreign currency transaction gain or loss designated as, and effective as, a hedge of the net investment in a foreign operation is reported in the same manner as the translation adjustment (in OCI) related to the net investment. A foreign currency gain of $2,262 for the year ended December 31, 2022 (2021 - loss of $168) was recorded in OCI.

On May 23, 2019, the Company entered into a cross-currency swap, coterminous with the subordinated unsecured notes issued on such date, to effectively convert the $350,000 U.S. dollar denominated offering into Canadian dollars. The change in the carrying amount of the notes due to changes in spot exchange rates is recognized each period in the consolidated statements of operations as loss (gain) on foreign exchange. The Company designated the entire notional amount of the cross-currency fixed-for-fixed interest rate swap as a hedge of the foreign currency exposure related to cash flows for the interest and principal repayments on the notes. Upon the change in functional currency of AQN to the U.S. dollar on January 1, 2020, this hedge was dedesignated. The OCI related to this hedge will be amortized into earnings in the period that future interest payments affect earnings over the remaining life of the original hedge. The Company redesignated this swap as a hedge of AQN’s net investment in its Canadian subsidiaries.

The related foreign currency transaction gain or loss designated as a hedge of the net investment in a foreign operation is reported in the same manner as the translation adjustment (in OCI) related to the net investment. The fair value of the derivative on the redesignation date will be amortized over the remaining life of the original hedge. A foreign currency gain of $22,091 for the year ended December 31, 2022 (2021 - loss of $4,232 was recorded in OCI).

Canadian operations

The Company is exposed to currency fluctuations from its Canadian-based operations. AQN manages this risk primarily through the use of natural hedges by using Canadian long-term debt to finance its Canadian operations and a combination of foreign exchange forward contracts and spot purchases.

The Company’s Canadian operations are determined to have the Canadian dollar as their functional currency and are exposed to currency fluctuations from their U.S. dollar transactions. The Company designates obligations denominated in U.S. dollars as a hedge of the foreign currency exposure of its net investment in its U.S. investments and subsidiaries. The related foreign currency transaction gain or loss designated as, and effective as, a hedge of the net investment in a foreign operation is reported in the same manner as the translation adjustment (in OCI) related to the net investment. A foreign currency loss of $18,561 for the year ended December 31, 2022 (2021 - gain of $1,595) was recorded in OCI.

Notes to the Consolidated Financial Statements	147

Algonquin Power & Utilities Corp.

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

(in thousands of U.S. dollars, except as noted and per share amounts)

24.	Financial instruments (continued)

(b)	Derivative instruments (continued)

(iii)	Foreign exchange hedge of net investment in foreign operation (continued)

Canadian operations (continued)

The Company is party to C $300,000 (December 31, 2021 - $500,000) fixed-for-fixed cross-currency cross currency swaps to effectively convert Canadian dollar debentures into U.S. dollars. In February 2022, the Company settled the cross-currency swap related to its C$200,000 (2021 - C$150,000) debenture that was repaid. The Company designated the entire notional amount of the cross-currency fixed-for-fixed interest rate swap and related short-term U.S. dollar payables created by the monthly accruals of the swap settlement as a hedge of the foreign currency exposure of its net investment in the Renewable Energy Group’s U.S. operations. The gain or loss related to the fair value changes of the swap and the related foreign currency gains and losses on the U.S. dollar accruals that are designated as, and are effective as, a hedge of the net investment in a foreign operation are reported in the same manner as the translation adjustment (in OCI) related to the net investment. A loss of $11,082 for the year ended December 31, 2022 (2021 - gain of $7,824) was recorded in OCI.

On April 9, 2021, the Renewable Energy Group entered into a fixed-for-fixed cross-currency interest rate swap, coterminous with the senior unsecured debentures issued on such date (note 9(g)), to effectively convert the C$400,000 Canadian-dollar-denominated offering into U.S. dollars. The Renewable Energy Group designated the entire notional amount of the fixed-for-fixed cross-currency interest rate swap and related short-term U.S. dollar payables created by the monthly accruals of the swap settlement as a hedge of the foreign currency exposure of its net investment in the Renewable Energy Group’s U.S. operations. The gain or loss related to the fair value changes of the swap and the related foreign currency gains and losses on the U.S. dollar accruals that are designated as, and are effective as, a hedge of the net investment in a foreign operation are reported in the same manner as the translation adjustment (in OCI) related to the net investment. A loss of $13,374 for the year ended December 31, 2022 (2021 - loss of $1,925) was recorded in OCI.

Chilean operations

The Company is exposed to currency fluctuations from its Chilean-based operations. The Company’s Chilean operations are determined to have the Chilean peso as their functional currency. Chilean long-term debt used to finance the operations is denominated in Chilean Unidad de Fomento.

(iv)	Other derivatives and risk management

In the normal course of business, the Company is exposed to financial risks that potentially impact its operating results. The Company employs risk management strategies with a view to mitigating these risks to the extent possible on a cost-effective basis. Derivative financial instruments are used to manage certain exposures to fluctuations in exchange rates, interest rates and commodity prices. The Company does not enter into derivative financial agreements for speculative purposes. For derivatives that are not designated as hedges, the changes in the fair value are immediately recognized in earnings.

The Company mitigates the volatility of energy congestion charges at the ERCOT transmission grid by entering into CRRs, which as of December 31, 2022 had notional quantity of 1,328,510 MW-hours at prices ranging from $1.58 per MW-hr to $19.06 per MW-hr with a weighted average of $7.80 per MW-hr for January 2023 to April 2025. These CRRs are not designated as an accounting hedge.

On December 17, 2022, the Company entered into an interest rate cap agreement in the amount of $390,000 for the period between January 15, 2023 and January 15, 2024. The Company was party to an interest rate swap to mitigate the interest rate risk related to debt at its Blue Hill Wind Facility. The contract was novated upon the sale of the Blue Hill Wind Facility. The loss recognized on the derivative was recorded as a reduction of the gain on sale of renewable assets on the consolidated statements of operations (note 3(a)).

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148	2022 Annual Report

Algonquin Power & Utilities Corp.

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

(in thousands of U.S. dollars, except as noted and per share amounts)

24.	Financial instruments (continued)

(b)	Derivative instruments (continued)

(iv)	Other derivatives and risk management (continued)

The Company mitigates the price risk on the expected future sale of power generation of one of its solar facilities through a long-term energy derivative contract with a notional quantity of 516,202 MW-hours, a price of $25.15 per MW-hr and expiring in August 2030 as an economic hedge to the price of energy sales. The derivative contract is not designated as an accounting hedge.

During 2021, the Company executed on currency forward contracts to manage the currency exposure to the Canadian dollar shares issuance (note 13(a)). A foreign currency gain of $2,329 was recorded in 2021 as a result of the settlement.

The effects on the consolidated statements of operations of derivative financial instruments not designated as hedges consist of the following:

	2022	2021
Unrealized gain (loss) on derivative financial instruments:
Energy derivative contracts	$(945)	$(5,353)
Commodity contracts	185	—
Total unrealized loss on derivative financial instruments	$(760)	$(5,353)
Realized gain (loss) on derivative financial instruments:
Energy derivative contracts	$6,939	$(108)
Currency forward contract	—	2,329
Interest rate swaps	(7,185)	—
Total realized gain (loss) on derivative financial instruments	$(246)	$2,221
Loss on derivative financial instruments not accounted for as hedges	(1,006)	(3,132)
Amortization of AOCI gains frozen as a result of hedge dedesignation	3,465	3,712
	$2,459	$580
Consolidated statements of operations classification:
Gain on derivative financial instruments	$4,408	$4,403
Gain on foreign exchange	—	2,329
Renewable energy sales	5,236	(6,152)
Reduction to gain on sale of renewable assets	(7,185)	—
	$2,459	$580

Notes to the Consolidated Financial Statements	149

Algonquin Power & Utilities Corp.

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

(in thousands of U.S. dollars, except as noted and per share amounts)

24.	Financial instruments (continued)

(c)	Risk management (continued)

In addition to the risk management strategies described above, the Company manages exposure to risks arising from financial instruments, including credit risk and liquidity risk.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company’s financial instruments that are exposed to concentrations of credit risk are primarily cash and cash equivalents, accounts receivable, notes receivable and derivative instruments. The Company limits its exposure to credit risk with respect to cash equivalents by ensuring available cash is deposited with its senior lenders, all of which have a credit rating of A or better. The Company does not consider the risk associated with the accounts receivable to be significant as the majority of revenue from power generation is earned from large utility customers having a credit rating of Baa2 or better by Moody’s, or BBB or higher by S&P, or BBB or higher by DBRS. Revenue is generally invoiced and collected within 45 days.

The remaining revenue is primarily earned by the Regulated Services Group, which consists of electric, water distribution and wastewater, and natural gas utilities in the United States, Canada, Bermuda and Chile. In this regard, the credit risk related to Regulated Services Group accounts receivable balances of $404,258 is spread over hundreds of thousands of customers. The Company has processes in place to monitor and evaluate this risk on an ongoing basis including background credit checks and security deposits from new customers. In addition, most of the Regulators of the Regulated Services Group allow for a reasonable bad debt expense to be incorporated in the rates and therefore recovered from rate payers.

As of December 31, 2022, the Company’s maximum exposure to credit risk for these financial instruments was as follows:

2022
Cash and cash equivalents and restricted cash	$101,185
Accounts receivable	552,914
Allowance for doubtful accounts	(24,857)
Notes receivable	53,680
$682,922

In addition, the Company monitors the creditworthiness of the counterparties to its foreign exchange, interest rate, and energy derivative contracts and assesses each counterparty’s ability to perform on the transactions set forth in the contracts. The counterparties consist primarily of financial institutions. This concentration of counterparties may impact the Company’s overall exposure to credit risk, either positively or negatively, in that the counterparties may be similarly affected by changes in economic, regulatory or other conditions.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity risk is to take steps to ensure, to the extent possible, that it will have sufficient liquidity to meet liabilities when due. As of December 31, 2022, in addition to cash on hand of $57,623, the Company had $2,288,765 available to be drawn on its revolving and term credit facilities. Each of the Company’s revolving credit facilities contain covenants that may limit amounts available to be drawn.

ALGONQUIN | LIBERTY

150	2022 Annual Report

Algonquin Power & Utilities Corp.

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

(in thousands of U.S. dollars, except as noted and per share amounts)

24.	Financial instruments (continued)

(c)	Risk management (continued)

Liquidity risk (continued)

The Company’s liabilities mature as follows:

	Due less	Due 2 to 3	Due 4 to 5	Due after
	than 1 year	years	years	5 years	Total
Long-term debt obligations	$1,128,660	$404,633	$1,984,855	$4,019,166	$7,537,314
Interest on long-term debt	310,863	447,227	386,560	3,936,205	5,080,855
Purchase obligations	741,888	—	—	—	741,888
Environmental obligation	9,326	18,084	1,915	19,021	48,346
Advances in aid of construction	1,554	—	—	86,992	88,546
Derivative financial instruments:
Cross-currency swap	3,205	5,541	6,279	24,781	39,806

Energy derivative and commodity contracts	29,286	49,865	29,896	21,468	130,515
Contract adjustment payments on Green Equity Units	76,208	37,668	—	—	113,876
Other obligations	37,209	6,392	5,080	271,962	320,643
Total obligations	$2,338,199	$969,410	$2,414,585	$8,379,595	$14,101,789

25.	Comparative figures

Certain of the comparative figures have been reclassified to conform to the consolidated financial statement presentation adopted in the current year.

Notes to the Consolidated Financial Statements	151

ALGONQUIN | LIBERTY

152	2022 Annual Report

Algonquin's leadership

Directors

Kenneth Moore,
Chair of the Board

Managing Partner,
NewPoint Capital
Partners Inc.

Arun Banskota,
President and
Chief Executive Officer,
Algonquin Power
& Utilities Corp.

Melissa Stapleton Barnes,
Former Senior Vice
President, Enterprise
Risk Management
and Chief Ethics and
Compliance Officer,
Eli Lilly and Company

Amee Chande,
Former Chief
Commercial Officer,
Waymo

Dan Goldberg,
President and Chief
Executive Officer,
Telesat Corp.

Chris Huskilson,
Former President and
Chief Executive Officer,
Emera Inc.

D. Randy Laney,
Former Chairman
of the Board,
The Empire District
Electric Company

Masheed Saidi,
Former Executive
Vice President and
Chief Operating Officer,
U.S. Transmission,
National Grid USA

Dilek Samil,
Former Executive
Vice President and
Chief Operating Officer,
NV Energy

Executive Management Team

Arun Banskota,
President and
Chief Executive Officer

Darren Myers,
Chief Financial
Officer

Helen Bremner,
Executive Vice
President, Strategy
and Sustainability

Anthony (Johnny) Johnston,
Chief Operating
Officer

Jeffery Norman,
Chief Development
Officer

Kirsten Olsen,
Chief Human
Resources Officer

Mary Ellen Paravalos,
Chief Compliance
and Risk Officer

Colin Penny,
Executive Vice
President,
IT and Digital
Transformation

Jennifer Tindale,
Chief Legal Officer

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Corporate info

Canadian Transfer Agent:
TSX Trust Company (Canada)
300-100 Adelaide Street West
Toronto, Ontario,
Canada M5H 1S3

U.S. Transfer Agent:
AST American Stock Transfer
& Trust Company, LLC
6201 15th Avenue
Brooklyn, New York 11219

Auditors:
Ernst & Young LLP
Toronto, Ontario

The Toronto Stock Exchange:
AQN, AQN.PR.A, AQN.PR.D

The New York Stock Exchange:
AQN, AQNA, AQNB, AQNU

Stay connected!

Greater Toronto Headquarters:
354 Davis Road,
Oakville, Ontario, Canada L6J 2X1

905-465-4500

905-465-4514

AQN_Utilities

www.linkedin.com/company/algonquin-power-&-utilities-corp

algonquinpowerandutilities.com